UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

October 27, 2020

Date of Report (Date of earliest event reported)

CALLAWAY GOLF COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-10962	95-3797580
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2180 RUTHERFORD ROAD, CARLSBAD, CA 92008-7328

(Address of principal executive offices and zip code)

(760) 931-1771

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	ELY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 27, 2020, Callaway Golf Company, a Delaware corporation (“Callaway”), entered into a definitive agreement to acquire Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Callaway, Topgolf and 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Callaway (“Merger Sub”). The Merger Agreement provides that, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Callaway will acquire Topgolf by way of a merger of Merger Sub with and into Topgolf, with Topgolf surviving as a wholly-owned subsidiary of Callaway (the “Merger”).

Callaway currently estimates that it will issue approximately 90 million shares of common stock to the stockholders of Topgolf (excluding Callaway) for 100% of the outstanding equity of Topgolf (the “Merger Consideration”), using an exchange ratio (the “Exchange Ratio”) based on an equity value of Topgolf of approximately $1.986 billion (or approximately $1.745 billion excluding Topgolf shares currently held by Callaway) and a price per share of Callaway common stock fixed at $19.40 per share (the “Callaway Share Price”). Callaway currently holds approximately 14.3% of Topgolf’s outstanding shares. Upon completion of the Merger, the former Topgolf stockholders (other than Callaway) are expected to own approximately 48.5% of the combined company on a fully diluted basis.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, (a) at the effective time of the Merger (the “Effective Time”), each share of Topgolf preferred stock and each share of Topgolf common stock that is issued and outstanding immediately prior to the Effective Time (other than shares held by Callaway, shares held by Topgolf in treasury or dissenting shares, if any, all of which will be canceled for no consideration), will be converted into the right to receive a number of shares of Callaway common stock equal to its pro rata portion of the Merger Consideration (such number of shares of Callaway common stock to be received for each share of Topgolf common stock, the “per share common stock consideration”), after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents, (b) at the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is held by an employee or independent contractor of Topgolf, or a Topgolf director who will be appointed to the Callaway board of directors following the consummation of the Merger (each, a “Rollover Option”) will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by an exchange ratio (the “Equity Award Exchange Ratio”) calculated by dividing (x) the cash value of the per share common stock consideration assuming a per share price for Callaway common stock of the Callaway Share Price (the “cash equivalent per share common stock consideration”) by (y) the Callaway Share Price, with such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio, (c) immediately prior to the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is not a Rollover Option (each, a “Settled Stock Option”), will be deemed to be net exercised for a number of shares of Callaway common stock equal (x) to the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (y) the cash equivalent per share common stock consideration, and (d) at the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration per share of Topgolf restricted stock, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions. Additionally, at the Effective Time, Callaway will assume an existing warrant to purchase Topgolf preferred stock, and such warrant will become a warrant to purchase shares of Callaway common stock.

Callaway and Topgolf agreed to customary representations, warranties and covenants in the Merger Agreement, including covenants relating to obtaining the requisite approval of stockholders of Callaway and Topgolf. Callaway has obtained representation and warranty insurance to cover, subject to certain limitations, losses resulting from potential breaches of Topgolf’s representations and warranties made in the Merger Agreement. Callaway and Topgolf have also agreed to various covenants related to the conduct of each of their respective businesses, including, among others, an agreement by each party to conduct and operate its business in the ordinary course consistent with past practice during the period prior to the closing of the Merger, subject to certain limitations.

In connection with the Merger, Callaway will prepare and file a registration statement on Form S-4 (the “Registration Statement”), in which a proxy statement will be included as a prospectus (the “Proxy Statement”), to register the Callaway common stock to be issued to Topgolf stockholders in connection with the Merger and solicit the approval of Callaway’s stockholders of the issuance of Callaway common stock that represents more than 20% of the shares of Callaway common stock outstanding immediately prior to the closing of the Merger to Topgolf stockholders in connection with the Merger, pursuant to the rules and regulations of the New York Stock Exchange. The Registration Statement will also include a consent solicitation statement by which Topgolf will solicit written consents from Topgolf’s stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby.

The closing of the Merger is subject to customary conditions, including, among others, (a) the absence of laws in the United States and certain specified jurisdictions enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement, (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (c) the required approvals by the stockholders of Callaway and Topgolf, (d) the Registration Statement having become effective in accordance with the provisions of the Securities Act of 1933, as amended, and not being subject to any stop order suspending the Registration Statement, (e) the shares of Callaway common stock to be issued in the Merger being approved for listing on the New York Stock Exchange as of the closing, (f) the accuracy of the parties’ representations and warranties contained in the Merger Agreement (subject to certain materiality qualifications), (g) the parties’ compliance with the covenants and agreements in the Merger Agreement in all material respects, (h) the receipt of certain opinions from legal counsel regarding the intended tax treatment of the Merger, (i) the sale by Topgolf of shares of its Series H preferred stock resulting in aggregate proceeds to Topgolf of at least $180.0 million, and (j) the absence of any material adverse effect on Callaway or Topgolf. The Merger is expected to close in the first quarter of 2021.

Pursuant to the Merger Agreement, neither Callaway nor Topgolf may solicit alternative transaction proposals. Additionally, neither Callaway nor Topgolf may engage in negotiations with third parties regarding or otherwise facilitate alternative acquisition proposals, unless, prior to obtaining their respective stockholder approvals, their respective boards of directors receive a bona fide alternative transaction proposal that did not result from a breach of such party’s non-solicitation obligations and which such board of directors determines to be, or would reasonably be expected to constitute or result in, a superior proposal, and such board of directors determines in good faith that failure to take such action would constitute a breach of its fiduciary duties to its stockholders under Delaware law, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either party to terminate the Merger Agreement with mutual written consent, (b) the right of either party to terminate the Merger Agreement if Callaway’s stockholders fail to approve the issuance of Callaway common stock in the Merger, (c) the right of Callaway to terminate the Merger Agreement if Topgolf does not deliver its required stockholder vote within three business days after the consent solicitation statement included as part of the Registration Statement is delivered to Topgolf stockholders, (d) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes, withdraws or fails to reaffirm its recommendation in favor of the transactions, or the other party approves, endorses or enters into a letter of intent with respect to an alternative acquisition transaction, (e) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants (which is not cured within 30 days after written notice of such breach) which would result in the closing conditions not being satisfied, (f) the right of either party to terminate the Merger Agreement if the Merger has not occurred by June 30, 2021, and (g) the right of either party to terminate the Merger Agreement if the Merger or any of the other transactions contemplated by the Merger Agreement is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $75.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been attached to this Current Report on Form 8-K to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about Callaway, Topgolf or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the

Merger Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to important qualifications and limitations agreed upon by the parties for the purposes of allocating contractual risk among such parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to such contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Callaway’s public disclosures.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Callaway entered into Support Agreements (the “Support Agreements”) with each of PEP TG Investments LP (“Providence”), TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC (together, “West River”) and DDFS Partnership, LP and Dundon 2009 Gift Trust (together, “Dundon,” and together with Providence and WestRiver, the “Support Stockholders”), solely in their respective capacities as Topgolf stockholders. The Support Stockholders, together with their affiliated entities, beneficially own an aggregate of approximately 62% of the outstanding capital stock of Topgolf and approximately 64% of the outstanding preferred stock of Topgolf. On the terms and subject to the conditions set forth in the Support Agreements, each Support Stockholder has agreed to vote all of its respective shares of outstanding capital stock of Topgolf in favor of the adoption of the Merger Agreement and approval of the Merger, and against any competing acquisition proposal, unless Topgolf’s board of directors changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement, in which case, the Support Stockholders, taken together, would only be required to vote a number of shares equal to (a) 30% of all shares of the Topgolf common stock and the Topgolf preferred stock on an as converted basis being considered as its own class and (b) 39% of all shares of the Topgolf preferred stock on an as converted basis being considered as its own class, and each Support Stockholder would be entitled, in its sole discretion, to vote its remaining shares in any manner.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Stockholders Agreement

Concurrently with the execution and delivery of the Merger Agreement, entities affiliated with each of Providence, West River and Dundon have entered into a Stockholders Agreement (the “Stockholders Agreement”) with Callaway, pursuant to which each stockholder will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the board of directors of Callaway for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them as of the closing of the Merger. The Stockholders Agreement provides that Callaway shall take all actions reasonably necessary such that, as of the closing of the Merger, each of the stockholder nominees shall be appointed to the board of directors of Callaway, which stockholder nominees are expected to be Scott Marimow, Erik Anderson and Thomas Dundon.

In addition, each of Providence, West River and Dundon have agreed, with certain limited exceptions, not to sell, offer or otherwise transfer or dispose of any shares of Callaway common stock held by them as of the closing of the Merger, other than shares received in exchange for Series H preferred stock of Topgolf, for a period of 180 days following the closing of the Merger.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, entities affiliated with each of Providence, West River and Dundon have entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Callaway, pursuant to which Callaway will grant such stockholders certain demand, “piggy-back” and shelf registration rights, subject to certain minimum thresholds and other customary conditions. The registration rights granted by Callaway apply to all shares of Callaway common stock received by such stockholders in connection with the Merger. Callaway will pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, and indemnify them for certain securities law matters in connection with any registration statement.

In addition, under the Registration Rights Agreement, entities affiliated with each of Providence, West River and Thomas Dundon have agreed, subject to certain limited exceptions, for a period of two years from the closing of the Merger to coordinate transfers or sales of their shares of Callaway common stock among such stockholders. The coordination provisions apply to all shares held by such stockholders, excluding shares of Callaway common stock received in exchange for Series F preferred stock, Series G preferred stock and Series H preferred stock of Topgolf (such excluded shares, the “Excluded Stock”). During such period, each of the coordinating holders has agreed not to transfer or sell in a given one-year period more than 50% of the shares of Callaway common stock held by such holder at the beginning of such one-year period, other than any Excluded Stock.

The foregoing description of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated by reference herein.

Amendment to Credit Facility

As previously disclosed, on May 17, 2019, Callaway and certain of its subsidiaries entered into a Fourth Amended and Restated Loan and Security Agreement with the lenders party thereto from time to time and Bank of America, N.A., as administrative agent and as security trustee for such lenders (as amended, restated, supplemented or otherwise modified from time to time, the “ABL Agreement”). In connection with the Merger Agreement, Callaway entered into an amendment to the ABL Agreement, dated as of October 27, 2020 (the “Fourth Amendment”), which among other things, (a) permits the consummation of the Merger and certain other transactions contemplated by the Merger Agreement, (b) designates Topgolf and its subsidiaries as excluded subsidiaries under the ABL Agreement, which among other things, excludes them from the requirement to become guarantors under the ABL Agreement and from certain covenants and representations thereunder, (c) amends certain financial definitions and other provisions in the ABL Agreement to reflect the status of Topgolf and its subsidiaries as excluded subsidiaries thereunder, and (d) amends certain covenants and other provisions in the ABL Agreement to permit Callaway and its subsidiaries to make certain investments in, and enter into certain transactions with, Topgolf and its subsidiaries.

The foregoing description of the Fourth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourth Amendment, which is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Financing Commitments

As previously disclosed, on January 4, 2019, Callaway entered into a Credit Agreement with the lenders party thereto from time to time and Bank of America, N.A., as administrative agent (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement”). In connection with the Merger Agreement, on October 27, 2020, Callaway entered into a debt financing commitment letter (the “Debt Commitment Letter”) and related fee letters with Bank of America, N.A., JPMorgan Chase Bank, N.A., MUFG Union Bank, N.A, Truist Bank, and Truist Securities, Inc. (the “Commitment Parties”). Pursuant to the Debt Commitment Letter, the Commitment Parties have been engaged to arrange and solicit consents from the existing lenders under the Term Loan Agreement to an amendment to the Term Loan Agreement (the “Term Loan Amendment”) which shall, among other things, (a) permit the consummation of the Merger and certain other transactions contemplated by the Merger Agreement, (b) designate Topgolf and its subsidiaries as unrestricted subsidiaries under the Term Loan Agreement, which among other things, excludes them from the requirement to become guarantors under the Term Loan Agreement and from certain covenants and representations thereunder, (c) amend certain financial definitions and other provisions in the Term Loan Agreement to reflect the status of Topgolf and its subsidiaries as unrestricted subsidiaries thereunder and (d) amend certain covenants and other provisions in the Term Loan Agreement to permit Callaway and its subsidiaries to make certain investments in, and enter into certain transactions with, Topgolf and its subsidiaries.

The Commitment Parties have also committed pursuant to the Debt Commitment Letter to arrange and provide Callaway with a $442.8 million secured term loan facility (the “Refinancing Term Loan Facility”) to be provided to Callaway in the event that consents to the Term Loan Amendment from lenders holding the requisite amount of loans under the Term Loan Agreement are not obtained. The Refinancing Term Loan Facility will be on terms substantially similar to the Term Loan Agreement, as proposed to be modified by the Term Loan Amendment, and including certain other changes. The proceeds of the Refinancing Term Loan Facility would be used (a) to refinance Callaway’s Term Loan Agreement (the “Refinancing”) and (b) to pay fees and expenses incurred in connection with the Refinancing, the Merger and certain other transactions contemplated by the Merger Agreement. The availability of the borrowings under the Refinancing Term Loan Facility is subject to the satisfaction of certain customary conditions including the substantially concurrent closing of the Merger.

The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 under the heading “Amendment to Credit Facility” is incorporated by reference in this Item 2.03.

Item 8.01	Other Events.

On October 27, 2020, Callaway and Topgolf issued a joint press release captioned “Callaway and Topgolf to Combine, Creating a Global Golf and Entertainment Leader.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 27, 2020, Callaway and Topgolf provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit 2.1*	Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway Golf Company, 51 Steps, Inc., and Topgolf International, Inc.

Exhibit 10.1	Form of Support Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, 51 Steps, Inc. and certain stockholders of Topgolf International, Inc.

Exhibit 10.2	Stockholders Agreement, dated as of October 27, 2020, by and among Callaway Golf Company and certain stockholders of Topgolf International, Inc.

Exhibit 10.3	Registration Rights Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, Topgolf International, Inc. and certain stockholders of Topgolf International, Inc.

Exhibit 10.4	Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, certain subsidiaries of Callaway Golf Company, and Bank of America, N.A., as administrative agent and as security trustee.

Exhibit 10.5	Commitment Letter, dated as of October 27, 2020, among Callaway Golf Company, Bank of America, N.A., JPMorgan Chase Bank, N.A., MUFG Union Bank, N.A, Truist Bank, and Truist Securities, Inc.

Exhibit 99.1	Press Release, dated October 27, 2020, captioned “Callaway and Topgolf to Combine, Creating a Global Golf and Entertainment Leader.”

Exhibit 99.2	Investor Presentation, dated October 27, 2020.

Exhibit 104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*

Certain schedules referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The information in this Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALLAWAY GOLF COMPANY

Date: October 27, 2020	By:	/s/ Brian P. Lynch
Brian P. Lynch
Executive Vice President and Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

October 27, 2020

by and among

CALLAWAY GOLF COMPANY,

51 STEPS, INC.,

and

TOPGOLF INTERNATIONAL, INC.

i

4.11	Intellectual Property and Privacy	48

4.12	Company Programs	51

4.13	Contracts; No Defaults	51

4.14	Company Benefit Plans	54

4.15	Labor Matters	57

4.16	Taxes	58

4.17	Brokers’ Fees	60

4.18	Insurance	61

4.19	Company Real Property; Assets	61

4.20	Environmental Matters	63

4.21	Absence of Changes	64

4.22	Affiliate Agreements	64

4.23	Internal Controls	65

4.24	Permits	65

4.25	Registration Statement	65

4.26	No Additional Representations and Warranties; Non-Reliance	65

ARTICLE V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		66

5.01	Corporate Organization	66

5.02	Subsidiaries	66

5.03	Due Authorization	67

5.04	No Conflict	68

5.05	Governmental Authorities; Consents	69

5.06	Capitalization	69

5.07	Undisclosed Liabilities	71

5.08	Litigation and Proceedings	72

5.09	Compliance with Laws	72

5.10	Intellectual Property and Privacy	73

5.11	Contracts; No Defaults	75

5.12	Acquiror Benefit Plans	76

5.13	Labor Matters	79

5.14	Taxes	81

5.15	Brokers’ Fees	83

5.16	Insurance	83

5.17	Acquiror Real Property; Assets	84

5.18	Environmental Matters	85

5.19	Absence of Changes	86

5.20	Affiliate Agreements	86

5.21	Acquiror SEC Reports; Financial Statements; Internal Controls	87

5.22	Permits	88

5.23	Registration Statement	89

5.24	NYSE Stock Market Quotation	89

5.25	Backstop Commitment Letter	89

5.26	No Additional Representations and Warranties; Non-Reliance	90

ARTICLE VI COVENANTS OF THE COMPANY		90

6.01	Conduct of the Company During the Interim Period	90

6.02	Inspection	94

6.03	Termination of Certain Agreements	95

6.04	Proxy Solicitation; Other Actions	96

6.05	Company Series H Preferred Offering	96

6.06	Company Financing Cooperation	97

6.07	Consideration Spreadsheet	97

ARTICLE VII COVENANTS OF ACQUIROR		99

7.01	Indemnification and Insurance	99

7.02	Conduct of Acquiror During the Interim Period	100

7.03	Inspection	103

7.04	Acquiror NYSE Listing	104

7.05	Acquiror Public Filings	104

7.06	Section 16 Matters	104

7.07	Employee Matters	104

7.08	Financing	106

7.09	Stockholder Litigation	109

ARTICLE VIII JOINT COVENANTS		110

8.01	Support of Transaction	110

8.02	HSR Act and Regulatory Approvals	110

8.03	Non-Solicitation; Acquisition Proposals	112

8.04	Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval	119

8.05	Other Filings; Press Release	121

8.06	Tax Matters	121

8.07	Confidentiality; Publicity	122

8.08	R&W Insurance Policy	123

ARTICLE IX CONDITIONS TO OBLIGATIONS		123

9.01	Conditions to Obligations of All Parties	123

9.02	Additional Conditions to Obligations of Acquiror and Merger Sub	124

9.03	Additional Conditions to the Obligations of the Company	125

ARTICLE X TERMINATION/EFFECTIVENESS		126

10.01	Termination	126

10.02	Effect of Termination	128

ARTICLE XI MISCELLANEOUS		130

11.01	Waiver	130

11.02	Notices	130

11.03	Assignment	131

11.04	Rights of Third Parties	132

11.05	Expenses	132

11.06	Governing Law	132

11.07	Captions; Counterparts	132

11.08	Mutual Drafting	132

11.09	Schedules and Exhibits	133

11.10	Entire Agreement	133

11.11	Amendments	133

11.12	Severability	133

11.13	Jurisdiction; WAIVER OF TRIAL BY JURY	133

11.14	Enforcement	135

11.15	Non-Recourse	135

11.16	Nonsurvival of Representations, Warranties and Covenants	135

Exhibits

Exhibit A – Form of Support Agreement

Exhibit B – Form of Registration Rights Agreement

Exhibit C – Form of Stockholders Agreement

Exhibit D – Acquiror Closing Tax Certificate

Exhibit E – Acquiror Registration Statement Tax Certificate

Exhibit F – Company Closing Tax Certificate

Exhibit G – Company Registration Statement Tax Certificate

Exhibit H – Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of October 27, 2020, is entered into by and among Callaway Golf Company, a Delaware corporation (“Acquiror”), 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and Topgolf International, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Acquiror, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has (a) determined that the Transactions are fair to, advisable and in the best interests of Acquiror and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, including the issuance of shares of Acquiror Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) recommended that the stockholders of Acquiror vote to approve the issuance of shares of Acquiror Common Stock to the stockholders of the Company pursuant to the terms of this Agreement;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (a) determined that the Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) recommended that the sole stockholder of Merger Sub vote to adopt this Agreement and approve the Transactions;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions and (c) recommended that the stockholders of the Company vote to adopt this Agreement and approve the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, certain Company Stockholders have entered into certain Support Agreements, dated as of the date hereof (the “Support Agreements”), in the form set forth on Exhibit A, with Acquiror;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in the form set forth on Exhibit B, to be effective upon the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Stockholders Agreement (the “Stockholders Agreement”), in the form set forth on Exhibit C, to be effective upon the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company, Acquiror, and PEP TG Investments LP have entered into that certain Warrant Assumption Agreement, dated as of the date hereof and to be effective upon the Closing, pursuant to which Acquiror has agreed to assume the Company Warrant on the terms set forth therein; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (b) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“280G Stockholder Vote” has the meaning specified in Section 7.07(d).

“401(k) Termination Date” has the meaning specified in Section 7.07(c).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and other provisions on terms no less favorable in any substantive respect to the Company or Acquiror, as applicable, than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for such party to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror ABL Credit Agreement” means that certain Fourth Amended and Restated Loan and Security Agreement, dated as of May 17, 2019 (as amended by (i) the First Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of August 28, 2019, (ii) the Second Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of March 20, 2020, (iii) the Third Amendment to

Fourth Amended and Restated Loan and Security Agreement, dated as of April 28, 2020 and (iv) the Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of October 27, 2020) among Callaway Golf Company, a Delaware corporation, Callaway Golf Sales Company, a California corporation, Callaway Golf Ball Operations, Inc., a Delaware corporation, OGIO International Inc., a Utah corporation, travisMathew, LLC, a California limited liability company, Callaway Golf Canada Ltd., a Canada corporation, Jack Wolfskin Ausrüstung für Draussen GMBH & CO. KGAA, a partnership limited by shares (Kommanditgesellschaft auf Aktien) under the laws of the Federal Republic of Germany, Callaway Golf Europe Ltd., a company organized under the laws of England (registered number 02756321), the other obligors from time to time party thereto, the financial institutions from time to time party thereto as lenders and Bank of America, N.A., as administrative agent and security trustee for such lenders.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V, as qualified by the Schedules and/or the applicable portions of the Acquiror SEC Reports. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror Arrangements” has the meaning specified in Section 7.07(d).

“Acquiror Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee or independent contractor, in each case, that is maintained, sponsored or contributed to by Acquiror or its Subsidiaries or any Acquiror ERISA Affiliate or under which Acquiror or its Subsidiaries has or would reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any statutory employee benefit plan required pursuant to applicable Law.

“Acquiror Board” has the meaning specified in the recitals hereto.

“Acquiror Board Recommendation” has the meaning specified in Section 8.04(d).

“Acquiror Cancelled Shares” has the meaning specified in Section 3.01(c).

“Acquiror Capitalization Measurement Time” has the meaning specified in Section 5.06(a).

“Acquiror Change in Recommendation” has the meaning specified in Section 8.04(d).

“Acquiror Closing Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit D and dated as of the date of the Closing Tax Opinion.

“Acquiror Common Stock” means Acquiror’s Common Stock, par value $0.01 per share.

“Acquiror COVID-19 Response” means any deviations from the ordinary course of business of Acquiror or any of its Subsidiaries or any actions, inactions, activities or conduct of Acquiror or any of its Subsidiaries, in each case, following the date hereof, that Acquiror reasonably and in good faith determines are reasonably necessary (i) to comply with any COVID-19 Measure or (ii) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any Person in response to COVID-19) in a manner consistent with an Acquiror Historical COVID-19 Response; provided, that (A) in the case of any such deviation, action, inaction, activity or conduct that is reasonably expected to have an adverse financial impact on Acquiror or its applicable Subsidiary of at least $1,000,000 or to otherwise materially and adversely impact their respective business, Acquiror or its applicable Subsidiary shall, prior to taking or refraining from taking any such deviation, action, inaction, activity or conduct, reasonably consult with the Company and consider in good faith the Company’s suggestions and/or feedback, and use reasonable best efforts to implement any such reasonable suggestions and/or feedback, and (B) in the case of any other such deviation, action, inaction, activity or conduct, Acquiror or its applicable Subsidiary shall promptly notify the Company in writing.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Equity Awards” means any Acquiror Stock Options, Acquiror RSUs, Acquiror PSUs, and any other awards granted or issuable under the Acquiror Equity Plans.

“Acquiror Equity Plans” means Acquiror’s Amended and Restated 2004 Incentive Plan and 2013 Non-Employee Directors Stock Incentive Plan.

“Acquiror ERISA Affiliate” has the meaning specified in Section 5.12(e).

“Acquiror Historical COVID-19 Response” means the deviations from the ordinary course of business of Acquiror or any of its Subsidiaries and the actions, inactions, activities or conduct of Acquiror or any of its Subsidiaries, in each case, taken between March 1, 2020 through the date of this Agreement, to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19, as set forth on Schedule 1.01(b).

“Acquiror Intellectual Property” means all Acquiror Owned Intellectual Property and all Intellectual Property used in the business of Acquiror and its Subsidiaries, as currently conducted.

“Acquiror Intervening Event” has the meaning specified in Section 8.03(g)(iv).

“Acquiror Intervening Event Notice” has the meaning specified in Section 8.03(f).

“Acquiror Intervening Event Notice Period” has the meaning specified in Section 8.03(f).

“Acquiror Japanese ABL Facility” means that certain Loan Agreement, dated as of January 21, 2018, between Callaway Golf K.K. and The Bank of Tokyo-Mitsubishi UFG, Ltd, providing a credit facility up to 4,000,000,000 Yen, as may be amended or renewed in accordance with its terms and subject to the provisions of this Agreement.

“Acquiror Japanese Term Loan Facility” means that certain Loan Agreement, dated as of August 19, 2020, between Callaway Golf K.K. and Sumitomo Mitsui Banking Corporation, providing a term loan of 2,000,000,000 Yen, as may be amended or renewed in accordance with its terms and subject to the provisions of this Agreement.

“Acquiror Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by Acquiror or any of its Subsidiaries (or any of their Affiliates by or on behalf of Acquiror or any of its Subsidiaries), or in which Acquiror or any of its Subsidiaries (or any of their Affiliates by or on behalf of Acquiror or any of its Subsidiaries) possess a material easement or other material occupancy right, which, for the avoidance of doubt, shall not include any access or real property rights that may arise in connection with any Intellectual Property or IT System license agreements to which Acquiror or any of its Subsidiaries are a party.

“Acquiror Material Adverse Effect” means any event, change, occurrence, fact, condition, circumstance or development that, individually or in the aggregate, has a material adverse effect on (a) the assets, business, results of operations or condition (financial or otherwise) of Acquiror and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be an “Acquiror Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv),” “(v),” “(vi),” and “(vii),” in each case, to the extent that such change has a disproportionate impact on Acquiror and its Subsidiaries, taken as a whole, as compared to other industry participants (it being understood and agreed that only such incremental disproportionate impact shall be taken into account in determining whether there has been or will be an “Acquiror Material Adverse Effect”)): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement; (ii) any change or development in interest rates or United States or global economic, political, business, financial, commodity, currency, regulatory or market conditions generally or changes in the market price or trading volume of the capital stock of Acquiror; (iii) the announcement or the execution of this Agreement and the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; (iv) any change generally affecting any of the industries or markets in which Acquiror or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event; (vi) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures, Acquiror Historical COVID-19 Response or Acquiror COVID-19 Response)), public health emergency or widespread occurrence of infectious disease; (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Acquiror or its Subsidiaries operate, including large-scale civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (viii) any failure of Acquiror or its Subsidiaries to meet any projections, forecasts or budgets; provided, that this clause “(viii)” shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, an Acquiror Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Acquiror Material Adverse Effect); or (ix) any actions taken, or failures to take action, or such other changes or events, in each case with respect to this clause “(ix),” which the Company has requested after the date hereof or to which the Company has consented after the date hereof, or (b) the ability of Acquiror to consummate the Transactions on a timely basis.

“Acquiror Material Permit” has the meaning specified in Section 5.22.

“Acquiror Notice” has the meaning specified in Section 8.03(d).

“Acquiror Notice Period” has the meaning specified in Section 8.03(d).

“Acquiror Organizational Documents” means the Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on May 13, 2020, and the Seventh Amended and Restated Bylaws of Acquiror, effective as of May 12, 2020, in each case as amended and currently in effect.

“Acquiror Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Acquiror or any of its Subsidiaries.

“Acquiror Owned Real Property” has the meaning specified in Section 5.17(a).

“Acquiror Preferred Stock” means Acquiror’s Preferred Stock, par value $0.01 per share.

“Acquiror Privacy Policy” has the meaning specified in Section 5.10(i).

“Acquiror PSUs” means performance share units in respect of shares of Acquiror Common Stock, granted under the Acquiror Equity Plans.

“Acquiror Real Estate Lease Documents” has the meaning specified in Section 5.17(b).

“Acquiror Real Property” means the Acquiror Leased Real Property and the Acquiror Owned Real Property.

“Acquiror Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by Acquiror or any of its Subsidiaries.

“Acquiror Registration Statement Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit E and dated and executed as of the date the Registration Statement shall have been declared effective under the Securities Act or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Acquiror Requisite Approval” has the meaning specified in Section 5.03(b).

“Acquiror RSUs” means restricted stock units in respect of shares of Acquiror Common Stock, granted under the Acquiror Equity Plans.

“Acquiror SEC Reports” has the meaning specified in Section 5.21(a).

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.03(b).

“Acquiror Stock Options” means any option to purchase Acquiror Common Stock pursuant to any Acquiror Equity Plans.

“Acquiror Term Loan Agreement” means that certain Credit Agreement, dated as of January 4, 2019 among Acquiror, as the borrower, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of April 28, 2020.

“Acquiror Termination Payment” means $75,000,000.

“Acquiror Trading Price” means $19.40.

“Acquiror Triggering Event” means any of the following occurrences: (a) the Acquiror Board shall have failed to reaffirm the Acquiror Board Recommendation, or fails to reaffirm its determination that the Transactions are in the best interests of Acquiror Stockholders, in each case, within 10 Business Days after the Company requests in writing that such Acquiror Board Recommendation or determination be reaffirmed if (i) any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to Acquiror shall have been publicly made, sent or given to Acquiror or the Acquiror Stockholders or (ii) any other event that could reasonably be expected to impede, interfere with or delay in any material respect the Transactions shall have publicly occurred (it being understood and agreed that the Company shall only be entitled to make one such request per aforementioned proposal or offer in the case of clause “(i),” and in the case of clause “(ii),” three such requests in the aggregate); (b) the Acquiror Board shall have approved, endorsed or recommended any Acquisition Proposal with respect to Acquiror; (c) Acquiror shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to Acquiror (other than an Acceptable Confidentiality Agreement); (d) a tender or exchange offer relating to Acquiror Common Stock shall have commenced and Acquiror shall not have sent to Acquiror Stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that Acquiror recommends rejection of such tender or exchange offer; or (e) an Acquisition Proposal with respect to Acquiror shall have been publicly announced, and Acquiror shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days after such Acquisition Proposal has been announced.

“Acquisition Proposal” has the meaning specified in Section 8.03(g)(i).

“Action” means any Claim, investigation, examination, complaint, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Acquiror SEC Reports” has the meaning specified in Section 5.21(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For the avoidance of doubt, prior to the Closing, unless otherwise specified herein, the Company and its Subsidiaries shall not be deemed “Affiliates” of Acquiror and Merger Sub, and Acquiror and Merger Sub shall not be deemed “Affiliates” of the Company or its Subsidiaries.

“Aggregate Acquiror Cancelled Shares Consideration Value” means the aggregate value of the Acquiror Common Stock that would have been payable pursuant to the terms of this Agreement in respect of the Acquiror Cancelled Shares if each such Acquiror Cancelled Share was instead entitled to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable.

“Aggregate Common Stock Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with an aggregate value equal to the Consideration Cap minus the value of the Aggregate Preferred Stock Consideration.

“Aggregate Merger Consideration” means the Aggregate Common Stock Consideration and the Aggregate Preferred Stock Consideration.

“Aggregate Preferred Stock Consideration” means the sum of the Series A-1 Aggregate Consideration, the Series A-2 Aggregate Consideration, the Series B Aggregate Consideration, the Series C-1 Aggregate Consideration, the Series C-2 Aggregate Consideration, the Series E Aggregate Consideration, the Series F Aggregate Consideration, the Series G Aggregate Consideration and the Series H Aggregate Consideration.

“Agreement” has the meaning specified in the preamble hereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign or multinational antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 4.07(a).

“Backstop Commitment Letter” has the meaning specified in Section 5.25.

“Backstop Fee Letters” has the meaning specified in Section 5.25.

“Backstop Lenders” has the meaning specified in Section 5.25.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Shares” has the meaning specified in Section 3.01(c).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Cash Equivalent Per Share Common Stock Consideration” means the product (rounded down to the nearest whole cent) of (a) the Per Share Common Stock Consideration multiplied by (b) the Acquiror Trading Price.

“Certificate of Merger” has the meaning specified in Section 2.01.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Tax Opinion” has the meaning specified in Section 9.03(e).

“Code” has the meaning specified in the recitals hereto.

“Committed Backstop Financing” has the meaning specified in Section 5.25.

“Communications Plan” has the meaning specified in Section 8.07(b).

“Company” has the meaning specified in the preamble hereto.

“Company 401(k) Plan” has the meaning specified in Section 7.07(c).

“Company Affiliate Agreement” has the meaning specified in Section 4.22.

“Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee or independent contractor, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or any Company ERISA Affiliate or under which the Company or its Subsidiaries has or would reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any statutory employee benefit plan required pursuant to applicable Law.

“Company Board” has the meaning specified in the recitals hereto.

“Company Board Recommendation” has the meaning specified in Section 8.04(e).

“Company Bylaws” means the Third Amended and Restated By-Laws of the Company, effective as of September 17, 2020.

“Company Capitalization Measurement Time” has the meaning specified in Section 4.06(a).

“Company Certificate” has the meaning specified in Section 3.03(b).

“Company Certificate of Incorporation” means the Fifth Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on September 18, 2020.

“Company Change in Recommendation” has the meaning specified in Section 8.04(e).

“Company Closing Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit F and dated as of the date of the Closing Tax Opinion.

“Company Common Stock” means a share of the Company’s common stock, par value $0.00001 per share.

“Company COVID-19 Response” means any deviations from the ordinary course of business of the Company or any of its Subsidiaries or any actions, inactions, activities or conduct of the Company or any of its Subsidiaries, in each case, following the date hereof, that the Company reasonably and in good faith determines are reasonably necessary (i) to comply with any COVID-19 Measure or (ii) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any Person in response to COVID-19), in a manner consistent with a Company Historical COVID-19 Response (except as set forth on Schedule 1.01(c)); provided, that (A) in the case of any such deviation, action, inaction, activity or conduct that is reasonably expected to have an adverse financial impact on the Company or its applicable Subsidiary of at least $1,000,000 or to otherwise materially and adversely impact their respective business (except as set forth on Schedule 1.01(c)), the Company or its applicable Subsidiary shall, prior to taking or refraining from taking any such deviation, action, inaction, activity or conduct, reasonably consult with Acquiror and consider in good faith Acquiror’s suggestions and/or feedback, and use reasonable best efforts to implement any such reasonable suggestions and/or feedback, and (B) in the case of any other such deviation, action, inaction, activity or conduct (except as set forth on Schedule 1.01(c)), the Company or its applicable Subsidiary shall promptly notify Acquiror in writing.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Designated Directors” has the meaning specified in Section 3.09.

“Company Equity Award Exchange Ratio” means a fraction, the numerator of which is the Cash Equivalent Per Share Common Stock Consideration, and the denominator of which is the Acquiror Trading Price.

“Company Equity Awards” means the Company Stock Options and shares of Company Restricted Stock granted under the Company Stock Plans.

“Company ERISA Affiliate” has the meaning specified in Section 4.14(e).

“Company Historical COVID-19 Response” means the deviations from the ordinary course of business of the Company or any of its Subsidiaries and the actions, inactions, activities or conduct of the Company or any of its Subsidiaries, in each case, taken between March 1, 2020 through the date of this Agreement, to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19, as set forth on Schedule 1.01(b).

“Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries, as currently conducted.

“Company Intervening Event” has the meaning specified in Section 8.03(g)(iii).

“Company Intervening Event Notice” has the meaning specified in Section 8.03(e).

“Company Intervening Event Notice Period” has the meaning specified in Section 8.03(e).

“Company Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (or any of their Affiliates by or on behalf of the Company or any of its Subsidiaries), or in which the Company or any of its Subsidiaries (or any of their Affiliates by or on behalf of the Company or any of its Subsidiaries) possess a material easement or other material occupancy right, which, for the avoidance of doubt, shall not include any access or real property rights that may arise in connection with any Intellectual Property or IT System license agreements to which the Company or any of its Subsidiaries are a party.

“Company Material Adverse Effect” means any event, change, occurrence, fact, condition, circumstance or development that, individually or in the aggregate, has a material adverse effect on (a) the assets, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be a “Company Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv),” “(v),” “(vi)” and “(vii),” in each case, to the extent that such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants (it being understood and agreed that only such incremental disproportionate impact shall be taken into account in determining whether there has been or will be a “Company Material Adverse Effect”)): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement; (ii) any change or development in interest rates or United States or global economic, political, business, financial, commodity, currency, regulatory or market conditions generally; (iii) the announcement or the execution of this Agreement and the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; (iv) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event; (vi) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures, Company Historical COVID-19 Response or Company COVID-19 Response)), public health emergency or widespread occurrence of infectious disease; (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operate, including large-scale civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (viii) any failure of the Company or its Subsidiaries to meet any projections, forecasts or budgets; provided, that this clause “(viii)” shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); or (ix) any actions taken, or failures to take action, or such other changes or events, in each case with respect to this clause “(ix),” which Acquiror has requested after the date hereof or to which Acquiror has consented after the date hereof, or (b) the ability of the Company to consummate the Transactions on a timely basis.

“Company Material Permit” has the meaning specified in Section 4.24.

“Company Non-Restricted Individual” has the meaning specified in Section 6.01(e)

“Company Notice” has the meaning specified in Section 8.03(c).

“Company Notice Period” has the meaning specified in Section 8.03(c).

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Owned Real Property” has the meaning specified in Section 4.19(a).

“Company Personal Information” means Personal Information collected and/or maintained by or for the Company or any of its Subsidiaries.

“Company Preferred Stock” means, collectively, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C-1 Preferred Stock, the Company Series C-2 Preferred Stock, the Company Series E Preferred Stock, the Company Series F Preferred Stock, the Company Series G Preferred Stock and the Company Series H Preferred Stock.

“Company Privacy Policy” has the meaning specified in Section 4.11(i).

“Company Programs” means any audio-visual programs developed, produced, co-produced, owned, acquired, sold, licensed or otherwise distributed by the Company and its Subsidiaries.

“Company Real Estate Lease Documents” has the meaning specified in Section 4.19(c).

“Company Real Property” means collectively, the Company Leased Real Property and the Company Owned Real Property.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Registration Statement Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit G and dated and executed as of the date the Registration Statement shall have been declared effective under the Securities Act or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Company Related Party” means the Company and each of its Affiliates and its and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” has the meaning specified in Section 4.03(a).

“Company Restricted Individual” has the meaning specified in Section 6.01(e).

“Company Restricted Stock” means the restricted shares of Company Common Stock granted pursuant to the Company Stock Plans.

“Company Scheduled Leased Real Property” has the meaning specified in Section 4.19(b).

“Company Scheduled Real Estate Lease Documents” has the meaning specified in Section 4.19(b).

“Company Series A-1 Preferred Stock” means the shares of the Company’s Series A-1 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series A-2 Preferred Stock” means the shares of the Company’s Series A-2 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series B Preferred Stock” means the shares of the Company’s Series B Convertible Preferred Stock, par value $0.00001 per share.

“Company Series C-1 Preferred Stock” means the shares of the Company’s Series C-1 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series C-2 Preferred Stock” means the shares of the Company’s Series C-2 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series E Preferred Stock” means the shares of the Company’s Series E Convertible Preferred Stock, par value $0.00001 per share.

“Company Series F Preferred Stock” means the shares of the Company’s Series F Convertible Preferred Stock, par value $0.00001 per share.

“Company Series G Preferred Stock” means the shares of the Company’s Series G Convertible Preferred Stock, par value $0.00001 per share.

“Company Series H Preferred Offering” means the sale by the Company of shares of Company Series H Preferred Stock resulting in aggregate proceeds to the Company of at least $180,000,000, on the terms described in the Company Series H Subscription Agreements.

“Company Series H Preferred Stock” means the shares of the Company’s Series H Convertible Preferred Stock, par value $0.00001 per share.

“Company Series H Subscription Agreements” means those certain Acceptance and Subscription Agreements, dated as of September 17, 2020, by and among the Company and certain Company Stockholders party thereto.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Options” means any option to purchase Company Common Stock pursuant to any Company Stock Plans.

“Company Stock Plans” means the Company 2015 Stock Incentive Plan and the Company 2016 Stock Incentive Plan.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Termination Payment” means $75,000,000.

“Company Triggering Event” means any of the following occurrences: (a) the Company Board shall have failed to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Transactions are in the best interests of the Company Stockholders, in each case, within 10 Business Days after Acquiror requests in writing that such Company Board Recommendation or determination be reaffirmed if (i) any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to the Company) shall have been publicly made, sent or given to the Company or the Company Stockholders or (ii) any other event that could reasonably be expected to impede, interfere with or delay in any material respect the Transactions shall have publicly occurred (it being understood and agreed that Acquiror shall only be entitled to make one such request per aforementioned proposal, or offer in the case of clause “(i),” and in the case of clause “(ii),” three such requests in the aggregate); (b) the Company Board shall have approved, endorsed or recommended any Acquisition Proposal with respect to the Company; (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement); (d) a tender or exchange offer relating to Company Stock shall have commenced and the Company shall not have sent to the Company Stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or (e) an Acquisition Proposal with respect to the Company shall have been publicly announced, and the Company shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days after such Acquisition Proposal has been announced.

“Company Warrant” means that certain Warrant to Purchase Shares of Series E Preferred Stock, dated as of July 6, 2016, between the Company and PEP TG Investments LP.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated May 29, 2020, between Acquiror and the Company, as supplemented by that certain Mutual Non-Disclosure Agreement Acknowledgment, dated August 7, 2020.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Consideration Cap” means (a) $1,938,893,700, plus (b) the aggregate amount of cash proceeds received by the Company after the date hereof in respect of (i) the Company Series H Preferred Offering and (ii) the issuance of other Qualified Capital Stock (as defined in the Existing Credit Agreement) as permitted pursuant to Section

6.01(b); provided, that in no event shall the Consideration Cap exceed a maximum aggregate amount of $1,987,000,000.

“Consideration Spreadsheet” has the meaning specified in Section 6.07(a).

“Continuing Employees” has the meaning specified in Section 7.07(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases (other than for real property), licenses or sublicenses (other than for real property), purchase orders or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law (other than any Company Benefit Plans).

“COVID-19” means SARS-CoV-2 or COVID-19, and any mutations or variations thereof (including any directly related health conditions).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Credit Agreement Amendment” means an amendment to the Acquiror Term Loan Agreement that permits the Transactions (it being understood and agreed that nothing in the Credit Agreement Amendment shall require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement).

“Credit Agreement Amendment Effective Date” means the date on which the Credit Agreement Amendment is executed and delivered by, and becomes irrevocably valid and binding against, each of the parties thereto (including the lenders constituting Required Lenders (as defined in the Acquiror Term Loan Agreement) on the date thereof).

“DGCL” has the meaning specified in the recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.08.

“Effective Time” has the meaning specified in Section 2.01.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety as it relates to exposure to Hazardous Materials, or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.03(a).

“Exchange Fund” has the meaning specified in Section 3.03(a).

“Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of February 8, 2019, by and among, inter alios, the Company, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended on September 17, 2020.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.07(a).

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Committed Backstop Financing, the Credit Agreement Amendment or the Acquiror ABL Credit Agreement, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, partners, controlling persons, advisors, attorneys, agents and representatives and their respective successors and assigns, in each case, in their respective capacities as such.

“Foreign Acquiror Benefit Plan” has the meaning specified in Section 5.12(k).

“Foreign Company Benefit Plan” has the meaning specified in Section 4.14(k).

“Fraud” means actual common law fraud under Delaware law brought in respect of a representation or warranty made in this Agreement. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign or multinational government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, fungicides or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incremental Debt Financing Cooperation Requirement” has the meaning specified in Section 6.06(b).

“Indebtedness” means, with respect to any Person, without duplication, any liabilities or obligations (whether or not contingent) consisting of: (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) amounts owing as deferred purchase price for property or services, including “earnout” payments; (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business consistent with past practice); (d) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security; (e) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn); (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, on assets or properties owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (g) obligations under capitalized leases and any deemed landlord financing arrangements; (h) obligations under any Financial Derivative/Hedging Arrangement; (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses “(a)” through “(h)” above; and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Indemnified Persons” has the meaning specified in Section 7.01.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other information, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions, including any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property and intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, taglines, social media identifiers (such as a Twitter® Handle) and related accounts, brand names, logos and corporate names and all goodwill related thereto, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) copyrights, works of authorship, mask works, designs and any other equivalent rights in works of and any other related rights of authors (including any applications, registrations, recordations, reversions, extensions and renewals thereof); (d) internet domain names, internet addresses and other computer identifiers; (e) trade secrets, know-how, inventions, processes, procedures, database rights, confidential business information and other proprietary information and rights (collectively, “Trade Secrets”); (f) rights in Software; and (g) moral rights and publicity rights.

“Intended Tax Treatment” has the meaning specified in the recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“IT Systems” means, with respect to a party, the computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by such party or any of its Subsidiaries.

“Law” means any statute, law, constitution, treaty, principle of common law, resolution, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Letter of Transmittal” has the meaning specified in Section 3.03(b).

“Liability” has the meaning specified in Section 4.08.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof (ending no later than the Business Day prior to the Closing Date) commencing on the date on which Acquiror has received the Required Information; provided that (a) November 25, 2020 through November 27, 2020 shall not constitute Business Days for purposes of the Marketing Period, (b) if the Marketing Period has not ended prior to December 18, 2020, the Marketing Period shall not commence earlier than January 4, 2021 and (c) once the Marketing Period has commenced, the delivery of any additional financial statements after the first day of the Marketing Period shall not result in the “restart” of the Marketing Period; provided, further, that if the Company in good faith reasonably believes that Acquiror has received the Required Information, it may (but shall not be required to) deliver to Acquiror a written notice to that effect (stating when the Company believes Acquiror has received such Required Information), in which case Acquiror shall be deemed to have received the Required Information as of the date of delivery of such notice unless Acquiror or any such Financing Sources, as applicable, in good faith reasonably believe that they have not received the Required Information and within two Business Days after the receipt of such notice from the Company, Acquiror delivers a written notice to the Company to that effect (stating with specificity what Required Information the Company has not delivered) (provided, that it is understood that the delivery of such written notice from Acquiror to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been received by Acquiror).

“Merger” has the meaning specified in Section 2.01.

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.14(e).

“Net Shares” has the meaning specified in Section 3.05(b).

“NYSE” means the New York Stock Exchange.

“Open Source Materials” means “free software” or “open source software” licensed, distributed or made available under open source licenses, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache.

“Owned Acquiror Software” means all material Software used in the business of Acquiror and its Subsidiaries that is owned by Acquiror or any of its Subsidiaries.

“Owned Company Software” means all material Software used in the business of the Company and its Subsidiaries that is owned by the Company or any of its Subsidiaries.

“Parachute Payment” has the meaning specified in Section 7.07(d).

“Patents” has the meaning specified in the definition of the term Intellectual Property.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Per Share Common Stock Consideration” means the Aggregate Common Stock Consideration, divided by the total number of outstanding Company equity securities (other than the Company Preferred Stock and shares of Company Common Stock issuable upon conversion of the Company Preferred Stock) on a fully diluted basis using the treasury method of accounting as the Closing Date (including the shares of Company Common Stock issuable pursuant to the Company Stock Options and Settled Stock Options, but excluding any Company Stock Options that have an exercise price equal to or greater than the Cash Equivalent Per Share Common Stock Consideration).

“Per Share Preferred Stock Consideration” means, with respect to a share of any series of Company Preferred Stock, the Series A-1 Per Share Consideration, the Series A-2 Per Share Consideration, the Series B Per Share Consideration, the Series C-1 Per Share Consideration, the Series C-2 Per Share Consideration, the Series E Per Share Consideration, the Series F Per Share Consideration, the Series G Per Share Consideration or the Series H Per Share Consideration, as applicable.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means: (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens: (i) that arise in the ordinary course of business; and (ii) (A) that relate to amounts not yet delinquent or (B) that are being contested in good faith through appropriate Actions, and either are not material or where appropriate reserves for the amount being contested have been established in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (c) statutory Liens for current Taxes not yet due and payable or the amount or validity of which are being contested in good faith through appropriate Actions, in each case, only to the extent appropriate reserves have been established in accordance with GAAP; (d) non-monetary Liens, encumbrances, imperfections of title and restrictions on real property (including easements, covenants, rights of way and similar restrictions), and all matters disclosed by public record on the date hereof that do not, individually or in the aggregate, materially interfere with the present uses of such real property or materially detract from the value of such real property; (e) in the case of real property, matters that would be disclosed by an accurate survey or inspection of such real property, which do not, individually or in the aggregate, materially interfere with the current uses or occupancy of any such real property or materially detract from the value of such real property; (f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice; (g) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which are not violated by the current use and operation of such real property and do not materially interfere with the current use or occupancy of any such real property or materially detract from the value of such real property; (h) Liens described on Schedule 1.01(a); (i) any landlord Lien, restriction or encumbrance on the assets located at any real property leased, subleased, licensed or otherwise occupied by a party or any of its Subsidiaries, but in each case only to the extent that such Lien, restriction or encumbrance is created by the Company Real Estate Lease Documents or Acquiror Real Estate Lease Documents, as applicable; (j) with respect to the Company, Liens securing the obligations under the Existing Credit Agreement; and (k) with respect to Acquiror, Liens securing the obligations under the Acquiror ABL Credit Agreement or the Acquiror Term Loan Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any data or information that alone or in combination with other information identifies or could be used to identify an identified or identifiable Person and any other data or information that constitutes “personal data,” “personal information” or any similar term under any applicable Privacy Laws, or in any privacy policy, notice or contract (solely as applicable to each respective party), which information includes any names, addresses (including e-mail addresses), contact information, telephone numbers, personal health information, drivers’ license numbers, credit, medical or other information, names, addresses, social security or insurance numbers, and government-issued identification numbers, as applicable.

“Privacy Laws” means any and all applicable Laws and all binding rules, policies, guidelines and procedures issued by any Governmental Authority and self-regulatory guidelines (including of any applicable foreign jurisdiction) related to the privacy, security (both technical and physical), or processing of Personal Information (including laws of jurisdictions where Personal Information was collected), including data-breach notification laws, consumer protection laws, laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection laws, data security laws, and laws concerning e-mail, text message or telephone communications.

“Proposals” has the meaning specified in Section 8.04(c).

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting the Acquiror Stockholder Approval.

“R&W Insurance Policy” has the meaning specified in Section 8.08.

“Registration Rights Agreement” has the meaning specified in the recitals hereto.

“Registration Statement” has the meaning specified in Section 8.04(a).

“Registered Intellectual Property” means issued Patents, pending Patent applications, copyright registrations, trademark registrations, pending applications for trademark registration and domain name registrations.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or any other Governmental Authority that enforces Antitrust Laws, as applicable.

“Remedial Action” has the meaning specified in Section 8.02(b).

“Replacement Grant” has the meaning specified in Section 3.05(f).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Information” means (a) with respect to the fiscal years ending on or about December 31, 2017, December 30, 2018 and December 29, 2019, the audited consolidated balance sheets of the Company and its Subsidiaries, in each case, as of the end of such fiscal years and the related consolidated statements of operations, cash flows and shareholders’ equity and (b) with respect to the fiscal quarters ended on or about March 29, 2020 and June 28, 2020, the unaudited consolidated balance sheet and related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments) for such fiscal quarters and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year; it being understood and agreed that Acquiror has received the information described in clauses “(a)” and “(b)” prior to the date of this Agreement; provided, however, that:

(i) if the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing) are not first satisfied or waived three Business Days prior to November 26, 2020, “Required Information” shall also include, with respect to the fiscal quarter ending on or about September 27, 2020, the unaudited consolidated balance sheet and related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments), for such fiscal quarter and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year;

(ii) if the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing) are not first satisfied or waived three Business Days prior to May 3, 2021, “Required Information” shall also include, with respect to the fiscal year ending on or about January 3, 2021, the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the related consolidated statements of operations, cash flows and shareholders’ equity for such fiscal year and

(iii) if the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing) are not first satisfied or waived three Business Days prior to June 3, 2021, “Required Information” shall also include, with respect to the fiscal quarter ending on or about April 4, 2021, the unaudited consolidated balance sheet and related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments), for such fiscal quarter and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year.

“Rollover Option” has the meaning set forth in Section 3.05(a).

“Schedules” means the disclosure schedules of the Company and its Subsidiaries and/or the disclosure schedules of Acquiror and its Subsidiaries, as the context requires.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Incident” has the meaning set forth in Section 4.11(j).

“Series A-1 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with an aggregate value equal to the product of the Series A-1 Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series A-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series A-1 Per Share Consideration” means the Series A-1 Aggregate Consideration divided by the number of shares of Company Series A-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series A-2 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with an aggregate value equal to the product of the Series A-2 Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series A-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series A-2 Per Share Consideration” means the Series A-2 Aggregate Consideration divided by the number of shares of Company Series A-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series B Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series B Per Share Consideration with respect to all shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time.

“Series B Per Share Consideration” means, for each share of Company Series B Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series B Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series B Per Share Consideration for each share of Company Series B Preferred Stock may be different depending on the Deemed Original Issue Date (as defined in the Company Certificate of Incorporation) of such share.

“Series C-1 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series C-1 Per Share Consideration with respect to all shares of Company Series C-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series C-1 Per Share Consideration” means, for each share of Company Series C-1 Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series C-1 Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series C-1 Per Share Consideration for each share of Company Series C-1 Preferred Stock may be different depending on the Deemed Original Issue Date of such share.

“Series C-2 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series C-2 Per Share Consideration with respect to all shares of Company Series C-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series C-2 Per Share Consideration” means, for each share of Company Series C-2 Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series C-2 Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series C-2 Per Share Consideration for each share of Company Series C-2 Preferred Stock may be different depending on the Deemed Original Issue Date of such share and the applicable Series C-2 Original Issue Price (as defined in the Company Certificate of Incorporation) of such share.

“Series E Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series E Per Share Consideration with respect to all shares of Company Series E Preferred Stock outstanding immediately prior to the Effective Time.

“Series E Per Share Consideration” means, for each share of Company Series E Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series E Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series E Per Share Consideration for each share of Company Series E Preferred Stock may be different depending on the Deemed Original Issue Date of such share and the applicable Series E Original Issue Price (as defined in the Company Certificate of Incorporation) of such share.

“Series F Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series F Per Share Consideration with respect to all shares of Company Series F Preferred Stock outstanding immediately prior to the Effective Time.

“Series F Per Share Consideration” means, for each share of Company Series F Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series F Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series F Per Share Consideration for each share of Company Series F Preferred Stock may be different depending on the Deemed Original Issue Date of such share.

“Series G Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with a value equal to the product of the Series G Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series G Preferred Stock outstanding immediately prior to the Effective Time.

“Series G Per Share Consideration” means the Series G Aggregate Consideration divided by the number of shares of Company Series G Preferred Stock outstanding immediately prior to the Effective Time.

“Series H Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with a value equal to the product of the Series H Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series H Preferred Stock outstanding immediately prior to the Effective Time.

“Series H Per Share Consideration” means the Series H Aggregate Consideration divided by the number of shares of Company Series H Preferred Stock outstanding immediately prior to the Effective Time.

“Settled Stock Option” has the meaning specified in Section 3.05(b).

“Significant Subsidiary” means any direct or indirect Subsidiary of the Company which would qualify as a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Acquiror Common Stock to be held for the purpose of considering and voting upon the Proposals.

“Specified Jurisdiction” has the meaning set forth in Schedule 1.01(d).

“Stimulus Funds” has the meaning specified in Section 4.08(b).

“Stockholders Agreement” has the meaning specified in the recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” has the meaning specified in Section 8.03(g)(ii).

“Support Agreements” has the meaning specified in the recitals hereto.

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02(a).

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to

Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Trade Control Laws” means any Laws related to any economic or financial sanctions or the export, import, re-export, or transfer of products, software, technical data, services or technologies, which may be imposed and enforced from time to time by any Governmental Authority, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce, or any other relevant sanctions or export control authority.

“Trademarks” has the meaning specified in the definition of the term Intellectual Property.

“Trade Secrets” has the meaning specified in the definition of the term Intellectual Property.

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Proposal” has the meaning specified in Section 8.04(c).

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning specified in Section 4.07(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the actual knowledge that the taking of such act or failure to take such act would cause, or would reasonably be expected to cause, a material breach of such agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified; (v) the word “including” means “including without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company or Acquiror in connection with this Agreement, (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form or (iii) with respect to Acquiror, filed or furnished with the SEC.

1.03 Knowledge. As used herein, the phrase “to the knowledge” means the actual knowledge of, in the case of the Company, Dolf Berle, William Davenport and Michael Miller, in the case of Acquiror, Chip Brewer, Brian Lynch and Patrick Burke, in each case, after reasonable inquiry of such Person’s direct reports.

ARTICLE II

THE MERGER; CLOSING

2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger, and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing; provided, that the Closing shall not occur prior to the earliest of (a) a date prior to or during the Marketing Period specified by Acquiror to which Acquiror and the Company may agree (it being understood that such date may be conditioned upon the simultaneous completion of the financing of the transactions contemplated by this Agreement), (b) the first Business Day immediately following the final day of the Marketing Period, (c) the Credit Agreement Amendment Effective Date and (d) the first Business Day immediately following the first period of 15 Business Days after the date on which the arrangers under the Backstop Commitment Letter have launched the primary syndication of the Refinancing Term B Facility (as defined in the Backstop Commitment Letter); provided that, for purposes of this clause (d), (i) November 25, 2020 through November 27, 2020 shall not constitute Business Days and (ii) if such 15 Business Day period has not ended prior to December 18, 2020, such 15 Business Day period shall not commence earlier than January 4, 2021. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.04 Certificate of Incorporation and Bylaws of the Surviving Company.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Company shall be “Topgolf International, Inc.” and references to the incorporator shall be deleted, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Company’s certificate of incorporation and the DGCL.

2.05 Directors and Officers of the Surviving Company.

(a) At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become, effective as of immediately following the Effective Time, the directors of the Surviving Company, until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed.

ARTICLE III

EFFECTS OF THE MERGER

3.01 Effect on Capital Stock. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or any holder of securities of Acquiror, Merger Sub or the Company:

(a) (i) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Preferred Stock shall be entitled to receive, the Per Share Preferred Stock Consideration as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation) and (ii) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Common Stock Consideration. Following the conversion of the shares of Company Preferred Stock into the right to receive the Per Share Preferred Stock Consideration and the conversion of the shares of the Company Common Stock into the right to receive the Per Share Common Stock Consideration pursuant to this Section 3.01(a), all of the shares of Company Preferred Stock and

Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and each Company Stockholder shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration, as applicable. Notwithstanding anything contained herein to the contrary, nothing contained in this Agreement shall require Acquiror to issue any number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with a value in excess of the Consideration Cap less the Aggregate Acquiror Cancelled Shares Consideration Value;

(b) each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.00001 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time; and

(c) each share of Company Common Stock and Company Preferred Stock (i) owned by Acquiror, Merger Sub or any direct or indirect Subsidiary thereof immediately prior to the Effective Time (the “Acquiror Cancelled Shares”) or (ii) held in the treasury of the Company immediately prior to the Effective Time (clauses “(i)” and “(ii)” collectively, the “Cancelled Shares”), shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or a record date with respect to any such event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company, or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03	Delivery of Per Share Common Stock Consideration and Per Share Preferred Stock Consideration.

(a) Exchange Fund. Prior to the Effective Time, Acquiror shall designate the transfer agent for the Acquiror Common Stock, or another bank or trust company mutually acceptable to Acquiror and the Company, to act as exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Acquiror shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Acquiror Common Stock issuable in book-entry form equal to the applicable portion of the Aggregate Merger Consideration payable through the Exchange Agent hereunder (excluding any cash in lieu of fractional shares of

Acquiror Common Stock), and (ii) cash in immediately available funds in an amount sufficient to pay any cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 3.07 (such evidence of book-entry shares of Acquiror Common Stock and such cash amounts, the “Exchange Fund”), in each case, for the sole benefit of the Company Stockholders (other than holders of any Dissenting Shares or Cancelled Shares). In addition, Acquiror shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time at or after the Closing cash in immediately available funds in an amount to pay any cash dividends or distributions payable in accordance with Section 3.03(c). Acquiror shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the applicable portion of the Aggregate Merger Consideration payable through the Exchange Agent hereunder, including payment of any cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and cash dividends or distributions payable in accordance with Section 3.03(c), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Acquiror; provided, that (i) no investment of such cash shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (ii) such investments in all events shall be in short-term obligations of the United States of America with maturities of no more than 30 days, or guaranteed by, and backed by the full faith and credit of, the United States of America. Any interest and other income resulting from such investments shall be paid to Acquiror. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Stock to receive cash payments contemplated by this Article III. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Acquiror shall, upon becoming aware of such deficiency, promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by Article III.

(b) Procedures for Surrender. As soon as reasonably practicable after the Effective Time (and in no event later than three Business Days following the Closing Date), Acquiror shall cause the Exchange Agent to mail to each holder of shares of Company Stock that were converted pursuant to Section 3.01(a) into the right to receive shares of Acquiror Common Stock (i) with respect to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), a letter of transmittal in substantially the form attached hereto as Exhibit H (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and (ii) instructions for effecting the surrender of the Company Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the shares of Acquiror Common Stock into which such shares of Company Stock have been converted pursuant to Section 3.01(a), including any cash amount payable in respect of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and any cash dividends or distributions payable in accordance with Section 3.03(c). Upon surrender of a Company Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such Letter of Transmittal completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, such holder shall be entitled to receive in exchange therefor (A) that number of whole shares of Acquiror Common Stock (which shall be in uncertificated book-entry form) representing the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, as applicable, into which such shares of Company Common Stock and Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01(a); (B) any cash in lieu of fractional shares of Acquiror Common Stock that such holder has the right to receive pursuant to Section 3.07 for each share of Company Stock formerly represented by such Company Certificate and (C) any cash dividends or distributions payable in accordance with Section 3.03(c), and the Company Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Company Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any payment in respect of a surrendered Company Certificate is to be made to a Person other than the Person in whose name the surrendered Company Certificate is registered, it shall be a condition precedent of payment that (x) the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer (if applicable) and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment being made to a Person other than the registered holder of the Company Certificate surrendered or shall have established to the reasonable satisfaction of Acquiror or the Exchange Agent that such Tax either has been paid or is not required to be paid. The approval of this Agreement by the requisite vote or written consent of holders of Company Stock required by the Company Certificate of Incorporation and applicable Law shall also be deemed to constitute approval of all arrangements relating to the Transactions and to the provisions hereof binding upon the Company Stockholders, including the releases, waivers and other provisions of the Letter of Transmittal.

(c) Distributions with Respect to Unexchanged Shares; Voting. All shares of Acquiror Common Stock to be issued pursuant to the Transactions shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Acquiror in respect of the Acquiror Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distribution in respect of all shares of Acquiror Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Acquiror Common Stock shall be paid to any holder of any unsurrendered Company Certificate until such Company Certificate (or affidavits of loss in lieu of the Company Certificate as provided in Section 3.04) is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following the surrender of any such Company Certificate (or affidavits of loss in lieu of the Company Certificate as provided in Section 3.04), there shall be issued and/or paid to the holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Acquiror Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Acquiror Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

(d) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Stock on the records of the Company. Until surrendered as contemplated by this Section 3.03, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration payable in respect thereof pursuant to Section 3.01(a), any cash amount payable in respect of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and any cash dividends or distributions payable in accordance with Section 3.03(c). If, after the Effective Time, Company Certificates are presented to Acquiror for any reason, they shall be cancelled and exchanged as provided in this Agreement. The delivery of the Per Share Preferred Stock Consideration shall be made as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation) and pursuant to the Consideration Spreadsheet in accordance with Section 6.07. An illustrative calculation of the allocation of the Aggregate Merger Consideration is set forth on Schedule 3.03.

(e) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders 12 months following the Closing Date shall, at any time thereafter at the request of Acquiror, be delivered to Acquiror or as otherwise instructed by Acquiror, and thereafter such holders shall be entitled to look only to Acquiror (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable portion of the Aggregate Merger Consideration, including any cash amount payable in respect of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and any cash dividends or distributions payable in accordance with Section 3.03(c), payable upon due surrender of their Company Certificates (or affidavit of loss in lieu thereof in accordance with Section 3.04) and compliance with the procedures in Section 3.03(b), in each case, without any interest thereon. Notwithstanding the foregoing, none of Acquiror, the Company, the Surviving Company or the Exchange Agent shall be liable to any Company Stockholder or any other Person for any portion of the Aggregate Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) No Interest. No interest shall be paid or accrue on any portion of the Aggregate Merger Consideration (including any cash in lieu of fractional shares that any holder has the right to receive pursuant to Section 3.07 or any cash dividends or distributions payable in accordance with Section 3.03(c)) payable upon surrender of any Company Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.04).

3.04 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, deliverable in respect thereof as determined in accordance with this Article III and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 3.03(c) had such lost, stolen or destroyed Company Certificate been surrendered.

3.05 Conversion of Company Equity Awards; Treatment of Company Warrant. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(a) Effective as of the Effective Time, each Company Stock Option, to the extent then outstanding and unexercised and that is held by an individual who, at the Effective Time, is providing services to the Company or its Subsidiaries as an employee or independent contractor, or is a director who is or will be appointed to the Acquiror Board (each, a “Rollover Option”), shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire Acquiror Common Stock at an adjusted exercise price per share (as detailed below), subject to the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time, including applicable vesting conditions. Accordingly, effective as of the Effective Time: (i) each such Rollover Option shall be exercisable solely for shares of Acquiror Common Stock; (ii) the number of shares of Acquiror Common Stock subject to each Rollover Option shall be determined by multiplying the number of shares of Company Common Stock subject to the Company Stock Option by the Company Equity Award Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Acquiror Common Stock; and (iii) the per share exercise price for the Acquiror Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of Company Common Stock subject to the Company Stock Option, as in effect immediately prior to the Effective Time, by the Company Equity Award Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(b) Immediately prior to the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Rollover Option as defined in Section 3.05(a) (each, a “Settled Stock Option”) shall automatically, without any action on the part of the holder thereof, cease to represent a right to receive shares of Company Common Stock and be deemed exercised for a number of Net Shares (as defined below), which Net Shares shall be treated as issued and outstanding shares of Company Common Stock for purposes of Section 3.01(a)(ii). “Net Shares” means, with respect to each Settled Stock Option, the number of shares of Company Common Stock, if any, determined by dividing (i) the product of (A) the excess, if any, of the Cash Equivalent Per Share Common Stock Consideration over the sum of (1) the per share exercise price of such Settled Stock Option, plus (2) the total amount any applicable Taxes to be withheld as a result of the deemed exercise of such Settled Stock Option pursuant to this Section 3.05(b), multiplied by (B) the total number of shares of Company Common Stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (ii) the Cash Equivalent Per Share Common Stock Consideration (rounded down to the nearest whole share). In the event the exercise price of a Settled Stock Option is greater than or equal to the Cash Equivalent Per Share Common Stock Consideration, such Settled Stock Option shall be canceled immediately prior to the Effective Time for no consideration.

(c) Effective as of the Effective Time, each share of Company Restricted Stock, to the extent then unvested and outstanding, shall automatically, without any action on the part of the holder thereof, be entitled to receive the Per Share Common Stock Consideration per share of Company Restricted Stock, subject to the same terms and conditions as were applicable to such share of Company Restricted Stock immediately prior to the Effective Time, including applicable vesting conditions.

(d) Effective as of the Effective Time, the Company Warrant shall be assumed by Acquiror pursuant to the terms of the Warrant Assumption Agreement.

(e) Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock issuable upon exercise of such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Following the Effective Time, (i) Acquiror shall assume sponsorship of the Company Stock Plans, provided that references to the Company therein shall be deemed references to Acquiror and references to Company Common Stock therein shall be deemed references to Acquiror Common Stock and (ii) each Company Equity Award that has been converted in accordance with this Section 3.05 shall be subject to the same terms and conditions, including any vesting conditions, as had applied to the corresponding Company Equity Award as of immediately prior to the Effective Time as described in Section 3.05(a) and Section 3.05(c), except for such terms rendered inoperative by reason of the Transactions, subject to such adjustments as reasonably determined by Acquiror to be necessary or appropriate to give effect to the conversion or the Transactions.

(f) It is the expectation and intent of the parties that the Transactions will result in the Company experiencing a “change in ownership or control” for purposes of Section 280G of the Code, and that Acquiror will not experience a “change in ownership or control” for purposes of Section 280G of the Code. In the event that Acquiror would reasonably be expected to experience a “change in ownership or control” for purposes of Section 280G of the Code solely as a result of the assumption of Rollover Options pursuant to Section 3.05(a) that are vested and exercisable as of the Effective Time and have an exercise price equal to or greater than the Per Share Common Stock Consideration, then such number of Rollover Options as are necessary to ensure that Acquiror does not experience a “change in ownership or control” for purposes of Section 280G of the Code shall not be assumed by Acquiror pursuant to Section 3.05(a) and shall instead be cancelled immediately prior to the Effective Time for no consideration. Rollover Options shall be cancelled pursuant to this Section 3.05(f) in the reverse order in which they were granted (for the avoidance of doubt, the Rollover Options granted most recently will be cancelled first, with such cancellations to be applied on a pro rata basis to Rollover Options granted on the same grant date) or in such other order as determined by the Company in its sole discretion. In the event a Rollover Option is cancelled pursuant to this Section 3.05(f), Acquiror shall take all reasonable steps required to grant to the former holder of such Rollover Options a stock option to purchase shares of Acquiror Common Stock on substantially the same terms as those subject to the Rollover Options under an equity plan maintained by Acquiror, provided that any such replacement grant may be subject to an initial vesting period of up to six months (or any longer mandatory initial vesting period required under the terms of Acquiror’s equity plan, if applicable) (a “Replacement Grant”). In the event Acquiror or one of its Affiliates terminates the employment or service of a recipient of a

Replacement Grant following the Closing without cause or good reason or due to the holder’s death or disability, such holder shall be provided with accelerated vesting of such Replacement Grant upon any such termination as to such number of shares of Acquiror Common Stock as is equal to the number of shares that would have been vested under the cancelled Rollover Option as of the date of termination had such Rollover Option continued following the Closing in accordance with its terms.

3.06 Withholding. Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law; provided, that Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates, as applicable, shall use commercially reasonable efforts to provide the Company with a written notice of such Person’s intention to withhold at least five Business Days prior to any such withholding and shall cooperate with the applicable payee to minimize any such withholding. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates withholds such amounts with respect to any Person (including any applicable Tax withholding arising as a result of the deemed exercise of any Settled Stock Option immediately prior to the Effective Time), Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates shall properly remit such withheld amounts to the applicable Governmental Authority, and such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding.

3.07 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share (after aggregating all shares of Acquiror Common Stock, including fractional shares, that would be issued to such Company Stockholder) an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled but for this Section 3.07 multiplied by (b) the Acquiror Trading Price.

3.08 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded (and has not effectively withdrawn or lost its right to) appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, and shall instead entitle such Company Stockholder only to such rights as may be granted to him, her or it under the DGCL. If any such

Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, in accordance with this Article III. The Company shall give Acquiror prompt notice (and in any event within one Business Day) of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), make, propose, enter into, or approve any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

3.09 Corporate Governance Matters. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror shall take all actions (to the extent such actions are permitted by Law and do not conflict with the terms of the Stockholders Agreement) reasonably necessary to cause (a) the number of directors constituting the Acquiror Board to be such number as is specified on Schedule 3.09 and (b) the individuals set forth on Schedule 3.09 (the “Company Designated Directors”) to be appointed as members of the Acquiror Board, in each case, effective as of the Closing. Acquiror shall take all actions reasonably necessary to ensure that each Company Designated Director that is properly nominated in accordance with the terms of the Stockholders Agreement (i) is included in the slate of nominees recommended by the Acquiror Board to Acquiror Stockholders for election as directors at the next annual meeting of Acquiror Stockholders to occur following the Effective Time and (ii) is included in the proxy statement prepared by Acquiror in connection with soliciting proxies at the next annual meeting of Acquiror Stockholders to occur following the Effective Time, and at every adjournment or postponement thereof. Each of the Company Designated Directors shall receive compensation from Acquiror for his or her service as a director that is consistent with the compensation of other non-employee members of the Acquiror Board.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement prepared in accordance with Section 11.09, the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The certificate of incorporation and by-laws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement. The Company is not in material breach or violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws.

(b) The Company is duly licensed or qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.02 Subsidiaries.

(a) The Significant Subsidiaries of the Company as of the date hereof, together with their jurisdiction of incorporation or organization, are set forth on Schedule 4.02(a), including, as of such date, a description of the capitalization of each such Significant Subsidiary and the names of the record owners of all securities and other equity interests in each such Significant Subsidiary. Schedule 4.02(a) also sets forth, for each Subsidiary of the Company that is not, directly or indirectly, wholly-owned by the Company, the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof, and the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. Each Subsidiary of the Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified and in good standing in its jurisdiction of organization and as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the principal organizational documents of each Significant Subsidiary listed on Schedule 4.02(a), as amended and currently in effect, have been made available to Acquiror. No Subsidiary of the Company is in material violation of any of the provisions of its organizational documents.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03 Due Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05 and the adoption of this Agreement by (a) holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (on an “as converted basis”) voting together as a single class and (b) holders of 60% of the outstanding shares of Company Preferred Stock voting together as a single class (on an “as converted basis”) (the “Company Requisite Approval”)) to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by the Company and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other corporate or equivalent proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required in connection with the adoption of this Agreement and the consummation of the Transactions, including the Closing.

(b) At a meeting duly called and held on or prior to the date hereof, the members of the Company Board (with one member abstaining) unanimously: (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and the Company Stockholders; (ii) approved the Transactions; (iii) directed that this Agreement be submitted to a vote or written action of the Company Stockholders; and (iv) recommended to the Company Stockholders approval of each of the matters requiring the Company Requisite Approval.

4.04 No Conflict.

(a) Except as set forth on Schedule 4.04(a), the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and upon receipt of the Company Requisite Approval and the approvals described in Section 4.05, the consummation of the Transactions do not and will not: (i) conflict with or violate any provision of, or result in the breach of, the Company Certificate of Incorporation or the Company Bylaws, or any certificate of formation, bylaws or other organizational documents of any Subsidiaries of the Company; (ii) conflict with or result in any violation of, or give any Governmental Authority or, to the knowledge of the Company, any other Person, the right to challenge this Agreement or the Transactions or to exercise any remedy or obtain relief under, any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in any material payment, rebate, chargeback, penalty or change in delivery schedule under, or require any consent under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a), or any Company Real Estate Lease Document or Contract relating to any Company Owned Real Property to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (iv) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses “(ii),” “(iii)” or “(iv)” above) for such violations, conflicts, breaches, losses or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any ancillary agreements and to the consummation of the Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any ancillary agreements or any of the Transactions.

4.05 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for: (a) applicable requirements of the HSR Act and any other applicable Antitrust Law; (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to (i) be material to the Company and its Subsidiaries, taken as a whole, or (ii) have a material adverse effect on the ability of the Company to consummate the Transactions; (c) declarations and filings with Governmental Authorities solely to the extent made in connection with alcohol and beverage licenses (or analogous Permits) held by the Company’s Subsidiaries that contemplate notice provisions that are triggered by the Transactions; and (d) as otherwise disclosed on Schedule 4.05.

4.06 Capitalization.

(a) As of the 5:00 p.m. Central Time on the day prior to the date hereof (the “Company Capitalization Measurement Time”), the authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock, 6,669,187 of which are issued and outstanding; (ii) 4,779,041 shares of the Company Series A-1 Preferred Stock, 3,049,672 of which are issued and outstanding; (iii) 980,103 shares of the Company Series A-2 Preferred Stock, 642,896 of which are issued and outstanding; (iv) 7,835,329 shares of the Company Series

B Preferred Stock, 7,428,982 of which are issued and outstanding; (v) 19,361,313 shares of the Company Series C-1 Preferred Stock, 19,053,685 of which are issued and outstanding; (vi) 85,000,000 shares of the Company Series C-2 Preferred Stock, 71,953,131 of which are issued and outstanding; (vii) 28,800,000 shares of the Company Series E Preferred Stock, 27,869,188 of which are issued and outstanding; (viii) 12,374,715 shares of the Company Series F Preferred Stock, 12,297,662 of which are issued and outstanding; (ix) 6,666,687 shares of the Company Series G Preferred Stock, 6,666,686 of which are issued and outstanding and (x) 21,500,000 shares of the Company Series H Preferred Stock, 16,745,713 of which are issued and outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock: (A) have been duly authorized and validly issued and are fully paid and nonassessable; (B) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; (C) were not issued in breach or violation of any preemptive rights or Contract or Company Real Estate Lease Document; (D) except as set forth in the agreements set forth on Schedule 4.06(a), are not subject to any preemptive right, right of first refusal, right of participation or similar right; and (E) other than as contemplated by Company Equity Awards, are fully vested. Set forth on Schedule 4.06(a) is a true, correct and complete list of each Company Stockholder or holder of other equity interests of the Company (other than Company Stock Options) and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the Company Capitalization Measurement Time. Except as set forth on Schedule 4.06(a) or pursuant to the Company Stock Plans, as of the Company Capitalization Measurement Time there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding. The Company does not hold any shares of its capital stock in its treasury.

(b) As of the Company Capitalization Measurement Time, except for: (i) Company Equity Awards granted pursuant to the Company Stock Plans and set forth on Schedule 4.06(b); (ii) the Company Preferred Stock; and (iii) the Company Warrant, there are (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts or Company Real Estate Lease Document to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(b), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.06(b), as of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests, or other Contract or Company Real Estate Lease Document restricting any Person from purchasing, selling, pledging or otherwise disposing any equity interest of the Company. With respect to each Company Equity Award, Schedule 4.06(b) sets forth, as of the Company Capitalization Measurement Time, the Company Stock Plan under which such Company Equity Award was granted, the name of the holder of such Company Equity Award, the number of vested and unvested shares of Company Common Stock covered by such Company Equity Award, the date of grant, the cash exercise price or strike price per share of such Company Equity Award, the applicable expiration date, the vesting schedule and any vesting acceleration terms applicable to such Company Equity Award, the country of residence of the holder of such Company Equity Award and, with respect to Company Stock Options, whether such Company Stock Options are “incentive stock options” under Section 422 of the Code. Each Company Stock Plan and each Company Equity Award was duly approved by all necessary corporate action and in accordance with applicable Law. Each Company Stock Option was granted in accordance with the terms of the applicable Company Stock Plan and in compliance, in all material respects, with all applicable Laws. No Company Stock Option is subject to Section 409A of the Code and each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(c) All of the outstanding shares of capital stock or other equity interests of the Company’s Significant Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; and (iii) were not issued in breach or violation of any preemptive rights or Contract or Company Real Estate Lease Document. As of the Company Capitalization Measurement Time, other than with respect to the Company Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Significant Subsidiaries (including any convertible preferred equity certificates), or any other Contracts or Company Real Estate Lease Document to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Significant Subsidiaries is bound obligating such Significant Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Significant Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Significant Subsidiaries. Other than with respect to the Company Equity Awards, as of the Company Capitalization Measurement Time, there are no outstanding contractual obligations of the Company’s Significant Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Significant Subsidiaries. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(c), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d) The Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Significant Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.06(d), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Significant Subsidiaries.

(e) The aggregate liquidation preference of, and the aggregate consideration due to, the Company Preferred Stock as of the Effective Time shall not exceed the Consideration Cap.

(f) The final Consideration Spreadsheet will, as of the Effective Time, be true and complete in all respects and the amounts set forth therein will be calculated pursuant to and in accordance with the applicable provisions of the Company Certificate of Incorporation, the Company Stock Plans, the Company Warrant and this Agreement. To the knowledge of the Company, as of the Effective Time, no Person not disclosed in the final Consideration Spreadsheet will be the record owner of, or have a right to acquire from the Company, any shares of capital stock of, or any other equity or ownership interests in, the Company or any of its Subsidiaries or any options in respect of the foregoing.

4.07 Financial Statements.

(a) Attached as Schedule 4.07(a) are (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 30, 2018 and December 29, 2019 and the related audited consolidated or combined income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows of the Company and its Subsidiaries for the 52-week fiscal periods ended December 31, 2017, December 30, 2018 and December 29, 2019, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as of June 28, 2020 and the unaudited condensed consolidated statements of operations, statements of comprehensive income (loss), cash flows and changes in equity of the Company and its Subsidiaries for the 26-week fiscal period ended June 28, 2020 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

(b) Except as set forth on Schedule 4.07(b), the Company has no material off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K).

(c) Since December 31, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since December 31, 2017, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any written claim or allegation regarding any of the foregoing.

4.08 Undisclosed Liabilities.

(a) There is no liability, debt or obligation of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent or conditional liability) (each, a “Liability”) against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities: (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (ii) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of business consistent with past practice; (iii) disclosed on Schedule 4.08(a); (iv) arising under this Agreement and/or the performance by the Company of its obligations hereunder; or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Neither the Company nor any of its Subsidiaries has applied for or accepted (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar applicable Laws or programs enacted by any Governmental Authority in any state, local, or foreign jurisdictions (clauses “(i),” “(ii)” and “(iii),” collectively, “Stimulus Funds”).

4.09 Litigation and Proceedings. There are no pending or, to the knowledge of the Company, written threatened, Actions, (i) that involve (A) the Company or any of its Subsidiaries, (B) to the knowledge of the Company, any current or former employee, independent contractor, officer or director of the Company (in his or her capacity as such) or (C) any of the material assets owned or used by the Company or its Subsidiaries, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; or (ii) as of the date of this Agreement, that challenges, or that may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with the Company’s ability to consummate the Transactions. To the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any material Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority. There is no unsatisfied judgment or any injunction binding upon the Company or its Subsidiaries, or any of the material assets owned or used by the Company or its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.10 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since December 31, 2017 have been, in compliance in all material respects with all applicable Laws.

Neither of the Company nor its Subsidiaries has received any written notice from any Governmental Authority of any violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Since December 31, 2017: (i) there has been no action taken by the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, stockholder (other than Acquiror), manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries or any other third party, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law or Trade Control Law; (ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Trade Control Laws or, to the Company’s knowledge, subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Trade Control Laws; (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or Trade Control Laws; and (iv) neither the Company nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws or Trade Control Laws, in the case of clauses “(i)” and “(iii),” that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, stockholder (other than Acquiror), manager, employee, agent or other Representative of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, is a Person that is the target of sanctions under any applicable Trade Control Laws.

4.11 Intellectual Property and Privacy.

(a) Schedule 4.11(a) sets forth, as of the date hereof, a true and complete list of all Company Registered Intellectual Property, which list identifies, for each item of Company Registered Intellectual Property, the record owner, the jurisdiction of registration or application, and all registration and application numbers. To the knowledge of the Company, all of the Company Registered Intellectual Property is valid, in full force and effect. None of the material Company Registered Intellectual Property has expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, and any other actions required to maintain the material Company Registered Intellectual Property, have been duly made or taken; to the knowledge of the Company, no interference, opposition, reissue, reexamination, or other proceeding is pending in which the scope, validity or enforceability of any material Company Registered Intellectual Property is being contested or challenged; and the Company has not received written notice that any material Company Registered Intellectual Property is invalid, unenforceable or being contested.

(b) Either the Company or one of its Subsidiaries is the sole and exclusive owner of, and possesses all right, title and interest in and to, the Company Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(c) Except as would not reasonably be expected to be material to the Company or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. There are no proceedings pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries by any third party claiming infringement, misappropriation or other violation of Intellectual Property. Except as set forth on Schedule 4.11(c) or as would not reasonably be expected to be material to the Company or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, within the three years preceding the date of this Agreement, the conduct of the Company’s and its Subsidiaries’ business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property.

(d) The Company and its Subsidiaries have a valid license to use or otherwise have the lawful right to use, all of the Company Intellectual Property as used in the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable efforts to maintain and protect each item of Company Intellectual Property that is material to their business.

(e) No director, officer or employee of the Company or any of its Subsidiaries has any direct ownership interest in any of the Company Intellectual Property. Employees and contractors of the Company and its Subsidiaries who create or develop any Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries have assigned to the Company or its Subsidiary all of such employee’s or contractor’s rights in such Intellectual Property, and, without limiting the foregoing, all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned to the Company or its Subsidiary all of such employees’ or contractors’ rights in and to such Intellectual Property that did not vest automatically in the Company or its Subsidiary by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company or its Subsidiary).

(f) The Company and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for Open Source Materials used by the Company or any of its Subsidiaries in any way.

(g) No Open Source Materials have been incorporated into, combined, made available, or distributed with, or used in the delivery or provision of any Owned Company Software in a manner that requires or obligates the Company or any of its Subsidiaries to: (i) disclose, distribute, or otherwise make available such Owned Company Software in source code form; (ii) license such Owned Company Software for the purpose of making derivative works; (iii) license such Owned Company Software at no charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents.

(h) The IT Systems of the Company and its Subsidiaries operate and perform in all material respects as is necessary for the business of the Company and its Subsidiaries as currently conducted, and do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or Software. To the knowledge of the Company, there has been no material failure of such IT Systems in the past two years which has not been fully resolved. There have been no unauthorized intrusions, access to or breaches of such IT Systems. The Company and its Subsidiaries have in place adequate security controls and disaster recovery plans and procedures for such IT Systems. Such IT Systems provide the operations of the Company and its Subsidiaries, including the internet websites and mobile applications provided to the Company’s customers, with sufficient redundancy and speed to meet industry standards relating to high availability and the Company has no reason to believe that such IT Systems will not operate or will not continue to be accessible to end users on a high availability basis after the Closing Date.

(i) The Company and its Subsidiaries have a privacy policy (the “Company Privacy Policy”) regarding the collection and use of Personal Information, a true, correct and complete copy of which has been provided to Acquiror prior to the date hereof. Since December 31, 2017, the Company and its Subsidiaries have complied in all material respects with (i) all applicable Privacy Laws, (ii) the Company Privacy Policy, and (iii) all of the Company’s and its Subsidiaries’ contractual obligations with respect to Personal Information. The execution, delivery and performance of the Transactions do not violate the Company Privacy Policy as it currently exists and, upon Closing, Acquiror’s use of the Personal Information in the manner in which the Company and its Subsidiaries use the Personal Information immediately prior to Closing will not violate any Privacy Laws. Neither the Company nor any of its Subsidiaries sells or, since December 31, 2017, has sold (for monetary or other consideration) Personal Information.

(j) The Company and its Subsidiaries have commercially reasonable security measures in place designed to protect Personal Information stored in their IT Systems from loss, theft, misuse or unauthorized access, acquisition, interruption, alteration, modification, use, destruction, disclosure or other processing, or any other compromise of confidentiality, integrity, or availability of Personal Information (any such incident, a “Security Incident”). To the knowledge of the Company, since December 31, 2017, there have not been any Security Incidents or claims related to Security Incidents and there are no information security or other vulnerabilities that are reasonably likely to cause a Security Incident. No Actions are pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to the collection, use, processing or storage of Personal Information.

(k) The data inventory/record of processing activities of Company Personal Information provided to Acquiror as of October 16, 2020 is true, correct and complete, including with respect to (i) the countries in which Company Personal Information is stored; and (ii) the third parties with whom the Company may share, disclose or otherwise make available the Company Personal Information, each as set out in Schedule 4.11(k). For the avoidance of doubt, all Company Personal Information is an asset that will be transferred as part of the Merger, as contemplated by section 1798.140(t)(2)(D) of the California Consumer Privacy Act.

4.12 Company Programs.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of: (i) all Company Programs that are owned in whole or in part by the Company or any of its Subsidiaries (each, an “Owned Program”); (ii) to the extent not constituting an Owned Program, the top ten revenue grossing Company Programs with respect to the gross revenue generated by the Company and its Subsidiaries in respect of such Company Program; (iii) all Company Programs in active development or production as of the date hereof.

(b) All Company Programs have been developed, produced and exploited in material compliance with: (i) all applicable Contracts; (ii) all applicable Laws; (iii) any applicable collective bargaining, union or guild agreement; (iv) the Communications Act; (v) as applicable, the Television Code of the National Association of Broadcasters; and (vi) any applicable standards or codes set forth by the Motion Picture Association or the Motion Picture Association of America.

(c) The Company and its Subsidiaries are in good standing and are not in default with all applicable union, guild or collective bargaining agreements, rules and regulations.

(d) Each Company Program is covered by adequate and customary insurance, in accordance with standard custom and practice in the entertainment industry, and the Company or its Subsidiary, as applicable, are a named insured under such policies.

4.13 Contracts; No Defaults.

(a) Schedule 4.13(a) contains a listing of all Contracts described in clauses “(i)” through “(xvii)” below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies, as amended and currently in effect, of the Contracts listed on Schedule 4.13(a) have been delivered to or made available to Acquiror or its agents or representatives.

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (other than confidentiality and non-disclosure agreements, this Agreement and the ancillary agreements) to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound;

(ii) each employee collective bargaining Contract;

(iii) any Contract (other than those for Company Programs) pursuant to which the Company or any of its Subsidiaries (A) licenses from a third party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,000,000 per year, (B) licenses to a third party to use Company Owned Intellectual Property or Owned Company Software (other than any non-

exclusive licenses granted to (1) customers in the ordinary course of business consistent with past practice or (2) suppliers or service providers in the ordinary course of business consistent with past practice to enable such suppliers or service providers to use or provide goods or perform services for the Company and its Subsidiaries) or (C) shares Personal Information with any third party for cloud storage and data hosting services;

(iv) any Contract relating to the Company Programs under which it would reasonably be expected that the Company or any of its Subsidiaries would make payments in excess of $1,000,000 per year or the remaining term of such Contract, or receive payments in excess of $2,000,000 per year or the remaining term of such Contract;

(v) any Contracts pursuant to which any third party has the right to resell or distribute to third parties products or services of the Company or its Subsidiaries;

(vi) any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory, including any grant of exclusive rights, rights of first refusal or negotiation or similar rights;

(vii) any Contracts providing for “most favored customer” or similar terms that materially limit the Company’s or any of its Subsidiaries’ right to determine pricing for products or services;

(viii) any Contract under which the Company or its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness; or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business consistent with past practice), in each case of clauses “(A),” “(B)” and “(C),” in an amount in excess of $2,000,000 of committed credit;

(ix) any Contract relating to any agreement of indemnification not entered into in the ordinary course of business consistent with past practice;

(x) any Contract entered into in connection with the acquisition or disposition by the Company or its Subsidiaries since December 31, 2017 of any material assets or any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(xi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 or, together with all related Contracts, in excess of $5,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practice and sales of obsolete equipment;

(xii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.13 and expected to result in revenue or require expenditures in excess of $1,000,000 in the calendar year ending December 31, 2020 or any subsequent calendar year;

(xiii) any Contract with suppliers to the Company or any of its Subsidiaries for expenditures paid or payable by the Company or any of its Subsidiaries in excess of $5,000,000 in the calendar year ending December 31, 2020 or in any subsequent calendar year;

(xiv) any Contract between the Company or its Subsidiaries, on the one hand, and any of Company’s stockholders (other than Acquiror), on the other hand, that will not be terminated at or prior to the Closing that is the type that would be required to be disclosed under Item 404 of Regulation S-K;

(xv) any Contract providing for any change-in-control, retention, incentive payment or similar payment with any current or former employee, officer, director or independent contractor that will be triggered by the Transactions (either alone or in connection with the occurrence of any other event);

(xvi) any individual employment agreements that cannot be terminated at any time without severance or termination pay or upon notice of not more than 30 days with any employee that (A) holds a title of “senior director” (or equivalent) or above, or (B) has annual base salary or base compensation in excess of $200,000; and

(xvii) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a): (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since December 31, 2019, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of force majeure, material breach of or material default under any such Contract; (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both); (v) as of the date hereof, no Person is materially renegotiating, or has notified the Company in writing that it intends to change or renegotiate, any material amount paid or payable to the Company under any Contract, or other material term or provision of any such Contracts; and (vi) since December 31, 2019 through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

4.14 Company Benefit Plans.

(a) Schedule 4.14(a) sets forth a complete list of each material Company Benefit Plan.

(b) With respect to each Company Benefit Plan listed on Schedule 4.14(a), the Company has delivered or made available to Acquiror correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable: (i) the current plan document and any trust agreement or a written summary of the material terms of such plan to the extent not evidenced by a written plan document; (ii) the most recent summary plan description; (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable); (iv) the most recent actuarial valuation; (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority); (vi) all material non-routine filings and correspondence with any Governmental Authority received within the last three years; and (vii) all insurance contracts and material administrative agreements under which the Company has any ongoing obligation which implement each such Company Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions required to be made under the terms of any Company Benefit Plan as of the date this Agreement is made have been timely made or, if not yet due, have been properly reflected in the Company’s Financial Statements, and (iii) there are no pending or, to the Company’s knowledge, written threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto. The Company and each of the Company ERISA Affiliates are in compliance in all material respects with (i) the applicable requirements of Health Insurance Portability and Accountability Act, as amended, and the regulations (including the proposed regulations) thereunder, (ii) the Patient Protection and Affordable Care Act of 2010, as amended, and (iii) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any similar state laws.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification; (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and to the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans. All matching contributions owed by the Company and its Subsidiaries under any Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code have been timely made or, if not yet due, have been properly reflected in the Company’s Financial Statements.

(e) Neither the Company, any of its Subsidiaries nor any of their respective Company ERISA Affiliates have sponsored, maintained, contributed to or were required to contribute to, at any point during the six year period prior to the date hereof, (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or (ii) other than any Foreign Company Benefit Plan identified on Schedule 4.14(k), a defined benefit pension plan subject to Title IV of ERISA or Section 412 of the Code, in each case, regardless of whether or not it is subject to Title IV of ERISA. For purposes of this Agreement, “Company ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary of the Company, is considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened in writing.

(g) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) will: (i) result in any payment (including severance, bonus or otherwise) or benefit becoming due to any current or former director, officer, employee or independent contractor of the Company or any its Subsidiaries; (ii) increase any compensation or benefits otherwise payable to any current or former director, officer, employee or independent contractor of the Company or any its Subsidiaries; or (iii) result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries to new payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates.

(h) No amount or benefit that will or could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness or otherwise) by any current or former employee, independent contractor officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code would be characterized or could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions (either alone or in combination with any other event).

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company

Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Company Benefit Plan or award thereunder provides to any “service provider” (within the meaning of Section 409A of the Code) of the Company or its Subsidiaries any compensation or benefits which have been subjected or should have been subject to gross income inclusion or additional Tax pursuant to Section 409A(a)(1) of the Code. No Company Benefit Plan or other agreement or arrangement provides for the gross-up of any Person for any Taxes imposed by Section 4999 or 409A of the Code.

(j) No Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable state law.

(k) Each material Company Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any of its Subsidiaries (or any dependent thereof) who resides outside of the United States (each a “Foreign Company Benefit Plan”) is set forth on Schedule 4.14(k). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to each Foreign Company Benefit Plan, (i) such Foreign Company Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Company Benefit Plan’s governing documents, (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all contributions to such Foreign Company Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Financial Statements in accordance with the terms of the Foreign Company Benefit Plan and all applicable Laws, (iii) such Foreign Company Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Company Benefit Plan any required determinations, if any, that such Foreign Company Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Company Benefit Plan, and (iv) neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in combination with another event) will create or otherwise result in any increased liability of the Company and its Subsidiaries with respect to such Foreign Company Benefit Plan. No Foreign Company Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with GAAP. Neither the Company nor any of its Subsidiaries is, or has at any time been, the employer or “connected with” or an “associate of” (as those terms are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

(l) Except as set forth on Schedule 4.14(l), neither the Company nor any of its Subsidiaries has: (i) taken any action since January 1, 2020 related to any workforce changes due to COVID-19 or COVID-19 Measures, or otherwise, whether directly or indirectly, including any actual or expected group terminations, layoffs, furloughs, shutdowns (whether voluntary or by applicable Law), reduced working schedules or any material changes to benefit or compensation programs, including material reductions in compensation, benefits or working schedules, or material changes to any Company Benefit Plan; (ii) claimed any Tax credits under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act or I.R.S. Notice 2020-65 or any similar applicable Law; or (iii) deferred any Taxes under Section 2302 under the CARES Act or any similar applicable Law, and, in each case, none of the foregoing actions are reasonably anticipated. Neither the Company nor any of its Subsidiaries is a party to any plan, program, arrangement or Contract with any employee currently on furlough, leave or other alternative work arrangement pursuant to which any employee’s continued employment or reinstatement (including any reinstatement of any reduction or change in compensation or benefits) is guaranteed.

4.15 Labor Matters.

(a) (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are being negotiated by the Company or its Subsidiaries; (ii) no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification; and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance; (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved; and (iii) since December 31, 2017, has not experienced any actual or, to the knowledge of the Company, written threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), and no such individual has been improperly included or excluded from any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) to the knowledge of the Company, in the last three years, no written allegations of sexual or other unlawful harassment or discrimination have been made against (A) any officer of the Company or its Subsidiaries or (B) any employee of the Company or its Subsidiaries who (1) has a title of “senior director” (or equivalent) or above, or (2) has an annual base salary or base compensation of $200,000 or above, and (ii) there are no actions or any disputes pending or, to the Company’s knowledge, threatened in writing (A) between the Company or any of its Subsidiaries and any of their respective current or former officers, directors, employees or independent contractors or (B) by or before any Governmental Authority affecting the Company or any of its Subsidiaries concerning employment matters.

(f) To the knowledge of the Company, no employee of the Company or its Subsidiaries with an annual base salary or base compensation of greater than $200,000 or above is in any material respect in violation of any term of any employment agreement or restrictive covenant obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

(g) There has been no “mass layoff” or “plant closing” (as defined by the WARN Act or any similar foreign, state, provincial or local Laws) (determined without regard to whether the Company was eligible for an exception thereunder) or group termination or similar event with respect to the Company and its Subsidiaries within the six months prior to the date of this Agreement.

(h) Since December 31, 2017, no employee of the Company or its Subsidiaries has transferred into employment with his or her employer by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable Law of any country in the European Economic Area, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Economic Area.

4.16 Taxes.

(a) All Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All amounts of Taxes shown as due on any Tax Return of the Company and its Subsidiaries and all other amounts of Taxes owed by the Company and its Subsidiaries have been timely paid and since the date of the most recent Financial Statements of the Company and its Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business consistent with past practice).

(c) Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes and there is not pending, or, to the Company’s knowledge, threatened in writing, any such audit, administrative or judicial proceeding. Neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any amount of material Taxes. No written claim or, to the Company’s knowledge, no claim other than in writing, has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or its Subsidiaries, and no request for any such waiver or extension is currently pending.

(e) Neither the Company nor its Subsidiaries (nor any predecessors thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two years.

(f) Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vi) application of Sections 951, 951A or 965 of the Code (or any similar provision of Tax Law).

(h) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(i) Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries): (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law); (ii) as a transferee or successor; or (iii) by Contract or Company Real Estate Lease Document.

(j) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k) Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l) Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all respects, including the execution and maintenance of contemporaneous documentation and substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(n) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o) Neither the Company nor its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Authority, in each case, that could affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(p) The Company has not made an election under Section 965(h) of the Code.

(q) Other than the representations and warranties set forth in Section 4.14, this Section 4.16 contains the exclusive representations and warranties of the Company with respect to Tax matters.

4.17 Brokers’ Fees. Except as described on Schedule 4.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

4.18 Insurance. Schedule 4.18 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance, including all material self-insurance programs and arrangements, held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement, and as to occurrence-based general liability/excess insurance for the three years preceding the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. Such insurance policies provide insurance in such amounts and against such risks as the Company or its Subsidiaries have reasonably determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with applicable Law. With respect to each such insurance policy required to be listed on Schedule 4.18, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable by the Company or its Subsidiaries in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of the Company, no such action has been threatened in writing; (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals and (e) there are no material outstanding claims as to which coverage has been denied or as to which the insurance company has reserved rights to deny coverage.

4.19 Company Real Property; Assets.

(a) Schedule 4.19(a) sets forth the address and description of each parcel of real property owned by the Company or its Subsidiaries (the “Company Owned Real Property”). Except as set forth on Schedule 4.19(a), with respect to each Company Owned Real Property: (i) the Company or its applicable Subsidiary has good and marketable fee simple title or local equivalent to such Company Owned Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens; (ii) neither the Company nor its applicable Subsidiary has entered into any leases or otherwise granted to any Person any material right to use or occupy such Company Owned Real Property or any portion thereof; and (iii) other than the right of Acquiror pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other rights in favor of any Person to purchase such Company Owned Real Property or any portion thereof or interest therein.

(b) (i) Schedule 4.19(b)(i) contains a true, correct and complete description of all Company Leased Real Property for which the Company or any of its Subsidiaries is required to make aggregate payments in excess of $500,000 annually (the “Company Scheduled Leased Real Property”), in each case pursuant to those leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, in each case, that are material) for such Company Scheduled Leased Real Property to which the Company or its Subsidiaries is a party (collectively, the “Company Scheduled Real Estate Lease Documents”). The Company has made available to Acquiror true, correct and complete copies of the Company Scheduled Real Estate Lease Documents, and such deliverables comprise all material Company Real Estate Lease Documents relating to the Company’s and its Subsidiaries’ interests in the Company Scheduled Leased Real Property. (ii) Except as set forth on Schedule 4.19(b)(ii), neither the Company nor any of its Subsidiaries holds any easement interests that are material and/or reasonably necessary to conduct the business of the Company and its Subsidiaries in substantially the same manner as currently conducted.

(c) Except as set forth on Schedule 4.19(c), each lease, sublease, license and occupancy agreement (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, in each case, that are material) for Company Leased Real Property to which the Company or its Subsidiaries is a party (collectively, the “Company Real Estate Lease Documents”) (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Company Real Estate Lease Document is in full force and effect and (ii) covers the entire estate it purports to cover and, subject to securing those certain consents or approvals, if any, set forth on Schedule 4.19(c)(ii) which are required to be obtained under the Company Real Estate Lease Documents from those certain landlords, lenders to landlords or other third parties (as applicable) identified on such Schedule 4.19(c)(ii), in connection with the execution and delivery of this Agreement by the Company, upon the consummation of the Transactions, Acquiror or its Subsidiaries (including Company and its Subsidiaries) will be entitled to use and occupy the Company Leased Real Property in accordance with the terms of the applicable Company Real Estate Lease Documents in effect with respect to such Company Leased Real Property, in all material respects, for the purpose for which each Company Real Property is currently used by the Company or its Subsidiaries. No Company Scheduled Real Estate Lease Document has been amended or modified in any material respect, except as reflected in the Company Scheduled Real Estate Lease Documents made available to Acquiror.

(d) Except as set forth on Schedule 4.19(d), no default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Company Real Estate Lease Documents which would (x) materially affect the ability of the Company or its Subsidiaries to use any Company Real Property for the purpose for which such Company Real Property is currently used by the Company or its Subsidiaries or (y) cause the Company or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 4.19(d), neither the Company nor its Subsidiaries has received written notice of default or breach under any Company Real Estate Lease Document which has not been cured and which (1) would materially affect the ability of the Company or its Subsidiaries to use any Company Real Property for the purpose for which such Company Real Property is currently used by the Company or its Subsidiaries, or (2) cause the Company or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 4.19(d), no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Company Real Estate Lease Document by the Company or its Subsidiaries or, to the knowledge of the Company, by the other parties thereto which would (A) materially affect the ability of the Company or its Subsidiaries to use any Company Real Property for the purpose for which such Company Real Property is currently used by the Company or its Subsidiaries, or (B) cause the Company or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 4.19(d), neither the Company nor its Subsidiaries has subleased or otherwise granted any Person that is not an Affiliate of the Company the right to use or occupy any Company Real Property or any portion thereof which is still in effect. Except as set forth on Schedule 4.19(d), neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest to the Company Leased Real Property or any interest therein which is still in effect. The Company or its Subsidiaries has a good and valid leasehold interest to each Company Leased Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens.

(e) Except as set forth on Schedule 4.19(e), neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Company Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Company Leased Real Property.

(f) The interests of the Company and its Subsidiaries in the Company Real Property constitute the material real property rights or interests reasonably necessary to conduct the business of the Company and its Subsidiaries in substantially the same manner as currently conducted.

4.20 Environmental Matters. Except as disclosed on Schedule 4.20:

(a) the Company and its Subsidiaries are and, during the last three years, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required under Environmental Laws;

(b) there has been no material release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Company Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Company Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability pursuant to Environmental Law;

(c) neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or any material investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) there is no material Action pending or, to the knowledge of the Company, threatened in writing and, to the knowledge of the Company, no investigation is pending or threatened in writing with respect to the Company’s or its Subsidiaries’ material non-compliance with or material liability under Environmental Law;

(e) other than as contemplated by the Company Real Estate Lease Documents set forth on Schedule 4.19(b), neither the Company nor any of its Subsidiaries has assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials; and

(f) to the knowledge of the Company, the Company has made available to Acquiror all environmental reports (including any Phase One or Phase Two environmental site assessments) relating to the Company Leased Real Property or any formerly owned or operated real property or any other location for which the Company may be liable, to the extent such reports are in its possession, custody or control and identify conditions that would, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

4.21 Absence of Changes.

(a) Since December 31, 2019 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.

(b) From December 31, 2019 through the date of this Agreement, excluding any actions, activities or conduct of the Company or any of its Subsidiaries taken reasonably and in good faith to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including any COVID-19 Measures), the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, and (ii) have not taken any action that would require the consent of Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof.

4.22 Affiliate Agreements. Except as set forth on Schedule 4.22 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of the Company or its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, in each case, that is the type that would be required to be disclosed under Item 404 of Regulation S-K (each of the foregoing, a “Company Affiliate Agreement”).

4.23 Internal Controls. The Company keeps accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

4.24 Permits. Except as set forth on Schedule 4.24, each of the Company and its Subsidiaries has all material Permits (the “Company Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 4.24, and as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) each Company Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Company Material Permit has been received by the Company or its Subsidiaries; (c) to the knowledge of the Company, none of such Company Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business consistent with past practice upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of the Company, threatened in writing, that seek the revocation, cancellation, limitation, restriction or termination of any Company Material Permit; and (e) each of the Company and its Subsidiaries is in material compliance with all Company Material Permits applicable to the Company or its Subsidiaries.

4.25 Registration Statement. None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.25, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by the Company, or by any other Person acting on behalf of the Company, for use therein.

4.26 No Additional Representations and Warranties; Non-Reliance. The Company acknowledges that, except for the representations and warranties set forth in Article V (as modified by the Schedules), none of Acquiror, Merger Sub, any other Subsidiary of Acquiror nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquiror or any of its Subsidiaries, including Merger Sub with respect to the Transactions, and the Company is not relying on any representations and warranties regarding Acquiror or its Subsidiaries, except for those set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement prepared in accordance with Section 11.09, or as disclosed in the Acquiror SEC Reports (excluding any disclosures in such Acquiror SEC Reports under the headings “Risk Factors” or “Forward-Looking Statements” and other disclosures that are predictive, cautionary or forward looking in nature), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

5.01 Corporate Organization.

(a) Acquiror has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Acquiror Organizational Documents previously made available by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is not in material breach or violation of any of the provisions of the Acquiror Organizational Documents.

(b) Acquiror is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(c) Merger Sub has been duly incorporated, validly existing and in good standing under the Laws of State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is not in material breach or violation of any of the provisions of the organizational documents of Merger Sub.

5.02 Subsidiaries.

(a) The Significant Subsidiaries of Acquiror as of the date hereof, together with their jurisdiction of incorporation or organization, are set forth on Schedule 5.02(a), including, as of such date, a description of the capitalization of each such Significant Subsidiary and the names of the record owners of all securities and other equity interests in each such Significant Subsidiary. Schedule 5.02(a) also sets forth, for each Subsidiary of Acquiror that is not, directly or indirectly, wholly-owned by Acquiror, the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof, and the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by Acquiror. Each Subsidiary of Acquiror has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. Each Subsidiary of Acquiror is duly licensed or qualified and in good standing in its jurisdiction of organization and as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. Complete and correct copies of the principal organizational documents of each Significant Subsidiary listed on Schedule 5.02(a), as amended and currently in effect, have been made available to the Company. No Subsidiary of Acquiror is in material violation of any of the provisions of its organizational documents.

(b) As of the date hereof, except for Acquiror’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither Acquiror nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

5.03 Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.05), upon receipt of the Acquiror Requisite Approval, to perform its respective obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by each of Acquiror and Merger Sub and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized and approved by the Acquiror Board and the Merger Sub Board, and upon receipt of the Acquiror Requisite Approval, no other corporate or equivalent proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror’s or Merger Sub’s performance hereunder or thereunder. Acquiror, as the sole stockholder of Merger Sub, substantially concurrently with the execution and delivery of this Agreement (but deemed to occur a moment thereafter), has adopted this Agreement and approved the Transactions. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of holders of a majority of the shares of Acquiror Common Stock having voting power present in person or represented by proxy at the Special Meeting shall be required to approve the Transaction Proposal (such approval of the Acquiror Stockholders, the “Acquiror Requisite Approval”), assuming a quorum is present, is the only vote of any of Acquiror’s capital stock required in connection with the entry into this Agreement by Acquiror and the consummation of the Transactions, including the Closing (the approval by Acquiror Stockholders of the foregoing, together with the Acquiror Requisite Approval, the “Acquiror Stockholder Approval”).

(c) (i) At a meeting duly called and held on or prior to the date hereof, the Acquiror Board unanimously: (A) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Acquiror and the Acquiror Stockholders; (B) approved the Transactions and (C) recommended to the Acquiror Stockholders the approval of each of the Proposals. (ii) At a meeting duly called and held or by unanimous written consent on or prior to the date hereof, the Merger Sub Board unanimously: (A) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Merger Sub and Acquiror (as sole stockholder of Merger Sub); (B) approved this Agreement and (C) recommended to Acquiror (as the sole stockholder of Merger Sub) the adoption by Acquiror of this Agreement and approval of the Transactions.

(d) The approval of Acquiror, as the sole stockholder of Merger Sub, is the only vote of holders of any class or series of capital stock of Merger Sub required in connection with the adoption of this Agreement and the consummation of the Transactions, including the Closing.

5.04 No Conflict.

(a) The execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by Acquiror and Merger Sub, as applicable, and, in the case of Acquiror, upon receipt of the Acquiror Requisite Approval and the approvals described in Section 5.05, the consummation of the Transactions do not and will not: (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents, any organizational documents of any Subsidiaries of Acquiror or any of the organizational documents of Merger Sub; (b) conflict with or result in any violation of, or give any Governmental Authority or, to the knowledge of Acquiror, any other Person, the right to challenge this Agreement or the Transactions or to exercise any remedy or obtain relief under, any provision of any Law, Permit or Governmental Order applicable to Acquiror, its Subsidiaries or Merger Sub or any of their respective properties or assets; (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in any material payment, rebate, chargeback, penalty or change in delivery schedule under, or require any consent under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 5.11, whether or not set forth on Schedule 5.11, or any

Acquiror Real Estate Lease Document or Contract relating to any Acquiror Owned Real Property to which each of Acquiror or Merger Sub or any their respective Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of Acquiror or Merger Sub or any of their respective Subsidiaries, except (in the case of clauses “(b),” “(c)” or “(d)” above) for such violations, conflicts, breaches, losses or defaults which would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) The Acquiror Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any ancillary agreements and to the consummation of the Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any ancillary agreements or any of the Transactions.

5.05 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law; (b) Securities Laws and listing requirements of the NYSE; (c) the filing and effectiveness of the Certificate of Merger; (d) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

5.06 Capitalization.

(a) As of the 5:00 p.m. Central Time on the day prior to the date hereof (the “Acquiror Capitalization Measurement Time”), the authorized capital stock of Acquiror consists of: (i) 240,000,000 shares of Acquiror Common Stock, 95,648,648 of which are issued (of which 94,179,547 are issued and outstanding and 1,469,101 are held in treasury); and (ii) 3,000,000 shares of Acquiror Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Preferred Stock: (A) have been duly authorized and validly issued and are fully paid and nonassessable; (B) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; (C) were not issued in breach or violation of any preemptive rights or Contract; and (D) are not subject to any preemptive right, right of first refusal, right of participation or similar right. As of the Acquiror Capitalization Measurement Time, an aggregate of 9,107,827 shares of Acquiror Common Stock were reserved for issuance pursuant to Acquiror Equity Awards not yet granted under the Acquiror Equity Plans. As of the Acquiror Capitalization Measurement Time, 614,897 shares of Acquiror Common Stock were reserved for issuance pursuant to outstanding Acquiror Stock Options, 936,795 shares of Acquiror Common Stock were reserved for issuance pursuant to outstanding Acquiror RSUs and 1,656,831 shares of Acquiror Common Stock were reserved for issuance pursuant to outstanding Acquiror PSUs (assuming “target” performance). Except as provided in this Agreement, since June 30, 2020 and through the date hereof, no Acquiror Equity

Awards have been granted and no additional shares of Acquiror Common Stock have become subject to issuance under the Acquiror Equity Plans. All shares of Acquiror Common Stock subject to issuance under the Acquiror Equity Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized and validly issued, fully paid, and nonassessable.

(b) As of the Acquiror Capitalization Measurement Time, except for this Agreement and the Acquiror Equity Awards, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror’s stockholders may vote. Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests, or other Contract restricting any Person from purchasing, selling, pledging or otherwise disposing any equity interest of Acquiror. Each Acquiror Stock Option was granted in accordance with the terms of the applicable Acquiror Equity Plan and in compliance, in all material respects, with all applicable Laws. No Acquiror Stock Option is subject to Section 409A of the Code and each Acquiror Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.00001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

(d) All of the outstanding shares of capital stock or other equity interests of Acquiror’s Significant Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the Acquiror Capitalization Measurement Time, other than with respect to the Acquiror Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of Acquiror’s Significant Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of Acquiror’s Significant Subsidiaries is a party or by which any of Acquiror’s Significant Subsidiaries is bound obligating such Significant Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Significant Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror’s Significant Subsidiaries. Other than with respect to the Acquiror Equity Awards, as of the Acquiror Capitalization Measurement Time, there are no outstanding contractual obligations of Acquiror’s Significant

Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror’s Significant Subsidiaries. Except as set forth on Schedule 5.06(d), there are no outstanding bonds, debentures, notes or other indebtedness of Acquiror’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 5.06(d), Acquiror’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of Acquiror’s Subsidiaries.

(e) Acquiror is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Significant Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 5.06(e), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of Acquiror’s Significant Subsidiaries.

(f) Subject to approval of the Transaction Proposal, the shares of Acquiror Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

(g) Except as set forth in the Acquiror Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Acquiror is a party or by which Acquiror is bound with respect to any ownership interests of Acquiror.

(h) As of the date hereof, to Acquiror’s knowledge, Acquiror is the beneficial owner of the number of shares of Company Stock set forth on Schedule 5.06(h).

5.07 Undisclosed Liabilities.

(a) There is no Liability against Acquiror or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of Acquiror and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities: (i) reflected or reserved for on the audited financial statements and unaudited interim financial statements included in the Acquiror SEC Reports or disclosed in the notes thereto; (ii) that have arisen since the date of the most recent balance sheet included in the unaudited interim financial statements included in the Acquiror SEC Reports in the ordinary course of business consistent with past practice; (iii) disclosed on Schedule 5.07(a); (iv) arising under this Agreement and/or the performance by Acquiror of its obligations hereunder; or (v) that would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) Neither Acquiror nor any of its Subsidiaries has applied for or accepted any Stimulus Funds.

5.08 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, written threatened, Actions, (i) that involve (A) Acquiror or any of its Subsidiaries, (B) to the knowledge of Acquiror, any current or former employee, independent contractor, officer or director of Acquiror (in his or her capacity as such) or (C) any of the material assets owned or used by Acquiror or its Subsidiaries, in each case, that would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole; or (ii) as of the date of this Agreement, that challenges, or that may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with each of Acquiror and Merger Sub’s ability to consummate the Transactions. To the knowledge of Acquiror, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or threatened in writing, in each case regarding any accounting practices of Acquiror or any of its Subsidiaries or any malfeasance by any officer or director of Acquiror. Neither Acquiror nor its Subsidiaries or any property, asset or business of Acquiror or its Subsidiaries is subject to any material Governmental Order, or, to the knowledge of Acquiror, any continuing investigation by, any Governmental Authority. There is no unsatisfied judgment or any injunction binding upon Acquiror or its Subsidiaries, or any of the material assets owned or used by Acquiror or its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

5.09 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, Acquiror and its Subsidiaries are, and since December 31, 2017 have been, in compliance in all material respects with all applicable Laws. Neither Acquiror nor its Subsidiaries has received any written notice from any Governmental Authority of any violation of any applicable Law by Acquiror or its Subsidiaries at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) Since December 31, 2017: (i) there has been no action taken by Acquiror, its Subsidiaries, or, to the knowledge of Acquiror, any officer, director, manager, employee, agent, representative or sales intermediary of Acquiror or its Subsidiaries or any other third party, in each case, acting on behalf of Acquiror or its Subsidiaries, in violation of any applicable Anti-Corruption Law or Trade Control Law; (ii) neither Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Trade Control Laws or, to Acquiror’s knowledge, subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Trade Control Laws; (iii) neither Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or Trade Control Laws; and (iv) neither Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws or Trade Control Laws, in the case of clauses “(i)” and “(iii),” that would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(c) None of Acquiror, its Subsidiaries, or to the knowledge of Acquiror, any officer, director, manager, employee, agent or other Representative of Acquiror or its Subsidiaries, in each case, acting on behalf of Acquiror or its Subsidiaries, is a Person that is the target of sanctions under any applicable Trade Control Laws.

5.10 Intellectual Property and Privacy.

(a) To the knowledge of Acquiror, all of the Acquiror Registered Intellectual Property is valid, in full force and effect. None of the material Acquiror Registered Intellectual Property has expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, and any other actions required to maintain the material Acquiror Registered Intellectual Property, have been duly made or taken; to the knowledge of Acquiror, no interference, opposition, reissue, reexamination, or other proceeding is pending in which the scope, validity or enforceability of any material Acquiror Registered Intellectual Property is being contested or challenged; and Acquiror has not received written notice that any material Acquiror Registered Intellectual Property is invalid, unenforceable or being contested.

(b) Either Acquiror or one of its Subsidiaries is the sole and exclusive owner of, and possesses all right, title and interest in and to the Acquiror Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(c) Except as would not reasonably be expected to be material to Acquiror or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, the conduct of the business of Acquiror and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. There are no proceedings pending or, to Acquiror’s knowledge, threatened in writing against Acquiror or any of its Subsidiaries by any third party claiming infringement, misappropriation or other violation of Intellectual Property. Except as would not reasonably be expected to be material to Acquiror or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, within the three years preceding the date of this Agreement, the conduct of Acquiror’s and its Subsidiaries’ business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party. To the knowledge of Acquiror, no third party is infringing, misappropriating or otherwise violating any Acquiror Owned Intellectual Property.

(d) Acquiror and its Subsidiaries have a valid license to use or otherwise have the lawful right to use, all of the Acquiror Intellectual Property as used in the conduct of the business of Acquiror and its Subsidiaries. Acquiror and its Subsidiaries have taken commercially reasonable efforts to maintain and protect each item of Acquiror Intellectual Property that is material to their business.

(e) No director, officer or employee of Acquiror or any of its Subsidiaries has any direct ownership interest in any of the Acquiror Intellectual Property. Employees and contractors of Acquiror and its Subsidiaries who create or develop any Intellectual Property in the course of their employment or provision of services for Acquiror or any of its Subsidiaries have assigned to Acquiror or its Subsidiary all of such employee’s or contractor’s rights in such Intellectual Property, and without limiting the foregoing all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned to Acquiror or its Subsidiary all of such employees’ or contractors’ rights in and to such Intellectual Property that did not vest automatically in Acquiror or its Subsidiary by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to Acquiror or its Subsidiary).

(f) Acquiror and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for Open Source Materials used by Acquiror or any of its Subsidiaries in any way.

(g) No Open Source Materials have been incorporated into, combined, made available, or distributed with, or used in the delivery or provision of any Owned Acquiror Software in a manner that requires or obligates Acquiror or any of its Subsidiaries to: (i) disclose, distribute, or otherwise make available such Owned Acquiror Software in source code form; (ii) license such Owned Acquiror Software for the purpose of making derivative works; (iii) license such Owned Acquiror Software at no charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents.

(h) The IT Systems of Acquiror and its Subsidiaries operate and perform in all material respects as is necessary for the business of Acquiror and its Subsidiaries as currently conducted, and do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or Software. To the knowledge of Acquiror, there has been no material failure of such IT Systems in the past two years which has not been fully resolved. There have been no unauthorized intrusions, access to or breaches of such IT Systems. Acquiror and its Subsidiaries have in place adequate security controls and disaster recovery plans and procedures for such IT Systems. Such IT Systems provide the operations of Acquiror and its Subsidiaries, including the internet websites and mobile applications provided to Acquiror’s customers, with sufficient redundancy and speed to meet industry standards relating to high availability and Acquiror has no reason to believe that such IT Systems will not operate or will not continue to be accessible to end users on a high availability basis after the Closing Date.

(i) Acquiror and its Subsidiaries have a privacy policy (the “Acquiror Privacy Policy”) regarding the collection and use of Personal Information, a true, correct and complete copy of which has been provided to the Company prior to the date hereof. Since December 31, 2017, Acquiror and its Subsidiaries have complied in all material respects with (i) all applicable Privacy Laws, (ii) the Acquiror Privacy Policy, and (iii) all of Acquiror’s and its Subsidiaries’ contractual obligations with respect to Personal Information. The execution, delivery and performance of the Transactions do not violate the Acquiror Privacy Policy as it currently exists. Neither Acquiror nor any of its Subsidiaries sells or, since December 31, 2017, has sold (for monetary or other consideration) Personal Information.

(j) Acquiror and its Subsidiaries have commercially reasonable security measures in place designed to protect Personal Information stored in their IT Systems from any Security Incidents. To the knowledge of Acquiror, since December 31, 2017, there have not been any Security Incidents or claims related to Security Incidents and there are no information security or other vulnerabilities that are reasonably likely to cause a Security Incident. No

Actions are pending or, to the knowledge of Acquiror, threatened in writing against Acquiror or any of its Subsidiaries relating to the collection, use, processing or storage of Personal Information.

5.11 Contracts; No Defaults.

(a) Schedule 5.11(a) contains a listing of all Contracts described in clauses “(i)” through “(x)” below to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies, as amended and currently in effect, of the Contracts listed on Schedule 5.11(a) have been delivered to or made available to the Company or its agents or representatives.

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (other than confidentiality and non-disclosure agreements, this Agreement and the ancillary agreements) to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound;

(ii) each employee collective bargaining Contract;

(iii) any Contract pursuant to which Acquiror or any of its Subsidiaries (A) licenses from a third party Intellectual Property that is material to the business of Acquiror and its Subsidiaries, taken as a whole, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,000,000 per year, (B) licenses to a third party to use Acquiror Owned Intellectual Property or Owned Acquiror Software (other than any non-exclusive licenses granted to (1) customers in the ordinary course of business consistent with past practice or (2) suppliers or service providers in the ordinary course of business consistent with past practice to enable such suppliers or service providers to use or provide goods or perform services for Acquiror and its Subsidiaries) or (C) shares Personal Information with any third party for cloud storage and data hosting services;

(iv) any Contract which restricts in any material respect or contains any material limitations on the ability of Acquiror or its Subsidiaries to compete in any line of business or in any geographic territory, including any grant of exclusive rights, rights of first refusal or negotiation or similar rights;

(v) any Contracts providing for “most favored customer” or similar terms that materially limit Acquiror’s or any of its Subsidiaries’ right to determine pricing for products or services;

(vi) any Contract under which Acquiror or its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness; or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business consistent with past practice), in each case of clauses “(A),” “(B)” and “(C),” in an amount in excess of $2,000,000 of committed credit;

(vii) any Contract entered into in connection with the acquisition or disposition by Acquiror or its Subsidiaries since December 31, 2017 of any material assets or any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(viii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 5.11 and expected to result in revenue or require expenditures in excess of $1,000,000 in the calendar year ending December 31, 2020 or any subsequent calendar year;

(ix) any Contract between Acquiror or its Subsidiaries, on the one hand, and any of the Acquiror Stockholders, on the other hand that is the type that would be required to be disclosed under Item 404 of Regulation S-K; and

(x) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of Acquiror and its Subsidiaries, taken as a whole.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.11(a), whether or not set forth on Schedule 5.11(a): (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Acquiror or its Subsidiaries party thereto and, to the knowledge of Acquiror, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of Acquiror, are enforceable by Acquiror or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of Acquiror, its Subsidiaries or, to the knowledge of Acquiror, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since December 31, 2019, neither Acquiror nor its Subsidiaries have received any written or, to the knowledge of Acquiror, oral claim or notice of force majeure, material breach of or material default under any such Contract; (iv) to the knowledge of Acquiror, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Acquiror or its Subsidiaries or, to the knowledge of Acquiror, any other party thereto (in each case, with or without notice or lapse of time or both); (v) as of the date hereof, no Person is materially renegotiating, or has notified Acquiror in writing that it intends to change or renegotiate, any material amount paid or payable to Acquiror under any Contract, or other material term or provision of any such Contracts; and (vi) since December 31, 2019 through the date hereof, neither Acquiror nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

5.12 Acquiror Benefit Plans.

(a) Schedule 5.12(a) sets forth a complete list of each material Acquiror Benefit Plan.

(b) With respect to each Acquiror Benefit Plan listed on Schedule 5.12(a), Acquiror has delivered or made available to the Company correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable: (i) the current plan document and any trust agreement or a written summary of the material terms of such plan to the extent not evidenced by a written plan document; (ii) the most recent summary plan description; (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable); (iv) the most recent actuarial valuation; (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority); and (vi) all material non-routine filings and correspondence with any Governmental Authority received within the last three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, (i) each Acquiror Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions required to be made under the terms of any Acquiror Benefit Plan as of the date this Agreement is made have been timely made or, if not yet due, have been properly reflected in Acquiror’s financial statements, and (iii) there are no pending or, to Acquiror’s knowledge, written threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Acquiror Benefit Plans or any trusts related thereto.

(d) Each Acquiror Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification; (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and to the knowledge of Acquiror, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e) Neither Acquiror, any of its Subsidiaries nor any of their respective Acquiror ERISA Affiliates have sponsored, maintained, contributed to or were required to contribute to, at any point during the six year period prior to the date hereof, (i) a Multiemployer Plan or (ii) other than any Foreign Acquiror Benefit Plan, a defined benefit pension plan subject to Title IV of ERISA or Section 412 of the Code, in each case, regardless of whether or not it is subject to Title IV of ERISA. For purposes of this Agreement, “Acquiror ERISA Affiliate” means any entity (whether or not incorporated) other than Acquiror or a Subsidiary of Acquiror that, together with Acquiror or any Subsidiary of Acquiror, is considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, with respect to the Acquiror Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of Acquiror, threatened in writing.

(g) Neither the execution and delivery of this Agreement by Acquiror nor the consummation of the Transactions (either alone or in combination with another event) will: (i) result in any payment (including severance, bonus or otherwise) or benefit becoming due to any current or former director, officer, employee or independent contractor of Acquiror or any its Subsidiaries; (ii) increase any compensation or benefits otherwise payable to any current or former director, officer, employee or independent contractor of Acquiror or any its Subsidiaries; or (iii) result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or independent contractor of Acquiror or its Subsidiaries to material payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from Acquiror or any of its Subsidiaries or Affiliates.

(h) No amount or benefit that will or could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness or otherwise) by any current or former employee, independent contractor, officer or director of Acquiror or any Subsidiary of Acquiror who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions (either alone or in combination with any other event).

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, each Acquiror Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, no Acquiror Benefit Plan or award thereunder provides to any “service provider” (within the meaning of Section 409A of the Code) of Acquiror or its Subsidiaries any compensation or benefits which have been subjected or should have been subject to gross income inclusion or additional Tax pursuant to Section 409A(a)(1) of the Code. No Acquiror Benefit Plan or other agreement or arrangement provides for the gross-up of any Person for any Taxes imposed by Section 4999 or 409A of the Code.

(j) No Acquiror Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Acquiror or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable state law.

(k) Each material Acquiror Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of Acquiror or any of its Subsidiaries (or any dependent thereof) who resides outside of the United States (each a “Foreign Acquiror Benefit Plan”) is set forth on Schedule 5.12(k). Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, with respect to each Foreign Acquiror Benefit Plan, (i) such Foreign Acquiror Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Acquiror Benefit Plan’s governing documents, (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all contributions to such Foreign Acquiror Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on Acquiror’s financial statements in accordance with the terms of the Foreign Acquiror Benefit Plan and all applicable Laws, (iii) such Foreign Acquiror Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Acquiror Benefit Plan any required determinations, if any, that such Foreign Acquiror Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Acquiror Benefit Plan, and (iv) neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in combination with another event) will create or otherwise result in any increased liability of Acquiror and its Subsidiaries with respect to such Foreign Acquiror Benefit Plan. No Foreign Acquiror Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with GAAP. Neither Acquiror nor any of its Subsidiaries is, or has at any time been, the employer or “connected with” or an “associate of” (as those terms are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

(l) Except as set forth on Schedule 5.12(l), neither Acquiror nor any of its Subsidiaries has: (i) taken any action since January 1, 2020 related to any workforce changes due to COVID-19 or COVID-19 Measures, or otherwise, whether directly or indirectly, including any actual or expected group terminations, layoffs, furloughs, shutdowns (whether voluntary or by applicable Law), reduced working schedules or any material changes to benefit or compensation programs, including material reductions in compensation, benefits or working schedules, or material changes to any Acquiror Benefit Plan; (ii) claimed any Tax credits under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act or I.R.S. Notice 2020-65 or any similar applicable Law; or (iii) deferred any Taxes under Section 2302 under the CARES Act or any similar applicable Law, and, in each case, none of the foregoing actions are reasonably anticipated.

5.13 Labor Matters.

(a) (i) Neither Acquiror nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are being negotiated by Acquiror or its Subsidiaries; (ii) no labor union or organization, works council or group of employees of Acquiror or its Subsidiaries has made a pending written demand for recognition or certification; and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of Acquiror, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, each of Acquiror and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance; (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved; and (iii) since December 31, 2017, has not experienced any actual or, to the knowledge of Acquiror, written threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting Acquiror or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, Acquiror and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, all individuals who perform or have performed services for Acquiror or any of its Subsidiaries have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), and no such individual has been improperly included or excluded from any Acquiror Benefit Plan, and neither Acquiror nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, (i) to the knowledge of Acquiror, in the last three years, no written allegations of sexual or other unlawful harassment or discrimination have been made against (A) any officer of Acquiror or its Subsidiaries or (B) any employee of Acquiror or its Subsidiaries who (1) has a title of “senior director” (or equivalent) or above, or (2) has an annual base salary or base compensation of $200,000 or above, and (ii) there are no actions or any disputes pending or, to Acquiror’s knowledge, threatened in writing (A) between Acquiror or any of its Subsidiaries and any of their respective current or former officers, directors, employees or independent contractors or (B) by or before any Governmental Authority affecting Acquiror or any of its Subsidiaries concerning employment matters.

(f) To the knowledge of Acquiror, no employee of Acquiror or its Subsidiaries with an annual base salary or base compensation of greater than $200,000 or above is in any material respect in violation of any term of any employment agreement or restrictive covenant obligation: (i) to Acquiror or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Acquiror or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

(g) There has been no “mass layoff” or “plant closing” (as defined by the WARN Act or any similar foreign, state, provincial or local Laws) (determined without regard to whether Acquiror was eligible for an exception thereunder) or group termination or similar event with respect to Acquiror and its Subsidiaries within the six months prior to the date of this Agreement.

(h) Since December 31, 2017, no employee of Acquiror or its Subsidiaries has transferred into employment with his or her employer by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable Law of any country in the European Economic Area, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Economic Area.

5.14 Taxes.

(a) All material Tax Returns required by Law to be filed by Acquiror or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All amounts of Taxes shown as due on any material Tax Return of Acquiror and its Subsidiaries and all other amounts of Taxes owed by Acquiror and its Subsidiaries have been timely paid and since the date of the most recent Financial Statements of Acquiror and its Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business consistent with past practice).

(c) Each of Acquiror and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Neither Acquiror nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes and there is not pending, or, to Acquiror’s knowledge, threatened in writing, any such audit, administrative or judicial proceeding. Neither Acquiror nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any amount of material Taxes. No written claim or, to Acquiror’s knowledge, no claim other than in writing, has been made by any Governmental Authority in a jurisdiction where Acquiror or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of Acquiror or its Subsidiaries, and no request for any such waiver or extension is currently pending.

(e) Neither Acquiror nor its Subsidiaries (nor any predecessors thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two years.

(f) Neither Acquiror nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither Acquiror nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vi) application of Sections 951, 951A or 965 of the Code (or any similar provision of Tax Law).

(h) There are no Liens with respect to Taxes on any of the assets of Acquiror or its Subsidiaries, other than Permitted Liens.

(i) Neither Acquiror nor its Subsidiaries has any liability for the Taxes of any Person (other than Acquiror or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, or (iii) by Contract or any Acquiror Real Estate Lease Document.

(j) Neither Acquiror nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k) Neither Acquiror nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l) Neither Acquiror nor any of its Subsidiaries is, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Each of Acquiror and its Subsidiaries is in compliance in all material respects with applicable United States and foreign transfer pricing Laws and regulations in all respects, including the execution and maintenance of contemporaneous documentation and substantiating the transfer pricing practices and methodology of each of Acquiror and its Subsidiaries.

(n) To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o) Neither Acquiror nor its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Authority, in each case, that could affect the liability for Taxes of Acquiror or any of its Subsidiaries following the Closing.

(p) Acquiror has not made an election under Section 965(h) of the Code.

(q) Other than the representations and warranties set forth in Section 5.12, this Section 5.14 contains the exclusive representations and warranties of Acquiror with respect to Tax matters.

5.15 Brokers’ Fees. Except as described on Schedule 5.15, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Acquiror, its Subsidiaries or any of their Affiliates for which Acquiror or any of its Subsidiaries has any obligation.

5.16 Insurance. Schedule 5.16 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance, including all material self-insurance programs and arrangements, held by, or for the benefit of, Acquiror or its Subsidiaries as of the date of this Agreement, and as to occurrence-based general liability/excess insurance for the three years preceding the date of this Agreement. Such insurance policies provide insurance in such amounts and against such risks as Acquiror or its Subsidiaries have reasonably determined to be prudent, taking into account the industries in which Acquiror and its Subsidiaries operate, and as is sufficient to comply with applicable Law. With respect to each such insurance policy required to be listed on Schedule 5.16, except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable by Acquiror or its Subsidiaries in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither Acquiror nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of Acquiror, no such action has been threatened in writing; (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals and (e) there are no material outstanding claims as to which coverage has been denied or as to which the insurance company has reserved rights to deny coverage.

5.17 Acquiror Real Property; Assets.

(a) Except as set forth on Schedule 5.17(a),with respect to each parcel of real property owned by Acquiror or its Subsidiaries (the “Acquiror Owned Real Property”): (i) Acquiror or its applicable Subsidiary has good and marketable fee simple title or local equivalent to such Acquiror Owned Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens; (ii) neither Acquiror nor its applicable Subsidiary has entered into any leases or otherwise granted to any Person any material right to use or occupy such Acquiror Owned Real Property or any portion thereof; and (iii) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other rights in favor of any Person to purchase such Acquiror Owned Real Property or any portion thereof or interest therein.

(b) Except as set forth on Schedule 5.17(b), each lease, sublease, license, and occupancy agreement (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, in each case, that are material) for Acquiror Leased Real Property to which Acquiror or its Subsidiaries is a party (collectively, the “Acquiror Real Estate Lease Documents”): (i) is a legal, valid, binding and enforceable obligation of Acquiror or its Subsidiaries and, to the knowledge of Acquiror, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Acquiror Real Estate Lease Document is in full force and effect; and (ii) covers the entire estate it purports to cover and, subject to securing those certain consents or approvals, if any, set forth on Schedule 5.17(b)(iii) which are required to be obtained under the Acquiror Real Estate Lease Documents from those certain landlords, lenders to landlords or other third parties (as applicable) identified on such Schedule 5.17(b)(iii) (except where the failure to obtain the same would not, individually or in the aggregate, be material to Acquiror and its Subsidiaries, taken as a whole), in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub, upon the consummation of the Transactions, Acquiror or its Subsidiaries (including Company and its Subsidiaries) will be entitled to use and occupy the Acquiror Leased Real Property in accordance with the terms of the applicable Acquiror Real Estate Lease Documents in effect with respect to such Acquiror Leased Real Property, in all material respects, for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries. Neither Acquiror nor any of its Subsidiaries holds any easement interests that are material and/or reasonably necessary to conduct the business of Acquiror and its Subsidiaries in substantially the same manner as currently conducted. No Acquiror Real Estate Lease Document with respect to which Acquiror or any of its Subsidiaries is required to make aggregate payments in excess of $500,000 annually has been amended or modified in any material respect, except as reflected in the Acquiror Real Estate Lease Documents.

(c) Except as set forth on Schedule 5.17(c), no default or breach by (i) Acquiror or its Subsidiaries or (ii) to the knowledge of Acquiror, any other parties thereto, as applicable, presently exists under any Acquiror Real Estate Lease Documents which would (x) materially affect the ability of Acquiror or its Subsidiaries to use the Acquiror Real Property for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries or (y) cause Acquiror or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 5.17(c), neither Acquiror nor its Subsidiaries has received written notice of default or breach under any Acquiror Real Estate Lease Document which has not been cured and which (1) would materially affect the ability of Acquiror or its Subsidiaries to use the Acquiror Real Property for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries, or (2) cause Acquiror or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 5.17(c), no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Acquiror Real Estate Lease Document by Acquiror or its Subsidiaries or, to the knowledge of Acquiror, by the other parties thereto which would (A) materially affect the ability of Acquiror or its Subsidiaries to use the Acquiror Real Property for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries, or (B) cause Acquiror or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 5.17(c), neither Acquiror nor its Subsidiaries has subleased or otherwise granted any Person that is not an Affiliate of Acquiror the right to use or occupy any Acquiror Leased Real Property or any portion thereof which is still in effect. Except as set forth on Schedule 5.17(c), neither Acquiror nor its Subsidiaries has collaterally assigned or granted any other security interest to the Acquiror Leased Real Property or any interest therein which is still in effect. Acquiror or its Subsidiaries has a good and valid leasehold interest to each Acquiror Leased Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens.

(d) Except as set forth on Schedule 5.17(d), neither Acquiror nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Acquiror Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Acquiror Leased Real Property.

5.18 Environmental Matters. Except as disclosed on Schedule 5.18:

(a) Acquiror and its Subsidiaries are and, during the last three years, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required under Environmental Laws;

(b) there has been no material release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Acquiror Real Property or in connection with Acquiror’s or its Subsidiaries’ operations off-site of the Acquiror Real Property or, to the knowledge of Acquiror, at, in, on or under any formerly owned or leased real property during the time that Acquiror owned or leased such property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability pursuant to Environmental Law;

(c) neither Acquiror nor its Subsidiaries is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by Acquiror or its Subsidiaries or any material investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) there is no material Action pending or, to the knowledge of Acquiror, threatened in writing and, to the knowledge of Acquiror, no investigation is pending or threatened in writing with respect to Acquiror’s or its Subsidiaries’ material non-compliance with or material liability under Environmental Law;

(e) other than as contemplated by the Acquiror Real Estate Lease Documents set forth on Schedule 5.18(e), neither Acquiror nor any of its Subsidiaries has assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials; and

(f) to the knowledge of Acquiror, Acquiror has made available to the Company all environmental reports (including any Phase One or Phase Two environmental site assessments) relating to the Acquiror Leased Real Property or any formerly owned or operated real property or any other location for which Acquiror may be liable, to the extent such reports are in its possession, custody or control and identify conditions that would, individually or in the aggregate, reasonably be expected to result in a material liability to Acquiror and its Subsidiaries, taken as a whole.

5.19 Absence of Changes.

(a) Since December 31, 2019 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect.

(b) From December 31, 2019 through the date of this Agreement, excluding any actions, activities or conduct of Acquiror or any of its Subsidiaries taken reasonably and in good faith to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including any COVID-19 Measures), Acquiror and its Subsidiaries have, (i) in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, and (ii) have not taken any action that would require the consent of the Company pursuant to Section 7.02 if such action had been taken after the date hereof.

5.20 Affiliate Agreements. Except as set forth on Schedule 5.20 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in Acquiror, none of Acquiror or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of Acquiror or its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of Acquiror or its Subsidiaries or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, in each case, that is the type that would be required to be disclosed under Item 404 of Regulation S-K (each of the foregoing, an “Acquiror Affiliate Agreement”).

5.21 Acquiror SEC Reports; Financial Statements; Internal Controls.

(a) Acquiror has filed or furnished, as applicable, in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 31, 2017 (collectively, as they have been amended since the time of their filing or furnishing and including all exhibits thereto, the “Acquiror SEC Reports”), and will have filed or furnished, as applicable, all such registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished subsequent to the date of this Agreement through the Closing Date (the “Additional Acquiror SEC Reports”). All Acquiror SEC Reports, Additional Acquiror SEC Reports, any correspondence from or to the SEC or NYSE (other than such correspondence in connection with the initial public offering of Acquiror) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are, or will be, as applicable, available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Acquiror SEC Reports did not, and the Additional Acquiror SEC Reports will not, as of their respective dates, or, if amended or superseded by a subsequent filing prior to the date of this Agreement or, with respect to any Additional Acquiror SEC Reports, prior to the Closing Date, as of the date of the last such amendment or superseding filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.

(b) The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports, and that will be included in the Additional Acquiror SEC Reports, complied or will comply, as the case may be, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were or will be prepared, as the case may be, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present, and will fairly present, as the case may be, (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. Acquiror has no material off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K) that are not disclosed in the Acquiror SEC Reports.

(c) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To Acquiror’s knowledge, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(d) Acquiror keeps accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to property is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Acquiror maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(e) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror or (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror.

(f) To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.22 Permits. Except as set forth on Schedule 5.22, each of Acquiror and its Subsidiaries has all material Permits (the “Acquiror Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, be material to Acquiror and its Subsidiaries, taken as a whole. Except as set forth on Schedule 5.22, and as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect: (a) each Acquiror Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Acquiror Material Permit has been received by Acquiror or its Subsidiaries; (c) to the knowledge of Acquiror, none of such Acquiror Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business consistent with past practice upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of Acquiror, threatened in writing, that seek the revocation, cancellation, limitation, restriction or termination of any Acquiror Material Permit; and (e) each of Acquiror and its Subsidiaries is in material compliance with all Acquiror Material Permits applicable to Acquiror or its Subsidiaries.

5.23 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will comply, in all material respects, as to form with the requirements of the Securities Act and the rules and regulations thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by the Company, or by any other Person acting on behalf of the Company specifically for inclusion in the Registration Statement.

5.24 NYSE Stock Market Quotation. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ELY”. Acquiror is in compliance in all material respects with the rules of the NYSE. There is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on the NYSE. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock under the Exchange Act.

5.25 Backstop Commitment Letter. Acquiror has provided to the Company a true and complete copy of a fully executed commitment letter, including all annexes, exhibits, schedules and other attachments thereto (the “Backstop Commitment Letter”), dated as of the date hereof, entered into by and among Acquiror and the lenders party thereto (the “Backstop Lenders”), pursuant to which the Backstop Lenders have agreed, on the terms and subject to the conditions set forth therein, to provide Acquiror with debt financing in the amounts set forth therein (the “Committed Backstop Financing”). The Backstop Commitment Letter has not been amended, restated or otherwise modified or waived by Acquiror prior to the date of this Agreement, and the commitments contained in the Backstop Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date hereof, the Backstop Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. There are no conditions precedent to the funding by the Backstop Lenders of the full amount of the Committed Backstop Financing other than as expressly set forth in the Backstop Commitment Letter, and, as of the date hereof, there are no side letters or other contracts or arrangements related to the Committed Backstop Financing other than the Backstop Commitment Letter and one or more fee letters for the Committed Backstop Financing executed by Acquiror (true and complete copies of which have been provided by Acquiror to the Company; provided, that such fee letters may be redacted to remove fee amounts, the economic portion of any “market flex” provisions, pricing caps and other economic terms set forth therein, none of which affect the availability or net amount of the Committed Backstop Financing or require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement) (the “Backstop Fee Letters”). As of the date of this Agreement, (A) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Acquiror under the Backstop Commitment Letter or, to the knowledge of Acquiror, any other party to the Backstop Commitment Letter, and (B) other than as a result of entry by Acquiror into the Credit Agreement Amendment in lieu of the Committed Backstop Financing, Acquiror does not have any reason to believe that any of the conditions to the Committed Backstop Financing to be satisfied or complied with by Acquiror or its Subsidiaries will not be satisfied, complied with or waived, or that the Committed Backstop Financing will not be available at the Closing. Acquiror has fully paid all commitment fees or other fees required to be paid by it prior to the date of this Agreement pursuant to the Backstop Commitment Letter or the Backstop Fee Letter.

5.26 No Additional Representations and Warranties; Non-Reliance. Each of Acquiror and Merger Sub acknowledges that, except for the representations and warranties set forth in Article IV (as modified by the Schedules), none of the Company, its Subsidiaries nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company or any of its Subsidiaries with respect to the Transactions, and Acquiror and Merger Sub are not relying on any representations and warranties regarding the Company or its Subsidiaries, except for those set forth in Article IV.

ARTICLE VI

COVENANTS OF THE COMPANY

6.01 Conduct of the Company During the Interim Period. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (1) for the taking of a Company COVID-19 Response, (2) as set forth on Schedule 6.01, (3) as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as may be required by Law: (i) use reasonable best efforts to conduct and operate its business in the ordinary course consistent with past practice; (ii) use reasonable best efforts to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and use reasonable best efforts to maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries; (iii) use reasonable best efforts to keep available the services of their present officers and other key employees and consultants; and (iv) use reasonable best efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor. Without limiting the generality of the foregoing, except (w) for the taking of a Company COVID-19 Response, (x) as set forth on Schedule 6.01, (y) as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change, modify, amend or waive any provision of the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries;

(b) (i) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to the Company Stockholders in their capacities as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except in connection with the exercise (including the “net exercise” if permitted under the terms of the applicable agreement governing the Company Warrant or Company Stock Option as in effect on the date of this Agreement) of the Company Warrant, any Company Stock Option outstanding on the date of this Agreement or in connection with the Company Series H Preferred Offering, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock; or (iv) except as required pursuant to the Company Stock Plans in effect on the date of this Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests (it being understood and agreed that this Section 6.01(b) shall not restrict any distribution by any Subsidiary of the Company to the Company or any other Subsidiary of the Company);

(c) enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.13(a) (or any Contract that if existing on the date hereof would have been required to be listed on Schedule 4.13(a)), any Company Real Estate Lease Documents (or any lease that if existing on the date hereof would have been a Company Real Estate Lease Document) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice and which agreements are valued not in excess of $500,000;

(d) sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Company (including the capital stock or other equity interests in any Subsidiary of the Company) and its Subsidiaries, taken as a whole (including Company Intellectual Property, Owned Company Software, Company Programs, Company Personal Information and Company Real Property), except: (i) for dispositions of obsolete or worthless assets or dispositions of any Company Personal Information as required under applicable Privacy Laws, the Company Privacy Policy, or any contractual obligations of the Company or any of its Subsidiaries with respect to Personal Information; (ii) for sales of inventory in the ordinary course of business consistent with past practice; or (iii) for sales, abandonment, lapses of assets or items or materials in an amount not in excess of $1,000,000 in the aggregate, other than: (A) Permitted Liens or (B) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries as a whole;

(e) except as otherwise required pursuant to any Company Benefit Plan in effect on the date of this Agreement or applicable Law, (i) grant any increase in compensation or benefits to any Company Restricted Individual; (ii) grant any increase in compensation or benefits to any Company Non-Restricted Individual, other than any increase in compensation or benefits of not more than 10% in the aggregate per Company Non-Restricted Individual (as compared to such individual’s compensation and employee benefits immediately prior to such increase) in the ordinary course of business consistent with past practice; (iii) adopt, enter into, amend or terminate any Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or any of its Subsidiaries is a party or by which any of them are bound; (iv) grant or provide or enter into any agreement to grant or provide any retention, change in control, severance or termination payments or benefits, or any increase thereof, to any current or former director, employee or independent contractor of the Company or its Subsidiaries; (v) (A) hire any employee or engage any independent contractor who, upon such employment or engagement, would be a Company Restricted Individual, or (B) terminate (other than for cause) any employee of the Company or its Subsidiaries, other than, with respect to a Company Non-Restricted Individual, in the ordinary course of business; (vi) take any action that will result in the acceleration, vesting or creation of any right of any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries under any of the Company Benefit Plans; (vii) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any current or former director, employee or independent contractor of the Company or its Subsidiaries; (viii) effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the WARN Act or any other similar foreign, state or local Law; or (ix) take any action listed in Section 4.14(l); for purposes of this Section 6.01(e), “Company Restricted Individual” means any current or former director, employee or independent contractor of the Company or its Subsidiaries who (1) has a title of “senior director” (or equivalent) or above, or (2) has an annual base salary or base compensation of $200,000 or above, and “Company Non-Restricted Individual” means any current or former director, employee or independent contractor of the Company or its Subsidiaries who is not a Company Restricted Individual;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or enter into any agreements to take any of the foregoing actions; (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Transactions); or (iii) file a petition in bankruptcy under any provisions of federal or state bankruptcy Law, or consent to the filing of any bankruptcy petition against it under any similar Law;

(g) except in accordance with the Company’s capital expenditure budget provided to Acquiror prior to the date hereof and set forth on Schedule 6.01(g), make any capital expenditures (or commitment to make any capital expenditures), except for capital expenditures incurred in the ordinary course of business consistent with past practice that in the aggregate do not exceed $2,000,000;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, agents or consultants) (other than intercompany loans, advances, capital contributions, investments or other intercompany distributions), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances for reimbursable employee expenses to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice; it being understood that guarantees expressly granted under the Existing Credit Agreement are not restricted by this Section 6.01(h);

(i) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any closing agreement with a Governmental Authority with respect to a material amount of Taxes, surrender any right to claim a material refund of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority relating to any material Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of material Taxes;

(j) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(k) enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to enter a new line of business;

(l) acquire any fee interest in real property;

(m) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(n) (i) commence any Action in which the amounts at issue exceed $250,000 individually or $500,000 in the aggregate (other than any Actions reasonably necessary to consummate the Company Series H Preferred Offering or any Actions to enforce its rights under this Agreement or any of the ancillary agreements) or (ii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any such claim, Action or liability, other than a compromise or settlement: (A) in the ordinary course of business consistent with past practice for amounts that do not exceed $250,000 individually and $500,000 in the aggregate or (B) with respect to any claim or Action, the monetary damages for which shall be covered in full by (subject to the applicable retention, which retention shall not exceed $250,000 individually and $500,000 in the aggregate) one or more of the Company’s insurance providers pursuant to an insurance policy held by, or for the benefit of, the Company or its Subsidiaries; provided that (1) neither the Company nor its Subsidiaries shall compromise or settle or agree to settle any such claim, Action or liability which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s or any of its Subsidiaries’ business and (2) any stockholder claim or litigation shall be resolved exclusively in accordance with Section 7.09;

(o) incur, borrow, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than in connection with: (A) surety or similar bonds and, to the extent restricted hereby, guarantees provided by (or issued on behalf of) the Company or its Subsidiaries in connection with their development activities in the ordinary course of business consistent with past practice; and (B) borrowings, guarantees, letters of credit, other extensions of credit and other financial accommodations under the Existing Credit Agreement; provided, that in no event shall any such borrowing, extension of credit or other financial accommodation made after the date hereof be subject to any prepayment fee or penalty or similar arrangement (other than customary LIBOR “breakage” and similar amounts); provided, further, that in no event shall the Company apply for or accept any Stimulus Funds;

(p) (i) amend, restate or modify in a manner that is, in the good faith determination of the Company in consultation with Acquiror, adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness, or (ii) increase the Company’s availability under any such outstanding Indebtedness;

(q) enter into any new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement, or abandon or discontinue any existing line of business;

(r) make any change in financial accounting methods, principles or practices, except insofar as required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization), or applicable Law;

(s) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties;

(t) voluntarily terminate or modify or waive any material right under any Company Material Permit; and

(u) enter into any agreement, or otherwise commit or authorize (whether in writing or not), to do any action prohibited under this Section 6.01.

6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company (other than to the extent such information is to be provided to Acquiror in accordance with the terms of this Agreement) or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror, its Affiliates and its and their Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, Company Real Estate Lease Documents, commitments, Tax Returns, records, commitments, analyses and, as reasonably requested by Acquiror or its Representatives, appropriate officers and employees of the Company and its Subsidiaries, and shall furnish as promptly as practicable to Acquiror and/or its Representatives all financial and operating data and other information concerning the business, properties, Contracts, personnel and other affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request (including information for purposes of transition and integration planning and monthly and quarterly financial statements and other financial information prepared by the Company’s management if requested by Acquiror). The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply, including that the Company shall use its commercially reasonable efforts to obtain any required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit the maximum access or disclosure not in violation of such consent requirement. All information obtained by Acquiror, its Affiliates and its and their Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time. Notwithstanding anything to the contrary contained herein, no action taken in connection with or as a result of a COVID-19 Measure by the Company or any of its Subsidiaries shall be deemed to violate or breach this Section 6.02 in any way, provided that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access in a manner that does not jeopardize the health and safety of any employee or Representative of any party or any of their Affiliates.

6.03 Termination of Certain Agreements. Promptly following the execution and delivery of this Agreement, (a) each of Acquiror and the Company shall use reasonable best efforts to cause the Contracts listed on Schedule 6.03(a) to be terminated without any further force and effect, effective as of the Closing, without any cost or other liability or obligation to Acquiror, the Company, the Surviving Company or any of their respective Subsidiaries or any further obligations of any of the relevant parties thereunder following the Closing; and (b) the Company shall take all reasonable actions, with respect to the Contracts listed on Schedule 6.03(b), to (i) terminate such Contracts, without any further force and effect or (ii) satisfy and discharge all of the Company’s liabilities and obligations thereunder, in the case of either “(i)” or “(ii),” effective on or prior to the Closing, without any cost or other liability or obligation to Acquiror, the Company, the Surviving Company or any of their respective Subsidiaries (it being understood and agreed that it is not a condition to Closing under this Agreement that any such terminations or obligations in each of clauses “(a)” and “(b)” be obtained or satisfied).

6.04 Proxy Solicitation; Other Actions.

(a) The Company agrees to reasonably cooperate with Acquiror and provide, and instruct its Representatives to provide, Acquiror and its Representatives as promptly as practicable after the date hereof with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Acquiror to be included in the Registration Statement including audited financial statements, including consolidated balance sheets of the Company and its Subsidiaries as of December 30, 2018 and December 29, 2019 and consolidated statements of operations, statements of cash flows, and statements of stockholders equity of the Company and its Subsidiaries for the 52-week fiscal periods ended December 31, 2017, December 30, 2018 and December 29, 2019, in each case, prepared in accordance with GAAP and Regulation S-X, and audited in accordance with the standards of the PCAOB, and unaudited interim financial statements prepared in accordance with GAAP and Regulation S-X covering the applicable periods required to be included in the Registration Statement. Without limiting the foregoing, the Company shall use reasonable best efforts to cause the timely cooperation of its independent accounting firm in connection with the preparation and filing of the Registration Statement, including by instructing such accounting firm to provide a customary consent to the inclusion of such accounting firm’s reports of the financial statements in the Registration Statement and to the reference of such accounting firm as an “expert” therein. The Company shall reasonably cooperate in good faith with, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available during normal business hours and upon reasonable advanced notice to, Acquiror and its Representatives in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b) The Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.05 Company Series H Preferred Offering. As promptly as practicable following the execution and delivery of this Agreement, the Company shall use reasonable best efforts to consummate the Company Series H Preferred Offering, including using reasonable best efforts to complete the rights offering to the Company Stockholders and the Backstop Closing, as contemplated by, and pursuant to the terms described in, the Company Series H Subscription Agreements.

6.06 Company Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to, and shall use their respective reasonable best efforts to cause their respective Representatives to, provide such reasonable and customary cooperation that is reasonably requested by Acquiror, or as may be necessary for Acquiror to provide information regarding the Company and its Subsidiaries, in each case, to the extent necessary in connection with the transactions contemplated by the Credit Agreement Amendment and/or the Committed Backstop Financing, including providing the Required Information and assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Credit Agreement Amendment and/or Committed Backstop Financing, including customary authorization or reliance letters, in each case with respect to information relating to the Company and its Subsidiaries; provided, however, that (a) none of the Company, its Subsidiaries nor their respective officers, directors or employees shall be required to authorize, execute or enter into or perform any agreement with respect to the Credit Agreement Amendment and/or the Committed Backstop Financing (other than customary authorization or representation letters referenced above for purposes of effecting the cooperation envisioned hereunder); and (b) nothing in this Section 6.06 will require the Company (or its Subsidiaries) to take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company (or its Subsidiaries) or result in a breach or default under the Existing Credit Agreement. It is understood and agreed for the avoidance of doubt that the Company shall not have any obligations under this Section 6.06(a) after the date on which the Credit Agreement Amendment becomes effective.

(b) Notwithstanding anything to the contrary in this Agreement, if (i) the cooperation required to be provided under this Section 6.06 in connection with any debt financing other than the Committed Backstop Financing contemplated by the Backstop Commitment Letter on the date hereof is materially more onerous than what is required to be provided pursuant to this Section 6.06 with respect to the Committed Backstop Financing contemplated by the Backstop Commitment Letter on the date hereof (any such more onerous requirement, an “Incremental Debt Financing Cooperation Requirement”) and (ii) the Company reasonably refuses to satisfy any Incremental Debt Financing Cooperation Requirement, then such failure shall not be deemed to be a breach of this Section 6.06 for purposes of Article IX.

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Credit Agreement Amendment and/or the Committed Backstop Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

6.07 Consideration Spreadsheet.

(a) The Company shall prepare and deliver to Acquiror in accordance with this Section 6.07, a spreadsheet (the “Consideration Spreadsheet”) which shall set forth all of the following information, as of immediately prior to the Effective Time:

(i) (A) the Aggregate Merger Consideration, (B) the Aggregate Common Stock Consideration, (C) the Aggregate Preferred Stock Consideration, (D) the Series A-1 Aggregate Consideration, (E) the Series A-2 Aggregate Consideration, (F) the Series B Aggregate Consideration, (G) the Series C-1 Aggregate Consideration, (H) the Series C-2 Aggregate Consideration, (I) the Series E Aggregate Consideration, (J) the Series F Aggregate Consideration and (K) the Series H Aggregate Consideration;

(ii) (A) the Per Share Common Stock Consideration, (B) the Cash Equivalent Per Share Common Stock Consideration, (C) the Company Equity Award Exchange Ratio, (D) the Series A-1 Per Share Consideration, (E) the Series A-2 Per Share Consideration, (F) the Series B Per Share Consideration, (G) the Series C-1 Per Share Consideration, (H) the Series C-1 Per Share Consideration, (I) the Series E Per Share Consideration, (J) the Series F Per Share Consideration, (K) the Series G Per Share Consideration and (L) the Series H Per Share Consideration;

(iii) the Aggregate Acquiror Cancelled Shares Consideration Value;

(iv) for each Company Stockholder, (A) the names of all of the Company Stockholders, (B) the number and type of shares of Company Stock held by such Persons, (C) with respect to Company Restricted Stock, the vesting status and schedule with respect to such Company Restricted Stock, (D) the aggregate number of shares of Acquiror Common Stock issuable to such Company Stockholder pursuant to Section 3.01(a) and (E) the amount of cash in lieu of fractional shares of Acquiror Common Stock payable to such Company Stockholder in accordance with Section 3.07; and

(v) for each holder of Rollover Options, Settled Stock Options and the Company Warrant, (A) the names of all such holders, (B) the number of shares of Company Stock subject to, and the exercise price per share in effect for, each Rollover Option, Settled Stock Option and Company Warrant, (C) the vesting status and schedule with respect to Rollover Options and Settled Stock Options, including any acceleration as a result of the Transactions, and whether such Settled Stock Option or Rollover Option is an “incentive stock option” within the meaning of Section 422 of the Code or a non-qualified stock option, (D) the number of Shares of Acquiror Common Stock subject to each Rollover Option and Company Warrant (following the assumption thereof by Acquiror), (E) the per share exercise price for the Acquiror Common Stock issuable upon exercise of such Rollover Option or Company Warrant (following assumption thereof by Acquiror), (F) any applicable Tax withholding arising as a result of the issuance of the deemed exercise of any Settled Stock Option immediately prior to the Effective Time and (G) the number of Net Shares to be received in respect of each Settled Stock Option, if any.

(b) The Company shall prepare and deliver to Acquiror (i) a draft Consideration Spreadsheet not later than five Business Days prior to the Closing Date, which draft shall include the Company’s good faith estimate of all components of the Consideration

Spreadsheet as of immediately prior to the Effective Time, and (ii) a final Consideration Spreadsheet not later than two Business Days prior to the Closing Date, certified by an officer of the Company on behalf of the Company, setting forth the information requested as of immediately prior to the Effective Time. The draft Consideration Spreadsheet and the final Consideration Spreadsheet shall be prepared in accordance with the applicable provisions of the Company Certificate of Incorporation, the Company Stock Plans, the Company Warrant and this Agreement. Without limiting the foregoing, the Company shall provide to Acquiror, together with the draft Consideration Spreadsheet and the final Consideration Spreadsheet, such supporting documentation, information and calculations as are reasonably requested by Acquiror for it to verify and determine the calculations, amounts and other matters set forth in the Consideration Spreadsheet.

ARTICLE VII

COVENANTS OF ACQUIROR

7.01 Indemnification and Insurance.

(a) For a period of six years after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company and each of its Subsidiaries (the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Indemnified Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable in any material respect to those Indemnified Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any material respect that would adversely affect the rights of those Indemnified Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 7.01.

(b) Acquiror and the Company shall reasonably cooperate in connection with obtaining the “tail” policy referenced in the following sentence. Notwithstanding any other provision in this Agreement to the contrary, the Company shall be entitled to procure “tail” directors’ and officers’ liability insurance policies covering each Indemnified Person with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable in any material respect than the current directors’ and officers’ liability insurance policies maintained by the Company and its Subsidiaries with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that in no event shall the Company be permitted to spend more than 275% of the last annual premium paid by the Company or any of its Subsidiaries prior to the date hereof for the six years of coverage under such “tail” policies, which last annual premium is set forth on Schedule 7.01(b).

(c) In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.01. The obligations of Acquiror and the Surviving Company under this Section 7.01 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to materially and adversely affect any Indemnified Person (or any such Indemnified Person’s heirs and representatives) to whom this Section 7.01 applies without the prior written consent of the affected Indemnified Person (and, after the death of such Indemnified Person, such Indemnified Person’s heirs and representatives).

(d) Each of the Indemnified Persons referred to in this Section 7.01 (and, after the death of any such Indemnified Person, such Indemnified Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 7.01, with full rights of enforcement as if a party thereto. The rights of Indemnified Persons under this Section 7.01 (and, after the death of such Indemnified Person, such Indemnified Person’s heirs and representatives) shall be in addition to, and not in substitution for, any other rights that such individuals may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

7.02 Conduct of Acquiror During the Interim Period. During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to, except (1) for the taking of an Acquiror COVID-19 Response, (2) as set forth on Schedule 7.02, (3) as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as may be required by Law: (i) use reasonable best efforts to conduct and operate its business in the ordinary course consistent with past practice; (ii) use reasonable best efforts to preserve intact the current business organization and ongoing businesses of Acquiror and its Subsidiaries, and use reasonable best efforts to maintain the existing relations and goodwill of Acquiror and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Acquiror and its Subsidiaries; (iii) use reasonable best efforts to keep available the services of their present officers and other key employees and consultants; and (iv) use reasonable best efforts to maintain all insurance policies of Acquiror and its Subsidiaries or substitutes therefor. Without limiting the generality of the foregoing, except (w) for the taking of an Acquiror COVID-19 Response, (x) as set forth on Schedule 7.02, (y) as expressly contemplated by this Agreement or as consented to by the

Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as may be required by Law, Acquiror shall not, and Acquiror shall cause its Subsidiaries not to, during the Interim Period:

(a) change, modify, amend or waive any provision of the Acquiror Organizational Documents or the organizational documents of Merger Sub;

(b) (i) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to the Acquiror Stockholders in their capacities as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except in connection with the exercise of any Acquiror Stock Options, the vesting and settlement of any Acquiror RSUs or Acquiror PSUs or the conversion of any other securities outstanding on the date hereof into shares of Acquiror Common Stock, and other than issuances of Acquiror Stock Options, Acquiror RSUs and/or Acquiror PSUs under the Acquiror Equity Plans or issuances of Acquiror Stock Options, Acquiror RSUs and/or Acquiror PSUs to employees, directors or consultants of the Company to be effective upon the Closing (whether under the Acquiror Equity Plans or otherwise), authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (iv) other than as required by the Acquiror Organizational Documents or pursuant to any Acquiror Equity Plan and the award agreements thereunder, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests (it being understood and agreed that this Section 7.02(b) shall not restrict any distribution by any Subsidiary of Acquiror to Acquiror or any other Subsidiary of Acquiror);

(c) sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of Acquiror (including the capital stock or other equity interests in any Subsidiary of Acquiror) and its Subsidiaries, taken as a whole (including Acquiror Intellectual Property, Owned Acquiror Software and Acquiror Real Property), except: (i) for dispositions of obsolete or worthless assets; (ii) for sales of inventory in the ordinary course of business consistent with past practice; or (iii) for sales, abandonment, lapses of assets or items or materials in an amount not in excess of $5,000,000 in the aggregate, other than: (A) Permitted Liens or (B) pledges, licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries as a whole;

(d) effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the WARN Act or other similar foreign, state or local Law;

(e) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or enter into any agreements to take any of the foregoing actions; (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or its Subsidiaries (other than the Transactions); or (iii) file a petition in bankruptcy under any provisions of federal or state bankruptcy Law, or consent to the filing of any bankruptcy petition against it under any similar Law;

(f) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, agents or consultants) (other than intercompany loans, advances, capital contributions, investments or other intercompany distributions), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances for reimbursable employee expenses to employees or officers of Acquiror or its Subsidiaries in the ordinary course of business consistent with past practice;

(g) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(h) enter into any agreement that materially restricts the ability of Acquiror or its Subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of Acquiror or its Subsidiaries to enter a new line of business;

(i) enter into, renew or amend in any material respect any Acquiror Affiliate Agreement;

(j) incur, borrow, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $10,000,000, other than in the ordinary course of business consistent with past practice or in connection with: (A) letters of credit, surety or similar bonds and, to the extent restricted hereby, guarantees provided by (or issued on behalf of) Acquiror or its Subsidiaries in connection with their development activities in the ordinary course of business consistent with past practice; (B) borrowings, extensions of credit and other financial accommodations under the Acquiror Term Loan Agreement, the Acquiror ABL Credit Agreement, the Acquiror Japanese ABL Facility or the Acquiror Japanese Term Loan Facility, in each case, as in effect on the date hereof; (C) the Credit Agreement Amendment or the Committed Backstop Financing or as otherwise permitted by Section 7.08 and (D) any outstanding senior unsecured convertible debt securities of Acquiror, as in effect on the date hereof, and guarantees thereof by its Subsidiaries; provided, that in no event shall Acquiror apply for or accept any Stimulus Funds;

(k) amend, restate or modify any terms of or any agreement with respect to any such outstanding Indebtedness in a manner that (i) is, in the good faith determination of Acquiror in consultation with the Company, adverse to Acquiror in any material respect or (ii)

would result in a breach or default by the Company or any of its Subsidiaries under the Existing Credit Agreement;

(l) enter into any new line of business outside of the business currently conducted by Acquiror and its Subsidiaries as of the date of this Agreement, or abandon or discontinue any existing line of business;

(m) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and its Subsidiaries and their assets and properties;

(n) voluntarily terminate or modify or waive any material right under any Acquiror Material Permit; and

(o) enter into any agreement, or otherwise commit or authorize (whether in writing or not) to do any action prohibited under this Section 7.02.

7.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of Acquiror (other than to the extent such information is to be provided to the Company in accordance with the terms of this Agreement) or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or any of its Subsidiaries is bound, Acquiror shall, and shall cause its Subsidiaries to, afford to the Company, its Affiliates and its and their Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of Acquiror and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, Acquiror Real Estate Lease Documents, commitments, Tax Returns, records, commitments, analyses and, as reasonably requested by the Company or its Representatives, appropriate officers and employees of Acquiror and its Subsidiaries, and shall furnish as promptly as practicable to the Company and/or its Representatives all financial and operating data and other information concerning the business, properties, Contracts, personnel and other affairs of Acquiror and its Subsidiaries that are in the possession of Acquiror or its Subsidiaries as such Representatives may reasonably request (including information for purposes of transition and integration planning and monthly and quarterly financial statements and other financial information prepared by Acquiror’s management if requested by the Company). The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply, including that Acquiror shall use its commercially reasonable efforts to obtain any required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit the maximum access or disclosure not in violation of such consent requirement. All information obtained by the Company, its Affiliates and its and their Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time. Notwithstanding anything to the contrary contained herein, no action taken in connection with or as a result of a COVID-19 Measure by Acquiror or any of its Subsidiaries shall be deemed to violate or breach this Section 7.03 in any way, provided that Acquiror shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access in a manner that does not jeopardize the health and safety of any employee or Representative of any party or any of their Affiliates.

7.04 Acquiror NYSE Listing.

(a) From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to remain listed on, the NYSE.

(b) Promptly following the execution and delivery of this Agreement, Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions to be approved for listing on the NYSE, subject to official notice of issuance. The Company will reasonably cooperate with Acquiror as reasonably requested by Acquiror with respect to the listing application for the Acquiror Common Stock and promptly furnish to Acquiror all information concerning the Company and the Company Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.04(b).

7.05 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.06 Section 16 Matters. Prior to the Closing, the Acquiror Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock (including derivative securities with respect to Acquiror Common Stock) pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is, or is reasonably expected to become in connection with the consummation of the Transactions, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror or the Company, shall be exempt under Rule 16b-3 of the Exchange Act.

7.07 Employee Matters.

(a) Acquiror shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended or terminated as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the Effective Time and for a period ending on December 31, 2021, subject to any actions taken reasonably and in good faith connection with a COVID-19 Measure, Acquiror shall provide, and shall cause its Affiliates to provide, to each employee of the Company and its Subsidiaries who continues to be employed by Acquiror or any Subsidiary thereof (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to the Effective Time, and (ii) employee benefits (excluding equity incentive compensation, retention, change-in-control or other special or non-recurring compensation or benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employees as of immediately prior to the Effective Time.

(b) Acquiror shall, and shall cause its Affiliates to, cause all Continuing Employees to receive service credit for service with the Company and its Subsidiaries prior to the Effective Time for all purposes where length of service is relevant under any employee benefit plans and arrangements in which such Continuing Employees may be eligible to participate following the Effective Time, except to the extent such recognition would result in a duplication of benefits. To the extent that Acquiror or any of its Affiliates modifies any health or welfare coverage or benefits under any Company Benefit Plan in which the Continuing Employees participate following the Effective Time, Acquiror or its applicable Affiliate shall use commercially reasonable efforts to waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements under the analogous employee benefit plan of Acquiror or its Affiliates and shall give such Continuing Employees credit under such analogous employee benefit plan of Acquiror for deductibles, co-insurance and out-of-pocket payments that have been paid during the year in which such health or welfare coverage or benefit modification occurs.

(c) If, at least ten Business Days prior to the Effective Time, Acquiror provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans (collectively, the “Company 401(k) Plan”) effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Acquiror requests that the Company 401(k) Plan be terminated, the Company shall provide Acquiror with evidence that the Company 401(k) Plan has been terminated pursuant to resolution of the Company Board prior to the day on which the Effective Time occurs; provided that, prior to amending or terminating the Company 401(k) Plan, the Company shall provide Acquiror with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) Plan is terminated pursuant to this Section 7.07(c), then immediately following the 401(k) Termination Date, Acquiror shall permit all Continuing Employees who were participants in the Company 401(k) Plan as of the 401(k) Termination Date to participate in Acquiror’s 401(k) plan. The Company agrees that it shall not provide for either a discretionary match or a profit sharing contribution under any Company 401(k) Plan for any period following the date of this Agreement.

(d) Prior to the Closing Date, (i) the Company shall submit for approval by the Company Stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that constitute or would reasonably be expected to constitute “parachute payments” pursuant to Section 280G of the Code (each, a “Parachute Payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations promulgated thereunder) and which are irrevocably waived by such individual under clause “(ii)” hereof, (ii) prior to the distribution of the 280G Stockholder Vote materials, the Company shall use commercially reasonable efforts to obtain a waiver of the right to receive or retain any Parachute Payment (in the absence of the 280G Stockholder Vote) from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) whose Parachute Payments would be subject to the 280G Stockholder Vote, and (iii) the Company shall have delivered to Acquiror complete copies of all disclosure and other related documents that will be provided to the Company Stockholders in connection with the 280G Stockholder Vote in a manner providing Acquiror with sufficient time to review and comment thereon, and the Company shall consider all reasonable comments of Acquiror in good faith. The parties acknowledge that, to the extent any arrangements entered into at the direction of Acquiror or between Acquiror and its Affiliates, on the one hand, and a disqualified individual, on the other hand (“Acquiror Arrangements”) are Parachute Payments, Acquiror shall provide to the Company a written description of any Acquiror Arrangements and the value for purposes of Section 280G of the Code of such Acquiror Arrangements reasonably in advance of the Company’s request of the waivers under clause “(ii)” above.

(e) As soon as reasonably practicable following the Closing Date, Acquiror shall grant incentive equity awards under an equity plan maintained by Acquiror, to those certain Continuing Employees, and in the amounts and on the terms, as set forth on Schedule 7.07(e), with any changes to such schedule to be subject to the consent of the Company’s Chief Executive Officer or Executive Chairman. In no event will the contents of Schedule 7.07(e) be communicated to any Company employee without Acquiror’s prior written consent.

(f) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Acquiror or any Affiliate of Acquiror, or shall interfere with or restrict in any way the rights of Acquiror or any Affiliate of Acquiror, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Acquiror, the Company or any Affiliate of Acquiror and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.07 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Acquiror or its Affiliates or (ii) create any third party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

7.08 Financing.

(a) Acquiror shall use its reasonable best efforts to obtain the Credit Agreement Amendment following the date hereof through the earlier to occur of (i) the Closing Date and (ii) the date on which the Committed Backstop Financing is launched; provided that Acquiror shall not be required to agree to any amendment, consent, or similar fee in connection with the Credit Agreement Amendment in excess of an amount to be determined by Acquiror in its sole discretion.

(b) Acquiror shall use, to the extent the Credit Agreement Amendment is not obtained on or prior to 45 days following the date hereof, its reasonable best efforts to consummate and obtain the Committed Backstop Financing on the terms and conditions described in the Backstop Commitment Letter, including to (i) maintain in effect the Backstop Commitment Letter, (ii) negotiate, execute and deliver definitive agreements with respect thereto on terms and conditions contemplated by the Backstop Commitment Letter (as such terms may be modified by the “market flex” provisions in the Backstop Fee Letters or on other terms (x) that comply with the Backstop Amendment Limitations (as defined below) or (y) to which Acquiror and the Company may both consent (such consent not to be unreasonably withheld, conditioned or delayed)), (iii) satisfy on a timely basis all conditions applicable to Acquiror in the Backstop Commitment Letter and, if applicable, the definitive agreements for the Committed Backstop Financing reasonably within Acquiror’s control and that have not been duly waived, (iv) consummate the Committed Backstop Financing contemplated by the Backstop Commitment Letter at or prior to the Closing (to the extent the Credit Agreement Amendment has not been obtained at or prior to Closing) and (v) apply the proceeds of the Committed Backstop Financing to refinance the indebtedness outstanding under the Acquiror Term Loan Agreement (to the extent the Credit Agreement Amendment has not been obtained at or prior to Closing). Subject to the terms and upon satisfaction of the conditions set forth in the Backstop Commitment Letter, if the Credit Agreement Amendment is not obtained on or prior to the Closing Date, Acquiror shall use its reasonable best efforts to cause the Backstop Lenders to provide the Committed Backstop Financing on or prior to the Closing Date. Acquiror may from time to time substitute other financing for all or any portion of the Committed Backstop Financing from the same and/or alternative financing sources or by means of an equity offering; provided, that, without the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed), such substitute financing shall not (A) delay or prevent the Closing, (B) in the aggregate, be less than the amount of the Committed Backstop Financing that is being substituted by such substitute financing, (C) (I) be subject to conditions that would or would reasonably be expected to delay, prevent or otherwise adversely impact the ability of Acquiror to obtain such substitute financing or any remaining portion of the Committed Backstop Financing at or prior to the Closing or (II) have terms that would require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement, (D) make the funding of any remaining portion of the Committed Backstop Financing (or satisfaction or waiver of the conditions thereto) less likely to occur at or prior to the Closing, or (E) adversely impact (x) the ability of Acquiror to consummate the Transactions or (y) the ability of Acquiror to enforce its rights against other parties under the Backstop Commitment Letter (the foregoing clauses “(A)” through “(E),” the “Alternative Financing Limitations”)). Subject to the immediately preceding sentence, unless the Credit Agreement Amendment is obtained on or prior to the Closing Date, Acquiror shall not amend, replace, supplement or otherwise modify, or waive any of its rights under, the Backstop Commitment Letter without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), to the extent that such amendment, replacement, supplement or other modification, or waiver would or would reasonably be expected to (1) delay or prevent the Closing, (2) reduce the aggregate net proceeds of the Committed Backstop Financing from that contemplated by the Backstop Commitment Letter as in effect on the date hereof, (3) impose (x) new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Committed Backstop Financing, in each case, in a manner that would or would reasonably be expected to delay, prevent, make less likely or otherwise adversely impact the ability of Acquiror to obtain the Committed Backstop Financing at or prior to the Closing or (y) terms that would require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement, (4) make the funding of the Committed Backstop Financing (or satisfaction or waiver of the conditions thereto) less likely to occur at or prior to the Closing, or (5) adversely impact (x) the ability of Acquiror to consummate the transactions contemplated by this Agreement by the Closing Date or (y) the ability of Acquiror to enforce its rights against other parties under the Backstop Commitment Letter (the foregoing clauses “(1)” through “(5),” the “Backstop Amendment Limitations”); it being understood that notwithstanding the foregoing, Acquiror may amend the Backstop Commitment Letter to add bona fide credit worthy lenders, lead arrangers, bookrunners, syndication agents or similar entities (it being understood and agreed that any existing lead arranger, bookrunner, syndication agent or similar entity under the Acquiror Term Loan Agreement or the Acquiror ABL Agreement as of the date hereof, and their respective creditworthy Affiliates, shall be deemed to satisfy this requirement) that had not executed the Backstop Commitment Letter as of the date of this Agreement and otherwise amend, modify or restate the Backstop Commitment Letter in any manner that does not violate the Backstop Amendment Limitations. Upon request of the Company, Acquiror shall keep the Company reasonably informed on a current basis and in reasonable detail of material developments in respect of the Committed Backstop Financing, the Credit Agreement Amendment and the processes relating thereto.

(c) Acquiror shall give Company prompt notice (i) if, to its or any of its Subsidiaries’ knowledge, there exists any material breach by any party to the Backstop Commitment Letter or any condition thereunder which would reasonably be expected not to be satisfied or waived, (ii) of any termination of the Backstop Commitment Letter or the receipt of any written notice or other written communication from any Financing Source asserting any default, termination or repudiation by any party to any of the Backstop Commitment Letter or definitive agreements related to the Committed Backstop Financing, and (iii) if at any time for any reason (other than obtaining the Credit Agreement Amendment) Acquiror believes in good faith that Acquiror will not be able to obtain all or any portion of the Committed Backstop Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Backstop Commitment Letter or definitive agreements related to the Committed Backstop Financing, other than any amounts that are otherwise being obtained pursuant to other substitute financing in accordance with Section 7.08(b).

(d) If, notwithstanding the use of reasonable best efforts by Acquiror to satisfy its obligations under this Section 7.08, the Committed Backstop Financing or the Backstop Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing, in whole or in part, for any reason (other than as a result of the Credit Agreement Amendment being obtained), Acquiror shall (i) promptly notify the Company of such expiration, termination, or unavailability and the reasons therefor and (ii) use reasonable best efforts promptly to arrange for alternative financing from alternative sources (“Replacement Financing”) to replace the financing contemplated by such expired, terminated, or unavailable commitment or arrangement with one or more financings that comply with the Alternative Financing Limitations. Acquiror shall deliver to the Company true and correct copies of any new financing commitment letter (including any associated engagement letter and related fee letter; provided, that any such commitment letter, engagement letter or fee letter may be redacted to remove fee amounts, the economic portion of any “market flex” provisions, pricing caps and other economic terms set forth therein, none of which affect the availability or net amount of such Replacement Financing or require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing

Credit Agreement) executed by Acquiror, pursuant to which any alternative source shall have committed to provide any portion of such Replacement Financing (the “Replacement Financing Documents”).

(e) If the Backstop Commitment Letter is amended, replaced, supplemented or otherwise modified, if all or a portion of the Committed Backstop Financing is substituted in accordance with Section 7.08(b), if the Acquiror obtains Replacement Financing or if the parties both consent to substitute other committed financing for all or a portion of the Committed Backstop Financing, Acquiror shall comply with its covenants in Sections 7.08(b) and 7.08(c) with respect to the Replacement Financing Documents or the Backstop Commitment Letter (as so amended, replaced, supplemented or otherwise modified), in each case, to the same extent that Acquiror would have been obligated to comply with respect to the Committed Backstop Financing, and the references in this Agreement to “Backstop Commitment Letter” and “Committed Backstop Financing” shall be deemed to refer to the Backstop Commitment Letter (and the financing contemplated thereby) as so amended, replaced, supplemented or otherwise modified or the Replacement Financing Documents (and the financing contemplated thereby), as applicable.

(f) Upon the reasonable request of the Company, Acquiror shall, promptly, furnish the Company with current copies of any marketing materials, rating agency presentations, information memoranda, term sheets, definitive documentation or any other material documents prepared or received by such party (or any of its Affiliates) in connection with the Credit Agreement Amendment (other than any internal documents prepared by Acquiror and not distributed to lenders or their counsel or any other third party). If Acquiror successfully obtains such a Credit Agreement Amendment, Acquiror shall, promptly upon execution thereof, furnish the Company with a true and complete copy of such Credit Agreement Amendment.

(g) Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Acquiror to obtain the Committed Backstop Financing, the Credit Agreement Amendment, any alternative financing and/or any Replacement Financing.

7.09 Stockholder Litigation. Each of Acquiror and the Company shall give the other the opportunity to participate in the defense or settlement of any stockholder claim or litigation (including any class action or derivative litigation) against such party or its officers or directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the foregoing shall not require any party hereto to take any action if it may result in a waiver of any attorney-client or any other similar privilege; provided, further, that such party shall use its reasonable best efforts to allow for the taking of such action in a manner that does not result in a waiver of such privilege, including by entering into a customary joint defense or similar agreement. Each of Acquiror and the Company shall cooperate, and shall use its reasonable best efforts to cause its Affiliates and Representatives to cooperate, in the defense against such claim or litigation.

ARTICLE VIII

JOINT COVENANTS

8.01 Support of Transaction. Without limiting any other covenant contained in Article VI, Article VII or this Article VIII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 8.02, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to use reasonable best efforts to: (a) assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as reasonably practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) obtain all consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates are required to obtain in connection with the Transactions, including any required consents and approvals of parties to material Contracts with the Company or its Subsidiaries (it being understood and agreed that it is not a condition to Closing under this Agreement that any such third party consents or approvals be obtained); (c) terminate or cause to be terminated those agreements listed on Schedule 6.03; and (d) take such other action as may reasonably be necessary to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as promptly as reasonably practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party.

8.02 HSR Act and Regulatory Approvals.

(a) In connection with the Transactions, Acquiror and the Company shall, or shall cause their respective Affiliates to, comply promptly but in no event later than 10 Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Acquiror and the Company shall each use their reasonable best efforts to furnish to the other party as promptly as reasonably practicable all information required for any notification, application or filing to be made pursuant to the HSR Act in connection with the Transactions.

(b) Acquiror and the Company shall request early termination of all applicable waiting periods under the HSR Act with respect to the Transactions and shall use their reasonable best efforts to (i) cooperate in good faith with the Regulatory Consent Authorities; (ii) substantially comply with any Information or Document Requests; and (iii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transactions. For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, in no event shall Acquiror or the Company be required to (and the Company and its Affiliates shall not, without Acquiror’s prior written consent) offer, propose, negotiate, commit, or agree to (x) sell, divest, or otherwise dispose of, license, hold separate, or take or commit to take any action that limits in any respect Acquiror’s or the Company’s freedom of action with respect to, or their ability to own, manage, retain or operate, any business, products, rights, services, licenses, assets or properties of Acquiror, Acquiror’s Affiliates, the Company or the Company’s Subsidiaries; (y) terminate, assign, amend or modify any contract, arrangement, commercial relationship or obligation of Acquiror, Acquiror’s Affiliates, the Company or the Company’s Subsidiaries or (z) take or agree to any other remedial action or commitment, in each case, in order to obtain the expiration or termination of any waiting period or any other consents or approvals from Governmental Authorities (each of the actions and commitments described in clauses “(x),” “(y)” and “(z),” a “Remedial Action”), except to the extent that such Remedial Action, individually and in the aggregate, would not reasonably be expected to have an adverse impact in any material respect on Acquiror and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole; provided, further, that any such Remedial Action shall be conditioned on the consummation of the Transactions.

(c) Acquiror and the Company shall each promptly notify the other party of any substantive communication with any Governmental Authority, and furnish to the other party copies of any notices or written communications received by it or any of its Affiliates from any Governmental Authority, with respect to the Transactions. Acquiror and the Company shall each permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed substantive communications by Acquiror or the Company and/or their respective Affiliates to any Governmental Authority concerning the Transactions. Acquiror and the Company shall each provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or the Company and/or any of their respective Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 8.02 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel, and to remove references concerning valuation of either party or other competitively sensitive material; provided, that Acquiror and the Company may, as each deems advisable and necessary, designate any materials provided to the other party under this Section 8.02 as “outside counsel only.” Acquiror and the Company shall not, without the prior written consent of the other, (i) withdraw any HSR notification form, (ii) extend any waiting period under the HSR Act, or (iii) enter into any timing agreement with any Governmental Authority, in each case, in connection with the Transactions.

(d) Acquiror shall pay 100% of the filing fee associated with its filing made pursuant to the HSR Act as an acquiring person in connection with the Merger.

(e) Acquiror and the Company shall not, and shall each cause its respective Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, would reasonably be expected to (i) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Regulatory Consent Authority entering an order prohibiting the consummation of the Transactions; or (iii) materially increase the risk of not being able to remove a Regulatory Consent Authority order on appeal or otherwise.

8.03 Non-Solicitation; Acquisition Proposals.

(a) Except as expressly permitted by this Section 8.03, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, each of Acquiror and the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 8.03(b)(ii)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or (v) resolve or agree to do any of the foregoing; provided that it is understood and agreed that any determination or action by the Company, the Company Board, Acquiror or the Acquiror Board, as applicable, made in accordance with Section 8.03(b), Section 8.03(c), Section 8.03(d), Section 8.03(e) or Section 8.03(f), as applicable, shall not be deemed to be a breach or violation of this Section 8.03(a). Each of Acquiror and the Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Each of Acquiror and the Company also agrees that within three Business Days of the execution of this Agreement, such party shall instruct each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring such party to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof, and such party shall terminate access to any physical or electronic data room maintained by or on behalf of such party or any of its Subsidiaries. Each party shall promptly (and in any event within 24 hours) notify, in writing, the other party of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and, with respect to any such proposal or offer, a summary of the material terms of, and an unredacted copy of any proposed definitive agreement, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such proposal or offer (and shall include any other material documents evidencing or specifying the terms of such proposal or offer or, to the extent applicable, inquiry). Each party shall promptly (and in any event within 24 hours) keep the other party informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any changes or proposed changes thereto and copies of any additional material written materials received by such party, its Subsidiaries or their respective Representatives). Neither Acquiror nor the Company shall enter into any confidentiality agreement with any Person after the date of this Agreement that prohibits it from complying with the foregoing obligations. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 8.03 (x) by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives, shall be deemed to be a breach of this Section 8.03 by the Company, or (y) by any of Acquiror’s Subsidiaries, or any of Acquiror’s or its Subsidiaries’ respective Representatives, shall be deemed to be a breach of this Section 8.03 by Acquiror.

(b) Notwithstanding anything to the contrary in this Section 8.03, this Agreement shall not prevent the Company or the Company Board, on the one hand, or Acquiror or the Acquiror Board, on the other hand, from:

(i) with respect to Acquiror or the Acquiror Board, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) if it determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law; provided that this clause “(i)” shall not be deemed to permit the Acquiror Board to effect an Acquiror Change in Recommendation except in accordance with Section 8.03(d) and Section 8.03(f), as applicable;

(ii) prior to obtaining the Company Requisite Approval or the Acquiror Requisite Approval, as applicable, negotiating or executing an Acceptable Confidentiality Agreement with any Person and its Representatives who has made (and not withdrawn) a bona fide written Acquisition Proposal after the date hereof that did not result from a breach of Section 8.03(a), if the Company Board or the Acquiror Board, as applicable, (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or would reasonably be expected to constitute or result in a Superior Proposal and (B) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would constitute a breach its fiduciary duties under applicable Law; provided that the Company or Acquiror, as applicable, shall provide a copy of such executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) to the other party;

(iii) prior to obtaining the Company Requisite Approval or the Acquiror Requisite Approval, as applicable, (A) engaging in any negotiations or discussions with any Person and its Representatives who has made (and not withdrawn) a bona fide written Acquisition Proposal after the date hereof that did not result from a breach of Section 8.03(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to such party’s or any of its Subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made (and not withdrawn) a bona fide written Acquisition Proposal that did not result from a breach of Section 8.03(a), in each case, if the Company Board or the Acquiror Board, as applicable: (1) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or would reasonably be expected to constitute or result in a Superior Proposal; (2) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would constitute a breach of its fiduciary duties under applicable Law; and (3) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that such party shall provide to the other party a list of any material non-public information or data that is provided to any Person given such access, and to the extent such information was not previously made available to such other party, copies of such information prior to or substantially concurrently with the time it is provided to such Person (and in any event within 24 hours thereof);

(iv) prior to obtaining the Company Requisite Approval or the Acquiror Requisite Approval, as applicable, making a Company Change in Recommendation or Acquiror Change in Recommendation, as applicable (only to the extent permitted by Section 8.03(c), Section 8.03(d), Section 8.03(e) or Section 8.03(f)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses “(i)” through “(iv)”.

(c) Notwithstanding anything in this Section 8.03 to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a breach of this Section 8.03, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in this Section 8.03(c) would constitute a breach of its fiduciary duties under applicable Law, the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided that the Company Board will not be entitled to make a Company Change in Recommendation unless (A) the Company delivers to Acquiror a written notice (a “Company Notice”) advising Acquiror that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Company Board, the identity of the Person or group of Persons making such Superior Proposal, an unredacted copy of such Superior Proposal, including the most current version of any proposed definitive agreement (which version shall be updated on a prompt basis) and any related documents (including financing documents) to the extent provided by the relevant party in connection with the Superior Proposal, and (B) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, including any revision in price or financing, shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Company Notice Period”), the Company Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account the adjustments to the terms and conditions of this Agreement committed to by Acquiror in writing and (2) after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Company Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d) Notwithstanding anything in this Section 8.03 to the contrary, if, at any time prior to obtaining the Acquiror Requisite Approval, the Acquiror Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a breach of this Section 8.03, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in this Section 8.03(d) would constitute a breach of its fiduciary duties under applicable Law, the Acquiror Board may, prior to obtaining the Acquiror Requisite Approval, make an Acquiror Change in Recommendation; provided that the Acquiror Board will not be entitled to make an Acquiror Change in Recommendation unless (A) Acquiror delivers to the Company a written notice (an “Acquiror Notice”) advising the Company that the Acquiror Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Acquiror Board, the identity of the Person or group of Persons making such Superior Proposal, an unredacted copy of such Superior Proposal, including the most current version of any proposed definitive agreement (which version shall be updated on a prompt basis) and any related documents (including financing documents) to the extent provided by the relevant party in connection with the Superior Proposal, and (B) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Notice (such period from the time the Acquiror Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, including any revision in price or financing, shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Acquiror Notice Period”), the Acquiror Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account the adjustments to the terms and conditions of this Agreement committed to by the Company in writing and (2) after consultation with its outside legal counsel, that the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by the Company, Acquiror will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Acquiror Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(e) Notwithstanding anything in this Section 8.03 or Section 8.04(e) to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, in response to a Company Intervening Event, after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided that the Company will not be entitled to make, or agree or resolve to make, a Company Change in Recommendation unless (i) the Company delivers to Acquiror a written notice (a “Company Intervening Event Notice”) advising Acquiror that the Company Board proposes to take such action and containing a reasonably detailed description of the material facts underlying the Company Board’s determination that a Company Intervening Event has occurred and the reasons for taking such action (it being acknowledged that such Company Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which the Company delivered the Company Intervening Event Notice (such period from the time the Company Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which the Company delivered the Company Intervening Event Notice (it being understood that any material development with respect to a Company Intervening Event shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Company Intervening Event Notice Period”), the Company Board reaffirms in good faith (after consultation with its outside legal counsel) that, after taking into account the adjustments to the terms and conditions of this Agreement committed to by Acquiror in writing, the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Company Intervening Event Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Company Change in Recommendation.

(f) Notwithstanding anything in this Section 8.03 or Section 8.04(d) to the contrary, if, at any time prior to obtaining the Acquiror Requisite Approval, the Acquiror Board determines in good faith, in response to an Acquiror Intervening Event, after consultation with its outside legal counsel, that the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Acquiror Board may, prior to obtaining the Acquiror Requisite Approval, make an Acquiror Change in Recommendation; provided that Acquiror will not be entitled to make, or agree or resolve to make, an Acquiror Change in Recommendation unless (i) Acquiror delivers to the Company a written notice (an “Acquiror Intervening Event Notice”) advising the Company that the Acquiror Board proposes to take such action and containing a reasonably detailed description of the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred and the reasons for taking such action (it being acknowledged that such Acquiror Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth

Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Acquiror Intervening Event Notice Period”), the Acquiror Board reaffirms in good faith (after consultation with its outside legal counsel) that, after taking into account the adjustments to the terms and conditions of this Agreement committed to by the Company in writing, the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by the Company, Acquiror will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Acquiror Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Acquiror Change in Recommendation.

(g) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means, with respect to a party, any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates on the one hand, or the Company or its Affiliates on the other hand) relating to, in a single transaction or series of related transactions: (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the revenues, assets or net income of such party and its Subsidiaries, taken as a whole (it being understood and agreed this clause “(A)” shall refer to 20% or more of the revenues or assets of any party that recognized a net loss for the last fiscal year, and not any such net loss); (B) any direct or indirect acquisition of 20% or more of the consolidated assets of such party and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board or the Acquiror Board, as applicable), including through the acquisition of one or more Subsidiaries of such party owning such assets; (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of such party, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of such party, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party (or any of its Subsidiaries) that constitutes 20% or more of the revenues or assets of such party and its Subsidiaries, taken as a whole; (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of such party; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal made after the date hereof, that did not result from a breach of this Section 8.03, that the Company Board or the Acquiror Board, as applicable, in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company Stockholders or Acquiror

Stockholders, as applicable (solely in their capacity as such) than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board or the Acquiror Board, as applicable, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal (including the identity of the third party making such proposal) and this Agreement and the Transactions (including any executed written offer by Acquiror on the one hand, or the Company on the other hand, to amend the terms of this Agreement, termination or break-up fee and conditions to consummation); provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “80%”.

(iii) “Company Intervening Event” means a material event, fact, development, circumstance or occurrence with respect to the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, on the one hand, or of Acquiror and its Subsidiaries, taken as a whole, on the other hand, and that was not known and was not reasonably foreseeable to the Company Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof) and that becomes known to the Company Board after the date of this Agreement; provided that in no event shall any of the following constitute a Company Intervening Event or be taken into account in determining whether a Company Intervening Event has occurred: (A) the receipt, existence or terms of any inquiry, offer or proposal by the Company or Acquiror that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto; (B) any events, facts, developments, circumstances or occurrences resulting from, arising in connection with or otherwise related to COVID-19, including any COVID-19 Measures, Acquiror Historical COVID-19 Response or Acquiror COVID-19 Response or (C) any change in the market price, or change in trading volume, of the capital stock of Acquiror.

(iv) “Acquiror Intervening Event” means a material event, fact, development, circumstance or occurrence with respect to the business, assets, operations or prospects of Acquiror and its Subsidiaries, taken as a whole, on the one hand, or of the Company and its Subsidiaries, taken as a whole, on the other hand, and that was not known and was not reasonably foreseeable to the Acquiror Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the Acquiror Board as of the date hereof) and that becomes known to the Acquiror Board after the date of this Agreement; provided that in no event shall any of the following constitute an Acquiror Intervening Event or be taken into account in determining whether an Acquiror Intervening Event has occurred: (A) the receipt, existence or terms of any inquiry, offer or proposal by Acquiror or the Company that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto; (B) any events, facts, developments, circumstances or occurrences resulting from, arising in connection with or otherwise related to COVID-19, including any COVID-19 Measures, Company Historical COVID-19 Response or Company COVID-19 Response; or (C) any change in the market price, or change in trading volume, of the capital stock of Acquiror.

8.04 Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval.

(a) As promptly as practicable following the execution and delivery of this Agreement, Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all required information concerning it and its Affiliates as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will use its reasonable best efforts to cause the Proxy Statement to be mailed to stockholders of Acquiror.

(b) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and, if appropriate, Acquiror shall cause such amendment or supplement to be disseminated to the stockholders of Acquiror, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to: (i) approval of the issuance of Acquiror Common Stock to the Company Stockholders pursuant to the NYSE listing rules (the “Transaction Proposal”); and (ii) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (together with the Transaction Proposal, the “Proposals”).Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror’s stockholders at the Special Meeting.

(d) Acquiror shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date (which record date shall be mutually agreed with the Company) for the Special Meeting; (ii) duly call and give notice of the Special Meeting; (iii) convene and hold the Special Meeting in accordance with the DGCL within 45 days after the Registration Statement is declared effective under the Securities Act; (iv) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law and (v) solicit proxies from the Acquiror Stockholders to give the Acquiror Stockholder Approval with respect to each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to the Acquiror Stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement, unless the Acquiror Board shall have changed the recommendation in accordance with Section 8.03(d) and Section 8.03(f). The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”) except as may be permitted by, and only in accordance with, Section 8.03(d) and Section 8.03(f). Notwithstanding the foregoing provisions of this Section 8.04(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Requisite Approval, whether or not a quorum is present, Acquiror shall have the right to make two adjournments of the Special Meeting, in the case of a first adjournment, for a period not to exceed 10 days after consulting with the Company, and in the case of a second adjournment, for a period not to exceed five days after consulting with the Company; provided, however, that, unless otherwise required by Law, Acquiror shall not change the record date for the Special Meeting in connection with any such adjournment without the Company’s prior approval. Unless this Agreement has been terminated in accordance with its terms, Acquiror’s obligation to solicit proxies from the Acquiror Stockholders to obtain the Acquiror Stockholder Approval with respect to each of the Proposals in accordance with this Section 8.04(d) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal with respect to Acquiror, or by any Acquiror Change in Recommendation.

(e) The Company shall solicit the Company Requisite Approval via written consent as promptly as practicable after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date for determining the Company Stockholders entitled to provide such written consent (which record date shall be mutually agreed with Acquiror); (ii) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law; and (iii) solicit written consents from the Company Stockholders to give the Company Requisite Approval. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, unless the Company Board shall have changed the recommendation in accordance with Section 8.03(c) and Section 8.03(e). The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation (a “Company Change in Recommendation”) except as may be permitted by, and only in in accordance with, Section 8.03(c) and Section 8.03(e). The Company will provide Acquiror with copies of all stockholder consents it receives within one Business Day of receipt. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to the Company Stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents by means of the Consent Solicitation Statement from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.04(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal with respect to the Company, or by any Company Change in Recommendation.

8.05 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Acquiror will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company.

(b) Promptly after the execution of this Agreement and pursuant to the Communications Plan described in Section 8.07(b), Acquiror and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) At a reasonable time prior to the filing, issuance or other submission or public disclosure of any reports to be filed with the SEC by either Acquiror or Merger Sub, the Company shall be given an opportunity to review and comment upon such filing, issuance or other submission and give its prior written consent to the form thereof, such consent not to be unreasonably withheld, conditioned or delayed, and Acquiror and Merger Sub shall consider and, if reasonably acceptable, incorporate comments from the Company with respect thereto prior to filing, issuance, submission or disclosure thereof.

8.06 Tax Matters.

(a) Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns.

(b) Acquiror, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall intentionally take or cause to be taken, or intentionally fail to take or intentionally cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) Each of Acquiror and the Company shall cooperate and use their respective reasonable best efforts to obtain the Closing Tax Opinion and any Tax opinions required to be filed with the SEC in connection with the Registration Statement, including by (i) delivering to the applicable legal counsel the Acquiror Registration Statement Tax Certificate and the Company Registration Statement Tax Certificate and (ii) delivering to the applicable legal counsel the Acquiror Closing Tax Certificate and the Company Closing Tax Certificate.

(d) The Company, Acquiror, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(e) On or prior to the Closing Date, the Company shall deliver to Acquiror a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company.

(f) Each of the Company and Acquiror shall use reasonable best efforts to execute and deliver officer’s certificates containing representations substantially in the forms of Exhibits D, E, F and G hereto, as applicable, at such time or times as may be reasonably requested by counsel to the Company, including in connection with any filing of the Registration Statement and Section 9.03(e), for purposes of rendering opinions with respect to the Intended Tax Treatment.

8.07 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b) Acquiror and the Company shall reasonably cooperate with respect to the communications plan regarding the Transactions as mutually prepared by Acquiror and the Company in connection with this Agreement (the “Communications Plan”). Notwithstanding the foregoing, none of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the Transactions to: (i) their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto; (ii) subject to Section 6.02 and this Section 8.07, third parties to the extent necessary for the purpose of issuing notice to any third party or seeking any third party consent, approval or waiver, in each case, as required in connection with the Transactions; (iii) the extent provided for in the Communications Plan, internal announcements to employees of the parties and their respective Subsidiaries; and (iv) the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 8.05 and this Section 8.07.

8.08 R&W Insurance Policy. On or after the date hereof, Acquiror may bind an insurance policy with respect to the representations and warranties of the Company in this Agreement (the “R&W Insurance Policy”). The costs of the R&W Insurance Policy shall be paid by Acquiror. The Company shall reasonably cooperate with Acquiror, at Acquiror’s request, in connection with the R&W Insurance Policy, including using reasonable best efforts to furnish information reasonably necessary for Acquiror to obtain the R&W Insurance Policy.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act applicable to the parties to this Agreement in respect of the Merger shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Law in the United States or any Specified Jurisdiction enjoining or prohibiting the consummation of the Transactions.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the Registration Statement shall have been issued by the SEC.

(d) Acquiror Requisite Approval. The Acquiror Requisite Approval shall have been obtained.

(e) Company Stockholder Approval. The Company Requisite Approval shall have been obtained.

(f) NYSE. The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

9.02 Additional Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.17 (Brokers’ Fees) and Section 4.22 (Affiliate Agreements), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 4.06(e) (Capitalization) and Section 4.21(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof.

(iii) The representations and warranties of the Company contained in Section 4.06(a) (Capitalization) and Section 4.06(f) (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iv) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Sections 9.02(a)(i), (ii) and (iii)), shall be true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(d) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been fulfilled.

(e) Company Series H Preferred Offering. The Company Series H Preferred Offering shall have been consummated (other than where the failure of the Company Series H Preferred Offering to be so consummated is the result of a breach by Acquiror under the Company Series H Subscription Agreements).

9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Acquiror and Merger Sub contained in the first sentence of Section 5.01(a) (Due Incorporation of Acquiror), the first sentence of Section 5.01(c) (Due Incorporation of Merger Sub), Section 5.03 (Due Authorization), Section 5.15 (Brokers’ Fees) and Section 5.20 (Affiliate Agreements), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of Acquiror and Merger Sub contained in Section 5.19(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof.

(iii) The representations and warranties of Acquiror and Merger Sub contained in Section 5.06(a) (Capitalization) and Section 5.06(f) (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iv) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror and Merger Sub described in Section 9.03(a)(i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Acquiror Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Acquiror Material Adverse Effect that is continuing.

(d) Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(c) have been fulfilled.

(e) Closing Tax Opinion. The Company shall have received an opinion from Weil, Gotshal & Manges LLP, counsel to the Company, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP), dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should qualify for the Intended Tax Treatment (the “Closing Tax Opinion”). In rendering such opinion, legal counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of Acquiror, Merger Sub and the Company and any of their respective Affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such legal counsel, including the Acquiror Closing Tax Certificate and the Company Closing Tax Certificate.

ARTICLE X

TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by written consent of the Company and Acquiror;

(b) prior to the Closing, by written notice to the Company from Acquiror if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts by the Termination Date, then, for a period of 30 days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before June 30, 2021, (the “Termination Date”) or (iii) the consummation of the Merger or any of the other Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order in the United States or any Specified Jurisdiction or a Law in the United States or any Specified Jurisdiction; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if

Acquiror’s failure to fulfill any obligation under this Agreement has resulted in the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Section 10.01(b) shall not be available if Acquiror is in material breach of its obligations under this Agreement on the date of such termination;

(c) prior to the Closing, by written notice to Acquiror from the Company if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts by the Termination Date, then, for a period of 30 days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period; (ii) the Closing has not occurred on or before the Termination Date; or (iii) the consummation of the Merger or any of the other Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order in the United States or any Specified Jurisdiction or a Law in the United States or any Specified Jurisdiction; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has resulted in the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Section 10.01(c) shall not be available if the Company is in material breach of its obligations under this Agreement on the date of such termination;

(d) by written notice from either the Company or Acquiror to the other if the Special Meeting shall have been held (subject to any adjournment or recess of the Special Meeting) and the Acquiror Requisite Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting);

(e) by written notice from Acquiror to the Company prior to obtaining the Company Requisite Approval if the Company Board (i) shall have made a Company Change in Recommendation or (ii) shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to its stockholders;

(f) by written notice from the Company to Acquiror prior to obtaining the Acquiror Requisite Approval if the Acquiror Board (i) shall have made an Acquiror Change in Recommendation or (ii) shall have failed to include the Acquiror Board Recommendation in the Proxy Statement distributed to its stockholders;

(g) by written notice from the Company to Acquiror prior to obtaining the Acquiror Requisite Approval if an Acquiror Triggering Event shall have occurred;

(h) by written notice from Acquiror to the Company prior to obtaining the Company Requisite Approval if a Company Triggering Event shall have occurred; or

(i) by written notice from Acquiror to the Company if the Company Requisite Approval has not been obtained within three Business Days following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Stockholders pursuant to Section 8.04(e).

10.02 Effect of Termination.

(a) Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of the Company or Acquiror for any Willful Breach of this Agreement by the Company or Acquiror occurring prior to such termination. The provisions of Sections 8.07(a), 10.02 and Article XI (collectively, the “Surviving Provisions”), and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

(b) In the event that this Agreement is validly terminated by Acquiror pursuant to Section 10.01(e) or Section 10.01(h), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(c) In the event that this Agreement is validly terminated by the Company pursuant to Section 10.01(f) or Section 10.01(g), then Acquiror shall pay the Acquiror Termination Payment to the Company (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(d) In the event that this Agreement is validly terminated by Acquiror pursuant to Section 10.01(b)(i), Section 10.01(b)(ii) or Section 10.01(i) or by the Company pursuant to Section 10.01(c)(ii) and (i) before the date of such termination, an Acquisition Proposal with respect to the Company is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within 12 months after the date of termination, the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement for an Acquisition Proposal (which Acquisition Proposal is ultimately consummated), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days) after the date on which the Acquisition Proposal is consummated, payable by wire transfer of immediately available funds (it being understood that, for the purposes of this clause “(c),” each reference to “20%” in the definition of “Acquisition Proposal” in Section 8.03(g)(i) shall be deemed a reference to “51%”).

(e) In the event that this Agreement is validly terminated by the Company pursuant to Section 10.01(c)(i) or Section 10.01(c)(ii), by Acquiror pursuant to Section

10.01(b)(ii) or by the Company or Acquiror pursuant to Section 10.01(d), and (i) before the date of such termination, an Acquisition Proposal with respect to Acquiror is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within 12 months after the date of termination, Acquiror shall have consummated an Acquisition Proposal or entered into a definitive agreement for an Acquisition Proposal (which Acquisition Proposal is ultimately consummated), then Acquiror shall pay the Acquiror Termination Payment to the Company (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days) after the date on which the Acquisition Proposal is consummated, payable by wire transfer of immediately available funds (it being understood that, for the purposes of this clause “(e),” each reference to “20%” in the definition of “Acquisition Proposal” in Section 8.03(g)(i) shall be deemed a reference to “51%”).

(f) The parties hereto acknowledge and hereby agree that the Company Termination Payment and the Acquiror Termination Payment, as applicable, if, as and when required pursuant to this Section 10.02, shall not constitute a penalty but will be liquidated damages in a reasonable amount that will compensate Acquiror or the Company, as applicable, in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment or Acquiror be required to pay the Acquiror Termination Payment, as applicable, on more than one occasion. Each of the Company, Acquiror and Merger Sub acknowledges that the agreements contained in this Section 10.02 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, in any circumstance (except in the case of Willful Breach of this Agreement or Fraud) in which this Agreement is terminated and Acquiror is paid the Company Termination Payment or the Company is paid the Acquiror Termination Payment pursuant to this Section 10.02, the Company Termination Payment or the Acquiror Termination Payment, as applicable, shall be the sole and exclusive monetary remedy of Acquiror, Merger Sub or any of their Affiliates against the Company or any of its Affiliates, or of the Company or any of its Affiliates against Acquiror, Merger Sub or any of their Affiliates, as applicable, for any loss or damage suffered in connection with the Transactions or as a result of the failure of the Merger and the other Transactions to be consummated or for a breach (other than a Willful Breach or Fraud) of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise, and upon payment of such amounts, the Company and its Affiliates, or Acquiror, Merger Sub and their Affiliates, as applicable, shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

(h) Notwithstanding anything to the contrary in this Agreement, the Company (on behalf of itself and each Company Related Party (other than Acquiror and Merger Sub)) shall not have any and hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Backstop Commitment Letter, the Committed Backstop Financing, the

definitive financing agreements or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made by any Financing Source in connection herewith or therewith, in each case relating to the Transactions, and the Company (on behalf of itself and each Company Related Party (other than Acquiror and Merger Sub)) agrees not to commence any Action against any Financing Source in connection with this Agreement, the Backstop Commitment Letter, the Committed Backstop Financing, the definitive financing agreements or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity, in each case in connection with the Transactions, and agrees to cause any such Action asserted by the Company (on behalf of itself and each Company Related Party (other than Acquiror and Merger Sub)) in connection with this Agreement, the Committed Backstop Financing, the definitive financing agreements or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity against any Financing Source, in each case in connection with the Transactions, to be dismissed or otherwise terminated, and no Financing Source shall have any rights or claims against any Company Related Party (other than Acquiror and Merger Sub) in connection with this Agreement, the Committed Backstop Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise. In furtherance, and not in limitation of, the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company or any Company Related Party (other than Acquiror or Merger Sub) in connection with this Agreement, the Backstop Commitment Letter, the Committed Backstop Financing, the definitive financing arrangements or the transactions contemplated hereby or thereby, in each case in connection with the Transactions. It is understood and agreed that the foregoing provisions of this Section 10.02(h) will not limit the rights of the parties to the Committed Backstop Financing under any commitment letter relating thereto.

ARTICLE XI

MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, extend the time for performance of any of the obligations of the other party or parties to this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.11. Any agreement on the part of a party to any waiver, amendment or modification will be valid only if set forth in an instrument in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given: (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) if the sender within one Business Day sends a confirming copy of such notice by FedEx or other nationally recognized overnight delivery service, addressed as follows:

(a) If to Acquiror or Merger Sub, to:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn:         Brian P. Lynch

with a copy to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn:         Craig M. Garner

                 Kevin C. Reyes

(b) If to the Company to:

Topgolf International, Inc.

8750 N. Central Expressway, Suite 1200

Dallas, TX 75231

Attn:         William Davenport

with a copy to:

Weil, Gotshal & Manges LLP

100 Federal Street

Boston, MA 02110

Attn:         Kevin J. Sullivan

and

Weil, Gotshal & Manges LLP

200 Crescent Court

Dallas, TX 75201

Attn:         James R. Griffin

                 David B. Gail

or to such other address or addresses as the parties may from time to time designate in writing.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties, except that Acquiror (or one of more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations under this Agreement to any Financing Source pursuant to the terms of the Committed Backstop Financing or the Credit Agreement Amendment, as applicable, solely for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Committed Backstop Financing or the Credit Agreement Amendment. No assignment shall relieve the assigning party of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01 and (b) the Financing Sources shall be express third party beneficiaries of Section 10.02(h), Section 11.04, Section 11.11, Section 11.13 and Section 11.14, in each case as such provisions relate to, benefit or otherwise affect the rights of, the Financing Sources, each of such provisions of such Sections (to such extent) shall expressly inure to the benefit of the Financing Sources, and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections (to such extent).

11.05 Expenses. Except as otherwise provided herein (including Section 8.02(d) and Section 8.06(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07 Captions; Counterparts. The table of contents and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when each party hereto has received counterparts signed by each of the other parties (it being understood and agreed that delivery of a signed counterpart signature page to this Agreement by facsimile transmission, by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute valid and sufficient delivery thereof).

11.08 Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of good faith negotiations between the parties. In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.09 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. The Schedules shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.10 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions.

11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided, that after the Company Requisite Approval or the Acquiror Requisite Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the Company Stockholders or by the stockholders of Acquiror, as applicable, without such further approval of such stockholders. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01. Notwithstanding the foregoing or anything to the contrary contained herein, Section 10.02(h), Section 11.04, Section 11.11, Section 11.13 and Section 11.14 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections in a manner that is adverse to any Financing Source) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

11.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid, legal and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the intent of the parties.

11.13 Jurisdiction; WAIVER OF TRIAL BY JURY.

(a) Each party hereto irrevocably agrees that any Action based upon, arising out of or related to this Agreement, or the Transactions, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) such Action in any such court is brought in an inconvenient forum; (B) the venue of such Action is improper; and (C) this Agreement, the Transactions or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything herein to the contrary, each Company Related Party and each of the other parties hereto (1) irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any Action against the Financing Sources arising out of or relating to the provisions of this Agreement, the Backstop Commitment Letter, the Backstop Fee Letters, the Transactions and the other transactions contemplated hereby and thereby, including but not limited to any dispute arising out of or relating in any way to the Committed Backstop Financing or the performance thereof or the transactions contemplated thereby, and irrevocably agrees that all claims in respect of any such Action may be heard and determined in any such court, (2) agrees that service of any process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.02 shall be effective service of process against it for any Action relating to any such dispute, (3) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such Action brought in any such court, and any claim that any such Action brought in any such court has been brought in an inconvenient forum and (4) agrees that a final judgment in any such Action brought in any such court may be enforced in any other courts to whose jurisdiction it is or may be subject by suit upon judgment.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE COMMITTED BACKSTOP FINANCING, THE BACKSTOP COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION AGAINST ANY FINANCING SOURCE. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY

SUCH ACTION; (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13(b).

11.14 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto or thereto do not fully perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder or thereunder to consummate this Agreement) in accordance with their specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the specific performance of the terms and provisions of this Agreement, or oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding anything to the contrary in this Section 11.15, nothing in this Section 11.15 shall in any way limit (i) any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement or (ii) Acquiror’s or Merger Sub’s rights under the Support Agreements.

11.16 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representation, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, including the Surviving Provisions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch
	Name:	Brian P. Lynch
	Title:	Executive Vice President, Chief Financial Officer and Chief Legal Officer

51 STEPS, INC.

By:	/s/ Patrick Burke
	Name:	Patrick Burke
	Title:	President and Chief Executive Officer

TOPGOLF INTERNATIONAL, INC.

By:	/s/ William Davenport
	Name:	William Davenport
	Title:	Vice President & Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of October 27, 2020, is entered into by and among Callaway Golf Company, a Delaware corporation (“Acquiror”), 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and [•], a [•] (the “Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Acquiror, Topgolf International, Inc., a Delaware corporation (“Company”), and Merger Sub are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger,” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, as of the Company Capitalization Measurement Time, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the number of shares of Company Stock set forth on Schedule 1 attached hereto (the “Owned Shares”; the Owned Shares and any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and

WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement, the Stockholder is entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, Merger Sub and the Stockholder hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3 and to the last paragraph of this Section 1, the Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, by (or effective as of no later than) the second Business Day following the date that the Consent Solicitation Statement included in the Registration Statement is disseminated by the Company to the Stockholder in accordance with the terms of the Merger Agreement, the written consent in the form attached hereto as Exhibit A approving the Merger Agreement, the Merger and the other transactions contemplated thereby in respect of all of the Stockholder’s Covered Shares. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders of the Company (including the written consent solicited pursuant to the Consent Solicitation Statement), the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(a) if and when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of (i) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and (ii) any other matters necessary or reasonably requested by the Company in connection with the consummation of the Merger and the other Transactions; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against (i) any Acquisition Proposal with respect to the Company and (ii) any other action, proposal, transaction or agreement that could reasonably be expected to (A) impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or the satisfaction of Acquiror’s, the Company’s or Merger Sub’s conditions under the Merger Agreement, (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement or (D) change in any manner the voting rights of any class of shares of Company Stock (including any amendments to the Company Certificate of Incorporation or Company Bylaws).

The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Company Board or the Company Board has effected a Company Change in Recommendation; provided, however, that in the event the Company Board effects a Company Change in Recommendation in compliance with Section 8.03(c) and Section 8.03(e) of the Merger Agreement: (i) the number of shares of Company Stock that the Stockholder shall be committed to vote (or execute a written consent in respect to) in accordance with the preceding provisions of this Section 1 shall be modified to be only such number that, when aggregated with the number of shares of Company Stock that other stockholders of the Company (other than Acquiror) are obligated to vote (or execute a written consent in respect to) pursuant to support agreements entered into as of the date hereof, shall not exceed (A) 30.00% of the total number of outstanding shares of Company Common Stock and Company Preferred Stock (on an “as converted basis”), being considered as its own class and (B) 39.00% of the total number of outstanding shares of Company Preferred Stock (on an “as converted basis”), being considered as its own class (collectively, the “Lock-Up Covered Shares”), such that the

2

Stockholder shall only be obligated to execute a written consent with respect to, or otherwise vote, its pro rata portion of the Lock-Up Covered Shares in the manner set forth in this Section 1 and (ii) the Stockholder shall be entitled (in its sole discretion) to vote any shares of Company Stock that it is entitled to vote, other than the Lock-Up Covered Shares, in any manner.

2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror, Merger Sub and the Stockholder and (iv) the election of the Stockholder in its sole discretion to terminate this Agreement following any amendment, supplement, waiver or other modification of any term or provision of the Merger Agreement without the prior written consent of such Stockholder that reduces or changes the form of consideration payable pursuant to the Merger Agreement (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 13 to 25 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of this Agreement prior to such termination, or fraud with respect to the representations and warranties contained in this Agreement.

4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror as to itself as follows:

(a) The Stockholder is the only record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than (i) Liens as created by this Agreement, (ii) Liens to which the Covered Shares and Stockholder are subject pursuant to the Company Certificate of Incorporation or the Company Bylaws and (iii) Liens to which the Covered Shares and Stockholder are subject pursuant to any agreements between the Company and the Company Stockholders to be terminated in accordance with Section 8. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities exercisable for or convertible into shares of capital stock of the Company) or any interest therein.

(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that

3

is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would reasonably be expected to interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the applicable requirements of the HSR Act and any other applicable Antitrust Law, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Authority or any other Person in connection with the execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder, or the Covered Shares, pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, (x) for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby and (y) for the Stockholder’s obligations pursuant to that certain Sixth Amended and Restated Voting Agreement of the Company, dated as of September 17, 2020 (the “Voting Agreement”).

(f) As of the date of this Agreement, there is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement or that would reasonably be expected to impair the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

4

(g) The Stockholder understands and acknowledges that Acquiror and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby and by the Merger Agreement based upon arrangements made by or, to the knowledge of the Stockholder, on behalf of the Stockholder.

5. Representations and Warranties of Acquiror and Merger Sub. Each of Acquiror and Merger Sub hereby represents and warrants to the Stockholder as follows:

(a) Each of Acquiror and Merger Sub (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the state of Delaware, and (ii) has all requisite corporate power and authority and has taken all corporate action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes a legal, valid and binding agreement of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and the consents and approvals described in Section 5.05 of the Merger Agreement, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Acquiror or Merger Sub from, or to be given by Acquiror or Merger Sub to, or be made by Acquiror or Merger Sub with, any Governmental Authority in connection with the execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, except for any such filing, notice, report, consent, registration, approval, permit, waiver, expiration or authorization that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Acquiror and Merger Sub’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(c) The execution, delivery and performance of this Agreement by Acquiror and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents or the organizational documents of Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of Acquiror or Merger Sub

5

pursuant to any Contract binding upon Acquiror or Merger Sub, or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(b), under any applicable Law to which Acquiror or Merger Sub is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Acquiror or Merger Sub, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Acquiror and Merger Sub’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

6. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 6(b) hereof, prior to the Termination Date, the Stockholder shall not, and shall cause its controlled Affiliates and Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives acting on their respective behalf, not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to the Company, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to the Company, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal with respect to the Company, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal with respect to the Company or (v) resolve or agree to do any of the foregoing. The Stockholder agrees that immediately following the execution of this Agreement it shall, and shall cause each of its controlled Affiliates and Subsidiaries and shall use its reasonable best efforts to cause its Representatives acting on its or their respective behalf to, cease any solicitations or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal with respect to the Company. The Stockholder shall promptly (and in any event within 24 hours) notify, in writing, Acquiror of the receipt by the Stockholder in such capacity of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to lead to, or result in, an Acquisition Proposal with respect to the Company.

(b) Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees, professional advisors and other stockholders of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by Section 6(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible

6

for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of Section 6(a)), (ii) the Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, (iii) any breach by the Company of its obligations under Section 8.03(a) of the Merger Agreement shall not be considered a breach of Section 6(a), and (iv) the Stockholder shall be entitled to review any Acquisition Proposal with respect to the Company, received by the Company after the date hereof that did not result from a breach of Section 8.03 of the Merger Agreement and shared with the Stockholder, and, solely to the extent the Company Board has made the determinations set forth in Section 8.03(c) of the Merger Agreement, to discuss and confirm with the Company the willingness of the Stockholder to support, or lack thereof, such Acquisition Proposal in the event this Agreement is terminated.

(c) The Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 6(c) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 6(c) with respect to the Stockholder’s Covered Shares shall be null and void.

(d) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

7. HSR Act. In connection with the Transactions, the Stockholder and Acquiror shall, or shall cause their respective Affiliates to, comply promptly but in no event later than 15 Business Days after the date hereof with all applicable notification and reporting requirements of the HSR Act. Acquiror and the Stockholder shall each use their reasonable best efforts to furnish to the other party as promptly as reasonably practicable all information required for any notification, application or filing to be made pursuant to the HSR Act in connection with the Transactions. The Stockholder and Acquiror shall use their reasonable best efforts to (i) cooperate in good faith with the Regulatory Consent Authorities; and (ii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transactions. The Stockholder shall pay 100% of all filing fees associated with filings it makes pursuant to the HSR Act.

8. Termination of Certain Agreements. The Stockholder hereby agrees to execute and deliver such additional documents and take all such further action as may be reasonably necessary to cause each of (a) the Voting Agreement, (b) the Fifth Amended and Restated Investors’ Rights Agreement of the Company, dated as of September 17, 2020, and (c) the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company, dated as of September

7

17, 2020, to be, contingent upon (i) the occurrence of the Closing and (ii) receipt of approval of the requisite parties (including the Company), terminated without any further force and effect effective immediately prior to the Effective Time, and the Stockholder hereby agrees to the waiver of any rights of first refusal, preemptive rights, rights of co-sale, and registration rights with respect to the Transactions.

9. Further Assurances. From time to time, at Acquiror’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions reasonably necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Company or any of their respective Subsidiaries, successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, or alleging a breach of any duty of the Company Board or Acquiror Board in connection with the Merger Agreement, this Agreement or the transactions contemplated hereby or the Transactions) or the consummation of the transactions contemplated hereby and the Transactions. To the extent permitted by Law, the Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent in connection with the Merger that the Stockholder may have by virtue of ownership of the Covered Shares.

10. Disclosure. The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided the Stockholder with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

11. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares,” “Covered Shares” and “Lock-Up Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

12. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Acquiror, Merger Sub and the Stockholder.

13. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of

8

any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

14. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), if the sender within one Business Day sends a confirming copy of such notice by FedEx or other nationally recognized overnight delivery service, addressed as follows:

if to the Stockholder, to it at:

[•]

[•]

[•]

Attn: [•]

E-mail: [•]

with a copy to:

[•]

[•]

[•]

Attn: [•]

E-mail: [•]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

100 Federal Street

Boston, MA 02110

Attn: Kevin J. Sullivan

and

Weil, Gotshal & Manges LLP

200 Crescent Court

Dallas, TX 75201

Attn: James R. Griffin

         David B. Gail

if to Acquiror, to it at:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

9

Attn: Brian P. Lynch

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn: Craig M. Garner

          Kevin C. Reyes

15. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

16. Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written and oral, that may have been entered into by or among any of the parties hereto relating to the transactions contemplated hereby.

17. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 10.

18. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Each party hereto irrevocably agrees that any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims

10

in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) such Action in any such court is brought in an inconvenient forum; (B) the venue of such Action is improper; and (C) this Agreement, the transactions contemplated hereby or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH ACTION; (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18(c).

19. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 19 shall be null and void, ab initio.

20. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto or thereto do not fully perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder or thereunder to consummate this Agreement) in accordance with their specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 3, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated hereby, including the Stockholder’s obligations

11

to vote its Covered Shares as provided in this Agreement, and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the specific performance of the terms and provisions of this Agreement, or oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 20 shall not be required to provide any bond or other security in connection with any such injunction.

21. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid, legal and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the intent of the parties.

22. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when each party hereto has received counterparts signed by each of the other parties (it being understood and agreed that delivery of a signed counterpart signature page to this Agreement by facsimile transmission, by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute valid and sufficient delivery thereof).

23. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties,

12

and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

24. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

25. Stockholder Release. The Stockholder further acknowledges and agrees as follows:

(a) From and after (and effective upon) the Effective Time, the Stockholder, on behalf of itself and each of its past, present and future controlled Affiliates, parent entities, Subsidiaries, predecessors, officers, directors, members, partners, employees, agents, representatives, successors and assigns (collectively, the “Releasors”), hereby irrevocably and unconditionally releases and forever discharges each of Acquiror, Merger Sub, the Company, the Surviving Company and each of their respective past and present controlled Affiliates, parent entities, Subsidiaries, predecessors, officers, directors, stockholders, members, partners, employees, agents, representatives, heirs, estates, successors and assigns (individually, a “Releasee” and, collectively, the “Releasees”) from any and all past, present and future disputes, claims, counter-claims, controversies, demands, rights, obligations, promises, agreements, contracts, liabilities, debts, encumbrances, costs (including attorneys’ fees and costs), expenses, judgments, damages, losses, Actions and other causes of action of every kind and nature, whether direct or indirect, known or unknown, fixed or contingent, accrued or not accrued, liquidated or unliquidated or due or to become due, whether arising or pleaded in law or in equity, whether based on fraud, under contract, statute, tort or otherwise (“Claims”), which the Stockholder or any of the Releasors now have, may ever have had in the past or may have in the future against any of the Releasees, in each case, to the extent related to the period prior to the Effective Time and in any way arising out of or relating to the Stockholder’s capacity as a stockholder of the Company and/or direct or indirect ownership interest in the Company (including in respect of rights of contribution or indemnification) (such Claims, the “Released Claims”), including (i) the Stockholder’s ownership or purported ownership of the Covered Securities or (ii) the Transactions, including, without limitation, any and all Claims that the Releasors may have against any of the Releasees with respect to any contract, agreement or other arrangement (whether written or verbal), breach or alleged breach of fiduciary duty or otherwise; provided, that the Released Claims shall not cover Claims (i) arising from rights of any Releasor under or to (A) the Merger Agreement or any ancillary agreement contemplated by the Merger Agreement (including this Agreement), (B) any indemnification, exculpation or advancement of expenses provisions for the benefit of directors, officers, employees or other individuals contained in the Company Certificate of Incorporation, the Company Bylaws, the equivalent constituent documents of any Subsidiary of the Company or any indemnification agreement between the Company and any Releasor, (C) any insurance policy acquired by the Company for the benefit of its directors, managers and officers, or (D) salaries, bonuses, benefits or other compensation, and any reimbursable expenses, in each case that are due and payable to the Releasor in respect of services provided by the Releasor to the Company or its Subsidiaries; (ii) that do not involve or relate directly or indirectly to the Company or any of its controlled Affiliates or Subsidiaries; or (iii) which cannot be waived as a matter of law (collectively, the “Unreleased Claims”). The Stockholder (for itself and each of the Releasors)

13

hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any claim, suit, action or proceeding of any kind against any Releasee based upon any Claim released or purported to be released pursuant to the foregoing.

(b) It is the intention of the Releasor that this release shall be effective as a full and final accord, satisfaction and release of all of the Claims released or purported to be released pursuant to the foregoing. In furtherance of this intention, Releasor hereby acknowledges and agrees that this release shall extend to any and all such Claims, whether known or unknown, foreseeable or unforeseeable, disclosed or undisclosed, and expressly waives and relinquishes any right any Releasor may have under any statute or rule which may prohibit the release of future rights or a release with respect to unknown claims.

(c) The Stockholder (i) represents, warrants and acknowledges that the Stockholder has been fully advised by the Stockholder’s attorney of the contents of Section 1542 of the Civil Code of the State of California, and (ii) hereby expressly waives the benefits thereof and any rights that the Stockholder may have thereunder. Section 1542 of the Civil Code of the State of California provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

(d) The Stockholder also hereby waives the benefits of, and any rights that the Stockholder may have under, any statute or common law principle of similar effect in any jurisdiction with respect to the Released Claims. The Stockholder understands and acknowledges (for itself and each of the Releasors) that it may discover facts different from, or in addition to, those which it knows or believes to be true with respect to the Released Claims, and agrees that (i) it is the intention of the Stockholder to fully, finally and forever waive, settle, release and relinquish all such Released Claims against any Releasee (other than Unreleased Claims), and (ii) this release shall be and remain effective in all respects notwithstanding any subsequent discovery of different and/or additional facts.

(e) The Stockholder represents, acknowledges and agrees that it has read this release and understands its terms and has been given an opportunity to ask questions of Acquiror’s or the Company’s representatives. The Stockholder further represents that in signing this Agreement it does not rely, and has not relied, on any representation or statement not set forth in this Agreement made by any representative of Acquiror or anyone else with regard to the subject matter, basis or effect of this release or otherwise.

[The remainder of this page is intentionally left blank.]

14

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

CALLAWAY GOLF COMPANY

By:
Name:
Title:

51 STEPS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

[•]

By:
Name:
Title:

[Signature Page to Support Agreement]

Schedule 1

Stockholder	Company Common Stock	Company Series A-1 Preferred Stock	Company Series A-2 Preferred Stock	Company Series B Preferred Stock	Company Series C-1 Preferred Stock	Company Series C-2 Preferred Stock	Company Series E Preferred Stock	Company Series F Preferred Stock	Company Series G Preferred Stock	Company Series H Preferred Stock

Exhibit A

WRITTEN CONSENT

IN LIEU OF A

MEETING OF STOCKHOLDERS

OF

TOPGOLF INTERNATIONAL, INC.

[•], 2020

The undersigned (the “Stockholder”), being the holder of shares of [common stock] [and] [Series [•] preferred stock] of Topgolf International, Inc., a Delaware corporation, (the “Company”), acting pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby irrevocably consent to the adoption of the following resolutions in lieu of a meeting with respect to [all of the shares of [common stock] [and] [Series [•] preferred stock] of the Company held by the Stockholder][only a number of shares of [common stock] [and] [Series [•] preferred stock] of the Company held by the Stockholder equal to [•]% of the issued and outstanding shares of common stock of the Company (on an “as converted basis”)], effective as of the date set forth opposite the Stockholder’s name on the signature page hereto:

MERGER AGREEMENT

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of October 27, 2020 (the “Merger Agreement”), by and among the Company, Callaway Golf Company, a Delaware corporation (“Acquiror”) and 51 Steps, Inc., a Delaware corporation (“Merger Sub”), a copy of which has been provided to the undersigned Stockholder (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, (ii) approved the Merger Agreement and the execution, delivery and performance thereof and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) subject to Section 8.03 of the Merger Agreement, recommended the adoption of the Merger Agreement and the approval of the Transactions, including the Merger, by the holders of the shares of the Company Stock, upon the terms and subject to the conditions set forth therein;

WHEREAS, (i) the affirmative vote in favor of the adoption of the Merger Agreement by a majority of the votes entitled to be cast thereon by the stockholders of the Company is required pursuant to Section 251 of the DGCL, and (ii) the affirmative vote in favor of the adoption of the Merger Agreement by the holders of 60% of the outstanding shares of Preferred Stock (as such term is defined in the Fifth Amended and Restated Certificate of Incorporation of the Company, dated as of September 18, 2020 (the “Charter”) of the Company is required pursuant to Section B.3.2(b) of the Charter, upon the terms and subject to the conditions set forth in the Merger Agreement; now, therefore, be it

RESOLVED, that the Merger Agreement and the Transactions, including the Merger, are hereby adopted and approved in all respects, and the undersigned Stockholder hereby votes [all of the shares of [common stock] [and] [Series [•] preferred stock] of the Company held by the Stockholder][only a number of shares of [common stock] [and] [Series [•] preferred stock] of the Company held by the Stockholder equal to (i) [•]% of the issued and outstanding shares of common stock and preferred stock of the Company (on an “as converted basis”), being considered as its own class, and (ii) [•]% of the issued and outstanding shares of preferred stock of the Company (on an “as converted basis”), being considered as its own class] in favor of the adoption and approval of the Merger Agreement and the Transactions, including the Merger; and

FURTHER RESOLVED, that the undersigned Stockholder hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.

[Remainder of page intentionally left blank.

Signature page follows.]

2

Exhibit 10.2

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of the 27th day of October, 2020, by and among Callaway Golf Company, a Delaware corporation (the “Company”), and each of the investors listed on Schedule A hereto and any additional investor that becomes a party to this Agreement in accordance with Section 5.1 hereof.

RECITALS

WHEREAS, the Company and Topgolf International, Inc., a Delaware corporation (“Topgolf”), are party to that certain Agreement and Plan of Merger, dated as of October 27, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Topgolf and 51 Steps, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, (i) Merger Sub will merge with and into Topgolf, with Topgolf being the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”), and (ii) by virtue of the Merger, former stockholders of Topgolf will receive newly issued shares of Acquiror Common Stock (terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement);

WHEREAS, as a result of the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), each of the Providence Stockholders (as defined below), the West River Stockholders (as defined below) and the Dundon Stockholders (as defined below), each of which are currently stockholders of Topgolf, will become a stockholder of the Company and will cease to be a stockholder of Topgolf; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the parties hereto desire to enter into this Agreement, to be effective upon the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and understandings set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 “Affiliate” shall mean, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. “Affiliate” with respect to the Providence Stockholders, the West River Stockholders and the Dundon Stockholders, respectively, shall not include the Company or its subsidiaries. As used in this definition, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.2 “Beneficially Own” shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Exchange Act. For the avoidance of doubt, (i) the beneficial ownership of the Providence Stockholders shall be aggregated together along with the beneficial ownership of their Affiliates, (ii) the beneficial ownership of the West River Stockholders shall be aggregated together along with the beneficial ownership of their Affiliates and (iii) the beneficial ownership of the Dundon Stockholders shall be aggregated together along with the beneficial ownership of their Affiliates.

1.3 “Company Organizational Documents” shall mean the Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on May 13, 2020, and the Seventh Amended and Restated Bylaws of the Company, effective as of May 12, 2020, in each case as may be amended, supplemented, restated or otherwise modified from time to time.

1.4 “Company Shares” shall mean the Acquiror Common Stock and any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Acquiror Common Stock, including options and warrants.

1.5 “Director” shall mean a member of the Board of Directors of the Company.

1.6 “Dundon Director” shall mean an individual elected to the Board of Directors who has been nominated or appointed by the Dundon Stockholders pursuant to this Agreement. For the avoidance of doubt, Thomas Dundon shall be deemed to have been nominated or appointed, as applicable, by the Dundon Stockholders pursuant to this Agreement.

1.7 “Dundon Stockholders” shall mean DDFS Partnership, LP together with its successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.1.

1.8 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 “Initial Dundon Shares” shall mean the aggregate number of Company Shares Beneficially Owned by the Dundon Stockholders immediately following the Closing.

1.10 “Initial Providence Shares” shall mean the aggregate number of Company Shares Beneficially Owned by the Providence Stockholders immediately following the Closing.

1.11 “Initial West River Shares” shall mean the aggregate number of Company Shares Beneficially Owned by the West River Stockholders immediately following the Closing.

1.12 “Investor Director” means any of the Providence Director, West River Director and Dundon Director.

1.13 “Investor Stockholder” shall mean any of the Providence Stockholders, West River Stockholders and Dundon Stockholders.

1.14 “Lock-up Period” shall mean the period beginning on the date hereof and ending on the date that is 180 days after the date of the Closing.

2

1.15 “Lock-up Shares” shall mean any Company Shares, excluding any Company Shares received as Series H Per Share Consideration (as such term is defined in the Merger Agreement).

1.16 “Necessary Action” shall mean, with respect to a specified result, all actions (to the extent such actions are permitted by law and do not conflict with the terms of this Agreement) reasonably necessary to cause such result, including (i) voting or providing a written consent or proxy with respect to the Company Shares, (ii) executing agreements and instruments, (iii) causing the members of the Board of Directors to take such actions (to the extent allowed by Delaware law) and/or (iv) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations, publications or similar actions that are required to achieve such result.

1.17 “Permitted Transferee” shall mean, with respect to any Person, (i) any Affiliate of such Person, (ii) with respect to any Person that is an investment fund, vehicle or similar entity, (x) any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor and (y) any direct or indirect limited partner or investor in such investment fund, vehicle or similar entity or any direct or indirect limited partner or investor in any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor (provided, however, that in no event shall any “portfolio companies” (as such term is customarily used in the private equity industry) of any Investor Stockholder or any entity that is controlled by a “portfolio company” of an Investor Stockholder constitute a Permitted Transferee) and (iii) in the case of any Person who is an individual, (x) any successor by death or (y) any trust, partnership, limited liability company or similar entity solely for the benefit of such individual or such individual’s spouse or lineal descendants, provided that such individual acts as trustee, general partner or managing member and retains the sole power to direct the voting and disposition of the transferred Company Shares.

1.18 “Person” shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.19 “Providence Director” shall mean an individual elected to the Board of Directors who has been nominated or appointed by the Providence Stockholders pursuant to this Agreement. For the avoidance of doubt, Scott Marimow shall be deemed to have been nominated or appointed, as applicable, by the Providence Stockholders pursuant to this Agreement.

1.20 “Providence Stockholders” shall mean PEP TG Investments LP together with its successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.1.

1.21 “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.22 “West River Director” shall mean an individual elected to the Board of Directors who has been nominated or appointed by the West River Stockholders pursuant to this Agreement. For the avoidance of doubt, Erik J. Anderson shall be deemed to have been nominated or appointed, as applicable, by the West River Stockholders pursuant to this Agreement.

3

1.23 “West River Stockholders” shall mean TGP Investors, LLC and TGP Investors II, LLC together with their respective successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.1.

2. Board of Directors.

2.1 Subject to the terms and conditions of this Agreement, including the limitations set forth in Section 2.3 and Section 2.5, from and after the Closing, (i) the Providence Stockholders shall have the right to designate one (1) person to be appointed or nominated, as the case may be, for election to the Board of Directors (including any successor, the “Providence Nominee”), (ii) the West River Stockholders shall have the right to designate one (1) person to be appointed or nominated, as the case may be, for election to the Board of Directors (including any successor, the “West River Nominee”) and (iii) the Dundon Stockholders shall have the right to designate one (1) person to be appointed or nominated, as the case may be, for election to the Board of Directors (including any successor, the “Dundon Nominee”, and together with the West River Nominee and the Providence Nominee, each a “Nominee”), in each case, by giving written notice to the Company as soon as reasonably practicable, and in no event later than ten (10) days, after such Investor Stockholders’ receipt of written notice from the Company of the date of the applicable meeting of stockholders from the Company; provided, that in the event an Investor Stockholder fails to designate a Nominee within such ten (10) day period, such Investor Stockholder shall automatically be deemed to have designated its incumbent Director; provided, further, however, that the initial Nominees shall be appointed as set forth in Section 2.2.

2.2 The Company shall take all Necessary Action such that, as of the Closing, the Providence Nominee, the West River Nominee and the Dundon Nominee shall be appointed to the Board of Directors with terms ending at the next annual meeting of stockholders following the Closing.

2.3 Subject to the terms and conditions of this Agreement, from and after the Closing:

(a) for so long as the Providence Stockholders Beneficially Own, in the aggregate, a number of Company Shares equal to or greater than fifty percent (50%) of the total number of Initial Providence Shares, the Providence Stockholders shall have the right to nominate, in the aggregate, a number of Nominees equal to one (1) less the number of Providence Directors who are then serving but not up for election;

(b) for so long as the West River Stockholders Beneficially Own, in the aggregate, a number of Company Shares equal to or greater than fifty percent (50%) of the total number of Initial West River Shares, the West River Stockholders shall have the right to nominate, in the aggregate, a number of Nominees equal to one (1) less the number of West River Directors who are then serving but not up for election; and

(c) for so long as the Dundon Stockholders Beneficially Own, in the aggregate, a number of Company Shares equal to or greater than fifty percent (50%) of the total number of Initial Dundon Shares, the Dundon Stockholders shall have the right to nominate, in the

4

aggregate, a number of Nominees equal to one (1) less the number of Dundon Directors who are then serving but not up for election;

in each case, subject to such Nominee’s satisfaction of (i) the requirements necessary for such Nominee to be “independent” in accordance with applicable laws, regulations and listing standards of the New York Stock Exchange and (ii) such other criteria and qualifications for service as a director applicable to other non-employee Directors of the Company as in effect from time to time. Without limiting the foregoing, each Nominee shall be required to tender, prior to appointment or nomination, as the case may be, for election to the Board of Directors, an irrevocable resignation that will be effective upon the occurrence of both (1) written notice from the Company of a Disqualifying Event (as defined below), including a basis for such determination, with respect to the Investor Stockholder that designated such Nominee and (2) the Board of Directors’ acceptance of such resignation.

2.4 Subject to Section 2.5(b) below, the Company shall take all actions reasonably necessary to ensure that: (i) the applicable Nominees that are properly nominated pursuant to Section 2.3 are included in the Board of Directors’ slate of nominees to the stockholders of the Company for each election of Directors; and (ii) each applicable Nominee that is properly nominated pursuant to Section 2.3 and up for election is included in the proxy statement prepared by the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board of Directors, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of the Company or the Board of Directors with respect to the election of members of the Board of Directors. It is understood and agreed that the aggregate number of Initial Providence Shares, Initial West River Shares and Initial Dundon Shares will be reflected on Schedule A hereto as soon as practicable following the Closing.

2.5 Removal; Resignation.

(a) Subject to the Company Organizational Documents, no Investor Director may be removed from the Board of Directors other than for cause unless such removal is directed or approved by the Investor Stockholder entitled to designate such individual pursuant to this Section 2.1. Any Investor Director may resign at any time upon notice to the Company. If any Investor Stockholder that is entitled to designate an Investor Director hereunder notifies the Company and the other Investor Stockholders that such Investor Stockholder desires to remove such Investor Director previously designated by such Investor Stockholder, with or without cause, then the parties shall take all Necessary Action to cause such removal of such Investor Director, including voting all Company Shares in favor of, or executing a written consent authorizing, such removal.

(b) In the event an Investor Stockholder or any of its controlled Affiliates or subsidiaries engages, directly or indirectly, in a Competitive Business, or otherwise possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person who engages in a Competitive Business, whether through the ownership of voting securities, by contract or otherwise (a “Disqualifying Event”), such Investor Stockholder’s right to designate a Nominee pursuant to Section 2.1 shall be immediately suspended for so long as a Disqualifying Event is continuing; provided that such Investor Stockholder’s right to designate

5

a Nominee shall automatically terminate and be of no further force or effect if and when a Disqualifying Event continues for a period of one (1) year after (i) such Investor Stockholder’s receipt of written notice from the Company, in the event the Investor Stockholder reasonably promptly notifies the Company in writing of such Disqualifying Event as required by the last sentence of this Section 2.5(b), or (ii) the occurrence of such Disqualifying Event, in the event the Investor Stockholder fails to provide such notice within ten (10) days of becoming aware of such Disqualifying Event. For purposes of this Section 2.5(b), “Competitive Business” means the same or substantially similar business activities or lines of business as the Company or its subsidiaries then engages in. Each Investor Stockholder hereby agrees to reasonably promptly, and in any event within ten (10) days, notify the Company in writing of any Disqualifying Event, including a basis for such determination, with respect to such Investor Stockholder or any of its controlled Affiliates or subsidiaries.

2.6 Vacancies. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation or removal of any Investor Director, each party shall take all Necessary Action as will result in the election or appointment as an Investor Director of an individual designated to fill such vacancy and serve as an Investor Director by the applicable Investor Stockholder, that had, pursuant to Section 2.1, designated the Investor Director whose death, disability, retirement, resignation or removal resulted in such vacancy on the Board of Directors; provided such vacancy is not a result of a Disqualifying Event. Notwithstanding anything to the contrary, the director position for such Investor Director shall not be filled pending such designation and appointment, unless the applicable Investor Stockholder fails to designate such Nominee for more than fifteen (15) days, after which the Company may appoint a successor Director until the applicable Investor Stockholder makes such designation.

2.7 Expenses; D&O Insurance. Any Director who is nominated pursuant to the terms of this Agreement shall be entitled to (i) the same reimbursement for travel and other expenses paid to other non-employee Directors incurred in connection with his or her duties as a Director, including any service on any committee of the Board of Directors, and (ii) the same indemnification rights provided to other non-employee Directors, and the Company shall maintain in full force and effect directors’ and officers’ liability insurance to the same extent it indemnifies and provides insurance for other non-employee Directors.

2.8 Covenant to Vote. Each Investor Stockholder hereby agrees with the Company to take all Necessary Action to, and to vote all Company Shares owned or held of record by such Investor Stockholder at any such meeting of stockholders of the Company, or take all actions by written consent in lieu of any such meeting as may be necessary, to cause the Company to elect as Directors those individuals included in the slate of nominees proposed by the Board of Directors to the Company’s stockholders for each election of Directors, including the Nominees designated in accordance with this Article 2, and to otherwise effect the intent of the provisions of this Article 2.

2.9 Restrictions on Other Agreements. No Investor Stockholder shall grant any proxy or enter into or agree to be bound by any voting trust with respect to the Company Shares nor shall any Investor Stockholder enter into any other agreements or arrangements of any kind with any Person with respect to the Company Shares on terms which conflict with the provisions

6

of this Agreement (whether or not such proxy, voting trust, agreements or arrangements are with other stockholders of the Company that are not parties to this Agreement or otherwise).

2.10 Additional Management Provisions. The parties hereby agree, notwithstanding anything to the contrary in any other agreement and to the fullest extent permitted by law, that when any of the Investor Stockholders take any action under this Agreement to give or withhold their consent in their respective capacity as the stockholders, the applicable Investor Stockholders shall have no duty (fiduciary or other) to consider the interests of the Company or its subsidiaries or the other Company stockholders and may act exclusively in its own interest and shall have only the duty to act in good faith and engage in fair dealing; provided, however, that notwithstanding anything contained in this Section 2.10, this Section 2.10 shall in no way affect the obligations of the parties hereto to comply with the provisions of this Agreement and the Company Organizational Documents or affect the duties of the Directors. Each party hereby waives, to the fullest extent permitted by law, all claims, actions or other rights to which such party might otherwise be entitled and agrees not to bring any claim or action (in law or equity) (other than with respect to breaches of contractual provisions under this Agreement) against any Investor Stockholder, the Company or any of the Company’s subsidiaries in connection with (a) a failure to fulfill a duty (fiduciary or other) to consider the interests of the Company, the Company’s subsidiaries or the other Company stockholders when taking any actions under this Agreement in accordance with the prior sentence in their capacity as Investor Stockholders or (b) such Investor Stockholder’s actions taken in pursuit of its own interests ahead of the interests of the Company, the Company’s subsidiaries or the other Investor Stockholders; provided, in each case, that such Investor Stockholder, as applicable, has taken such actions in good faith and engaged in fair dealing.

3. Transfers of Shares. Each of the Investor Stockholders agrees that he, she or it will not, during the Lock-up Period, (i) lend; offer; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, in each case whether effected directly or indirectly, any Lock-up Shares Beneficially Owned by such Investor Stockholder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-up Shares or other securities, in cash, or otherwise or (iii) publicly announce the intention to effect any of the transactions covered in clauses (i) and (ii) above; provided, that nothing herein shall prohibit any Investor Stockholder from (A) pledging any Company Shares in connection with such Person’s entry into a credit facility or any other bona fide borrowing or similar lending arrangement, which shall include margin loans; provided, further, that for the avoidance of doubt, any pledgee who receives Company Shares following the exercise of remedies shall not be subject to the restrictions set forth in this Section 3 or (B) transferring any Lock-up Shares as a distribution or transfer to general partners, limited partners, members or stockholders of the Investor Stockholder, or to any corporation, partnership, limited liability company, investment fund or other entity which controls or manages or is controlled or managed by the Investor Stockholder, or to any Affiliate under common control or management with the Investor Stockholder; provided that (1) each such transferee agrees to be bound in writing by the restrictions set forth herein, (2) any such transfer shall not involve a disposition for value and (3) no public filing or public disclosure shall be required or voluntarily made during the Lock-up Period in connection with any such transfer (other than required filings under Section 13(d) or

7

13(g) or Section 16 of the Exchange Act). The Investor Stockholders also agree and consent to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Lock-up Shares except in compliance with the foregoing restrictions.

4. Right to Conduct Activities. The parties expressly acknowledge and agree that in the event that any Investor Stockholder or any Investor Director or any of their respective Affiliates acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Company or its subsidiaries and such Investor Stockholder, Investor Director or any other Person, the Investor Stockholder, Investor Director or Affiliate thereof, as applicable, shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or its subsidiaries, as the case may be, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to the Company or its subsidiaries or their respective Affiliates or equityholders for breach of any duty (contractual or otherwise) by reason of the fact that such Investor Stockholder, Investor Director or Affiliate, as applicable, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to the Company or its subsidiaries, unless such corporate opportunity is expressly offered to such Investor Director in his or her capacity as a Director; provided, however, that the foregoing shall not relieve any Investor Director from his or her fiduciary duties to the Company.

5. Miscellaneous.

5.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by an Investor Stockholder to a Permitted Transferee of such Investor Stockholder; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Company Shares with respect to which such rights are being transferred; and (y) such Permitted Transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

5.2 Effectiveness; Termination. This Agreement shall not be effective until the Closing. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect. This Agreement shall terminate and be of no further force and effect upon the earlier of (i) the written agreement of the Company and the Investor Stockholders holding a majority of the Company Shares then held by all Investor Stockholders that then have the right to nominate a Director for election to the Board of Directors pursuant to Article 2 to terminate this Agreement and (ii) such time following the Lock-up Period as the Investor Stockholders no longer have the right to nominate any Nominees hereunder; provided in each case that such termination shall not release any party of any liability for any breach of this Agreement occurring prior to such termination.

5.3 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General

8

Corporation Law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware, including without limitation Delaware laws relating to applicable statutes of limitation and burdens of proof.

5.4 Counterparts: Facsimile. This Agreement may be executed in multiple counterparts (including facsimile and electronic), each of which shall be an original but all of which together shall constitute but one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day, if sender on the same day sends a confirming copy of such notice by a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt; or (iii) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt.

If to the Company:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn:        Brian P. Lynch

E-mail:

with a copy to (which will not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn:        Craig M. Garner

                Kevin C. Reyes

E-mail:

If to an Investor Stockholder, to the address set forth below such Investor Stockholder’s name on Schedule A hereto.

9

5.7 Amendments and Waivers. This Agreement may be amended only by a written instrument duly executed by the Company and each of the Investor Stockholders that then has the right to nominate a Director for election to the Board of Directors pursuant to Article 2; provided, however, that Schedule A to this Agreement may be amended at any time by the Company to add as a party hereto any Person that acquires any Company Shares in compliance with the terms of this Agreement and executes a supplemental signature page; provided, further, that Schedule A to this Agreement shall be updated upon the consummation of the Merger as provided herein to set forth the number of Company Shares that each Investor Stockholder Beneficially Owns immediately following the Closing. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

5.8 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

5.9 Conflict with Company Organizational Documents. In the event of a conflict between the Company Organizational Documents and this Agreement, it is expressly agreed that as between the Investor Stockholders this Agreement shall prevail and the parties shall use reasonable best efforts to ensure continued compliance by the Company with the Company Organizational Documents. For the avoidance of doubt, nothing contained in this Agreement shall be deemed to constitute an amendment of the Company Organizational Documents or of any previous certificate of incorporation of the Company. Notwithstanding any other provisions of this Agreement, to the extent not inconsistent with Delaware law, the Company undertakes to be bound by and comply with the terms and conditions of this Agreement insofar as the same relates to the Company and any subsidiaries of the Company and to act in all respects as contemplated by this Agreement.

5.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled

10

to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction. WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

5.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.13 Acknowledgement. Each of the parties hereby acknowledges and agrees that the Investor Stockholders are acting independently of each other and nothing herein, or in the Merger Agreement or any of the ancillary agreements to be entered into in connection therewith, shall be deemed to create any agreement, arrangement or understanding between or among any of the Providence Stockholders, the West River Stockholders and the Dundon Stockholders. All agreements of the Providence Stockholders are between the Providence Stockholders and the Company, all agreements of the West River Stockholders are between the West River Stockholders and the Company, and all agreements of the Dundon Stockholders are between the Dundon Stockholders and the Company. The provisions of Section 2.5, Section 2.6 and Section 2.8 may only be enforced by the Company against the Investor Stockholders and by the Investor Stockholders against the Company.

[Remainder of Page Intentionally Left Blank]

11

IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first written above.

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch

Name:	Brian P. Lynch
Title:	Executive Vice President, Chief Financial Officer and Chief Legal Officer

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

DDFS PARTNERSHIP LP

By: DDFS Management Company, LLC, its
General Partner

By:	/s/ Thomas Dundon
Name: Thomas Dundon
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

DUNDON 2009 GIFT TRUST

By:	/s/ Thomas Dundon
Name: Thomas Dundon
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

PEP TG INVESTMENTS LP

By: PEP TG Investments GP LLC, its
General Partner

By:	/s/ Scott Marimow
Name: Scott Marimow
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

TGP INVESTORS, LLC

By: WestRiver Management, LLC, its
Managing Member

By:	/s/ Erik Anderson
Name: Erik Anderson
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

TGP INVESTORS II, LLC

By: WestRiver Management, LLC, its
Managing Member

By:	/s/ Erik Anderson
Name: Erik Anderson
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

TGP ADVISORS, LLC

By:	/s/ Erik Anderson
Name: Erik Anderson
Title: Authorized Signatory

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

SCHEDULE A

Investor Stockholders

PROVIDENCE STOCKHOLDERS:

Name	Initial Providence Shares
PEP TG Investments LP	[●]

WEST RIVER STOCKHOLDERS:

Name	Initial West River Shares
TGP Investors, LLC	[●]
TGP Investors II, LLC TGP Advisors, LLC

DUNDON STOCKHOLDERS:

Name	Initial Dundon Shares
DDFS Partnership, LP Dundon 2009 Gift Trust	[●]

Exhibit 10.3

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of October 27, 2020, by and among Callaway Golf Company, a Delaware corporation (the “Company”), Topgolf International, Inc., a Delaware corporation (“Topgolf”), and each of the Persons listed on Schedule A hereto, together with any of such Persons’ permitted transferees that have been assigned such Persons’ rights pursuant to the terms of this Agreement, each of which is referred to in this Agreement as a “Holder”.

RECITALS

WHEREAS, the Company and Topgolf are party to that certain Agreement and Plan of Merger, dated as of October 27, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Topgolf and 51 Steps, Inc., a Delaware corporation (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into Topgolf, with Topgolf being the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”), and (ii) by virtue of the Merger, former stockholders of Topgolf will receive newly issued shares of Common Stock, par value $0.01 per share, of the Company (“Common Stock”);

WHEREAS, upon the consummation of the transactions contemplated by the Merger Agreement, the Holders, each of which is currently a stockholder of Topgolf, will become stockholders of the Company and will cease to be stockholders of Topgolf; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the parties hereto desire to enter into this Agreement, to be effective upon the consummation of the Merger.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS.

For purposes of this Agreement:

1.1 “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2 “Damages” means any loss, damage or liability to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.3 “Demand Registration Request” means a request by certain Holders to file a Form S-1 or Form S-3 registration statement pursuant to Section 2.1(a) or (b).

1.4 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.5 “Excluded Registration” means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or other benefit plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; (iv) a registration relating to a dividend reinvestment plan; or (v) a registration in which the only Common Stock being registered is Common Stock issuable (A) upon conversion of debt securities that are also being registered or (B) upon the exercise of rights in connection with a rights offering.

1.6 “Excluded Stock” means any Common Stock received by the Holders as Series F Per Share Consideration, Series G Per Share Consideration or Series H Per Share Consideration (in each case as defined in the Merger Agreement). It is understood and agreed that the number of shares of Excluded Stock that each Holder receives in the Merger will be reflected on Schedule B hereto upon the consummation of the Merger.

1.7 “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.8 “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.9 “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.10 “Immediate Family Member” means a child, spouse, or any other direct lineal descendant, including adoptive relationships, of a natural person referred to herein.

1.11 “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

2

1.12 “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.13 “Registrable Securities” means (i) any Common Stock received by the Holders in the Merger; and (ii) any Common Stock issued as (or issuable upon the conversion, exercise or exchange (in each case, directly or indirectly) of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i); excluding in all cases, however, (A) any Registrable Securities sold or otherwise transferred by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1 and (B) any Registrable Securities that are freely saleable without registration and without restrictions or limitations on volume, or manner of sale or otherwise under SEC Rule 144.

1.14 “Registrable Securities then outstanding” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.15 “SEC” means the Securities and Exchange Commission.

1.16 “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.17 “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.18 “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.19 “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 3.3.

ARTICLE II.

REGISTRATION RIGHTS.

The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after one hundred eighty (180) days after the consummation of the Merger, the Company receives a request from Holders of at least fifteen percent (15%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as reasonably practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the

3

Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within ten (10) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(f) and Section 2.3.

(b) Form S-3 Demand. If at any time after one hundred eighty (180) days after the consummation of the Merger (i) the Company is eligible to use a Form S-3 registration statement and (ii) the Company receives a request from Holders of at least (1) with respect to the first request pursuant to this Section 2.1(b), twelve and one-half percent (12.5%) of the Registrable Securities then outstanding and (2) with respect each subsequent request pursuant to this Section 2.1(b), seven and one-half percent (7.5%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), then the Company shall (A) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (B) as soon as reasonably practicable, and in any event within thirty (30) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act, or any similar short-form registration which may be available to the Company under the Securities Act (including, without limitation, a post-effective amendment or prospectus supplement in respect thereof), covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within ten (10) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(f) and Section 2.3.

(c) Shelf Registration. At any time that the Company is eligible to use a registration statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration Statement”), any Demand Registration Request properly made pursuant to Section 2.1(a) or Section 2.1(b) may request that the Company register Registrable Securities under a Shelf Registration Statement, and the Company shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective by the SEC as soon as is reasonably practicable, and in any event within sixty (60) days after the initial filing thereof. In such case, and notwithstanding anything to the contrary in Section 2.1(a) and Section 2.1(b): (i) all of the Registrable Securities subject to the applicable Demand Registration Request shall be registered on a Shelf Registration Statement or at the Company’s election, if the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”), an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “Automatic Shelf Registration Statement”); and (ii) the Shelf Registration Statement or Automatic Shelf Registration Statement shall cover any distribution methods reasonably requested by any Holder. For the avoidance of doubt, any registration on a Shelf Registration Statement or Automatic Shelf Registration Statement may be effected, to the extent available to the Company, by filing a post-effective amendment or prospectus supplement to an existing registration statement of the Company.

(d) Shelf Takedowns. At any time that a Shelf Registration Statement is effective, if a Holder of Registrable Securities covered by such Shelf Registration Statement

4

delivers a notice to the Company (a “Shelf Takedown Notice”) stating that such Holder intends to effect an offering of all or part of its Registrable Securities included in such Shelf Registration Statement (a “Shelf Takedown”) and the Company is eligible to use such Shelf Registration Statement for such Shelf Takedown, then the Company shall take all actions reasonably required, including amending or supplementing (a “Shelf Supplement”) such Shelf Registration Statement or prospectus, to enable such Registrable Securities to be offered and sold as contemplated by such Shelf Takedown Notice. Each Shelf Takedown Notice shall specify the number of Registrable Securities to be offered and sold under the Shelf Takedown. Except in connection with a Shelf Takedown Block Trade (as defined below), upon receipt of a Shelf Takedown Notice, the Company shall promptly (but in no event later than two (2) business days after receipt of a Shelf Takedown Notice) deliver notice of such Shelf Takedown Notice to all other holders of Registrable Securities registered on such Shelf Registration Statement who shall then have seven (7) days from the date such notice is given to notify the Company in writing of their desire to be included in such Shelf Takedown. The Company shall prepare and file with the SEC a Shelf Supplement as soon as practicable after the date on which it received the Shelf Takedown Notice and, if such Shelf Supplement is an amendment to such Shelf Registration Statement, shall use its reasonable best efforts to cause such Shelf Supplement to be declared effective by the SEC as soon as practicable thereafter.

(e) Shelf Takedown Block Trade. Notwithstanding anything to the contrary in Section 2.1(d), if an institutional Holder wishes to engage in an underwritten block trade off of a Shelf Takedown (a “Shelf Takedown Block Trade”), then notwithstanding the foregoing time periods, the Holder shall notify the Company and each of the other institutional Holders of the Shelf Takedown Block Trade by 10:00 a.m. Pacific Time on the day such offering is to commence and such other Holders must elect whether or not to participate by noon Pacific Time the day such offering is to commence, and the Company shall as promptly as reasonably practicable use its commercially reasonable efforts (including co-operating with such Holder with respect to the provision of necessary information) to facilitate such Shelf Takedown Block Trade (which may close as early as two (2) business days after the date it commences), provided that the Holder requesting such Shelf Takedown Block Trade shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to such Shelf Takedown Block Trade.

(f) Deferral. Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer or chief financial officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore necessary to defer the filing of such registration statement, because such action would: (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material non-public information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Initiating Holders is given;

5

provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such sixty (60) day period other than an Excluded Registration.

(g) Exception for Company Registrations. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1(a); (iii) if the Initiating Holders propose to dispose of Registrable Securities that may be registered on Form S-3 rather than Form S-1 pursuant to a request made pursuant to Section 2.1(b); or (iv) if the Company has effected a registration within the six (6) month period immediately preceding the date of such request. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on the date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected six (6) registrations pursuant to Section 2.1(b); or (iii) if the Company has effected a registration within the six (6) month period immediately preceding the date of such request. Notwithstanding the foregoing, the Company shall not be obligated to effect, or to take any action to effect, more than an aggregate of six (6) registrations pursuant to Section 2.1(a) and Section 2.1(b). A registration shall not be counted as “effected” for purposes of this Section 2.1(g) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one (1) demand registration statement pursuant to Section 3.3, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(g).

2.2 Piggyback Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, as soon as reasonably practicable, give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration, and each Holder of Registrable Securities shall be permitted to withdraw all or part of such Holder’s Registrable Securities from any registration initiated by the Company under this Section 2.2 by giving written notice to the Company of such request to withdraw at any time prior to the effective date of such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 3.3. For

6

the avoidance of doubt, any registration effected pursuant to Section 2.2 hereof shall not be counted as “effected” for purposes of Section 2.1(g).

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwritten offering (each, an “Underwritten Demand Registration”), they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice; provided, that the Holders shall not be entitled to effect more than two (2) Underwritten Demand Registrations pursuant to the terms of this Agreement. The underwriter will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders; provided, however, that in the case of a Shelf Takedown Block Trade, a majority in interest of the Initiating Holders can select the underwriter, provided the selected underwriter is reasonably acceptable to the Company. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwritten offering and the inclusion of such Holder’s Registrable Securities in the underwritten offering to the extent provided herein. All Holders proposing to distribute their securities through such underwritten offering shall (together with the Company as provided in Section 3.1(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwritten offering. Notwithstanding any other provision of this Section 2.3, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be offered in an underwritten offering, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be included in such underwritten offering pursuant hereto, and the number of Registrable Securities that may be included in the underwritten offering shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwritten offering shall not be reduced unless all other securities are first entirely excluded from such underwritten offering.

(b) In connection with any underwritten offering of shares of the Company’s capital stock pursuant to Section 2.2 (each, an “Underwritten Registration”), the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities

7

owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering. For purposes of the provisions in Section 2.3(a) and in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder,” as defined in this sentence.

ARTICLE III.

FACILITATING REGISTRATIONS AND OFFERINGS.

3.1 Obligations of the Company. Whenever required under Section 2 to effect the registration of any Registrable Securities, the Company shall, as promptly as reasonably practicable:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities, use its commercially reasonable efforts to cause such registration statement to become effective and keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of a Shelf Registration Statement filed pursuant to Section 2.1(c), subject to compliance with applicable SEC rules, the Company shall be required to keep the registration statement continuously effective until all such Registrable Securities are sold, including, for the avoidance of doubt, preparing and filing with the SEC such amendments, including post-effective amendments, and supplements, or otherwise updating, renewing, refiling or replacing any Shelf Registration Statement and Automatic Shelf Registration Statement, as applicable, in the event necessary to maintain the registration of all Registrable Securities and keeping such new Shelf Registration Statement continuously effective and in compliance with the provisions of the Securities Act until all such Registrable Securities have been sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including any preliminary prospectus, as required by the Securities Act, and such other

8

documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities; provided, however, that the availability of such documentation on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system or such successor system (“EDGAR”) shall satisfy such delivery requirement hereunder;

(d) use its commercially reasonable efforts to register and qualify the Registrable Securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) in the case of an Underwritten Demand Registration, promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as is reasonably necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus;

(k) advise each selling Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

9

(l) in connection with an Underwritten Demand Registration, upon request, obtain a “comfort” letter from the Company’s independent registered public accountants for delivery to the managing underwriter(s), in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the selling Holders;

(m) in connection with an Underwritten Demand Registration, if the registration involves the registration of Registrable Securities with an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the managing underwriter(s);

(n) in connection with an Underwritten Demand Registration, upon request, obtain an opinion or opinions from counsel for the Company (including outside counsel) for delivery to the managing underwriter(s), in customary form, scope and substance, which opinions shall satisfy the requirements under the applicable underwriting agreement; and

(o) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the selling Holders, in connection with such registration, including, without limitation, making available senior executives of the Company to participate in any due diligence sessions that may be reasonably requested by the managing underwriter(s) in an Underwritten Demand Registration.

To the extent the Company is a WKSI at the time any Demand Registration Request is submitted to the Company and the Company elects to file an Automatic Shelf Registration Statement, if the Company does not pay the filing fee covering the Registrable Securities at the time the Automatic Shelf Registration Statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold. To the extent required in order to maintain an effective Automatic Shelf Registration Statement covering the Registrable Securities, the Company shall file a new Automatic Shelf Registration Statement covering the Registrable Securities. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI and the Automatic Shelf Registration Statement is no longer available to be used to sell Registrable Securities, the Company shall use its reasonable best efforts to file a new Shelf Registration Statement and keep such Shelf Registration Statement effective during the period during which such registration statement is required to be kept effective.

If the Company files any Automatic Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that, if it is eligible to rely on Rule 430B, it shall include such disclosures as may be required by Rule 430B in order to ensure that the Holders may be added to such Automatic Shelf Registration Statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

3.2 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Article II or Article III hereof with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of

10

disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

3.3 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Article II or Article III hereof, including, but not limited to, all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of (i) one counsel for the selling Holders and (ii) each additional counsel retained by any Holder for the purpose of rendering a legal opinion on behalf of any such Holder in connection with any Underwritten Demand Registration (but only for the reasonable fees and disbursements directly associated with rendering such opinions) (collectively, “Selling Holder Counsel”), not to exceed fifty thousand dollars ($50,000) in the aggregate, shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one (1) registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided, further, that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses. All Selling Expenses relating to Registrable Securities registered pursuant to this Agreement shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

3.4 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of Articles II or III herein.

ARTICLE IV.

INDEMNIFICATION.

4.1 Indemnification by the Company. If any Registrable Securities are included in a registration statement under this Agreement, to the extent permitted by law, rule or regulation (collectively, “Law”), the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent

11

of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon an untrue statement or omission made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

4.2 Indemnification by Holders. If any Registrable Securities are included in a registration statement under this Agreement, to the extent permitted by Law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages result from any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which such Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 4.2 and 4.4 exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

4.3 Indemnification Procedures. Promptly after receipt by an indemnified party under this Article IV of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Article IV, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would, in the reasonable opinion of counsel, be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this

12

Article IV, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Article IV.

4.4 Contribution. To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Article IV but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Article IV provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Article IV, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder) from all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 4.4, when combined with the amounts paid or payable by such Holder pursuant to Section 4.2, exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(a) Conflict. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

4.5 Survival. Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Article IV shall survive the completion of any offering of Registrable Securities in a registration under this Agreement, and otherwise shall survive the termination of this Agreement.

13

ARTICLE V.

OTHER AGREEMENTS.

5.1 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after one hundred eighty (180) days after the consummation of the Merger), the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 and an Automatic Shelf Registration Statement (in each case at any time that the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form S-3; provided, however, that the availability of such documentation on EDGAR shall satisfy such delivery requirement hereunder.

5.2 Limitations on Subsequent Registration Rights. From and after the consummation of the Merger, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that (i) would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to any additional Holder who becomes a party to this Agreement in accordance with Section 6.10.

5.3 “Market Stand-off” Agreement.

(a) Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter(s), during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3

14

(other than a Shelf Registration Statement or an Automatic Shelf Registration Statement, or to the extent any securities of such Holder are covered by such registration statement), and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed ninety (90) days), with respect to any Registrable Securities held by it, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise; provided, that, nothing herein shall prohibit any Holder from (i) pledging any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock in connection with such Person’s entry into a credit facility or any other bona fide borrowing or similar lending arrangement, which shall include margin loans, and for the avoidance of doubt, any pledgee who receives any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock following the exercise of remedies under such credit facility borrowing or arrangement shall not be subject to the restrictions set forth in this Section 5.3(a) or (ii) transferring any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock as a distribution or transfer to general partners, limited partners, members, stockholders or affiliates (as defined in Rule 405 promulgated under the Securities Act) of the Holder or any corporation, partnership, limited liability company, investment fund or other entity which controls or manages or is controlled or managed by the Holder or to entities under common control or management with the Holder, provided that each transferee agrees to be bound in writing by the restrictions set forth herein. The foregoing provisions of this Section 5.3(a) shall be applicable to the Holders only if all executive officers and directors are subject to the same restrictions (unless such executive officers or directors are not required to enter into such restrictions by the underwriters in an underwritten offering); provided, that the Company shall be deemed to have obtained such agreement from any executive officer, director or stockholder that is a party to this Agreement. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 5.3(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 5.3(a), in which case such agreement shall replace and supersede the obligations of this Section 5.3(a) with respect to such registration. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

(b) In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the shares of Common Stock of each Holder (and transferees and assignees thereof) until the end of such restricted period.

15

5.4 Coordination.

(a) During the Coordination Period, no Holder (for purposes of this Section 5.4, each, a “Coordinated Holder”) will transfer any or all of its Common Stock received in the Merger pursuant to (i) SEC Rule 144, (ii) in an unregistered block sale to a financial institution, or (iii) a privately-negotiated transaction under “Section 4(1)-1/2” of the Securities Act or otherwise (each such transfer, a “Public Sale”), in each case other than in compliance with this Section 5.4, provided that the obligations in this Section 5.4 shall not apply to the Excluded Stock.

(b) A Coordinated Holder wishing to make a Public Sale (“Initiating Coordinated Holder”) during the Coordination Period shall consult with the other Coordinated Holders (the “Other Coordinated Holders”) at least two (2) business days prior to effectuating any such Public Sale in order to allow the Other Coordinated Holders to participate in the applicable Public Sale. Each Other Coordinated Holder shall have the right to sell in a Public Sale up to the number of shares of Common Stock equal to the product obtained by multiplying (i) the number of shares of Common Stock, other than Excluded Stock, that the Initiating Coordinated Holder proposes to sell or transfer in such Public Sale by (ii) a fraction (A) the numerator of which is equal to the number of shares of Common Stock, other than Excluded Stock, then owned by such Other Coordinated Holder and (B) the denominator of which is equal to the number of shares of Common Stock, other than Excluded Stock, then owned by all of the Coordinated Holders. The Initiating Coordinated Holder shall use its commercially reasonable efforts to include in the Public Sale all of the shares of Common Stock that the Other Coordinated Holders have requested to have included pursuant to the immediately preceding sentence.

(c) Each Coordinated Holder that is an investment fund shall provide reasonable prior notice to the Other Coordinated Holders prior to any distribution of Registrable Securities to its partners, members, managers or shareholders (a “Partner Distribution”).

(d) Subject to applicable Law, no Coordinated Holder shall, in a given one-year period during the Coordination Period (with the first such one-year period commencing on the closing date of the Merger and the final such one-year period commencing on the first anniversary of such closing date), transfer pursuant to Public Sales, registered offerings, Partner Distributions or otherwise Registrable Securities in the aggregate representing more than fifty percent (50%) of the total Registrable Securities, other than Excluded Stock, owned by such Coordinated Holder on the first day of such one-year period.

(e) If any Coordinated Holder seeks to effectuate an in-kind distribution of all or part of its shares to its direct or indirect equityholders, which distribution is otherwise permissible under the agreements by which such Coordinated Holder is bound, the Company will, subject to applicable lockups, work with such Coordinated Holder and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Coordinated Holder, subject to applicable legal and regulatory requirements.

(f) The provisions of this Section 5.4 shall terminate on the second (2nd) anniversary of the consummation of the Merger (the period beginning upon the consummation of the Merger and terminating upon such second anniversary, the “Coordination Period”).

16

ARTICLE VI.

MISCELLANEOUS.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate, member, partner or stockholder of a Holder or its Affiliates; or (ii) is a Holder’s Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder’s Immediate Family Members, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 5.3. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate, member, partner or stockholder of a Holder or its Affiliates; (2) who is a Holder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder’s Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Effectiveness; Term. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than this Article VI) shall not be effective until the consummation of the Merger. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect. This Agreement shall terminate upon the (i) date as of which all of the Registrable Securities have been sold, transferred, disposed of or exchanged pursuant to a registration statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the SEC)) or (ii) the later of the date as of which (A) there are no Registrable Securities then outstanding, and (B) the expiration of the Coordination Period. The provisions of Article IV shall survive any termination.

6.3 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware, including without limitation Delaware laws relating to applicable statutes of limitation and burdens of proof.

6.4 Counterparts: Facsimile. This Agreement may be executed in multiple counterparts (including facsimile and electronic), each of which shall be an original but all of which together shall constitute but one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so

17

delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day, if sender on the same day sends a confirming copy of such notice by a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt; or (iii) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt.

If to the Company:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn: Brian P. Lynch

E-mail:

with a copy to (which will not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn: Craig M. Garner

Kevin C. Reyes

E-mail:

If to a Holder, to the address set forth below such Holder’s name on Schedule A hereto.

6.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that no such amendment, modification or waiver that would materially and adversely affect a Holder or group of Holders in a manner different than any other Holder or group of Holders shall be effective against such Holder or group of Holders without the consent of the Holders holding a majority of the Registrable Securities that are held by the group of Holders that is materially and adversely affected thereby, and any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party; provided, further, that Schedule B to this

18

Agreement may be updated upon the consummation of the Merger as provided herein to set forth the number of shares of Excluded Stock that each Holder receives in the Merger. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, termination, or waiver applies to all Holders in the same fashion. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.8 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.9 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.10 Additional Holders. Subject to the prior written consent of the Holders holding a majority of the Registrable Securities, the Company may permit a Person to become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter such Person shall be deemed a “Holder” for all purposes hereunder.

6.11 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition

19

to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

20

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch
Name:	Brian P. Lynch
Title:	Executive Vice President, Chief Financial
Officer and Chief Legal Officer

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TOPGOLF INTERNATIONAL, INC.

By:	/s/ William Davenport
Name:	William Davenport
Title:	Vice President & Chief Financial Officer

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

DDFS PARTNERSHIP LP

By: DDFS Management Company, LLC, its General Partner

By:	/s/ Thomas Dundon
Name:	Thomas Dundon
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

DUNDON 2009 GIFT TRUST

By:	/s/ Thomas Dundon
Name:	Thomas Dundon
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

PEP TG INVESTMENTS LP

By: PEP TG Investments GP LLC, its
General Partner

By:	/s/ Scott Marimow
Name:	Scott Marimow
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TGP INVESTORS, LLC

By: WestRiver Management, LLC, its
Managing Member

By:	/s/ Eric Anderson
Name:	Erik Anderson
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TG INVESTORS II, LLC

WestRiver Management, LLC, its
Managing Member

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TGP ADVISORS, LLC

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Authorized Signatory

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

SCHEDULE A

Holders

1. TGP Investors, LLC

2. TGP Investors II, LLC

3. TGP Advisors, LLC

4. DDFS Partnership, LP

5. Dundon 2009 Gift Trust

6. PEP TG Investments LP

SCHEDULE B

Excluded Stock

Name of Holder	Excluded Stock
TGP Investors, LLC	[•]
TGP Investors II, LLC	[•]
TGP Advisors, LLC	[•]
DDFS Partnership, LP	[•]
Dundon 2009 Gift Trust	[•]
PEP TG Investments LP	[•]

Exhibit 10.4

FOURTH AMENDMENT TO FOURTH AMENDED AND RESTATED

LOAN AND SECURITY AGREEMENT

This FOURTH AMENDMENT TO FOURTH AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this “Amendment”), dated as of October 27, 2020, is entered into by and among the Lenders (as defined below) signatory hereto, BANK OF AMERICA, N.A., as administrative agent and as security trustee for the Lenders (in such capacity, “Agent”), CALLAWAY GOLF COMPANY, a Delaware corporation (“Parent”), CALLAWAY GOLF SALES COMPANY, a California corporation (“Callaway Sales”), CALLAWAY GOLF BALL OPERATIONS, INC., a Delaware corporation (“Callaway Operations”), OGIO INTERNATIONAL, INC., a Utah corporation, (“Ogio”), TRAVISMATHEW, LLC, a California limited liability company (“travisMathew”), JACK WOLFSKIN NORTH AMERICA, INC., a Delaware corporation (“Wolfskin” and together with Parent, Callaway Sales, Callaway Operations, Ogio and travisMathew, collectively, “U.S. Borrowers”), CALLAWAY GOLF CANADA LTD., a Canada corporation (“Canadian Borrower”), JACK WOLFSKIN AUSRÜSTUNG FÜR DRAUSSEN GMBH & CO. KGAA, a partnership limited by shares (Kommanditgesellschaft auf Aktien) under the laws of the Federal Republic of Germany (“German Borrower”), CALLAWAY GOLF EUROPE LTD., a company organized under the laws of England (registered number 02756321) (“U.K. Borrower” and together with the U.S. Borrowers, German Borrower, and Canadian Borrower, each individually a “Borrower” and individually and collectively, jointly and severally, the “Borrowers”), and the other Obligors party hereto.

RECITALS

A. Borrowers, the other Obligors party thereto, Agent, and the financial institutions signatory thereto from time to time (each a “Lender” and collectively the “Lenders”) have previously entered into that certain Fourth Amended and Restated Loan and Security Agreement dated as of May 17, 2019 (as amended, supplemented, restated and modified from time to time, the “Loan Agreement”), pursuant to which the Lenders have made certain loans and financial accommodations available to Borrowers. Terms used herein without definition shall have the meanings ascribed to them in the Loan Agreement, as amended hereby.

B. Obligors have requested that Agent and the Required Lenders amend the Loan Agreement, which Agent and the Required Lenders are willing to do pursuant to the terms and conditions set forth herein.

C. Obligors are entering into this Amendment with the understanding and agreement that, except as specifically provided herein, none of Agent’s or any Lender’s rights or remedies as set forth in the Loan Agreement or any of the other Loan Documents are being waived or modified by the terms of this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Amendments to Loan Agreement.

(a) The following definitions in Section 1.1 of the Loan Agreement are hereby amended and restated in their respective entirety to read as follows:

Anti-Corruption Laws: means all laws, rules, and regulations of any jurisdiction applicable to any Obligor, any Subsidiaries or any Excluded Subsidiaries from time to time concerning or relating to bribery or corruption.

Change of Control: (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of Parent, its Subsidiaries or the Excluded Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the Equity Interests of Parent entitled to vote for members of the board of directors or equivalent governing body of Parent on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or (b) Parent ceases to own and control, beneficially and of record, directly or indirectly, all Equity Interests in all other Obligors.

EBITDA: (i) determined on a consolidated basis for Parent and Subsidiaries, net income, calculated before (without duplication): interest expense; non-cash stock compensation expense; provision for income taxes; depreciation and amortization expense; other non-cash expenses (except to the extent representing a reserve or accrual for cash expenses in another period) of Borrower Agent and its Subsidiaries (including, without limitation, non-cash amounts related to any downsizing, restructuring or partial close of any operations of Borrower Agent or any of its Subsidiaries); gains or losses arising from the sale of capital assets; gains arising from the write-up of assets; any extraordinary, exceptional, unusual, special or infrequent gain, loss or charge not in the ordinary course of business; any gains on account of a transaction which results in Parent receiving Top Golf Proceeds; and fees and expenses incurred or any amortization thereof in connection with any acquisition, investment, recapitalization, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Fourth Amendment to Fourth Amended and Restated Effective Date and any such transaction undertaken but not completed) and any charges or nonrecurring merger costs incurred during such period as a result of any such transaction, in each case, to the extent not otherwise prohibited hereunder (in each case of each of the foregoing, to the extent included in determining net income) plus (ii) Parent’s equity in the net income of any Excluded Subsidiary up to an amount equal to the aggregate amount of cash actually distributed by such Excluded Subsidiary to Parent or any Subsidiary as a dividend or other distribution during the applicable period.

Obligor: each Borrower, Guarantor, or other Person that is liable for payment of any Obligations or that has granted a Lien in favor of Agent on its assets to secure any Obligations; provided that, notwithstanding anything to the contrary herein (including, without limitation, Section 10.1.12), in no event shall any Excluded Subsidiary be required to become an Obligor.

Subsidiary: any entity at least 50% of whose voting securities or Equity Interests are owned by the Parent (including indirect ownership by the Parent through other entities in which the Parent directly or indirectly owns at least 50% of the voting securities or Equity Interests), but excluding the Excluded Subsidiaries.

(b) The following definitions are hereby added to Section 1.1 of the Loan Agreement in their respective alphabetical order:

Excluded Subsidiary: (i) for the period commencing on the Fourth Amendment to Fourth Amended and Restated Effective Date and ending on the sooner to occur of (A) the consummation of the Top Golf Acquisition, and (B) the date that is five (5) Business Days after the Termination Date (as defined in the Top Golf Acquisition Agreement) (or such later date as agreed by Administrative Agent in its sole discretion), 51 Steps, Inc., a Delaware corporation (“Merger Sub”), and (ii) effective immediately upon the consummation of the Top Golf Acquisition, each of Top Golf and each entity at least 50% of whose voting securities or Equity Interests are on such date or thereafter owned by Top Golf (including indirect ownership by Top Golf through other entities in which Top Golf directly or indirectly owns at least 50% of the voting securities or Equity Interests); provided, that (a) no Subsidiary of Parent in existence as of the Fourth Amendment to Fourth Amended and Restated Effective Date (other than Merger Sub) will be an Excluded Subsidiary, and (b) no Obligor will be an Excluded Subsidiary at any time.

Fourth Amendment to Fourth Amended and Restated Credit Agreement: that certain Fourth Amendment to Fourth Amended and Restated Credit Agreement, dated as of the Fourth Amendment to Fourth Amended and Restated Effective Date, by and among Parent, the other Obligors party thereto, Agent and the Lenders party thereto.

Fourth Amendment to Fourth Amended and Restated Effective Date: October 27, 2020.

Top Golf Acquisition: the Acquisition by Parent, directly or indirectly, of 100% of the Equity Interests of Top Golf in accordance with the Top Golf Acquisition Agreement.

Top Golf Acquisition Agreement: the Agreement and Plan of Merger by and among Parent, Merger Sub, and Top Golf, dated October 27, 2020, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time (a) in a manner that is not materially adverse to the Lenders in their capacities as such (it being understood that any decrease in the purchase price shall not be materially adverse to the Lenders and any increase in the purchase price, to the extent funded with equity interests of Parent, shall not be materially adverse to the Lenders), or (b) with the consent of the Required Lenders (such consent not to be unreasonably withheld or delayed), pursuant to which Merger Sub merges with and into Top Golf, with Top Golf as the surviving entity of such merger.

(c) In the definition of “Properly Contested” in Section 1.1 of the Loan Agreement, the text “(other than any Excluded Subsidiary)” is hereby inserted immediately following the text “such Person or its Affiliates”.

(d) In clause (a) of the definition of “Top Golf Proceeds” in Section 1.1 of the Loan Agreement, the text “(other than in connection with the Top Golf Acquisition)” is hereby inserted immediately following the text “owned by Parent”.

(e) The first sentence in Section 2.1.3 of the Loan Agreement is hereby deleted and replaced with the following:

“The proceeds of Revolver Loans shall be used by Borrowers solely (a) to satisfy existing Debt on the Original Agreement Closing Date; (b) to pay fees and transaction expenses associated with the closing of this credit facility; (c) to pay Obligations in accordance with this Agreement; and (d) for working capital and other lawful corporate purposes not prohibited by this Agreement.”

(f) Section 9.1.5(a) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(a) The consolidated and consolidating balance sheets, and related statements of income, cash flow and shareholder’s equity, of Parent, its Subsidiaries and the Excluded Subsidiaries, as applicable, that have been and are hereafter delivered to Agent and Lenders (i) are prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial positions and results of operations of Parent, its Subsidiaries and the Excluded Subsidiaries, as applicable, at the dates and for the periods indicated, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other liabilities, direct or contingent, of Parent, its Subsidiaries and the Excluded Subsidiaries, as applicable, as of the date thereof, including liabilities for taxes, material commitments and Debt, to the extent required by GAAP to be shown on such financial statements.”

(g) Section 9.1.23 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“9.1.23 Anti-Corruption Laws. Each Obligor has implemented and maintains in effect policies and procedures designed to ensure compliance by such Obligor, its Subsidiaries, the Excluded Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws of Canada, United Kingdom, United States, and any of the member states of the European Union and applicable Sanctions, and such Obligor, its Subsidiaries, the Excluded Subsidiaries and their respective officers and directors and, to the knowledge of such Obligor, its employees and agents, are in compliance with Anti-Corruption Laws of Canada, United Kingdom, United States, and any of the member states of the European Union and applicable Sanctions in all material respects.”

(h) In the initial clause of Section 10.1 of the Loan Agreement, the text “(and solely for purposes of the last sentence of Section 10.1.8, shall cause each Excluded Subsidiary to)” is hereby inserted immediately following the text “shall cause each Subsidiary to”.

(i) Sections 10.1.1(a), (b) and (c) of the Loan Agreement are hereby amended and restated in their respective entirety to read as follows:

“(a) as soon as available, but in any event within 90 days after the end of each Fiscal Year of Parent, balance sheets as at the end of such Fiscal Year, and the related statements of income or operations, shareholders’ equity and cash flows for such Fiscal Year, on a consolidated basis for Parent, its Subsidiaries and the Excluded Subsidiaries, setting forth in each case in comparative form the figures for the previous Fiscal Year (it being understood that such comparisons shall not be required to include the figures for the Excluded Subsidiaries prior to consummation of the Top Golf Acquisition), all in reasonable detail and prepared in accordance with GAAP, which consolidated statements (x) shall be audited and accompanied by a report and opinion of an independent certified public accountant or chartered accountant, as applicable, of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit and (y) shall be accompanied by unaudited consolidating information (which consolidating information shall be in form materially consistent with that provided prior to the Fourth Amendment to Fourth Amended and Restated Effective Date), that summarizes in reasonable detail (but shall not be required to include footnotes) the differences between the information relating to Parent, its Subsidiaries and the Excluded Subsidiaries on a consolidated basis, on the one hand, and the information relating to Parent and its Subsidiaries on a stand-alone consolidated basis, on the other hand, which unaudited consolidating information shall be certified by the chief financial officer of Borrower Agent as having been fairly presented in all material respects; provided, that if Parent obtains audited financial statements on a consolidated basis for Parent and its Subsidiaries, it shall promptly deliver such audited financial statements to Agent;

(b) as soon as available, but in any event within 45 days after the end of each of the first three fiscal quarters of each Fiscal Year of Parent, unaudited balance sheets as at the end of such fiscal quarter, and the related statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the portion of Parent’s fiscal year then ended, on a consolidated basis for Parent, its Subsidiaries and the Excluded Subsidiaries, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year (it being understood that such comparisons shall not be required to include the figures for the Excluded Subsidiaries prior to consummation of the Top Golf Acquisition), all in reasonable detail, certified by the chief financial officer of Borrower Agent as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of Parent, its Subsidiaries and the Excluded Subsidiaries, as applicable, in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes, which consolidated statements, shall be accompanied by unaudited consolidating information (which consolidating information shall be in form materially consistent with that provided prior to the Fourth Amendment to Fourth Amended and Restated Effective Date) that summarizes in reasonable detail (but shall not be required to include footnotes) the differences between the information relating to Parent, its Subsidiaries and the Excluded Subsidiaries on a consolidated basis, on the one hand, and the information relating to Parent and its Subsidiaries on a stand-alone consolidated basis, on the other hand, which unaudited consolidating information shall be certified by the chief financial officer of Borrower Agent as having been fairly presented in all material respects; and

(c) as soon as available, and in any event within 30 days after the end of each month other than the last month of each fiscal quarter of Parent, unaudited balance sheets as at the end of such month, and the related statements of income or operations for such month and for the portion of Parent’s fiscal year then ended, on a consolidated basis for Parent and its Subsidiaries, setting forth in each case in comparative form the figures for the corresponding month of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, certified by the chief financial officer of Borrower Agent as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries in accordance with historical practices (in each case, which shall be in form materially consistent with that provided prior to the Fourth Amendment to Fourth Amended and Restated Effective Date).”

(j) Section 10.1.2(g) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(g) not later than 30 days after the end of each Fiscal Year, projections of Parent’s consolidated balance sheets, results of operations, cash flow, U.S. Availability, U.K. Availability, German Availability and Canadian Availability for the next Fiscal Year, month by month and in form materially consistent with those provided prior to the Fourth Amendment to Fourth Amended and Restated Effective Date;”

(k) Section 10.1.2(k) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(k) promptly, such additional information regarding the Collateral or the business, financial or corporate affairs of Borrowers, any Subsidiary or any Excluded Subsidiary, or compliance with the terms of the Loan Documents, as Agent or any Lender may from time to time reasonably request.”

(l) Section 10.1.9 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“10.1.9 Books and Records. Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of each Borrower, each Subsidiary and each Excluded Subsidiary, as the case may be; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over each Borrower, each Subsidiary and each Excluded Subsidiary, as the case may be.”

(m) The following text is hereby inserted at the end of Section 10.1.12 of the Loan Agreement:

“Notwithstanding the foregoing or anything to the contrary in this Agreement or in any other Loan Document, in no event shall any Excluded Subsidiary be required to provide a Guarantee, grant any security interest to secure the Obligations or take any other action required by this Section 10.1.12.”

(n) Section 10.1.16 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“10.1.16 Anti-Corruption Laws. Each Obligor will maintain in effect and enforce policies and procedures designed to ensure compliance by such Obligor, its Subsidiaries, the Excluded Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws of Canada, United Kingdom, United States, and any of the member states of the European Union and applicable Sanctions.”

(o) In Section 10.2.2(h) of the Loan Agreement, (i) the text “Third Amendment to Second Amended and Restated Effective Date” is hereby deleted and replaced with the text “Fourth Amendment to Fourth Amended and Restated Effective Date”, and (ii) the proviso at the end of the section is hereby deleted in its entirely.

(p) Section 10.2.2(l) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(l) additional Investments in Top Golf made after the Fourth Amendment to Fourth Amended and Restated Effective Date in an amount not to exceed $30,000,000 in the aggregate at any time so long as at the time of any such Investment, no Default or Event of Default has occurred and is continuing or would result therefrom;”

(q) Section 10.2.2 of the Loan Agreement is hereby amended by (i) deleting the period at the end of clause (m) thereof and replacing it with the text “;” and (ii) adding new clauses (n) and (o) immediately after clause (m) thereof as follows:

“(n) Investments consisting of (i) the non-exclusive licenses of, and non-exclusive rights to use, intellectual property pursuant to joint marketing or other similar arrangements with other Persons so long as such licenses and rights to use do not interfere in any material respect with the business of Parent and its Subsidiaries, taken as a whole, and (ii) Asset Dispositions permitted by Section 10.2.5(f); and

(o) Investments consisting of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of Parent, its Subsidiaries and the Excluded Subsidiaries in an aggregate amount not to exceed $10,000,000 in any fiscal year of Parent when combined with any Debt incurred pursuant to Section 10.2.3(m) during such fiscal year.”

(r) Section 10.2.3(c) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(c) Debt consisting of unsecured intercompany loans among Parent, any Subsidiary and any Excluded Subsidiary or unsecured guarantees of Parent or any Subsidiary in respect of Debt of Parent, any Subsidiary or any Excluded Subsidiary so long as, in each case, the corresponding Investment is permitted under Section 10.2.2;”

(s) Section 10.2.3(m) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(m) Debt consisting of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of Parent, its Subsidiaries and the Excluded Subsidiaries in an aggregate amount not to exceed $10,000,000 in any fiscal year of Parent when combined with any Investments made pursuant to Section 10.2.2(o) during such fiscal year;”

(t) Section 10.2.3(s) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(s) Debt (i) as described in the Project Max Commitment Letter, as may be modified by the market flex conditions referenced in the Fee Letter (as defined in the Project Max Commitment Letter), as disclosed to Agent prior to the First Amendment to Third Amended and Restated Effective Date, so long as: (A) the aggregate outstanding principal amount of such Debt at any one time does not exceed the amount incurred in connection with the consummation of the Acquisition (as defined in the Project Max Commitment Letter) in accordance with the terms of the Project Max Commitment Letter, less any principal payments made on account of such Debt, (B) any Liens securing such Debt are permitted by Section 10.2.1(o), (C) such Debt has a maturity date that is at least 6 months after the Facility Termination Date; and (D) such Debt is incurred in accordance with the terms of the Project Max Commitment Letter as in effect on the First Amendment to Third Amended and Restated Effective Date, or as amended from time to time thereafter so long as such amendments are not materially adverse to the interest of the Lenders and (ii) any refinancings, refundings, renewals or extensions of such Debt permitted in clause (i) hereto, so long as (A) the amount of such Debt is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to accrued interest, a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing, (B) such Debt has a maturity date that is at least 6 months after the Facility Termination Date, (C) such Debt does not have scheduled amortization in excess of 15% per year, (D) any Liens securing such Debt are permitted by Section 10.2.1(o), and (E) other than with respect to any refinancings, refundings, renewals or extensions of such Debt in connection with the Top Golf Acquisition, upon giving effect to it, no Default or Event of Default exists; and”

(u) Section 10.2.7 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“10.2.7. Change in Nature of Business. Engage in any material line of business substantially different from those lines of business conducted by Parent and its Subsidiaries on the date hereof, those lines of business conducted by Top Golf and its subsidiaries on the date of the Top Golf Acquisition, one or more of the leisure goods, products and services businesses generally or, in each case, any business substantially related or incidental thereto.”

(v) Section 10.2.8 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“10.2.8 Affiliate Transactions. Enter into any transaction of any kind with any Affiliate of Parent, except (a) transactions between or among: (i) the U.S. Borrowers, (ii) the U.S. Domiciled Obligors (other than any U.S. Borrower), (iii) the Canadian Domiciled Obligors, (iv) the U.K. Domiciled Obligors, (v) the German Domiciled Obligors, and (vi) Subsidiaries that are not Borrowers or Guarantors; (b) transactions constituting Investments in Subsidiaries or Excluded Subsidiaries as permitted by Section 10.2.2, (c) transactions constituting Debt among Parent, any of its Subsidiaries or any Excluded Subsidiaries, in each case as permitted by Section 10.2.3; (d) transactions among Parent or any of its Subsidiaries, in each case as permitted by Section 10.2.4 or Section 10.2.5, (e) transactions constituting Distributions permitted by Section 10.2.6, (f) transactions constituting reasonable fees and compensation paid to (including issuance and grants of securities and stock options, employment agreements and stock option and ownership plans for the benefit of, and indemnities provided on behalf of) officers, directors, employees and consultants of Parent or any Subsidiary, (g) constituting loans or advances to employees and officers of Parent and its Subsidiaries to the extent permitted by Section 10.2.2(a), (h) transactions with Excluded Subsidiaries (including, without limitation, licenses, sub-licenses, leases, sub-leases, purchases and sales of goods and services and joint marketing arrangements, in each case, to the extent not otherwise prohibited hereunder) entered into in the ordinary course of business so long as such transactions do not interfere in any material respect with the business of Parent and its Subsidiaries, taken as a whole, (i) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of Parent, its Subsidiaries and the Excluded Subsidiaries to the extent permitted pursuant to Sections 10.2.2(o) and 10.2.3(m), and (j) transactions with Affiliates upon terms no less favorable than would be obtained in a comparable arm’s-length transaction with a non-Affiliate and not otherwise prohibited by this Agreement.”

(w) Section 10.2.12 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“10.2.12 Tax Consolidation. File or consent to the filing of any consolidated income tax return with any Person other than Borrowers, Subsidiaries and Excluded Subsidiaries.”

(x) The last three sentences of Section 14.13 are hereby deleted and replaced with the following:

“As used herein, “Information” means all information received from an Obligor, Subsidiary or Excluded Subsidiary relating to it or its business that is identified as confidential when delivered. Any Person required to maintain the confidentiality of Information pursuant to this Section shall be deemed to have complied if it exercises the same degree of care that it accords its own confidential information. Each of Agent, Lenders and Issuing Banks acknowledges that (i) Information may include material non-public information concerning an Obligor, Subsidiary or Excluded Subsidiary; (ii) it has developed compliance procedures regarding the use of material non-public information; and (iii) it will handle such material non-public information in accordance with Applicable Law, including federal, state, provincial and territorial securities laws.”

2. Consent to Top Golf Acquisition. The Obligors have informed Agent and the Lenders that Parent intends to enter into an Acquisition to acquire 100% of the Equity Interests of Top Golf (the “Top Golf Acquisition”). For purposes of the Credit Agreement, Agent and the Required Lenders hereby consent to (x) the consummation of the Top Golf Acquisition by Parent and (y) the designation of Top Golf and its subsidiaries as Excluded Subsidiaries under the Loan Agreement, in each case, notwithstanding anything to the contrary in the Loan Agreement (and for the avoidance of doubt, without reducing or utilizing any basket or capacity set forth in the Loan Agreement) so long as (i) the Top Golf Acquisition is consummated substantially in accordance with the terms of the Agreement and Plan of Merger by and among Parent, Merger Sub, and Top Golf, dated October 27, 2020 (the “Top Golf Acquisition Agreement”), as the Top Golf Acquisition Agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time (A) in a manner that is not materially adverse to the Lenders in their capacities as such (it being understood that any decrease in the purchase price shall not be materially adverse to the Lenders and any increase in the purchase price, to the extent funded with equity interests of Parent, shall not be materially adverse to the Lenders) or (B) with the consent of the Required Lenders (such consent not to be unreasonably withheld or delayed), and (ii) such Acquisition is consummated on or before the date that is five (5) Business Days after the Termination Date (as defined in the Top Golf Acquisition Agreement) (or such later date as agreed by Administrative Agent in its sole discretion).

3. Effectiveness of this Amendment. The following shall have occurred before this Amendment is effective:

(a) Amendment. Agent shall have received this Amendment, executed by Agent, each Obligor and the Required Lenders in a sufficient number of counterparts for distribution to all parties.

(b) Certificate. Parent shall have delivered a certificate to Agent certifying that: (i) the representations and warranties set forth herein are true and correct in all material respects on and as of the date of the effectiveness of this Amendment (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, and that any representation or warranty which is subject to any materiality qualifier shall be required to be true and correct in all respects), and (ii) no event has occurred and is continuing on the date of the effectiveness of this Amendment that constitutes an Event of Default.

(c) Fee Letter. Agent shall have received a copy of the fee letter dated as of the date hereof, executed by the Agent, and the U.S. Borrowers shall have paid all fees required to be paid thereunder.

The Agent shall notify the Borrowers in writing of the effectiveness of this Amendment, which notice shall be conclusive and binding on all parties to the Loan Agreement.

4. Representations and Warranties. Each Obligor represents and warrants as follows, as of the effective date of this Amendment:

(a) Authority. Each Obligor has the requisite corporate power and authority to execute and deliver this Amendment, and to perform its obligations hereunder and under the Loan Documents (as amended or modified hereby) to which it is a party. The execution, delivery and performance by each Obligor of this Amendment have been duly approved by all necessary corporate, limited liability company or other equivalent action and no other corporate, limited liability company or other equivalent proceedings are necessary on the part of the Obligors to consummate such transactions.

(b) Due Execution; Enforceability. This Amendment has been duly executed and delivered by each Obligor that is a party hereto. This Amendment and each Loan Document to which any Obligor is a party (as amended or modified hereby) is a legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(c) Representations and Warranties. The representations and warranties contained in each Loan Document to which any Obligor is a party are correct in all material respects on and as of the date hereof as though made on and as of the date hereof (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, and that any representation or warranty which is subject to any materiality qualifier shall be required to be true and correct in all respects).

(d) Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by any Obligor of this Amendment except for such approvals, consents, exemptions, authorizations, actions, notices and filings which have been obtained, taken, given or made and are in full force and effect.

(e) No Default. No event has occurred and is continuing that constitutes an Event of Default.

5. Choice of Law. The validity of this Amendment, its construction, interpretation and enforcement, and the rights of the parties hereunder, shall be determined under, governed by, and construed in accordance with the internal law of the State of New York, without giving effect to any conflict of law principles (but giving effect to Section 5-1401 of the New York General Obligation Law and Federal laws relating to national banks); provided that the determination of whether the Top Golf Acquisition has been consummated substantially in accordance with the terms of the Top Golf Acquisition Agreement and any claim or dispute arising out of any such interpretation or determination or any aspect thereof shall be made and construed in accordance with the laws of the State of Delaware. The consent to forum and judicial reference provisions set forth in Section 14.15 of the Loan Agreement are hereby incorporated in this Amendment by reference.

6. Counterparts. This Amendment may be in the form of an Electronic Record and may be executed using Electronic Signatures (including, without limitation, facsimile and .pdf) and shall be considered an original, and shall have the same legal effect, validity and enforceability as a paper record. This Amendment may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Amendment. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by Agent and Secured Parties of a manually signed paper Amendment which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The words “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Amendment and the transactions contemplated hereby shall be deemed to include Electronic Signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Laws, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. For purposes hereof, “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time; provided that nothing herein shall require the Agent to accept electronic signatures in any form or format without its prior written consent.

7. Reference to and Effect on the Loan Documents.

(a) Upon and after the effectiveness of this Amendment, each reference in the Loan Agreement or any other Loan Document to this “Agreement”, “hereunder”, “herein”, “hereof”, “thereunder”, “therein”, “thereof”, or words of like import referring to the Loan Agreement or any other Loan Document shall mean and refer to such agreement as amended, modified or supplemented by this Amendment.

(b) Except as specifically amended above, the Loan Agreement and all other Loan Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed and shall constitute the legal, valid, binding and enforceable obligations of Obligors to Agent and the Lenders in accordance with their terms.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of Agent or any Lender under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

(d) To the extent that any terms and conditions in any of the Loan Documents shall contradict or be in conflict with any terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Loan Agreement as modified or amended hereby.

8. Ratification. Each Obligor hereby restates, ratifies and reaffirms each and every term and condition set forth in the Loan Agreement, as amended hereby, and the Loan Documents effective as of the date hereof. Subject to and without limiting the foregoing, all security interests, pledges, assignments and other Liens and Guarantees previously granted by any Obligor pursuant to the Loan Documents are hereby reaffirmed, ratified, renewed and continued, and all such security interests, pledges, assignments and other Liens and Guarantees shall remain in full force and effect as security for the Obligations on and after the date hereof.

9. Estoppel. To induce Lenders to enter into this Amendment and to continue to make advances to Borrowers under the Loan Agreement, each Obligor hereby acknowledges and agrees that, as of the date hereof, there exists no right of offset, defense, counterclaim or objection in favor of any Obligor as against Agent or any Lender with respect to the Obligations.

10. Effectiveness; Binding Effect. For the avoidance of doubt, upon the effectiveness of this Amendment in accordance with its terms, this Amendment shall be binding upon each Lender and its respective successors and assigns.

11. Integration. This Amendment, together with the other Loan Documents, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

12. Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

OBLIGORS:

CALLAWAY GOLF COMPANY, a Delaware corporation

By:	/s/ Brian P. Lynch
Name: Brian P. Lynch
Title: Executive Vice President and Chief Financial
Officer

Address for Borrower Agent:

Callaway Golf Company 2180 Rutherford Road
Carlsbad, CA 92008
Attention: Brian P. Lynch
Telephone: (760) 804-4056

With a copy to:

Latham & Watkins LLP 355 South Grand Avenue, Suite 100
Los Angeles, CA 90071-1560
Attention: Kenneth D. Askin
Facsimile: (213) 891-8507

CALLAWAY GOLF SALES COMPANY, a California corporation

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Director

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

CALLAWAY GOLF BALL OPERATIONS,
INC., a Delaware corporation

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Director

OGIO INTERNATIONAL, INC., a Utah corporation

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Vice President and Treasurer

TRAVISMATHEW, LLC, a California limited liability company

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Treasurer

JACK WOLFSKIN NORTH AMERICA, INC., a Delaware corporation

By:	/s/ Brian P. Lynch
Name: Brian P. Lynch
Title: Vice President

CALLAWAY GOLF INTERACTIVE, INC.
a Texas corporation

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Director

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

CALLAWAY GOLF INTERNATIONAL SALES
COMPANY, a California corporation

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: President

CALLAWAY GOLF CANADA LTD., a Canada corporation

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Director

CALLAWAY GOLF EUROPE LTD., a company organized under the laws of England and
Wales

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Director

By:	/s/ Neil Howie
Name: Neil Howie
Title: Director

CALLAWAY GOLF EUROPEAN HOLDING
COMPANY LIMITED, a company limited by shares incorporated under the laws of England and Wales

By:	/s/ Neil Howie
Name: Neil Howie
Title: Director

By:	/s/ Steven Gluyas
Name: Steven Gluyas
Title: Director

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

CALLAWAY GERMANY HOLDCO GMBH, a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of the Federal Republic of Germany

By:	/s/ Patrick S. Burke
Name: Patrick S. Burke
Title: Managing Director

By:	/s/ Melody Harris-Jensbach
Name: Melody Harris-Jensbach
Title: Managing Director

JW STARGAZER HOLDING GMBH, a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of the Federal Republic of Germany

By:	/s/ Melody Harris-Jensbach
Name: Melody Harris-Jensbach
Title: Managing Director

By:	/s/ Michael Alexander Hauser
Name: Michael Alexander Hauser
Title: Managing Director

SKYRAGER GMBH, a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of the Federal Republic of Germany

By:	/s/ Melody Harris-Jensbach
Name: Melody Harris-Jensbach
Title: Managing Director

By:	/s/ Michael Alexander Hauser
Name: Michael Alexander Hauser
Title: Managing Director

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

JACK WOLFSKIN AUSRÜSTUNG FÜR
DRAUSSEN GMBH & CO. KGAA, a partnership limited by shares
(Kommanditgesellschaft auf Aktien) under the laws of the Federal Republic of Germany, acting through its managing partner, SKYRAGER GMBH

By:	/s/ Melody Harris-Jensbach
Name: Melody Harris-Jensbach
Title: Managing Director

By:	/s/ Michael Alexander Hauser
Name: Michael Alexander Hauser
Title: Managing Director

JACK WOLFSKIN RETAIL GMBH, a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of the Federal Republic of Germany

By:	/s/ Melody Harris-Jensbach
Name: Melody Harris-Jensbach
Title: Managing Director

By:	/s/ Michael Alexander Hauser
Name: Michael Alexander Hauser
Title: Managing Director

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

AGENT AND LENDERS

BANK OF AMERICA, N.A., as Agent and as a U.S. Lender

By:	/s/ James Fallahay
Name: James Fallahay
Title: Senior Vice President

Address:

Bank of America, N.A. 520 Newport Center Drive, Ste. 900
Newport Beach, CA 92660
Attn: James Fallahay
Telecopy: (415) 228-5278

With a copy to:

Morgan, Lewis & Bockius LLP 300 South Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Attn: Marshall Stoddard, Jr., Esq.
Telecopy: (213) 612-2501

BANK OF AMERICA, N.A.
(acting through its London branch), as a U.K. Lender and a German Lender

By:	/s/ James Fallahay
Name: James Fallahay
Title: Senior Vice President

Address: On File with Agent

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

BANK OF AMERICA, N.A.
(acting through its Canada branch), as a Canadian
Lender

By:	/s/ Sylwia Durkiewicz
Name: Sylwia Durkiewicz
Title: Vice President

Address:

Bank of America, N.A. 181 Bay Street, Suite 400
Toronto, ON M5J 2V8
Attn: Sylwia Durkiewicz
Telecopy: (312) 453-4041

With a copy to:

Morgan, Lewis & Bockius LLP 300 South Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Attn: Marshall Stoddard, Jr., Esq.
Telecopy: (213) 612-2501

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

MUFG UNION BANK N.A., as a U.S. Lender, a Canadian Lender, a U.K. Lender and a German Lender

By:	/s/ Peter Ehlinger
Name: Peter Ehlinger
Title: Vice President

Address: On File with Agent

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

TRUIST BANK, as a U.S. Lender, a Canadian Lender, a U.K. Lender and a German Lender

By:	/s/ Stephen D. Metts
Name: Stephen D. Metts
Title: Director

Address: On File with Agent

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

JPMORGAN CHASE BANK, N.A., as a U.S. Lender

By:	/s/ Anna C. Araya
Name: Anna C. Araya
Title: Executive Director

Address: On File with Agent

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

JPMORGAN CHASE BANK, N.A., TORONTO
BRANCH, as a Canadian Lender

By:	/s/ Auggie Marchetti
Name: Auggie Marchetti
Title: Authorized Officer

Address: On File with Agent

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

JPMORGAN CHASE BANK, N.A., LONDON
BRANCH, as a U.K. Lender and a German Lender

By:	/s/ Kennedy A. Capin
Name: Kennedy A. Capin
Title: Authorized Officer

Address: On File with Agent

[Signature Page to Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement]

Exhibit 10.5

BANK OF AMERICA, N.A. One Bryant Park New York, NY 10036	JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, NY 10719

MUFG 1251 Avenue of the Americas New York, New York 10020	TRUIST BANK TRUIST SECURITIES, INC. 3333 Peachtree Road Northeast Atlanta, GA 30326

October 27, 2020

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Project Champion

Commitment Letter

Ladies and Gentlemen:

You have advised Bank of America, N.A. (or any of its designated affiliates, “Bank of America”), JPMorgan Chase Bank, N.A. (together with any of its designated affiliates, “JPMCB”), MUFG (as defined below), Truist Bank (“Truist”), Truist Securities, Inc. (“TS” and, together with Bank of America, JPMCB, MUFG and Truist, the “Commitment Parties”, “we” or “us”) that Callaway Golf Company (the “Borrower”) intends to directly or indirectly acquire (the “Acquisition”) all of the issued share capital of Topgolf International, Inc., a Delaware corporation (the “Acquired Business”) in accordance with the Acquisition Agreement (as defined in Annex II hereto). The Borrower, the Acquired Business and their respective subsidiaries are sometimes collectively referred to herein as the “Companies”. For the purposes of this letter, “MUFG” means MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any of affiliates of MUFG as determined to be appropriate by MUFG.

In connection with the Acquisition, the Borrower will seek to obtain an amendment (the “Term Loan Amendment”) to that certain Credit Agreement, dated as of January 4, 2019 (as amended or otherwise modified on or prior to the Closing Date (as defined herein), the “Existing Term Loan Credit Agreement” and the existing term loans thereunder, the “Existing Term Loans”) by and among the Borrower, the lenders party thereto and Bank of America, N.A., as administrative agent thereunder, on the terms set forth in the Summary of Amendments set forth on Schedule I hereto (with any other amendments to the Existing Term Loan Credit Agreement to be agreed by the parties hereto, collectively, the “Amendments”; and the existing term loan facility under the Existing Term Loan Credit Agreement as amended by the Amendments, the “Amended Term Loan Facility” and the term loans thereunder, the “Amended Term Loans”).

In addition, you have advised us that, in the event the Amendments have not been obtained prior to December 11, 2020 (or such later date as agreed by the Commitment Parties) (the “Launch Date”), a new term loan facility aggregating $442,800,000 (less any scheduled amortization and the aggregate amount of any mandatory or voluntary prepayments of loans or buy backs by the Borrower under the Existing Term Loan Credit Agreement after the date hereof but prior to the Closing Date) (the “Refinancing Term B Facility” and the term loans thereunder the “Refinancing Term B Loans”) shall be required to refinance the Existing Term Loan Credit Agreement (the “Refinancing”) in order to facilitate the Acquisition. The “Senior Credit Facility” shall mean (i) if the Amendment Effective Date (as defined herein) has occurred, the Amended Term Loan Facility and (ii) if the Amendment Effective Date has not occurred, the Refinancing Term B Facility. The Acquisition, the entry into the Amendments, if any, the Refinancing, if any, and all related transactions are hereinafter collectively referred to as the “Transaction.” The date, if any, that the Amendment is executed and delivered by, and becomes irrevocably valid and binding against, each of the parties thereto (including the lenders constituting Required Lenders (as defined in the Existing Term Loan Credit Agreement) on the date thereof) (which, for the avoidance of doubt, may be a date on or prior to the Closing Date) is referred to herein as the “Amendment Effective Date”. The date of consummation of the Acquisition is referred to herein as the “Closing Date.” In the event that the Amendment Effective Date occurs prior to the Closing Date, the Amendments under the Term Loan Amendment becoming operative shall be conditioned upon the occurrence of, the Closing Date and the payment of the Amendment Fees, if any, and any other fees and expenses required to be paid on the Closing Date pursuant to the Fee Letter and this Commitment Letter.

1. Commitments, Engagements and Titles. In connection with the foregoing, (a)(i) Bank of America is pleased to advise you of its several commitment to provide, and hereby commits to provide, 50.2% of the principal amount of the Refinancing Term B Facility, (ii) JPMCB is pleased to advise you of its several commitment to provide, and hereby commits to provide, 16.6% of the principal amount of the Refinancing Term B Facility, (iii) MUFG is pleased to advise you of its several commitment to provide, and hereby commits to provide, 16.6% of the principal amount of the Refinancing Term B Facility and (iv) Truist (together with Bank of America, JPMCB and MUFG in such capacity, the “Initial Lenders”) is pleased to advise you of its several commitment to provide, and hereby commits to provide, 16.6% of the principal amount of the Refinancing Term B Facility, in each case, upon and subject to the terms and conditions set forth in this letter and in Annexes I and II hereto (collectively, the “Summary of Terms” and, together with this letter agreement, the “Commitment Letter”), (b) Bank of America is pleased to advise you of its willingness to act as the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Refinancing Term B Facility, all upon and subject to the terms and conditions set forth in this Commitment Letter (c) Bank of America, JPMCB, MUFG and TS are pleased to advise you of their willingness, and you hereby engage Bank of America, JPMCB, MUFG and ST to act as joint lead arrangers and joint bookrunning managers (in such capacities, the “Amendment Lead Arrangers”) for the Amended Term Loan Facility to solicit consents for the approval of the Amendments from the lenders under the Existing Term Loan Credit Agreement (the “Existing Lenders”) and (d) Bank of America, JPMCB, MUFG and TS are pleased to advise you of their willingness, and you hereby engage Bank of America, JPMCB, MUFG and TS to act as joint lead arrangers and joint bookrunning managers (in such capacities, the “Refinancing Lead Arrangers”; and, together with the Amendment Lead Arrangers, the “Lead Arrangers”) for the Refinancing Term B Facility, and in connection therewith to form a syndicate of banks, financial institutions and other entities, including Bank of America, JPMCB, MUFG and Truist, for the Refinancing Term B Facility approved by you (such approval not to be unreasonably withheld) and excluding Disqualified Institutions (such banks, financial institutions and other entities committing to the Refinancing Term B Facility, the “Refinancing Term B Lenders” and, together with the Existing Lenders, the “Lenders”) upon the terms and subject to the conditions set forth in this Commitment Letter.

Without limiting the Initial Lenders’ commitments to provide the Refinancing Term B Facility on the terms and conditions set forth herein, the Borrower acknowledges that this Commitment Letter is neither an expressed nor an implied commitment by the Lead Arranger or any of its affiliates to provide any financing in connection with the Amended Term Loans or to provide or purchase loans in connection with the Amended Term Loans. In addition, the Borrower acknowledges and agrees that this Commitment Letter is not a guarantee with respect to the successful outcome of the Amendments.

You agree that no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by the Commitment Letter and the Fee Letter referred to below) will be paid to any Lender in order to obtain its commitment to participate in the Senior Credit Facility unless you and we shall so agree. In addition, Bank of

America will have “lead left” placement on all marketing materials relating to the Senior Credit Facility and will perform the duties and exercise the authority customarily performed and exercised by them in such role, including acting as manager of the physical books, and JPMCB, MUFG and Truist will appear immediately to the right of Bank of America on all such marketing materials.

The commitments of the Initial Lenders in respect of the Refinancing Term B Facility and the undertaking of the Lead Arrangers to provide the services described herein are subject only to the satisfaction of each of the applicable conditions precedent set forth herein and in the Summary of Terms. All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Summary of Terms or if not defined therein, then in the Existing Term Loan Credit Agreement as in effect on the date hereof.

2. Syndication. The Lead Arrangers intend to commence syndication of the Senior Credit Facility (including the process of soliciting and obtaining consents in respect of the Amended Term Loan Facility) promptly after your acceptance of the terms of this Commitment Letter and the Fee Letter (as hereinafter defined). You agree to actively assist the Lead Arrangers in obtaining the consents necessary to approve the Amendments and, if such consents to the Amendments are not received on prior to the Launch Date, then in achieving a syndication of the Refinancing Term B Facility that is reasonably satisfactory to the Lead Arrangers and to you until the earliest of (x) the Amendment Effective Date, (y) the occurrence of a Successful Syndication (as defined in the Fee Letter) and (z) ninety (90) days after the Closing Date (such earliest date, the “Syndication Date”). Such assistance shall include (a) your providing and causing your advisors to provide, and using your commercially reasonable efforts (to the extent consistent with the terms of the Acquisition Agreement) to cause the Acquired Business to provide, the Lead Arrangers and the Lenders upon request with all information reasonably available to you that is reasonably deemed necessary by the Lead Arrangers to complete such syndication and/or solicitation, including, but not limited to, information and evaluations prepared by you and your non-legal advisors, or on your behalf, relating to the Transaction (including the Projections (as hereinafter defined) and forecasts prepared by management of the Companies for the first four fiscal quarters and each fiscal year following the Closing Date for the term of the Senior Credit Facility), (b) your preparation of a customary information memorandum with respect to the Senior Credit Facility in form and substance consistent with prior term loan financings of the Borrower and based on the most recent financial statements of the Borrower and the Acquired Business included in the Required Information (the “Information Memorandum”) and other customary marketing materials to be used in connection with the syndication and/or solicitation of the Senior Credit Facility (collectively with the Summary of Terms and any additional summary of terms prepared for distribution to Public Lenders (as hereinafter defined)), the “Information Materials”), (c) your using your commercially reasonable efforts to ensure that the syndication and/or solicitation efforts of the Lead Arrangers benefit materially from your existing lending relationships, (d) your using your commercially reasonable efforts to obtain or reaffirm, as applicable, monitored public corporate credit or family ratings of the Borrower after giving effect to the Transaction and ratings of the Senior Credit Facility from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) (collectively, the “Ratings”) (it being understood that no specific Ratings need to be obtained), (e) your otherwise assisting the Lead Arrangers in their syndication and/or solicitation efforts, including by making your officers and advisors available from time to time on reasonable prior notice and during ordinary business hours to attend and make presentations regarding the business and prospects of the Companies and the Transaction at one meeting of existing and prospective Lenders at a time and location (which may be by telephone or videoconference) to be mutually agreed and (f) your using commercially reasonable efforts to have commenced a consent solicitation to seek consents to effectuate the Amendments to the Existing Credit Agreement no later November 16, 2020. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transaction to the contrary (other than the conditions expressly set forth in Annex II hereto), (x)

neither the receipt of Ratings referred to in clause (d) above nor the commencement, conduct or completion of such syndication shall constitute a condition to the commitments hereunder or the availability or funding of the Refinancing Term B Facility on the Closing Date, (y) you will not be required to provide any information to the extent that the provision thereof would violate any attorney-client privilege, law, rule or regulation or any obligation of confidentiality binding upon you or any of your subsidiaries or affiliates (provided that you will inform us, to the extent legally permitted, that you are withholding any information pursuant to this clause (y)), and (z) the only historical financial statements that shall be required to be provided to the Commitment Parties in connection with the syndication and/or solicitation of the Senior Credit Facility shall be those required to be delivered pursuant to paragraph (vi) of Annex II hereto.

The Lead Arrangers will not syndicate the commitments of the Commitment Parties to Disqualified Institutions.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the solicitation of consents to the Amendments and syndication of the Refinancing Term B Facility in consultation with you, including decisions as to the selection of prospective Lenders (excluding Disqualified Institutions) and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders, subject to your consent right under Section 1 above. It is understood that no Lender participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole and absolute discretion of the Lead Arrangers (but shall in no event exceed the amounts set forth herein and in the Fee Letter without your consent).

Notwithstanding the Lead Arrangers’ right to syndicate the Refinancing Term B Facility and receive commitments with respect thereto, it is agreed that (a) any syndication of, or receipt of commitments in respect of, all or any portion of any Commitment Party’s commitments hereunder prior to the initial funding under the Refinancing Term B Facility shall not (x) be a condition to any Commitment Party’s commitments nor (y) reduce or release any Commitment Party from its commitments or obligations hereunder with respect to the Refinancing Term B Facility, (b) no syndication, assignment or other transfer shall become effective with respect to any portion of any Commitment Party’s commitments in respect of the Refinancing Term B Facility until after the initial funding of the Refinancing Term B Facility, if any, on the Closing Date and (c) unless you otherwise agree in writing in your sole discretion, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications and amendments, until after the Closing Date has occurred.

From the date hereof through the earlier of (a) the Amendment Effective Date and (b) the later of the Closing Date and the Syndication Date, none of the Borrower or its controlled subsidiaries shall syndicate or issue (and the Borrower shall use its commercially reasonable efforts (to the extent consistent with the Acquisition Agreement) to ensure that the Acquired Business does not), attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt of the Companies (other than (i) the Senior Credit Facility, (ii) ordinary course capital leases, purchase money indebtedness and working capital facilities, (iii) the ABL Amendment and the Amended ABL Credit Agreement (each as defined below) and (iv) the Existing Credit Agreement (as defined in the Acquisition Agreement)), including any renewals or refinancings of any existing debt (except for debt under the 2018 Japan ABL Facility (as defined in the Borrower’s filing on Form 10-Q for the quarterly period ended June 30, 2020 (the “2Q 10-Q”) or the Acquiror Japanese Term Loan Facility (as defined in the Acquisition Agreement)), in each case that could reasonably be expected to materially impair the solicitation of consents to the Amendments or the primary syndication of the Senior Credit Facility, without the prior written consent of Lead Arrangers (not to be unreasonably withheld).

3. Information Requirements. You hereby represent, warrant and covenant that (a) all written information, other than Projections (as defined below) and other than information of a general economic, forward-looking or industry-specific nature, that has been or is hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives or by or on behalf of the Acquired Business or any of its representatives in connection with any aspect of the Transaction (the “Information”), taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates thereto) and (b) all financial projections concerning the Companies that have been or are hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives in connection with any aspect of the Transaction (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made, it being understood such assumptions and Projections are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are outside of your control, that no assurance can be given that any particular Projections will be realized and that actual results may vary materially from the Projections. You agree that if at any time prior to the earlier of (i) the Amendment Effective Date and (ii) later of the Closing Date and the Syndication Date any of the representations in the preceding sentence would be incorrect in any material respect, if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented (or, prior to the Acquisition, in the case of Information and Projections regarding the Acquired Business, use commercially reasonable efforts to supplement, or cause to be supplemented), the Information and Projections so that such representations will be correct in all material respects at such time; provided that any such supplementation shall cure any breach of such representations. Solely as they relate to matters with respect to the Acquired Business, prior to the Closing Date, the foregoing representations, warranties and covenants are made to your knowledge. In issuing this commitment and in arranging and syndicating and soliciting the Senior Credit Facility, the Commitment Parties are and will be using and relying on the Information and the Projections without independent verification thereof; provided however, the accuracy of the representations in this Section 3 and your compliance with the covenants in this Section 3 shall not be a condition to the Commitment Parties’ obligations hereunder or the initial funding of the Refinancing Term B Facility on the Closing Date.

You acknowledge that (a) the Lead Arrangers on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system and (b) certain existing and prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Companies, their respective subsidiaries, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. If requested, you will assist us in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to existing and prospective Public Lenders.

Before distribution of any Information Materials (a) to existing and prospective Private Lenders, you and the Acquired Business each shall provide us with a customary letter authorizing the dissemination of the Information Materials and (b) to existing and prospective Public Lenders, you and the Acquired Business each shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom. In addition, at our request, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree that the Lead Arrangers on your behalf may distribute the following documents to all existing and prospective Lenders, unless you advise the Lead Arrangers in writing (including by email)

within a reasonable time prior to their intended distributions (after you have been given a reasonable opportunity to review such documents) that such material should only be distributed to existing and prospective Private Lenders: (a) administrative materials for existing and prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the Senior Credit Facility and (c) drafts and final versions of definitive documents with respect to the Senior Credit Facility. If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Lead Arrangers will not distribute such materials to Public Lenders without further discussions with you. You agree that Information Materials made available to existing and prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

4. Fees and Indemnities.

(a) You agree to pay the fees set forth in the separate fee letter addressed to you dated the date hereof from the Commitment Parties (the “Fee Letter”). You also agree to reimburse the Commitment Parties after receipt (to the extent you have been provided an invoice thereof at least at least three (3) business days prior to such reimbursement) of a written request together with customary backup documentation in reasonable detail, for all reasonable out-of-pocket fees and expenses (which in the case of legal fees and expenses shall be limited to the reasonable fees and expenses of one primary counsel to the Lead Arrangers and the Administrative Agent taken as a whole and one local counsel to the Lead Arrangers and the Administrative Agent taken as a whole in each relevant jurisdiction (which may include a single counsel acting in multiple jurisdictions)) incurred in connection with the Senior Credit Facility, the syndication and/or solicitation thereof, the preparation of the Credit Documentation therefor and the other transactions contemplated hereby.

(b) You also agree to indemnify and hold harmless each of the Commitment Parties, and each of their affiliates, successors and assigns and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses that may be incurred by or asserted or awarded against any Indemnified Party (and will reimburse each Indemnified Party, within 30 days after receipt of written request, for all reasonable and documented out-of-pocket expenses (including reasonable and documented attorneys’ fees, expenses and charges of one primary counsel for all Indemnified Parties, taken as a whole, and one firm of local counsel for all Indemnified Parties, taken as a whole, in each applicable jurisdiction (and, in the case of an actual or perceived conflict of interest, of another counsel for each group of similarly situated affected Indemnified Parties) related to such claims, damages, losses, liabilities and expenses reasonably promptly after written request)), in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction or any related transaction and any of the other transactions contemplated thereby or (b) the Senior Credit Facility, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Party’s gross negligence, bad faith or willful misconduct or the gross negligence, bad faith or willful misconduct of such Indemnified Party’s controlled or controlling affiliates or any of its or their directors, officers, employees or principals, in each case, that was involved in the negotiation or syndication of this Commitment Letter or the credit facilities contemplated hereby (each a “Related Party”), (ii) such Indemnified Party’s or its Related Party’s material breach of its obligations under this Commitment Letter or (iii) any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) that is brought by an Indemnified Party against any other Indemnified Party (other than any Proceeding against an arranger, bookrunner or agent under the Senior Credit Facility acting in its capacity as such or any claims arising out of an act or omission on the part of you or any of your affiliates). In the case of any Proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. None of you or your subsidiaries nor any Indemnified Party will be liable for any special, indirect, consequential or punitive damages that may be alleged as a result of this Commitment Letter or any element of the Transaction; provided that nothing contained in this sentence shall limit your indemnity and reimbursement obligations to the extent set forth in this paragraph (including your indemnity and reimbursement obligations to indemnify us for indirect, special, punitive or consequential damage that are included in any third party claim in connection with which such Indemnified Party is entitled to indemnification hereunder). Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Party or a Related Party of such Indemnified Party, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction. You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless (i) such settlement includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission of fault, culpability or a failure to act by or on behalf of such Indemnified Party. You shall not be liable for any settlement of any pending or threatened Proceeding effected without your consent (which consent shall not be unreasonably withheld, delayed or conditioned) or any expenses incurred or associated therewith, but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Party or Related Party, as the case may be, from and against any and all losses, claims, damages and liabilities of any kind or nature in accordance with and subject to the limitations contained in this paragraph.

(c) Each Indemnified Party shall be obligated to refund or return any and all amounts paid to it under this Section 4 to such Indemnified Party or its Related Parties for any such losses, claims, damages, liabilities or expenses to the extent such Indemnified Party is not ultimately entitled to payment of such amounts in accordance with the terms hereof, as determined in a final, non-appealable judgment of a court of competent jurisdiction.

5. Conditions to Financing. The commitment of the Initial Lenders in respect of the Refinancing Term B Facility and the undertaking of the Lead Arrangers to provide the services in respect of the Refinancing Term B Facility described herein are subject solely to the satisfaction (or waiver by the Lead Arrangers) of each of the conditions set forth in Annex II hereto and each of the following conditions precedent (it being understood that there are no conditions (implied or otherwise) to the commitments hereunder, including compliance with the terms of this Commitment Letter, the Fee Letter and the Refinancing Term B Credit Documentation, other than those that are expressly stated in this Section 5 and as set forth in Annex II hereto): (a) the negotiation and execution and delivery by the Loan Parties of definitive documentation with respect to the Refinancing Term B Facility consistent with this Commitment Letter and the Fee Letter and otherwise customary for transactions of such type (the “Refinancing Term B Credit Documentation” and, the Refinancing Term B Credit Documentation, together with the definitive documentation with respect to the Amended Term Loan Facility, the “Credit Documentation”); and (b) the satisfaction of all other conditions and requirements set forth in Annex II hereto. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Refinancing Term B Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, the only representations relating to the Companies and their subsidiaries the accuracy of which shall be a condition to the availability of the Refinancing Term B Facility on the Closing Date shall be the Specified Representations (as hereinafter defined). For purposes hereof, “Specified Representations” means the representations and warranties relating to corporate status of the Loan Parties, corporate power and authority of the Loan Parties to enter into the Refinancing Term B Credit Documentation, due authorization, execution, delivery and enforceability of the Refinancing Term B Credit Documentation, no conflicts (limited to entry into the Refinancing Term B Credit Documentation) with organizational documents, solvency of the Borrower and its restricted subsidiaries on a consolidated basis (in scope consistent with the form of solvency certificate attached as Annex III hereto), Federal Reserve margin regulations, the use of proceeds not in violation of the U.S.A. Patriot Act, OFAC, and FCPA, the Investment Company Act, and the creation, validity and perfection of the security interests granted in the intended collateral (subject to the following sentence). The Refinancing Term B Credit Documentation shall be in a form such that they do not impair the availability of the Refinancing Term B Facility on the Closing Date if the conditions set forth in this Section 5 and in Annex II hereto are satisfied, it being understood that to the extent any filing, recordation, lien search or security interest in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement, the filing of short-form security agreements with the United States Patent and Trademark Office or the United States Copyright Office or the delivery of certificates evidencing equity interests in wholly-owned material domestic restricted subsidiaries) is not provided or perfected on the Closing Date after your use of commercially reasonable efforts to do so without unreasonable burden or expense, the provision or perfection of such filing, recordation, lien search or security interest(s) shall not constitute a condition precedent to the availability of the Refinancing Term B Facility on the Closing Date but shall be required to be delivered no later than ninety (90) days after the Closing Date (or such later date as may be agreed by the Administrative Agent) pursuant to arrangements to be mutually agreed. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

6. Confidentiality and Other Obligations. This Commitment Letter and the Fee Letter and the contents hereof and thereof are confidential and, may not be disclosed in whole or in part to any person or entity without our prior written consent except (i) on a confidential basis to your officers, directors, employees, accountants, attorneys and other professional advisors in connection with the Transaction, (ii) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or compulsory legal process or as requested by a governmental authority (in which case you, to the extent reasonably practicable and not prohibited by applicable law, agree to inform us promptly thereof), (iii) this Commitment Letter and the Fee Letter (redacted with respect to the fee amounts and the pricing and other economic terms of the “market flex” provisions set forth in the Fee Letter so long as such redacted provisions do not impact the permissibility of the transactions contemplated hereby under the Existing Credit Agreement (as defined in the Acquisition Agreement)) may be disclosed on a confidential basis to the board of directors, officers, employees and advisors of the Acquired Business in connection with their consideration of the Transaction, (iv) in connection with the enforcement of your rights hereunder, (v) the aggregate fee amounts contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transaction to the extent customary or required in marketing materials for the Senior Credit Facility or the Amended ABL Credit Agreement or in any public filing or any prospectus or offering memorandum or confidential information memorandum or lender presentation and (vi) this Commitment Letter in any syndication or solicitation of the Senior Credit Facility or the Amended ABL Credit Agreement or other public filing or any prospectus or offering memorandum or confidential information memorandum or lender presentation. The Commitment Parties agree that they will permit you to review and approve (such approval not to be unreasonably withheld or delayed) any reference to you or any of your affiliates in connection with the Senior Credit Facility or the transactions contemplated hereby contained in any press release or similar written disclosure prior to public release. To the extent not earlier terminated, this paragraph shall (except with respect to the Fee Letter) terminate on the second anniversary of the date hereof.

The Commitment Parties agree that the provisions of Section 10.07 of the Existing Term Loan Credit Agreement are hereby incorporated herein by reference, mutatis mutandis, as if fully set forth herein and shall apply with respect to this Commitment Letter and the transactions contemplated hereby and any information with respect to the Acquired Business provided in connection herewith. To the extent not earlier terminated, this paragraph shall terminate on the earliest to occur of the Amendment Effective Date, the initial funding under the Refinancing Term B Facility and the second anniversary of the date hereof.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and will treat confidential information relating to the Companies and their respective affiliates with the same degree of care as they treat their own confidential information. The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that the Commitment Parties are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning the Companies or any of their respective affiliates that is or may come into the possession of the Commitment Parties or any of such affiliates.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Senior Credit Facility and any related arranging or other services described in this Commitment Letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (iv) in connection with each transaction contemplated hereby and the process leading to such transaction, each of the Commitment Parties has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor, agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other party, (v) the Commitment Parties have not assumed and will not assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any of the Commitment Parties has advised or is currently advising you or your affiliates on other matters) and the Commitment Parties have no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and (vi) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “U.S.A. Patriot Act”) and the requirements of 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Commitment Parties, as applicable, to identify you in accordance with the U.S.A. Patriot Act or the Beneficial Ownership Regulation, as applicable.

You acknowledge that certain of the Commitment Parties are currently acting as lenders under the Existing ABL Credit Agreement and that Bank of America is acting as the administrative agent under the Existing ABL Credit Agreement and the Existing Term Loan Credit Agreement. You further acknowledge that your and any of your affiliates’ rights and obligations under any other agreement with the Commitment Parties or any of their respective affiliates (including the Existing ABL Credit Agreement and the Existing Term Loan Credit Agreement) that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment Letter, and none of such rights and obligations under such other agreements shall be affected by the Commitment Parties’ performance or lack of performance of services hereunder. You further acknowledge that the Commitment Parties or any of their respective affiliates may currently or in the future participate in other debt or equity transactions on behalf of or render financial advisory services to you or other companies that may be involved in a competing transaction. You hereby agree that the Commitment Parties may render their services under this Commitment Letter notwithstanding any actual or potential conflict of interest presented by the foregoing, and you hereby waive any conflict of interest claims relating to the relationship between any Commitment Party and you or any of your affiliates in connection with the commitments contemplated hereby, on the one hand, and the exercise by such Commitment Party or any of its affiliates of any of their rights and duties under any credit or other agreement (including the Existing ABL Credit Agreement and the Existing Term Loan Credit Agreement), on the other hand, provided that the foregoing shall not limit the Commitment Parties’ obligations under this Section 6.

7. Survival of Obligations. The provisions of Sections 2, 3, 4, 6 and 8 shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder, except that the provisions of Sections 2 and 3 shall not survive if the commitments and undertakings of the Commitment Parties are terminated prior to the effectiveness of the Senior Credit Facility; provided that (x) the provisions of Section 4 shall be terminated on the Closing Date and superseded in their entirety by the terms of the Credit Documentation and (y) the provisions of Section 3 shall survive only until the earlier of (i) the Amendment Effective Date and (ii) the later of the Syndication Date and the Closing Date.

8. Miscellaneous. This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall constitute an original. Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof. This Commitment Letter and the Fee Letter may be in the form of an Electronic Record (as defined in 15 USC §7006, as it may be amended from time to time) and may be executed using Electronic Signatures (as defined in 15 USC §7006, as it may be amended from time to time) (including, without limitation, facsimile and .pdf) and shall be considered an original, and shall have the same legal effect, validity and enforceability as a paper record. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Lead Arrangers of a manually signed paper counterpart to this Commitment Letter and/or the Fee Letter which has been converted into electronic form (such as scanned into PDF format), or an electronically signed counterpart to this Commitment Letter and the Fee Letter converted into another format, for transmission, delivery and/or retention. For the avoidance of doubt, the foregoing applies to any amendment, extension, or renewal of this Commitment Letter and/or the Fee Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter or the Fee Letter.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided, however, that (a) the interpretation of the definition of

Company Material Adverse Effect (as defined in the Acquisition Agreement) and whether there shall have occurred a Company Material Adverse Effect (as defined in the Acquisition Agreement), (b) whether the Acquisition has been consummated as contemplated by the Acquisition Agreement and (c) whether the representations and warranties made by the Acquired Business in the Acquisition Agreement are accurate and whether as a result of any inaccuracy thereof you have the right to terminate your obligations under the Acquisition Agreement, shall be determined in accordance with the laws of the State of Delaware. Each party hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter, the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each party hereto waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) of the parties hereto with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter and (ii) the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) of the parties thereto with respect to the subject matter contained therein.

This Commitment Letter, together with the Fee Letter, embodies the entire agreement and understanding among the parties hereto and your affiliates with respect to the Amendments and the Refinancing Term B Facility and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter. Neither this Commitment Letter (including the attachments hereto) nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto.

This Commitment Letter may not be assigned by any party hereto without the prior written consent of the other parties hereto (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties).

Please indicate your acceptance of the terms of the Senior Credit Facility set forth in this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the

Fee Letter not later than 5:00 p.m. (New York City time) on October 27, 2020, whereupon the undertakings of the parties with respect to the Senior Credit Facility shall become effective to the extent and in the manner provided hereby. This offer shall terminate with respect to the Senior Credit Facility if not so accepted by you at or prior to that time. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) 11:59 p.m., New York City time, on the date that is five (5) business days after the Termination Date (as defined in the Acquisition Agreement as in effect on the date hereof), (b) the closing of the Acquisition without the use of the Senior Credit Facility and (c) the termination of the Acquisition Agreement in accordance with its terms without the closing of the Acquisition. In addition the commitments hereunder in respect of the Refinancing Term B Facility shall automatically terminate upon the Amendment Effective Date.

[The remainder of this page intentionally left blank.]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Mark N. Post
Name: Mark N. Post
Title: Managing Director

Signature Page to Commitment Letter

JPMORGAN CHASE BANK, N.A.

By:	/s/ Jeff Bailard
Name: Jeff Bailard
Title: Managing director

Signature Page to Commitment Letter

MUFG UNION BANK, N.A.

By:	/s/ Grant Moyer
Name: Grant Moyer
Title: Managing Director

Signature Page to Commitment Letter

TRUIST BANK

By:	/s/ Sheryl Squires Kerley
Name: Sheryl Squires Kerley
Title: Director

TRUIST SECURITIES, INC.

By:	/s/ Keith Roberts
Name: Keith Roberts
Title: Managing Director

Signature Page to Commitment Letter

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch
Name: Brian P. Lynch
Title: Executive Vice President and Chief Financial Officer

Signature Page to Commitment Letter

SCHEDULE I

Summary of Amendments

The Term Loan Amendment shall contain, and the Lead Arrangers shall seek to obtain the requisite consents for, the following amendments (with any changes as mutually agreed to by the Lead Arrangers and the Borrower) to the Existing Term Loan Credit Agreement (such amendments, the “Amendments”):

1.

Replace certain references to be agreed therein to “Subsidiary” with references to “Restricted Subsidiary” where applicable to reflect the status of the Acquired Business and its subsidiaries as Unrestricted Subsidiaries.

2.

Modify (i) the definition of “Consolidated EBITDA” in the Existing Term Loan Credit Agreement to remove clause (b)(xi) of such definition and (ii) the definition of “Consolidated Net Income” in the Existing Term Loan Credit Agreement to add a new clause (d) to such definition as follows: “and (d) fees and expenses incurred or any amortization thereof in connection with any acquisition, investment, recapitalization, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case, to the extent not otherwise prohibited hereunder”.

3.

Modify the definition of “Consolidated Net Income” in the Existing Term Loan Credit Agreement to replace clause (a) of such definition with the following: “any extraordinary, exceptional, unusual, special or infrequent gain, loss or charge not in the ordinary course of business for such Measurement Period”.

4.

Modify (i) the definition of “Solvent” and “Solvency” in the Existing Term Loan Credit Agreement and (ii) Sections 5.05(c) and 5.18 of the Existing Term Loan Credit Agreement, in each case, to replace each instance of the words “Subsidiaries” and “subsidiaries” with the words “Restricted Subsidiaries”.

5.	Modify the definition of “Unrestricted Subsidiary” in the Existing Term Loan Credit Agreement to include the Acquired Business and its subsidiaries.

6.	Modify Section 2.05(a) of the Existing Term Loan Credit Agreement to implement the Soft Call Modification (as defined in the Fee Letter).

7.

Modify Section 6.12 of the Existing Term Loan Credit Agreement to add the following sentence at the end thereof: “Notwithstanding anything to the contrary contained herein or in any other Loan Document, in no event shall any Unrestricted Subsidiary be required to become a Guarantor.”

8.	Modify Section 7.01 of the Existing Term Loan Credit Agreement and the Security Agreement to implement the Collateral Modification (as defined in the Fee Letter).

9.	Modify Section 7.02 of the Existing Term Loan Credit Agreement to increase the cap on Indebtedness of Foreign Subsidiaries in the penultimate paragraph of Section 7.02 from $50,000,000 to $70,000,000.

Schedule I-1

10.

Modify Section 7.03 of the Existing Term Loan Credit Agreement to (i) permit the Acquisition, with the Acquired Business and its subsidiaries to constitute Unrestricted Subsidiaries under the Existing Term Loan Credit Agreement and (ii) increase the amount of Investments in Top Golf permitted under Section 7.03(k) from $30,000,000 to $230,000,000.

11.

Modify the Existing Term Loan Credit Agreement in a manner consistent with the amendments to the Existing ABL Credit Agreement made pursuant to the ABL Amendment, to the extent mutually agreed to be applicable.

ANNEX I

SUMMARY OF TERMS AND CONDITIONS

REFINANCING TERM B CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex I is attached.

Borrower:	Callaway Golf Company, a Delaware corporation (the “Borrower”).

Guarantors:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles (as defined below), and the related guarantee and collateral documents; provided that the Acquired Business and its subsidiaries shall be designated as Unrestricted Subsidiaries and shall not be required to be Guarantors.

Administrative and Collateral Agent:	Bank of America, N.A. (“Bank of America”) will act as sole and exclusive administrative and collateral agent for the Lenders (the “Administrative Agent”).

Refinancing Term B Credit Documentation:	The Refinancing Term B Credit Documentation shall be consistent with this Annex I, shall contain only those conditions precedent, mandatory prepayments, representations, warranties, affirmative and negative covenants and events of default expressly set forth in this Annex I (as may be modified by the “market flex” provisions set forth in the Fee Letter) and shall otherwise be substantially identical to, and otherwise at least as favorable to the Borrower as, the Existing Term Loan Credit Agreement, as further modified in a manner consistent with this Annex I and otherwise (i) to permit the Acquisition (without reducing or utilizing any basket or capacity set forth in the Refinancing Term B Credit Documentation), with the Acquired Business and its subsidiaries to constitute Unrestricted Subsidiaries, (ii) to reflect the Amendments set forth in Schedule I and (iii) in a manner to be mutually agreed, to reflect the operational and administrative changes reasonably required by the Administrative Agent (collectively, the “Refinancing Term Loan Documentation Principles”). The Refinancing Term B Credit Documentation shall be subject in all respects to the Certain Funds Provision.

Lead Arrangers and Bookrunning Managers:	Bank of America, JPMorgan Chase Bank, N.A. (“JPMCB”), MUFG (as defined below) and Truist Securities, Inc. will act as joint and exclusive lead arrangers and joint and exclusive bookrunning managers for the Refinancing Term B Facility (the “Lead Arrangers”). “MUFG” means The Bank of Tokyo-Mitsubishi UFJ, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any of affiliates of MUFG as determined to be appropriate by MUFG.

Annex I-I

Lenders:	Bank of America, JPMCB, MUFG, Truist Bank and other banks, financial institutions and institutional lenders selected by the Lead Arrangers with the approval of the Borrower (not to be unreasonably withheld) (collectively, the “Lenders”).

Refinancing Term B Facility:	A $442,800,000 term loan B facility (less any scheduled amortization and the aggregate principal amount of any mandatory or voluntary prepayments of loans or buy backs by the Borrower under the Existing Term Loan Credit Agreement after the date hereof but prior to the Closing Date), all of which will be drawn on the Closing Date (the “Refinancing Term B Facility”).

Purpose:	The proceeds of the borrowings under the Refinancing Term B Facility on the Closing Date shall be used, together with cash on hand, (i) to consummate the Refinancing and (ii) to pay fees and expenses incurred in connection with the Transaction.

Interest Rates:	The interest rates per annum (calculated on a 360-day basis) applicable to the Refinancing Term B Facility will be, at the option of the Borrower (i) Eurodollar Rate plus the Applicable Margin (as hereinafter defined) or (ii) the Base Rate plus the Applicable Margin. The “Applicable Margin” means, 4.50% per annum, in the case of Eurodollar Rate advances, and 3.50% per annum, in the case of Base Rate advances.

The Borrower may select interest periods of one, two, three or six months (and, if agreed to by all relevant Lenders, twelve months) for Eurodollar Rate advances. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

“Eurodollar Rate” and “Base Rate” will have meanings provided in the Existing Term Loan Credit Agreement; provided that Eurodollar Rate will be deemed to be not less than the Euro Dollar Rate Floor (as defined in the Fee Letter) and Base Rate will be deemed to be not less than the Base Rate Floor (as defined in the Fee Letter). The Refinancing Term B Credit Documentation will include reasonable “LIBOR replacement” provisions of the Administrative Agent.

Automatically during the continuance of a payment or bankruptcy event of default, interest will accrue (i) on the overdue principal of any loan at a rate of 200 basis points in excess of the rate otherwise applicable to such loan and (ii) on any other overdue amount at a rate of 200 basis points in excess of the non-default interest rate then applicable to Base Rate loans under the Refinancing Term B Facility, and will be payable on demand.

Calculation of Interest and Fees:	Other than calculations in respect of interest at the Base Rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360-day year.

Annex I-2

Cost and Yield Protection:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Maturity:	The Refinancing Term B Facility shall mature January 4, 2026; provided that the Refinancing Term B Credit Documentation shall include customary “amend and extend” provisions.

Incremental Term Facilities:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles. The Refinancing Term B Loans shall have the same MFN Protection (as defined in the Existing Term Loan Credit Agreement) as the Existing Term Loans.

Scheduled Amortization:	The Refinancing Term B Facility will be subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the Refinancing Term B Facility commencing with the first full fiscal quarter after the Closing Date, with the balance payable at final maturity (collectively, the “Scheduled Amortization”).

Mandatory Prepayments and Commitment Reductions:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles; provided that Excess Cash Flow prepayments shall not be required until after the end of each fiscal year commencing with the fiscal year ending December 31, 2021.

Optional Prepayments and Commitment Reductions:	Except as set forth in “Prepayment Premium” below, the Refinancing Term B Facility may be prepaid at any time in whole or in part without premium or penalty, upon written notice, at the option of the Borrower, except that any prepayment of LIBOR advances other than at the end of the applicable interest periods therefor shall be made with reimbursement for any funding losses and redeployment costs of the Lenders resulting therefrom. Each optional prepayment of the Refinancing Term B Facility shall be applied as directed by the Borrower.

Prepayment Premium:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles and the Prepayment Premium Provision (as defined in the Fee Letter).

Security and Intercreditor Matters:	As set forth in the Existing Term Loan Credit Agreement and the Loan Documents, subject to the Refinancing Term Loan Documentation Principles and the Equity Pledge (as defined in the Fee Letter).

The relative rights and priorities in the Collateral (as defined in the Existing Term Loan Credit Agreement as modified to reflect the Equity Pledge) for the secured parties with respect to (a) the Amended ABL Credit Agreement and (b) the Refinancing Term B Facility will be as set forth in that certain intercreditor agreement, dated January 4, 2019, between Bank of America, N.A., as collateral agent under the Existing Term Loan Credit Agreement and the ABL Agent (the “ABL Intercreditor Agreement”).

Annex I-3

Conditions Precedent to Closing:	Those specified in Section 5 of and Annex II to the Commitment Letter.

Representations and Warranties:	As set forth in the Existing Term Loan Credit Agreement, subject to the Certain Funds Provision and the Refinancing Term Loan Documentation Principles.

Covenants:	As set forth in the Existing Term Loan Credit Agreement, subject to the Certain Funds Provision and the Refinancing Term Loan Documentation Principles and the Covenant Modification (as defined in the Fee Letter). For the avoidance of doubt, there shall not be any financial maintenance covenant.

Events of Default:	As set forth in the Existing Term Loan Credit Agreement, subject to the Certain Funds provision and the Refinancing Term Loan Documentation Principles.

Assignments and Participations:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Non-Pro Rata Repurchases:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Waivers and Amendments:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Indemnification:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Governing Law:	State of New York.

Expenses:	As set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Counsel to the Administrative Agent:	Cahill Gordon & Reindel LLP.

Miscellaneous:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The Refinancing Term B Credit Documentation will contain increased cost, withholding tax, capital adequacy and yield protection provisions, non-consenting lender, lender benefit plan representations and EU Bail-In and defaulting lender language as set forth in the Existing Term Loan Credit Agreement, subject to the Refinancing Term Loan Documentation Principles.

Annex I-4

ANNEX II

CONDITIONS PRECEDENT TO CLOSING

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex II is attached.

The initial extensions of credit under the Refinancing Term B Facility will be subject only to the satisfaction (or waiver by the Lead Arrangers) of the conditions set forth in Section 5 of the Commitment Letter and the following conditions:

(i) The definitive agreement relating to the Acquisition (including all schedules and exhibits thereto) (the “Acquisition Agreement”) and such other agreements, instruments and documents relating to the Transaction shall not have been altered, amended or otherwise changed or supplemented by you or any provision waived or consented to by you (including any change in the purchase price), in each case, in a manner materially adverse to the Lenders in their capacities as such, without the prior written consent of the Lenders (not to be unreasonably withheld) (it being understood that any decrease in the purchase price shall not be materially adverse to the Lenders and any increase in the purchase price, to the extent funded with equity interests of the Borrower, shall not be materially adverse to the Lenders). The Specified Representations shall be true and correct in all material respects (other than any such representations that are qualified by materiality or material adverse effect, which shall be true and correct in all respects), after giving effect to the Transaction. The Acquisition shall have been, or shall concurrently with the funding of the Refinancing Term B Facility be, consummated in accordance with the terms of the Acquisition Agreement in all material respects.

(ii) [Reserved].

(iii) The Administrative Agent shall have received certification as to the financial condition and solvency of the Borrower and its restricted subsidiaries (after giving effect to the Transaction and the incurrence of indebtedness related thereto) from the chief financial officer of the Borrower, in a form substantially similar to the form attached as Annex III.

(iv) The Administrative Agent shall have received (a) reasonably satisfactory opinions of counsel to the Loan Parties and of appropriate local counsel and such corporate resolutions, certificates and other closing documents as the Initial Lenders shall reasonably require and (b) satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to the Certain Funds Provision, certain exceptions to be set forth in the Refinancing Term B Credit Documentation and to the ABL Intercreditor Agreement) lien and security interest in the Collateral.

(v) Subject to the Certain Funds Provision, all filings, recordations and searches necessary or desirable in connection with the liens and security interests in the Collateral shall have been duly made. The Administrative Agent shall have received the results of recent lien searches in each relevant jurisdiction with respect to the Loan Parties, and such search results shall reveal no liens on any assets of the Loan Parties except for liens permitted by the Existing Term Loan Credit Agreement and/or to be permitted by the Refinancing Term B Credit Documentation and liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Administrative Agent.

(vi) The Lead Arrangers and the Initial Lenders shall have received: (A) (1) with respect to the fiscal years ending December 31, 2017, December 31, 2018 and December 31, 2019

Annex II-1

and each subsequent fiscal year ended at least 90 days prior to the Closing Date, the audited consolidated balance sheets of the Borrower and its subsidiaries (excluding the Acquired Business) and (2) with respect to the fiscal years ending on or about December 31, 2017, December 30, 2018 and December 29, 2019 and each subsequent fiscal year ended at least 120 days prior to the Closing Date, the audited consolidated balance sheets of the Acquired Business, in each case, as of the end of such fiscal year and related consolidated statements of operations, cash flows and shareholders’ equity; (B) with respect to the fiscal quarters ended March 31, 2020 and June 30, 2020 and each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Closing Date, the unaudited consolidated balance sheets and related unaudited consolidated statements of operations and cash flows of the Borrower and its subsidiaries (excluding the Acquired Business) (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments) for such fiscal quarter and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year; and (C) with respect to the fiscal quarters ended on or about March 29, 2020 and June 28, 2020 and each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least 60 days prior to the Closing Date, the unaudited consolidated balance sheets and related unaudited consolidated statements of operations and cash flows of the Acquired Business (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments) for such fiscal quarter and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year; provided, that filing by the Borrower of the financial statements required to be delivered pursuant to (A) and (B) above on Form 10-K and Form 10-Q will be deemed to satisfy the such delivery requirements. The Lead Arrangers acknowledge receipt of and satisfaction of this condition with respect to the financial statements for (i) the Borrower for the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019, (ii) the Acquired Business for the fiscal years ended on or about December 31, 2017, December 30, 2018 and December 29, 2019, (iii) for the Borrower for the fiscal quarters ended March 31, 2020 and June 30, 2020 and (iv) for the Acquired Business for the fiscal quarters ended on or about March 29, 2020 and June 28, 2020.

(vii) The Lead Arrangers shall have been afforded a period of at least 15 consecutive business days to syndicate the Refinancing Term B Facility (ending no later than the business day prior to the Closing Date), commencing upon receipt by the Lead Arrangers of the Required Information (as defined below) (the “Marketing Period”); provided that (A) November 25, 2020 through November 27, 2020 shall not constitute business days for purposes of the Marketing Period and (B) if the Marketing Period has not ended prior to December 18, 2020, the Marketing Period shall not commence earlier than January 4, 2021; provided further, that if you in good faith reasonably believe that the Lead Arrangers have received the Required Information, you may deliver to the Lead Arrangers a written notice to that effect (stating when you believe they received the Required Information), in which case the Lead Arrangers shall be deemed to have received the Required Information as of the date of delivery of such notice unless the Lead Arrangers in good faith reasonably believes that they have not received the Required Information, and within two business days after the receipt of such notice from you, the Lead Arrangers deliver a written notice to you to that effect (stating with specificity what information has not delivered) (provided, that it is understood that the delivery of such written notice from the Lead Arrangers to you will not prejudice your right to assert that the Required Information has in fact been received by the Lead Arrangers). As used herein, the term “Required Information” shall mean the financial statements required to be delivered pursuant to paragraph (vi) of this Annex I (assuming the Closing Date was the first day of the Marketing Period). It is understood and agreed that (i) once the Marketing Period has occurred, this condition shall be satisfied, notwithstanding that paragraph (vi) of this Annex I requires the delivery of any additional financial statements after the first day of the Marketing Period and on or prior to the Closing Date, (ii) once the Marketing Period has commenced, the delivery of

Annex II-2

any additional financial statements after the first day of the Marketing Period shall not result in the “restart” of the Marketing Period and (iii) this condition will be deemed to have been satisfied the first business day immediately following the first period of 15 business days after the date on which the Lead Arrangers have launched the primary syndication of the Refinancing Term B Facility; provided that (A) November 25, 2020 through November 27, 2020 shall not constitute business days for purposes of this clause (iii), and (B) if such 15 business day period has not ended prior to December 18, 2020, such 15 business day period shall not commence earlier than January 4, 2021.

(viii) All fees required to be paid on the Closing Date pursuant to the Fee Letter and the Commitment Letter (including Annex I) shall have been paid, and all reasonable out-of-pocket expenses required to be paid or reimbursed to the Administrative Agent and the Lead Arrangers on the Closing Date pursuant to the Commitment Letter that have been invoiced at least three (3) business days prior to the Closing Date shall have been paid or shall be paid from the proceeds of the initial funding under the Refinancing Term B Facility.

(ix) The Lead Arrangers and the Initial Lenders shall have received evidence that the Third Amended and Restated Loan and Security Agreement, dated as of November 20, 2017 (the “Existing ABL Credit Agreement”), among the Borrower, Callaway Golf Sales Company, a California corporation, Callaway Golf Ball Operations, Inc., a Delaware corporation, OGIO International Inc., a Utah corporation, Travis Mathew Retail, LLC, a California limited liability company, travisMathew, LLC, a California limited liability company, Callaway Golf Canada Ltd., a Canada corporation, Callaway Golf Europe Ltd., a company organized under the laws of England (registered number 02756321), the other obligors from time to time party thereto, the financial institutions from time to time party thereto as lenders, and Bank of America, N.A., a national banking association, as administrative agent and as security trustee for the lenders (in such capacity, the “ABL Agent”), has been amended (or shall be amended concurrently with the funding of the Refinancing Term B Facility) in a manner reasonably satisfactory to the Lead Arrangers to, among other things, permit the Loan Parties to enter into the Transaction (such amendment, the “ABL Amendment”; the Existing ABL Credit Agreement as amended by the ABL Amendment, the “Amended ABL Credit Agreement”). The Lead Arrangers acknowledge receipt of and satisfaction of this condition with respect to the ABL Amendment executed by the parties thereto and delivered to the Lead Arrangers on the date hereof.

(x) After giving effect to the Transaction, the Borrower and its restricted subsidiaries shall have outstanding no indebtedness for borrowed money or preferred stock other than (a) the loans and other extensions of credit under the Refinancing Term B Facility, (b) the loans and other extensions of credit under the Amended ABL Credit Agreement, (c) the loans and other extensions of credit under the 2018 Japan ABL Facility and any facility that refinances such facility, (d) the loans and other extensions of credit under the Acquiror Japanese Term Loan Facility and any facility that refinances such facility (e) the Borrower’s 2.75% Convertible Notes due in 2026 issued in May 2020, (f) the “Equipment Notes” described in the 2-Q 10-Q and outstanding on the date hereof, (g) ordinary course capital leases, purchase money indebtedness, indebtedness to finance capital expenditures and working capital facilities, (h) intercompany indebtedness, (i) indebtedness permitted by the Refinancing Term B Credit Documentation to be outstanding on the Closing Date, subject to the Refinancing Term Loan Documentation Principles (other than Incremental Term Loans (as defined under the Existing Term Loan Credit Agreement) and indebtedness incurred pursuant to Sections 7.02(l), (n) or (q) of the Existing Term Loan Credit Agreement) and (j) other indebtedness in limited amounts to be mutually agreed upon.

Annex II-3

(xi) (a) Each Loan Party shall have provided the documentation and other information to the Administrative Agent that has been requested in writing by the Lead Arrangers at least 10 business days prior to the Closing Date and is required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the Patriot Act, at least 3 business days prior to the Closing Date and (b) at least 5 business days prior to the Closing Date, the Borrower shall deliver, to each Lead Arranger that so requests, a Beneficial Ownership Certification in relation to the Borrower, to the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation.

Annex II-4

Annex III

FORM OF SOLVENCY CERTIFICATE

This Solvency Certificate is delivered pursuant to Section [•] of the Credit Agreement dated as of [•], among Callaway Golf Company, a Delaware corporation (the “Borrower”), the lenders party thereto from time to time (the “Lenders”) and Bank of America, National Association, as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The undersigned hereby certifies, solely in his capacity as an officer of the Borrower and not in his individual capacity, as follows:

1. I am the Chief Financial Officer of the Borrower. I am familiar with the Transactions, and have reviewed the Credit Agreement, financial statements referred to in Section [•] of the Credit Agreement and such documents and made such investigation as I have deemed relevant for the purposes of this Solvency Certificate.

2. As of the date hereof, immediately after giving effect to the consummation of the Transactions, on and as of such date (i) the fair value of the assets of the Borrower and its Restricted Subsidiaries on a consolidated basis, at a fair valuation, exceeds the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its Restricted Subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its Restricted Subsidiaries on a consolidated basis is greater than the amount required to pay the probable liability of the Borrower and its Restricted Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its Restricted Subsidiaries on a consolidated basis are able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its Restricted Subsidiaries on a consolidated basis do not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

3. As of the date hereof, immediately after giving effect to the consummation of the Transactions, the Borrower does not intend to, and the Borrower does not believe that it or any of its Restricted Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such subsidiary.

This Solvency Certificate is being delivered by the undersigned officer only in his capacity as Chief Financial Officer of the Borrower and not individually and the undersigned shall have no personal liability to the Administrative Agent or the Lenders with respect thereto.

[SIGNATURE PAGE FOLLOWS]

Annex III-1

The foregoing certifications are made and delivered as of the Closing Date.

CALLAWAY GOLF COMPANY

By:
Name:
Title:

Annex III-2

Exhibit 99.1

Callaway and Topgolf to Combine, Creating a Global Golf and Entertainment Leader

Highly Complementary Businesses with Reach Across the Entire $80 Billion Global Golf Industry1

Compelling Family of Brands Well Positioned to Capitalize on Outdoor Consumer Trends

Combined Businesses Create Clear Line of Sight to More Than $1 Billion of Adjusted EBITDAS

Callaway Announces Record Preliminary Results for the Third Quarter 2020

CARLSBAD, CA and DALLAS, TX — October 27, 2020 — Callaway (NYSE:ELY) and Topgolf Entertainment Group (“Topgolf”) today announced that the companies have entered into a definitive merger agreement. Under the terms of the agreement, Callaway and Topgolf will combine in an all-stock transaction creating a global golf and entertainment leader. The number of shares to be issued is based upon an implied equity value of Topgolf of approximately $2 billion, including the 14% already owned by Callaway.

Topgolf is the leading tech-enabled golf entertainment business, with an innovative platform that comprises its groundbreaking open-air venues, revolutionary Toptracer technology and innovative media platform with a differentiated position in eSports. Topgolf generated approximately $1.1 billion in revenue in 2019 and has grown at a 30% compound annual rate since 2017. Callaway is a leader in the global golf equipment market with a scale position in active-lifestyle soft goods and a proven ability to deliver strong returns, including company growth that has exceeded golf market growth for seven consecutive years.

The companies together will be able to accelerate growth, including through:

•

Fully Funded High Growth Opportunities: Topgolf is a high-growth platform with attractive unit economics across its businesses that will benefit from Callaway’s strong financial position that can fully fund Topgolf’s growth plans at an attractive cost of capital.

•

A Highly Complementary Fit: The two companies share a focus on golf and active-lifestyle consumers. With Topgolf’s 90 million consumer touch points a year, the combined company will benefit from a compelling family of brands with reach across multiple channels including retail, venues, e-commerce and digital communities. Topgolf is introducing new players to the game of golf, a powerful trend that benefits Callaway’s golf equipment and soft goods businesses.

•

Enhanced Resources to Accelerate Growth: The combined company’s industry-leading sales, marketing and partnership infrastructure will drive traffic, increase same venue sales and accelerate conversion of new business opportunities. Together, Callaway and Topgolf’s significantly expanded consumer reach will drive increased promotion, exposure and sales of equipment and apparel to golfers and non-golfers alike.

[1]	Golf Datatech industry report published September 21, 2020

•

Innovation to Drive Long-term Potential: A shared innovative culture creates exciting long-term opportunities including the potential to distribute content across connected screens for instruction, fitness and lifestyle.

“Together, Callaway and Topgolf create an unrivaled golf and entertainment business,” said Chip Brewer, President and Chief Executive Officer of Callaway. “This combination unites proven leaders with a shared passion for delivering exceptional golf experiences for all – from elite touring professionals to new and aspiring entrants to the game. We’ve long seen the value in Topgolf and we are confident that together, we can create a larger, higher growth, technology-enabled global golf and entertainment leader. Callaway’s strong financial profile will enable the combined company to accelerate innovation, develop exciting new products and experiences, and create compelling value for shareholders, while providing the dedicated teams of both companies more opportunities to showcase their talents and complementary capabilities.”

“We are excited to join the Callaway family and strengthen the experiences we create at the intersection of sports and tech-driven entertainment,” said Dolf Berle, Chief Executive Officer of Topgolf. “Fueled by a tremendous team of associates and a diverse offering across our venues, Toptracer, and media platform, Topgolf is truly changing the landscape of the industry by making golf more inclusive and accessible to people of all ages, demographics and skill levels. As part of Callaway, we plan to grow our leadership position by leveraging Callaway’s brand reputation, industry relationships and financial strength to connect more communities around the world to the Topgolf experience.”

Callaway first invested in Topgolf in 2006, and the companies have maintained a strong partnership since, including an exclusive golf partnership agreement at all Topgolf venues. Topgolf has achieved rapid growth and strong customer engagement since its founding in 2000, driven by several platforms, including:

•

Venues – The company’s signature platform defined by its immersive gameplay, proprietary technology and local, high-quality food and beverage offers a unique social destination for all. With its open-air, climate-controlled bays, Topgolf venues are structurally advantaged to benefit from consumer preferences for outdoor activities. Topgolf has 63 locations around the globe – including a robust pipeline of new openings – serving more than 23 million guests in 2019 with more than 50% of consumers identifying as non-golfers.

•

Toptracer – A leading ball-tracing technology best known for transforming televised golf is now being brought directly to everyday golf. By bringing professional tracing technology to mobile devices and driving ranges, Topgolf is enhancing the golf experience. The technology has been deployed to more than 7,500 range bays in three years (representing approximately one percent penetration of the total addressable market). This business unit has achieved revenue growth of 233% in the past three years.

•

Media – With World Golf Tour, a leading mobile golf game with 28 million members as of 2019, Topgolf has built a strong digital presence in the game of golf. The company’s proprietary, in-house gaming capabilities also create innovative sponsorship and consumer engagement opportunities throughout Topgolf’s community of players competing across the company’s interconnected digital and in-person platforms.

“Since its inception, Topgolf has created an innovative, tech-inspired twist on the golf driving range experience, turning it into a global entertainment and sports movement. Our track record of creativity and diversity of offerings will only grow stronger as part of Callaway, a global leader in the industry,” said Erik Anderson, executive chairman of Topgolf. “All of us are looking forward to building new experiences, reaching new audiences and solidifying our digital infrastructure as we connect communities around the globe.”

In addition to Callaway, the current Topgolf ownership includes Providence Equity Partners, WestRiver Group and Dundon Capital Partners, which added: “This is a natural combination that brings together two complementary businesses at the center of one of the most dynamic sports and entertainment experiences available today. We are excited to support their continued growth as a united company.”

Financial Benefits and Transaction Structure

Callaway and Topgolf both delivered strong financial results immediately before the COVID pandemic and have since recovered ahead of expectations. Both companies are well positioned to take advantage of both short- and long-term changes in consumer behavior as a result of the pandemic. This includes favorable trends in rounds played and growth in beginning and returning golfers as well as broader consumer preferences for outdoor activities.2,3 The combined company will have a highly diversified revenue mix, including Golf Equipment, 30%; Topgolf, 46%; and Softgoods, 24%4.

The combined company will also benefit from a strong financial profile, including:

•

Pro forma revenue of approximately $2.8 billion based on fiscal year 2019 results that is expected to grow to approximately $3.2 billion by 2022 and at approximately 10% per year in the years following

•	Pro forma adjusted EBITDAS of $270 million based on fiscal year 2019 results that is expected to grow to approximately $360 million by 2022 and at mid-to-high teens per year in the years following

•	Funded leverage[5] of approximately 3.6x in 2022, with opportunities to de-lever from there

Topgolf is in the early stages of its growth with more than ten years of planned unit growth opportunity in its U.S. venues business and just 2% addressable market penetration in international venues and 1% in the Toptracer Range business. The company has a proven ability to innovate to expand its addressable market and capture the potential of games and content on its interconnected platform.

Callaway’s continued strong cash generation and ample liquidity, including more than $630 million of cash and available credit facilities as of Q3 2020, position the company to fund Topgolf’s continued growth with significant ability to pay down debt at the same time.

Under the terms of the merger agreement, Callaway will issue approximately 90 million shares of its common stock to the shareholders of Topgolf, excluding Callaway, which currently holds approximately 14% of Topgolf’s outstanding shares. Upon completion of the merger, Callaway shareholders will own approximately 51.5% and Topgolf shareholders (excluding Callaway) will own

[2]	National Golf Foundation, August Rounds Play, Published September 2020
[3]	Morning Consult Polling, Published July 21, 2020
[4]	Based on 2022 projections
[5]	Excludes Deemed Landlord Financing

approximately 48.5% of the combined company on a fully diluted basis.

The number of shares issued is based upon an implied equity value of Topgolf of $1.986 billion6 (including Callaway’s ownership position). The number of shares issued is also based upon a fixed price of Callaway common stock of $19.40 per share. Callaway will assume Topgolf’s net debt, which is estimated to be $555 million at closing7, resulting in an estimated enterprise value for Topgolf of approximately $2.5 billion.

Governance and Leadership

Upon closing, the combined company’s Board of Directors will consist of 13 directors, including three directors appointed by Topgolf shareholders. Chip Brewer will continue to lead the combined company as President and Chief Executive Officer. Dolf Berle will continue to lead the Topgolf business through a transition period following the close of the transaction, at which time he intends to step down to pursue other leadership opportunities. John Lundgren will continue as Chairman of the Board of the combined company, while Erik Anderson will serve as Vice Chairman.

Topgolf will continue to operate from its headquarters in Dallas, Texas.

Timing and Approvals

The transaction is subject to the approval of the shareholders of both Callaway and Topgolf, as well as other customary closing conditions, including required regulatory approval. The parties expect to complete the transaction in early 2021, subject to satisfaction of these conditions.

Callaway Preliminary Q3 Results and Business Update

Chip Brewer added: “The world is rediscovering golf in a way that has led to a record quarter for our company. Both our golf equipment and soft goods businesses are recovering more quickly than we expected, and our third quarter projections reflect this momentum. Our recent investments into our e-commerce capabilities have proven particularly valuable, showing strong growth across all of our business segments this year including 108% growth in e-commerce for our soft goods segment in Q3.”

Based on currently available information, the Company estimates the following results for the quarter ended September 30, 2020:

($ in millions, except EPS)	2020 Q3 Estimate	Year over Year
Net Sales	$476M million	+12%
Non-GAAP Earnings Per Share	$0.60	+67%
Adjusted EBITDAS*	$87 million	+53%

*	Earnings before Interest, Taxes, Depreciation and Amortization Expense, and Stock Compensation Expense

[6]	Implied equity value of $1.739 billion when accounting for the various preferential rights of Topgolf shareholders and excluding assumed stock options and Callaway’s ownership position
[7]	Topgolf Net Debt includes $152 million of Deemed Landlord Financing and $152 million of Cash

Advisors

Goldman Sachs & Co. LLC served as the financial advisor to Callaway and Latham & Watkins LLP served as legal counsel. Morgan Stanley & Co. LLC and J.P. Morgan served as financial advisors and Weil, Gotshal & Manges LLP served as legal counsel to Topgolf.

Conference Call Details

Callaway will host a conference call today, October 27th, at 5:30 p.m. Eastern time to discuss this transaction. If you would like to participate in the call, please dial 1-877-879-1183 or 1-412-902-6703, if calling internationally, approximately 15 minutes prior to the start of the call (access code: 5543896).

A live webcast of the conference call and downloadable slides will be available online at: https://ir.callawaygolf.com. A replay will be made available online approximately three hours following the live call and will remain available through October 27, 2021. The replay may be accessed through the Internet at this link.

Preliminary Financial Estimates

The preliminary estimates presented above are the responsibility of management and have been prepared in good faith on a consistent basis with prior periods. However, the Company has not completed its financial closing procedures for the three months ended September 30, 2020, and its actual results could vary materially from these preliminary estimates. In addition, the Company’s independent registered public accounting firm has not audited this information or completed its quarterly review procedures for the quarter ended September 30, 2020 and does not express an opinion or any other form of assurance with respect to these preliminary estimates or their achievability. During the course of the preparation of the Company’s consolidated financial statements and related notes as of and for the three months ended September 30, 2020, the Company and its auditors may identify items that would require the Company to make material adjustments to the preliminary estimates presented above. As a result, investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided. These preliminary estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates are not necessarily indicative of the results to be achieved in any future period. Investors are cautioned not to place undue reliance on such preliminary estimates.

Non-GAAP Information

The GAAP results contained in this press release have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). To supplement the GAAP results, the Company has provided certain non-GAAP financial information as follows:

EBITDAS. The Company provides information about its results excluding interest, taxes, depreciation and amortization expense, and non-cash stock compensation expense. Additionally, EBITDAS excludes these same line items from forecasted net income. A long-term forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation of EBITDAS to GAAP net income.

In addition, the Company has included in the schedules to this release a reconciliation of non-GAAP information to the most directly comparable GAAP information. The non-GAAP information presented in this release and related schedules should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company’s business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company’s business with regard to these items. The Company has provided reconciling information in the attached schedules.

###

About Callaway Golf Company

Callaway Golf Company (NYSE: ELY) is a premium golf equipment and active lifestyle company with a portfolio of global brands, including Callaway Golf, Odyssey, OGIO, TravisMathew and Jack Wolfskin. Through an unwavering commitment to innovation, Callaway manufactures and sells premium golf clubs, golf balls, golf and lifestyle bags, golf and lifestyle apparel and other accessories. For more information please visit www.callawaygolf.com, www.odysseygolf.com, www.OGIO.com, www.travismathew.com, and www.jack-wolfskin.com.

About Topgolf Entertainment Group

Topgolf Entertainment Group is a technology-enabled global sports and entertainment community that connects people in meaningful ways through the experiences we create, the innovation we champion and the good we do. What started as a simple idea to enhance the game of golf has grown into a movement where people from all walks of life connect at the intersection of technology and sports entertainment. Topgolf Entertainment Group’s platforms include Topgolf venues, Topgolf International, Toptracer, Topgolf Media and Topgolf Swing Suite. Follow @topgolf on Instagram, Facebook, Twitter and LinkedIn, or visit the Topgolf Press page for the latest news.

Contacts

For Callaway:

Brian Lynch

Patrick Burke

(760) 931-1771

invrelations@callawaygolf.com

For Topgolf:

Kara Barry

press@topgolf.com

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving

Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CALLAWAY GOLF COMPANY

Supplemental Financial Information and Non-GAAP Reconciliation

(Unaudited)

(In millions)

	Three Months Ended September 30,
	2020					2019
	GAAP	Non-Cash Intangible Amortization(1)	Non-Cash Amortization of Discount on Convertible Notes(2)	Other Non-Recurring Charges(3)	Non-GAAP	GAAP	Non-Cash Intangible Amortization(1)	Acquisition & Other Non-Recurring Expenses(4)	Non-GAAP
Diluted earnings (loss) per share:	$0.54	$(0.01)	$(0.02)	$(0.03)	$0.60	$0.32	$(0.01)	$(0.03)	$0.36

(1)	Represents amortization expense of intangible assets from the acquisitions of OGIO, TravisMathew and Jack Wolfskin.
(2)	Represents the non-cash amortization of the debt discount on the convertible notes issued in May 2020.
(3)

Represents non-recurring costs associated with the Company’s transition to its new North America Distribution Center, implementation of new IT systems for Jack Wolfskin, and $0.7 million of severance related to the Company’s cost reduction initiatives.

(4)	Represents certain non-recurring costs, including costs associated with the acquisition of Jack Wolfskin.

CALLAWAY GOLF COMPANY

Non-GAAP Reconciliation and Supplemental Financial Information

(Unaudited)

(In millions)

	Adjusted EBITDAS
	Quarter Ended
	September 30,	September 30,
	2020	2019
Net income	$52	$31
Interest expense, net	13	10
Income tax provision	5	2
Depreciation and amortization expense	10	8
Non-cash stock compensation expense	3	3

EBITDAS	$84	$54
Non-recurring and non-cash charges, before taxes(1)	3	3

Adjusted EBITDAS	$87	$57

(1)

In 2020, amounts represent certain non-recurring costs, including costs associated with the Company’s transition to its new North America Distribution Center and the implementation of new IT systems for Jack Wolfskin, as well as $0.7 million of severance related to the Company’s cost reduction initiatives. In 2019, amounts represent certain non-recurring transition costs associated with the acquisition of Jack Wolfskin, including consulting costs, audit fees and travel expenses, in addition to other non-recurring advisory fees.

Combined Company

Supplemental Financial Information and Non-GAAP Reconciliation

(Unaudited)

(In Millions)

	Twelve months ended December 31, 2019			Twelve months ended December 31, 2022
	Callaway Golf	Topgolf	Combined	Combined
Revenue	$1,701.1	$1,059.9	$2,761.0	$3,202.6
Gross Margin	766.8	916.0	1,682.8	2,094.9
% of Sales	45.1%	86.4%	60.9%	65.4%
Opex	634.1	990.2	1,624.3	1,948.8
% of Sales	37.3%	93.4%	58.8%	60.9%
Other Income (expense)	(36.9)	(40.9)	(77.8)	(127.3)
Income Tax Provision (benefit)	16.5	(0.2)	16.3	26.0

Net Income (Loss)	$79.4	$(114.9)	$(35.5)	$(7.2)

Interest Expense, net	38.5	40.9	79.4	127.3
Income Tax Expense (benefit)	16.5	(0.2)	16.3	26.0
Depreciation and Amortization	35.0	98.0	133.0	180.3
Non-cash Stock Comp	12.9	7.1	20.0	22.9
Non-cash Rent	0.4	16.9	17.2	10.7
Non-recurring costs and non-cash charges, before taxes (1)	28.0	11.3	39.4	0.0

Adjusted EBITDAS	$210.7	$59.2	$269.9	$360.0

(1)

Callaway Golf charges include: Non-recurring transaction and transition costs associated with the acquisition of Jack Wolfskin, including banker’s fees, legal fees, consulting and travel expenses, audit fees and valuations services, as well as non-cash charges related to the valuation of acquired inventory, in addition to other non-recurring advisory fees. Topgolf charges include: Venue closure costs, a regulatory settlement reserve, the remeasurement of a contingent earnout obligation, and the remeasurement of a stock-warrant liability.

Note: The Company is providing information about its long-term forecasted results subsequent to December 31, 2022, excluding interest, taxes, depreciation and amortization expense, and non-cash stock compensation expense. A long-term forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation for long-term forecasted Adjusted EBITDAS to GAAP net income.

Exhibit 99.2

TOPGOLF

Creating an Unrivaled Golf and Entertainment Business

Callaway

TOPGOLF

October 2020

1

Creating an Unrivaled Golf and Entertainment Business October 2020 Exhibit 99.2

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction. The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Additional Information and Where You Can Find It Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway). No Offer or Solicitation This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. DISCLAIMER

TRANSACTION SUMMARY 3 Management and Governance Structure and Ownership Timing and Approvals Chip Brewer to remain President and Chief Executive Officer of combined company; Dolf Berle to remain as CEO of Topgolf through a transition period following the close of the transaction, at which time he intends to step down to pursue other leadership opportunities Topgolf maintains Dallas headquarters Three Topgolf appointees to join Board of Directors of combined company John Lundgren to remain as Chairman of the combined company; Erik Anderson to serve as Vice Chairman of the combined company Callaway will issue approximately 90 million shares of its common stock to the shareholders of Topgolf, excluding Callaway, which currently holds approximately 14% of Topgolf’s outstanding shares for 86% of the fully diluted equity of Topgolf Callaway shareholders will own approximately 51.5% and Topgolf shareholders (excl. Callaway) will own approximately 48.5% of the combined company on a fully diluted basis Providence Equity Partners, WestRiver Group and Dundon Capital Partners to become significant shareholders in combined company Subject to approval of the shareholders of both Callaway and Topgolf, as well as other customary closing conditions, including required regulatory approval Expected to close in early 2021, subject to satisfaction of these conditions

CREATING AN UNRIVALED GOLF AND ENTERTAINMENT BUSINESS

TOPGOLF
MAVRIK
TOPTRACER
BALL SPEED 117mph
APEX 67ft
CURVE 64ft
CARRY 164yds
Callaway
CHROME SOFT

New type of leader in golf and entertainment

In front of golf and active outdoor consumer trends

Reach to entire $80B growing golf industry

High-growth platform with ample liquidity

Leading technology and innovation

Coveted brands with momentum

$3.2B
2022 Est. Revenue

$360M
2022 Est. Adjusted EBITDAS

4

CREATING AN UNRIVALED GOLF AND ENTERTAINMENT BUSINESS New type of leader in golf and entertainment High-growth platform with ample liquidity Reach to entire $80B growing golf industry Coveted brands with momentum Leading technology and innovation $3.2B 2022 Est. Revenue $360M 2022 Est. Adjusted EBITDAS In front of golf and active outdoor consumer trends

COMPELLING POTENTIAL FOR SHAREHOLDER VALUE CREATION ($ in millions) 2019 Pro Forma 2022E Longer Term Revenue $2,761 $3,200 ~10% Adj. EBITDAS $270 $360 Mid-t0-High Teens Combined Company Has Clear Line of Sight to Generating More Than $1B of Adj. EBITDAS

HIGHLY COMPLEMENTARY BUSINESSES

Callaway TOPGOLF

Family of in-demand brands

Callaway, Topgolf Venues, Odyssey, Toptracer, OGIO, Topgolf Media, TravisMathew, Jack Wolfskin

Connection to millions of golf and active lifestyle consumers

Global reach across channels

Venues, Courses, Retail, E-Commerce, Partnerships, Digital, Esports

---

Highly Complementary Businesses

6

HIGHLY COMPLEMENTARY BUSINESSES Compelling Position with Growing Consumer Preferences for Active, Outdoor Experiences Retail Digital E-Commerce Venues Esports Courses Partnerships Connection to millions of golf and active lifestyle consumers Global reach across channels Family of in-demand brands Highly Complementary Businesses Growth capital and brand / consumer synergies Cost savings via operational efficiencies such as sourcing of clubs and balls, back office, public company costs, etc. Toptracer Range expansion – in U.S. and Internationally - fueled by Callaway’s existing partnerships and reach Existing global operations to bolster Topgolf international venue expansion Advertising and cross-promotions using Callaway products customer lists and media platforms to drive traffic to Venues Strong financial growth and consumer / brand synergies Expanded consumer visibility and engagement across family of brands, particularly with first-time golfers A competitive advantage in access to the largest source of new golfers Platform for consumer engagement through best-in-class digital infrastructure Incremental opportunities to sell or promote all Callaway, equipment and apparel at venues

Appeal to youth via games and social atmosphere 51% of Topgolf guests identify as non-golfers 75% of non-golfers who visited Topgolf said they’re now interested in playing on a course4 REACH TO ALL GOLF CONSUMERS The #1 Driver on major worldwide tours #1 Putter on Tour 100’s of Sponsored Athletes across global tours #1 brand rating by avid golfers since summer 20172 #1 or #2 hard goods market share in US, Japan, and Europe 1 Golf Datatech industry report published September 21, 2020 2 Golf Datatech GPAU Study, 2017-2020 Beginning and returning golfers up ~20% in Q2 vs. prior years3 80% of Toptracer Ranges participated in first-ever global digital competition Unparalleled consumer reach across $80B+ global golf industry1 Digital connectivity across all levels Digital connectivity across all levels Digital connectivity across all levels New and Aspiring Entrants Elite Touring Professionals Avid Amateurs 3 National Golf Foundation, COVID-19 Update 4 National Golf Foundation survey conducted for Topgolf Occasional Participants

CALLAWAY: THE GLOBAL LEADER IN PREMIUM GOLF EQUIPMENT AND ACTIVE LIFESTYLE SOFT GOODS Proven ability to deliver innovation, generate growth and capture efficiencies Five-year TSR: 187%; Three-year TSR1: 85% Operating Profit: 54% 3-year CAGR (Pro Forma, 2016-2019) Innovative breakthroughs capturing first mover advantage of Artificial Intelligence in design Track record of successful investment in brand building, manufacturing, distribution, and marketing The market leader in highly attractive worldwide golf market #1 #2 ranked club company ranked ball company Significant active lifestyle soft goods portfolio with scaled e-commerce platform Realizing financial benefits of significant investment in e-commerce capabilities including 108% apparel segment e-commerce growth in Q3 On track to realize $15M in cost synergies; investing for global revenue synergies Highly compelling brands, with broad reach to consumers and sustained momentum 7 Consecutive years Callaway has exceeded overall golf market growth 1 Five-year period from 12/31/2014 - 12/31/2019; three-year period from 12/31/2016 - 12/31/2019

TOPGOLF: THE CATEGORY DEFINING TECH-ENABLED GOLF ENTERTAINMENT BUSINESS

VENUES

23M *Venue visits in 2019*

450 *Potential for new venue expansion (domestic and international)*

TOPTRACER RANGE

1% *Penetration in Toptracer Range addressable market*

140+ *Televised golf tournaments in 2019 that featured Toptracer*

MEDIA

28M *World Golf Tour members as of 2019*

90+M *Total fan touchpoints*

9

TOPGOLF: THE CATEGORY DEFINING TECH-ENABLED GOLF ENTERTAINMENT BUSINESS Proven early stage businesses realizing rapid growth with long-term potential 450 Potential for new venue expansion (domestic and international) 23M Venue visits in 2019 140+ Televised golf tournaments in 2019 that featured Toptracer 1% Penetration in Toptracer Range addressable market VENUES TOPTRACER RANGE MEDIA World Golf Tour members as of 2019 28M Total fan touchpoints 90+M Cutting-edge entertainment facilities with attractive economics and expansion capabilities Transforming the traditional driving range experience and televised golf through a capital light, high margin model Facilitate engagement across the Topgolf ecosystem through games and sponsorships

VENUES OVERVIEW Topgolf venues introduce millions of guests to the brand, culture and technology each year What defines Topgolf venues? Social destinations for all Immersive gameplay Amplified technology High-quality food & beverage Our mission: connect people in meaningful ways through experiences we create, the innovation we champion and the good we do

VENUES OVERVIEW

23 *million venue visits in 2019*

58 *U.S. venues in three format sizes*

5 *International venues*[1]

UNITED STATES
MEXICO
UNITED KINGDOM
AUSTRALIA

Large venue
- 100+ bays
- 45 locations

Medium venue
- 70-100 bays
- 13 locations

Small venue
- 30-60 bays
- 5 locations

[1] *Three owned-venues, two franchised venues*

11

VENUES OVERVIEW 58 23 U.S. venues in three format sizes million venue visits in 2019 5 International venues1 Large venue 100+ bays 45 locations 100% of U.S. venues have fully reopened as of 9/7 and recently operating at 80-85% of 2019 same venue sales 1 Three owned-venues, two franchised venues Medium venue 70-100 bays 13 locations Small venue 30-60 bays 5 locations

VENUES GENERATING ATTRACTIVE ECONOMICS Target Avg. Venue Revenue1 $17 M Average Construction Cost per Venue3 $10-40 M 1-2 Near- to medium-term blended average across Large, Medium and Small venues 3 Topgolf seeks to finance underlying land and 75% of construction costs on the majority of its venues through third-party developer or real estate financing companies Target Avg. Venue Level Adj. EBITDAS2 $5 M Target Average Cash on Cash Returns ~50%

under construction, contracted or LOI years of domestic venue growth opportunity SIGNIFICANT VENUE GROWTH OPPORTUNITIES Innovation in multiple size formats Continued innovation across different venue sizes has expanded addressable market Proven success in all size formats and regions Identified opportunity of 200 venues domestically   Franchise model for international expansion $1.1M in target revenue per franchised venue 2 international franchised venues open with strong pipeline of contracts with existing partners 3 owned and operated venues in the UK Identified opportunity of 250 venues internationally target new U.S. venues per year starting in 2022 $900+ M venue-level Adj. EBITDAS opportunity1 1 Excludes overhead and opening cost 10 33 10+ 2% of international addressable market penetration

Callaway TOPGOLF

TOPTRACER RANGE OVERVIEW

CBS SPORTS | sky sports | GOLF | R&A | USGA
RYDER CUP | PGA TOUR | NBC Sports | PGA | EUROPEAN TOUR | LPGA

TOPTRACER
CARRY 145
BALL SPEED 99
HEIGHT 83
HANG TIME 6.2
CURVE 22

Proven Compelling Experience

00:00:04
152
96
16
4
REC

Rapid Worldwide Growth

to pin 71
COMPETE IN TOPTRACER'S GLOBAL
9-SHOT CHALLENGE

Exciting Connected Screen Potential

14

TOPTRACER RANGE OVERVIEW Puts ball flight and shot stats on screen and to your device …as Topgolf brings a leading ball-tracking technology to your driving range and onto your phone/tablet Highly visible broadcast partnerships expand range technology opportunity and grow brand… 7,500 active Toptracer Range bays worldwide with typical contracts 3-5 years in length Worldwide connected gamification creates multiple opportunities. 80% participation in first worldwide tournament last year. Proven Compelling Experience Rapid Worldwide Growth Exciting Connected Screen Potential

TOPTRACER ECONOMICS AND GROWTH OPPORTUNITIES 7,500 active bays worldwide Attractive recurring revenue potential with limited upfront investment Callaway expertise and network present compelling opportunity to accelerate Toptracer growth globally Highly visible brand presence featured in over 140 golf tournament broadcasts globally, reaching an estimated 500+ M viewers annually2 Strong upside for independent range owners – many licensees have reported 25-60% revenue increases Continued momentum expected to accelerate globally and contribute meaningful EBITDAS Ability to deliver connected digital experiences from games to lessons and more 1 Assumes 23% market share of worldwide addressable market of 650,000 bays 2 2019 Estimate Annual Target Revenue per Bay $2,000 Target Average Cash on Cash Returns 50% Annual Target Cash Adj. EBITDAS per Bay $1,500 Est. Bay Installs in ‘20 >3,500 Potential Total WW Bays +650k Targeted New Bays per Year 8,000+ $200+ M unit-level Cash Adj. EBITDAS opportunity1

Well positioned to capture the US market

3

1 Strong partnerships with high profile leagues

NCAA
NCAA March Madness
Premier League
NBA
Liga MX
NASCAR
PLL
PGA Tour

2 Business model perfect for highly competitive market

Data driven marketing products for player acquisition

Ideally suited to capture expected significant sportsbook marketing spend

Genius already establishing itself as leader in this market

Flutter / FanDuel
Caesars Entertainment
BetMGM
William Hill – The Home of Betting
PointsBet
DraftKings / SBTech – we know sports
IGT
Kambi
SG Scientific Games

4 Proactive US state license strategy

Live

OR
AR
NJ
MS
NY
CO
IN
PA
WV
IA

Application submitted

IL
MI

genius sports GROUP

16

Well positioned to capture the US market Business model perfect for highly competitive market 2 Strong partnerships with high profile leagues 1 Data driven marketing products for player acquisition Ideally suited to capture expected significant sportsbook marketing spend Genius already establishing itself as leader in this market 3 Revenue share model and B2B relationships provide upside 3 / / Live Application submitted IN WV CO IL MI OR AR NJ MS PA NY IA Proactive US state license strategy 4 Out of a possible 19 states, Genius is live in 10, has submitted applications for 2, and has begun the pre-application process for the remaining 7

TOPGOLF FINANCIAL PROFILE AND GROWTH HISTORY

Historical Revenue ($M)
630
862
1,060
2017
2018
2019

Adjusted EBITDAS ($M)
10.4
58.8
59.2
2017
2018
2019

17

TOPGOLF FINANCIAL PROFILE AND GROWTH HISTORY 30% CAGR Revenue Growth 2017 -2019 Venues: 29% Toptracer Range: 233% 2019 Adjusted EBITDAS impacted by investment in growth infrastructure to achieve long-term earnings potential 2019 Adjusted EBITDAS unfavorably impacted by $18M due to the adoption of the new lease accounting standards 1,060 862 630

BRANDS WELL POSITIONED IN CURRENT ENVIRONMENT U.S. golf rounds played for September 2020 increased 25.5% compared to September 2019; September 2020 YTD rounds increased 8.7% vs same period last year despite early year shutdown1 Significant momentum in U.S. Club sales, including record third-quarter sales exceeding $1 billion, up 42% over same period of 20192 Number of beginning and returning golfers during Q2 2020 ~20% higher than recent years Golf is the socially distanced game Safely reopened all venues by 9/7, with dividers between bays and full-bay cleaning between groups leaving positive impression on guests Rapid return to venues with Q3 same venue revenue performance 76% vs. 2019 and recent trends at 80-85% 77% of customers indicate Topgolf will play the same or a bigger role in their lives post-COVID3 Topgolf venues are proving resilient 1 National Golf Foundation/Golf Datatech Report Published October 23, 2020 2 Golf Datatech industry report published October 21, 2020 3 Third-party research conducted for Topgolf Structurally advantaged to benefit from consumer preferences for outdoor, open-air activities

CALLAWAY ON-TRACK FOR RECORD Q3 Callaway set to deliver best third-quarter in company history Golf equipment segment continues to exceed expectations over the last few months Faster than expected recovery in softgoods led by outperformance in e-commerce Transition to consolidated distribution center complete – now supporting all brands Field inventories for golf equipment near historic lows ($ in millions, except EPS) 2020 Q3 Estimate Net Sales ~$476M +12% YOY Non-GAAP EPS* ~$0.60 +67% YOY Adjusted EBITDAS** ~$87M +53% YOY *Non-GAAP EPS excludes amortization expense of intangible assets from the acquisitions of OGIO, TravisMathew and Jack Wolfskin, the non-cash amortization of the debt discount on the convertible notes issued in May 2020, the non-recurring costs, including costs associated with the Company's transition to its new North America Distribution Center, the implementation of new IT systems for Jack Wolfskin, as well as severance related to the Company's cost reduction initiatives. * *Adjusted EBITDAS represents earnings before Interest, Taxes, Depreciation and Amortization Expense, Stock Compensation Expense, and other non-recurring and non-cash charges

WELL-POSITIONED TO FUND FUTURE GROWTH Ample liquidity to accelerate momentum More than $630M of cash and available facilities as of Q3, nearly $300M higher than same period of 2019 Significant projected excess capital provides cushion well above need Callaway investments near-complete, clear focus on Topgolf growth initiatives Callaway investment in ball manufacturing, distribution centers and soft goods infrastructure now substantially complete Strong cash generation to fund Topgolf domestic venue expansion Toptracer Range and Media continue to be high-growth, capital-light business lines requiring minimal investment contribution Capable of delivering on growth plans while paying down debt Funded leverage of approximately 3.6x in 2022, with opportunities to de-lever from there By 2024, Topgolf is self funding and cash flow positive Strong ability to finance growth initiatives while efficiently paying down debt

AN UNRIVALED GOLF AND ENTERTAINMENT BUSINESS Highly complementary businesses well-positioned to accelerate growth across the platform Broad reach and significant consumer overlap enhances value for both businesses Multiple high-growth opportunities in early stages with more then 10 years of planned growth Ample liquidity and cash generation to fund future growth Coveted brands benefiting from consumer preferences Combined Company Has Clear Line of Sight to Generating More Than $1B of Adj. EBITDAS

APPENDIX

DISCLAIMER Regulation G In order to assist you with period-over-period comparisons on a consistent and comparable basis, today’s presentation includes certain non-GAAP information. This information excludes non-cash purchase accounting adjustments associated with the acquisition of OGIO and TravisMathew in 2017 and Jack Wolfskin in January 2019, non-recurring transaction and transition costs associated with the Jack Wolfskin acquisition, the non-cash amortization of the debt discount on the convertible notes issued in May 2020 and non-recurring advisory fees. This non-GAAP information may include non-GAAP financial measures within the meaning of Regulation G. These non-GAAP measures should not be considered as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company’s business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company’s business without regard to these items. The Company has provided reconciliations of such non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP. The reconciliations are included in this presentation or in the schedules to the Company’s October 27, 2020 press release, which is available on the Investor Relations section of the Company’s website located at http://ir.callawaygolf.com/.   Preliminary Financial Estimates   The preliminary estimates presented above are the responsibility of management and have been prepared in good faith on a consistent basis with prior periods. However, the Company has not completed its financial closing procedures for the three months ended September 30, 2020, and its actual results could vary materially from these preliminary estimates. In addition, the Company's independent registered public accounting firm has not audited this information or completed its quarterly review procedures for the quarter ended September 30, 2020 and does not express an opinion or any other form of assurance with respect to these preliminary estimates or their achievability. During the course of the preparation of the Company's consolidated financial statements and related notes as of and for the three months ended September 30, 2020, the Company and its auditors may identify items that would require the Company to make material adjustments to the preliminary estimates presented above. As a result, investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided. These preliminary estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates are not necessarily indicative of the results to be achieved in any future period. Investors are cautioned not to place undue reliance on such preliminary estimates.

APPENDIX: UNIT ECONOMICS OF TOPGOLF LONG TERM OPPORTUNITY Domestic Venues Toptracer Range International Venues Media Total Identified path to: 200 venues 152,500 bays1 250 venues ~2 Game Potential; $1.50 sponsorships revenue / visit   Unit-level Revenue2 $6-24M $2,000 / Bay $1.1M / Venue N/A   Total Revenue $3,000M $305M $275M $240M $3,820M Adjusted EBITDAS per Unit3 $3.5M $1,500 / Bay5 $0.9M N/A   Business Unit Adjusted EBITDAS4 $700M $230M $225M $110M $1,265M 1 Assumes 23% market share of worldwide addressable market of 650,000 bays 2 For venues: assumes higher mix of Small venues in outer years of growth opportunities 3 EBITDAS. The Company provides information about its results excluding interest, taxes, depreciation and amortization expense, and non-cash stock compensation expense. Additionally, EBITDAS excludes these same line items from forecasted net income. A long-term forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation of EBITDAS to GAAP net income. 4 Excludes overhead and opening cost 5 Cash EBITDAS

APPENDIX: 2022 EBITDA SUPPLEMENT AND NON-GAAP RECONCILIATION 1 Callaway Golf charges include: Non-recurring transaction and transition costs associated with the acquisition of Jack Wolfskin, including banker's fees, legal fees, consulting and travel expenses, audit fees and valuations services, as well as non-cash charges related to the valuation of acquired inventory, in addition to other non-recurring advisory fees. Topgolf charges include: Venue closure costs, a regulatory settlement reserve, the remeasurement of a contingent earnout obligation, and the remeasurement of a stock-warrant liability. Note: The Company is providing information about its long-term forecasted results subsequent to December 31, 2022, excluding interest, taxes, depreciation and amortization expense, and non-cash stock compensation expense. A long-term forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation for long-term forecasted Adjusted EBITDAS to GAAP net income. Combined Company Supplemental Financial Information and Non-GAAP Reconciliation (Unaudited)Twelve months ended December 31, 2019Twelve months ended December 31, 2022 Callaway GolfTopgolfCombinedCombinedRevenue$1,701.1 $1,059.9 $2,761.0 $3,202.6 Gross Margin766.8 916.0 1,682.8 2,094.9 % of Sales45.1%86.4%60.9%65.4%Opex634.1 990.2 1,624.3 1,948.8 % of Sales37.3%93.4%58.8%60.9%Other Income (expense)(36.9)(40.9)(77.8)(127.3)Income Tax Provision (benefit)16.5 (0.2)16.3 26.0 Net Income (Loss)$79.4 $(114.9)$(35.5)$(7.2)Interest Expense, net38.5 40.9 79.4 127.3 Income Tax Expense (benefit)16.5 (0.2)16.3 26.0 Depreciation and Amortization35.0 98.0 133.0 180.3 Non-cash Stock Comp12.9 7.1 20.0 22.9 Non-cash Rent0.4 16.9 17.2 10.7 Non-recurring costs and non-cash charges, before taxes (1)28.0 11.3 39.3 0.0 Adjusted EBITDAS$210.7 $59.2 $269.9 $360.0

APPENDIX: COMBINED COMPANY DEBT COMMENTARY Projected as of December 31, 2020 2022 Topgolf Callaway Total Topgolf Callaway Total Net Debt Summary: RCF/ABL 160 38 198 160 142 302 TLB 344 442 786 337 432 769 Convert 0 259 259 0 259 259 Other 51 49 100 47 25 72 Deemed Landlord Financing 152 0 152 475 0 475 Total Gross Debt 707 788 1,495 1,019 858 1,877 Cash 141 178 319 30 70 100 Total Net Debt 566 610 1,176 989 788 1,777 Deemed Landlord Financing 152 0 152 475 0 475 Total Net Funded Debt 414 610 1,024 514 788 1,302 Projected as of December 31, 2020 2022 Callaway Topgolf Total Callaway Topgolf Total Net Debt Summary: RCF/ABL 38 160 198 148 160 308 TLB 442 344 786 432 337 769 Convert 259 0 259 259 0 259 Other 49 51 100 25 47 72 Deemed Landlord Financing 0 152 152 0 475 475 Total Gross Debt 788 707 1,495 864 1,019 1,883 Cash 164 152 316 70 30 100 Total Net Debt 624 555 1,179 794 989 1,783 Deemed Landlord Financing 0 152 152 0 475 475 Total Net Funded Debt 624 403 1,027 794 514 1,308

GAAP RECONCILIATION   CALLAWAY GOLF COMPANY Supplemental Financial Information and Non-GAAP Reconciliation (Unaudited) (In millions)                                         Three Months Ended September 30,     2020   2019     GAAP   Non-Cash Intangible Amortization(1)   Non-Cash Amortization of Discount on Convertible Notes(2)   Other Non-Recurring Charges(3)   Non-GAAP   GAAP   Non-Cash Intangible Amortization(1)   Acquisition & Other Non-Recurring Expenses(4)   Non-GAAP   Diluted earnings (loss) per share: $ 0.54     $ (0.01)   $ (0.02)   $ (0.03)   $ 0.60     $ 0.32     $ (0.01)   $ (0.03)   $ 0.36     (1) Represents amortization expense of intangible assets from the acquisitions of OGIO, TravisMathew and Jack Wolfskin. (2) Represents the non-cash amortization of the debt discount on the convertible notes issued in May 2020. (3) Represents non-recurring costs associated with the Company's transition to its new North America Distribution Center, implementation of new IT systems for Jack Wolfskin, and $0.7 million of severance related to the Company's cost reduction initiatives. (4) Represents certain non-recurring costs, including costs associated with the acquisition of Jack Wolfskin.

CALLAWAY EBITDAS RECONCILIATION                                   CALLAWAY GOLF COMPANY Non-GAAP Reconciliation and Supplemental Financial Information (Unaudited) (In millions) 1 In 2020, amounts represent certain non-recurring costs, including costs associated with the Company's transition to its new North America Distribution Center and the implementation of new IT systems for Jack Wolfskin, as well as $0.7 million of severance related to the Company's cost reduction initiatives. In 2019, amounts represent certain non-recurring transition costs associated with the acquisition of Jack Wolfskin, including consulting costs, audit fees and travel expenses, in addition to other non-recurring advisory fees.Adjusted EBITDASQuarter EndedSeptember 30,September 30,20202019Net income$52$31Interest expense, net1310Income tax provision52Depreciation and amortization expense108Non-cash stock compensation expense33EBITDAS$84$54Non-recurring and non-cash charges, before taxes(1)33Adjusted EBITDAS$87$57

TOPGOLF EBITDAS RECONCILIATION 1 Charges include: Venue closure costs, the remeasurement of a contingent earnout obligation, non-recurring consulting and legal expenses, and the remeasurement of a stock-warrant liability. TOPGOLF INTERNATIONAL, INC Supplemental Financial Information and Non-GAAP Reconciliation (Unaudited) (in thousands) 13 Weeks Ended 39 Weeks Ended September 27, 2020 Revenue $,215,878 $,485,508 Net Loss $,-37,480 $-,278,635 Income tax expense (benefit) -,173 948 Interest expense, net 13,165 37,774 Depreciation and amortization expense 28,292 82,251 Non-cash stock compensation 2,155 5,799 Non-cash rent 2,469 9,338 Impairment of long-lived assets 0 62,555 Other non-recurring costs and non-cash charges, before taxes1 8,783 15,286 Adjusted EBITDAS $17,211 $,-64,684 (1) Charges include: Venue closure costs, the remeasurement of a contingent earnout obligation, non-recurring consulting and legal expenses, and the remeasurement of a stock-warrant liability.